Filed Pursuant to Rule 424(b)(3)
Registration Number 333-168921

Prospectus

Lamar Media Corp.

Offer to Exchange
Up to $400,000,000
outstanding 7 7/8% Senior Subordinated Notes due 2018 issued on April 22, 2010, for a Like Principal Amount of 7 7/8% Senior Subordinated Notes due 2018, which have been registered under the Securities Act of 1933

The Exchange Offer

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration date of the exchange offer.

•	The exchange offer expires at 5:00 p.m., New York City time, on September 16, 2010, unless we extend the offer. We do not currently intend to extend the expiration date.

•	The exchange of outstanding notes for exchange notes in the exchange offer generally will not be a taxable event to a holder for United States federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

•	The exchange offer is subject to customary conditions, including the condition that the exchange offer not violate applicable law or any applicable interpretation of the staff of the Securities and Exchange Commission.

The Exchange Notes

•	The exchange notes are being offered in order to satisfy certain of our obligations under the registration rights agreement entered into in connection with the private offering of the outstanding notes.

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the terms of the outstanding notes, except that the exchange notes will be freely tradable.

•	The exchange notes will be senior to any existing and future debt obligations that are expressly subordinated in right of payment to the exchange notes and will be effectively subordinated to all of our secured debt, including our senior credit facility.

•	The outstanding notes are, and the exchange notes will be, unconditionally guaranteed on a joint and several basis by substantially all of our existing and future domestic subsidiaries.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or to arrange for them to be quoted on any quotation system.

Broker-Dealers

•	Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933.

•	This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.

•	We and the guarantors have agreed that, for a period of 180 days after consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

See “Risk Factors” beginning on page 11 for a discussion of certain risks that you should consider before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 30, 2010

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You should not rely on any unauthorized information or representations. This prospectus is an offer to exchange only the notes offered by this prospectus, and only under the circumstances and in those jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Lamar Media Corp. is a Delaware corporation. Our principal executive offices are located at 5551 Corporate Blvd., Baton Rouge, LA 70808 and our telephone number at that address is (225) 926-1000. Lamar Media Corp. is a wholly owned subsidiary of Lamar Advertising Company. Our parent’s web site is located at http://www.lamar.com. The information on or linked to from the web site is not part of this prospectus.

In this prospectus, except as the context otherwise requires or as otherwise noted, “Lamar Media,” “we,” “us” and “our” refer to Lamar Media Corp. and its subsidiaries, except with respect to the notes, in which case such terms refer only to Lamar Media Corp. Lamar Advertising Company is referred to herein as “Lamar Advertising.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-4 under the Securities Act of 1933, with respect to the exchange notes offered hereby. As permitted by the rules and regulations of the Commission, this prospectus incorporates important information about us that is not included in or delivered with this prospectus but that is included in the registration statement. For further information with respect to us and the exchange notes offered hereby, we refer you to the registration statement, including the exhibits and schedules filed therewith.

We and our parent, Lamar Advertising, file reports and other information with the Commission. Such reports and other information filed by us may be read and copied at the Commission’s public reference room at 100 F Street, NE, Washington, D.C. 20549. For further information about the public reference room, call 1-800-SEC-0330. The Commission also maintains a website on the Internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, and such website is located at http://www.sec.gov.

You may request a copy of these filings at no cost, by writing or calling us at the following address: 5551 Corporate Boulevard, Baton Rouge, LA 70808, Tel: (225) 926-1000, Attention: Chief Financial Officer.

To obtain timely delivery of any of these documents, you must request them no later than five business days before the date you must make your investment decision. Accordingly, if you would like to request any documents, you should do so no later than September 9, 2010 in order to receive them before the expiration of the exchange offer.

Pursuant to the indenture under which the exchange notes will be issued (and the outstanding notes were issued), we have agreed that, whether or not we are required to do so by the rules and regulations of the Commission, for so long as any of the notes remain outstanding, we (not including our subsidiaries) will furnish to the holders of the notes copies of all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such forms and all current reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations. In addition, following the consummation of this exchange offer, whether or not required by the rules and regulations of the Commission, we will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. See “Description of Exchange Notes— Material Covenants— Reports to Holders.”

INDUSTRY AND MARKET DATA

The market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These are statements that relate to future periods and include statements regarding our anticipated performance.

Generally, the words “anticipates,” “believes,” “expects,” “intends,” “estimates,” “projects,” “plans” and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results, to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors include, among others:

•	the severity and length of the current economic recession and its effect on the markets in which we operate;

•	the levels of expenditures on advertising in general and outdoor advertising in particular;

•	risks and uncertainties relating to our significant indebtedness;

•	the demand for outdoor advertising;

•	our need for and ability to obtain additional funding for operations or acquisitions;

•	increased competition within the outdoor advertising industry;

•	the regulation of the outdoor advertising industry by federal, state and local governments;

•	our ability to renew expiring contracts at favorable rates;

ii

•	the integration of companies that we acquire and our ability to recognize cost savings or operating efficiencies as a result of these acquisitions;

•	our ability to successfully implement our digital deployment strategy; and

•	changes in accounting principles, policies or guidelines.

Although we believe that the statements contained in this prospectus are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of this prospectus. We assume no obligation to update or revise them or provide reasons why actual results may differ.

iii

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this exchange offer, we encourage you to read this entire prospectus. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included in this prospectus. Unless otherwise indicated, financial information included in this prospectus is presented on an historical basis.

Lamar Media Corp.

We are one of the largest outdoor advertising companies in the United States based on number of displays and have operated under the Lamar name since 1902. We sell advertising on billboards, buses, shelters and logo signs. As of June 30, 2010, we owned and operated approximately 148,000 billboard advertising displays in 44 states, Canada and Puerto Rico, over 105,000 logo advertising displays in 21 states and the province of Ontario, Canada, and operated over 29,000 transit advertising displays in 16 states, Canada and Puerto Rico. We offer our customers a fully integrated service, satisfying all aspects of their billboard display requirements from ad copy production to placement and maintenance.

Our Business

We operate three types of outdoor advertising displays: billboards, logo signs and transit advertising displays.

Billboards.  We sell most of our advertising space on two types of billboards: bulletins and posters.

•	Bulletins are generally large, illuminated advertising structures that are located on major highways and target vehicular traffic.

•	Posters are generally smaller advertising structures that are located on major traffic arteries and city streets and target vehicular and pedestrian traffic.

In addition to these traditional billboards, we also sell advertising space on digital billboards, which are generally located on major traffic arteries and city streets. As of June 30, 2010, we owned and operated approximately 1,170 digital billboard advertising displays in 38 states, Canada and Puerto Rico.

Logo signs.  We sell advertising space on logo signs located near highway exits.

•	Logo signs generally advertise nearby gas, food, camping, lodging and other attractions.

We are the largest provider of logo signs in the United States, operating 21 of the 27 privatized state logo sign contracts. As of June 30, 2010, we operated over 105,000 logo sign advertising displays in 21 states and Canada.

Transit advertising displays.  We also sell advertising space on the exterior and interior of public transportation vehicles, transit shelters and benches in over 60 markets. As of June 30, 2010, we operated over 29,000 transit advertising displays in 16 states, Canada and Puerto Rico.

Operating strategies

We strive to be a leading provider of outdoor advertising services in each of the markets that we serve, and our operating strategies for achieving that goal include:

Continuing to provide high quality local sales and service.  We seek to identify and closely monitor the needs of our customers and to provide them with a full complement of high quality advertising services. Local advertising constituted approximately 79% of our net revenues for the six months ended June 30, 2010, which management believes is higher than the industry average. We believe that the experience of our regional and local managers has contributed greatly to our success. For example, our regional managers have been with us for an average of 29 years. In an effort to provide high quality sales and service at the local level, we employed approximately 750 local account executives as of June 30, 2010. Local account executives are typically supported by additional local staff and have the ability to draw upon the resources of the central office, as well as our offices in other markets, in the event business opportunities or customers’ needs support such an allocation of resources.

Continuing a centralized control and decentralized management structure.  Our management believes that, for our particular business, centralized control and a decentralized organization provide for greater economies of scale and are more responsive to local market demands. Therefore, we maintain centralized accounting and financial control over our local operations, but the local managers are responsible for the day-to-day operations in each local market and are compensated according to that market’s financial performance.

Continuing to focus on internal growth.  Within our existing markets, we seek to increase our revenue and improve our cash flow by employing highly-targeted local marketing efforts to improve our display occupancy rates and by increasing advertising rates where and when demand can absorb rate increases. Our local offices spearhead this effort and respond to local customer demands quickly.

In addition, we routinely invest in upgrading our existing displays and constructing new displays. From January 1, 2000 to June 30, 2010, we invested approximately $1.2 billion in capital expenditures, which includes improvements to our existing displays and constructing new displays. Our regular improvement and expansion of our advertising display inventory allow us to provide high quality service to our current advertisers and to attract new advertisers.

Continuing to pursue other outdoor advertising opportunities.  We plan to pursue additional logo sign contracts. Logo sign opportunities arise periodically, both from states initiating new logo sign programs and from states converting government-owned and operated programs to privately-owned and operated programs. Furthermore, we plan to pursue additional tourist oriented directional sign programs in both the United States and Canada and also other motorist information signing programs as opportunities present themselves. In addition, in an effort to maintain market share, we continue to pursue attractive transit advertising opportunities as they become available.

Reducing operating expenditures in light of the economic downturn.  During 2009 we significantly reduced operating and capital expenditures to position the Company to manage through the current recession and to ensure that we are well positioned for a recovery in the general economy. Although we have historically invested in capital expenditures and strategic acquisitions, we are planning to continue to limit our spending on operating and capital expenditures, including acquisition activity during 2010.

Recent Developments

Refinancing of senior credit facility

On April 28, 2010, we refinanced our senior credit facility with a new senior credit facility. The new credit facility consists of a $250 million revolving credit facility, a $270 million term loan A-1 facility, a $30 million term loan A-2 facility, a $575 million term loan B facility and a $300 million incremental facility, which may be increased by up to an additional $200 million if the Senior Debt Ratio (as defined in the agreement) is less than or equal to 3.25 to 1. Our wholly-owned subsidiary, Lamar Advertising of Puerto Rico, Inc. is the borrower of the $30 million term loan A-2 facility, while we are the borrower of each other facility. We may also from time to time designate additional wholly-owned subsidiaries as subsidiary borrowers under the incremental loan facility that can borrow up to $110 million of the incremental facility. Incremental loans may be in the form of additional term loan tranches or increases in the revolving credit facility. Our lenders have no obligation to make additional loans to us, or any designated subsidiary borrower, under the incremental facility, but may enter into such commitments in their sole discretion. See “Description of Material Indebtedness — Senior Credit Facility.”

Tender offer for 7 1/4% Senior Subordinated Notes due 2013

On April 8, 2010, we commenced a tender offer for any and all of our existing 7 1/4% Senior Subordinated Notes due 2013 (the “7 1/4% Notes”) with an aggregate principal amount of $385.0 million and a related consent solicitation to eliminate substantially all of the restrictive covenants in the indenture governing the 7 1/4% Notes. The tender offer expired at 12:00 a.m. on May 5, 2010. We offered to purchase these notes for $992.08 per $1,000, in each case plus accrued but unpaid interest to, but excluding, the date of payment. We also offered a consent payment of $20.00 per $1,000 principal amount for tenders before 12:00 a.m. on April 21, 2010 (the “Consent Time”). On April 22, 2010 we accepted tenders for approximately $365.4 million in aggregate principal amount of the 7 1/4% Notes in connection with the early settlement date of the tender offer. The holders of accepted notes on the early settlement date received a total consideration of $1.01208 per $1 principal amount of the notes tendered, which included a consent payment of $20.00 per $1,000 principal amount of 7 1/4% Notes. The total cash payment to purchase the tendered 7 1/4% Notes, including accrued and unpaid interest up to but excluding April 22, 2010 was approximately $378 million. Tendering holders also delivered the requisite consents authorizing us to remove certain covenants in the 7 1/4% Notes. On May 6, 2010, we accepted tenders for an additional $169,000 in aggregate principal amount of the 7 1/4% Notes in connection with the final settlement of the tender offer.

Redemption of Remaining 7 1/4% Senior Subordinated Notes due 2013

On May 6, 2010 we called for redemption on June 7, 2010 (the “Redemption Date”) all 7 1/4% Notes that remained outstanding following expiration of the tender offer pursuant to the terms of the indenture governing these notes. The redemption of all outstanding 7 1/4% Notes was completed on the Redemption Date at a redemption price of approximately $20.3 million, which is equal to 101.208% of the principal amount of outstanding 7 1/4% Notes plus accrued and unpaid interest to (but not including) the Redemption Date.

Organization

The following summary organization chart sets forth the basic corporate structure of Lamar.

*	All but one of our domestic subsidiaries (Missouri Logos, a partnership) is wholly owned.

**	All of our domestic subsidiaries (except Missouri Logos, a partnership) will unconditionally guarantee the notes.

Our History

Lamar Media Corp. has been in operation since 1902. We completed a reorganization on July 20, 1999 to create a new holding company structure. At that time, Lamar Advertising Company was renamed Lamar Media Corp. and all its stockholders became stockholders in a new holding company. The new holding company then took the Lamar Advertising Company name and Lamar Media Corp. became a wholly owned subsidiary of Lamar Advertising Company.

Summary of the Exchange Offer

In this prospectus, the term “outstanding notes” refers to the outstanding 7 7/8% Senior Subordinated Notes due 2018; the term “exchange notes” refers to the 7 7/8% Senior Subordinated Notes due 2018 registered under the Securities Act of 1933, as amended (the “Securities Act”); and the term “notes” refers to both the outstanding notes and the exchange notes. On April 22, 2010, we completed a private offering of $400,000,000 aggregate principal amount of 7 7/8% Senior Subordinated Notes due 2018.

General	In connection with the private offering, we entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed, among other things, to deliver this prospectus to you and to use our reasonable best efforts to complete an exchange offer for the outstanding notes.

Exchange Offer	We are offering to exchange $400,000,000 principal amount of exchange notes, which have been registered under the Securities Act, for $400,000,000 principal amount of outstanding notes.

The outstanding notes may be exchanged only in denominations of $1,000 and integral multiples of $1,000.

Resale of the Exchange Notes	Based on the position of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in certain interpretive letters issued to third parties in other transactions, we believe that the exchange notes acquired in this exchange offer may be freely traded without compliance with the provisions of the Securities Act, if:

• you are acquiring the exchange notes in the ordinary course of your business,

• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes, and

• you are not our affiliate as defined in Rule 405 of the Securities Act.

If you fail to satisfy any of these conditions, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Broker-dealers that acquired outstanding notes directly from us, but not as a result of market-making activities or other trading activities, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the exchange notes. See “Plan of Distribution.”

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for outstanding notes that it acquired as a result of market-making or other trading activities must deliver a prospectus in connection with any resale of the exchange notes and provide us with a signed acknowledgement of this obligation.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on September 16, 2010, unless we extend the offer.

Conditions to the Exchange Offer	The exchange offer is subject to limited, customary conditions, which we may waive.

Procedures for Tendering Outstanding Notes	If you wish to accept the exchange offer, you must deliver to the exchange agent, before the expiration of the exchange offer:

• either a completed and signed letter of transmittal or, for outstanding notes tendered electronically, an agent’s message from The Depository Trust Company (“DTC”), Euroclear or Clearstream stating that the tendering participant agrees to be bound by the letter of transmittal and the terms of the exchange offer,

• your outstanding notes, either by tendering them in physical form or by timely confirmation of book-entry transfer through DTC, Euroclear or Clearstream, and

• all other documents required by the letter of transmittal.

If you hold outstanding notes through DTC, Euroclear or Clearstream, you must comply with their standard procedures for electronic tenders, by which you will agree to be bound by the letter of transmittal.

By signing, or by agreeing to be bound by, the letter of transmittal, you will be representing to us that:

• you will be acquiring the exchange notes in the ordinary course of your business,

• you have no arrangement or understanding with any person to participate in the distribution of the exchange notes, and

• you are not our affiliate as defined under Rule 405 of the Securities Act.

See “The Exchange Offer — Procedures for Tendering.”

Guaranteed Delivery Procedures for Tendering Outstanding Notes	If you cannot meet the expiration deadline or you cannot deliver your outstanding notes, the letter of transmittal or any other documentation to comply with the applicable procedures under DTC, Euroclear or Clearstream standard operating procedures for electronic tenders in a timely fashion, you may tender your notes according to the guaranteed delivery procedures set forth under “The Exchange Offer — Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Holders	If you beneficially own outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender in the exchange offer, you should contact that registered holder promptly and instruct that person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either arrange to have the outstanding notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Acceptance of Outstanding Notes and Delivery of Exchange Notes	We will accept any outstanding notes that are properly tendered for exchange before 5:00 p.m., New York City time, on the day this exchange offer expires. The exchange notes will be delivered promptly after expiration of this exchange offer.

Exchange Date	We will notify the exchange agent of the date of acceptance of the outstanding notes for exchange.

Withdrawal Rights	If you tender your outstanding notes for exchange in this exchange offer and later wish to withdraw them, you may do so at any time before 5:00 p.m., New York City time, on the day this exchange offer expires.

Consequences if You Do Not Exchange Your Outstanding Notes	Outstanding notes that are not tendered in the exchange offer or are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to sell the outstanding notes unless:

• an exemption from the requirements of the Securities Act is available to you,

• we register the resale of outstanding notes under the Securities Act, or

• the transaction requires neither an exemption from nor registration under the requirements of the Securities Act.

After the completion of the exchange offer, we will no longer have any obligation to register the outstanding notes, except in limited circumstances.

Accrued Interest on the Outstanding Notes	Any interest that has accrued on an outstanding note before its exchange in this exchange offer will be payable on the exchange note on the first interest payment date after the completion of this exchange offer.

United States Federal Income Tax Considerations	The exchange of the outstanding notes for the exchange notes generally will not be a taxable event for United States federal income tax purposes. See “Material United States Federal Income Tax Considerations.”

Exchange Agent	The Bank of New York Mellon Trust Company, N.A. is serving as the exchange agent. Its address and telephone number are provided in this prospectus under the heading “The Exchange Offer — Exchange Agent.”

Use of Proceeds	We will not receive any cash proceeds from this exchange offer. See “Use of Proceeds.”

Registration Rights Agreement	When we issued the outstanding notes on April 22, 2010, we and the guarantors entered into a registration rights agreement with the initial purchasers of the outstanding notes. Under the terms of the registration rights agreement, we agreed to use our reasonable best efforts to cause to become effective a registration statement with respect to an offer to exchange the outstanding notes for other freely tradable notes issued by us and that are registered with the Commission and that have substantially identical terms as the outstanding notes. If we fail to effect the exchange offer, we will use our reasonable best efforts to file and cause to become effective a shelf registration statement related to resales of the outstanding notes. We will be obligated to pay additional interest on the outstanding notes if we do not complete the exchange offer by January 17, 2011, or, if required, the shelf registration statement is not declared effective by January 17, 2011. See “Registration Rights Agreement.”

Accounting Treatment	We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer in accordance with generally accepted accounting principles. See “The Exchange Offer — Accounting Treatment.”

Summary of the Terms of the Exchange Notes

The exchange notes will be identical to the outstanding notes except that:

•	the exchange notes will be registered under the Securities Act and therefore will not bear legends restricting their transfer; and

•	specified rights under the registration rights agreement, including the provisions providing for registration rights and the payment of additional interest in specified circumstances, will be limited or eliminated.

The exchange notes will evidence the same debt as the outstanding notes and the same indenture will govern both the outstanding notes and the exchange notes. For a more complete understanding of the exchange notes, please refer to the section of this prospectus entitled “Description of Exchange Notes.”

Issuer	Lamar Media Corp.

Securities Offered	$400,000,000 principal amount of 7 7/8% Senior Subordinated Notes due 2018.

Maturity Date	April 15, 2018

Interest Rate	7 7/8% per year

Interest Payment Date	April 15 and October 15 of each year, beginning on October 15, 2010. Interest will accrue from April 22, 2010.

Guarantees	Substantially all of our existing and future domestic subsidiaries will unconditionally guarantee the notes.

Ranking	The exchange notes will be our unsecured senior subordinated obligations and will be subordinated to all of our existing and future senior debt, including indebtedness under our senior credit facility and our 9 3/4% Senior Notes due 2014, rank equally with all of our existing and future senior subordinated debt, including our 6 5/8% Senior Subordinated Notes due 2015, 6 5/8% Senior Subordinated Notes due 2015 — Series B and 6 5/8% Senior Subordinated Notes due 2015 — Series C, and rank senior to all of our existing and future subordinated debt. The exchange notes will be effectively subordinated to all existing and future liabilities of any of our subsidiaries that do not guarantee the exchange notes.

The guarantees by substantially all of our domestic subsidiaries will be subordinated to existing and future senior debt of such subsidiaries, including each such subsidiary’s guarantees of indebtedness under our 9 3/4% Senior Notes due 2014 and our senior credit facility.

As of June 30, 2010, the exchange notes and the subsidiary guarantees would have been subordinated to approximately $1.3 billion in senior debt, excluding approximately $163.1 million of additional borrowing capacity under our senior credit facility.

Optional Redemption	We may redeem some or all of the exchange notes at any time on or after April 15, 2014. We may also redeem up to 35% of the aggregate principal amount of the exchange notes using the proceeds from certain public equity offerings completed before April 15, 2013 so long as at least 65% of the aggregate principal amount of the notes remains outstanding. The redemption prices are described under “Description of Exchange Notes — Optional Redemption.”

Change of Control and Asset Sales	If we or Lamar Advertising experience specific kinds of changes of control or we sell assets under certain circumstances, we will be required to make an offer to purchase the notes at the prices listed in “Description of Exchange Notes — Material Covenants — Change of Control” and “Description of Exchange Notes — Material Covenants — Limitations on Certain Asset Sales.” We may not have sufficient funds available at the time of any change of control to effect the purchase.

Material Covenants	The indenture restricts our ability and the ability of our restricted subsidiaries to, among other things:

• incur additional debt and issue preferred stock;

• make certain distributions, investments and other restricted payments;

• create certain liens;

• enter into transactions with affiliates;

• agree to any restrictions on the ability of restricted subsidiaries to make payments to us;

• merge, consolidate or sell substantially all of our assets; and

• sell assets.

These covenants are subject to important exceptions and qualifications, which are described under the heading “Description of Exchange Notes” in this prospectus. As of June 30, 2010, for example, the total amount available to us for making restricted payments would have been approximately $1.3 billion (subject to covenant restrictions).

Risk Factors

See “Risk Factors” for a discussion of certain factors that you should carefully consider before participating in the exchange offer.

Summary Consolidated Historical Financial Data

The following table contains our summary historical consolidated information and other operating data for the five years ended December 31, 2005, 2006, 2007, 2008 and 2009 and for the six months ended June 30, 2009 and 2010. We have prepared this information from audited financial statements for the years ended December 31, 2005 through December 31, 2009 and from unaudited financial statements for the six months ended June 30, 2009 and June 30, 2010. This information is only a summary. You should read it in conjunction with our historical financial statements and related notes included in this prospectus.

In our opinion, the information for the six months ended June 30, 2009 and June 30, 2010 reflects all adjustments, consisting only of normal recurring adjustments, necessary to fairly present our results of operations and financial condition. Results from interim periods should not be considered indicative of results for any other periods or for the year. This information is only a summary. You should read it in conjunction with our historical financial statements and related notes included in this prospectus, as well as “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

											Six Months Ended
	Year Ended December 31,										June 30,
	2005		2006		2007		2008		2009		2009		2010
											(Unaudited)
	(Dollars in thousands)

Statement of operations data:
Net revenues	$1,021,656		$1,120,091		$1,209,555		$1,198,419		$1,056,065		$521,984		$530,469
Operating expenses:
Direct advertising expenses	353,139		393,747		410,762		437,660		397,725		200,425		198,377
General and administrative expenses	212,262		230,010		242,345		247,714		216,536		109,095		110,294
Non-cash compensation	—		17,906		27,488		9,005		12,462		6,741		7,800
Depreciation and amortization	290,089		301,685		306,879		331,654		336,725		169,263		156,507
Gain on disposition of assets	(1,119)		(10,862)		(3,914)		(7,363)		(5,424)		(1,873)		(2,619)

Total operating expenses	854,371		932,486		983,560		1,018,670		958,024		483,651		470,359

Operating income	167,285		187,605		225,995		179,749		98,041		38,333		60,110
Interest expense, net	80,345		109,806		158,609		156,716		191,455		87,899		95,705
Gain on disposition of investment	—		—		(15,448)		(1,814)		(1,445)		—		—
Loss on debt extinguishment	3,982		—		—		—		—		—		17,402
Income (loss) before income taxes	82,958		77,799		82,834		24,847		(91,969)		(49,566)		(52,997)
Income tax expense (benefit)	35,488		34,520		37,283		14,487		(36,146)		(17,213)		(19,289)

Net income (loss)	$47,470		$43,279		$45,551		$10,360		$(55,823)		$(32,353)		$(33,708)

Other financial data:
EBITDA(1)	$453,392		$489,290		$548,322		$513,217		$436,211		$207,596		$199,215
EBITDA margin(2)	44%		44%		45%		43%		41%		40%		38%
Ratio of EBITDA to interest expense, net(3)	5.6	x	4.5	x	3.5	x	3.3	x	2.3	x	2.4	x	2.1	x
Ratio of total debt to EBITDA(4)	3.5	x	4.1	x	5.0	x	5.5	x	6.1	x	n/a		n/a
Ratio of total debt (excluding mirror note) to EBITDA(5)	2.8	x	3.5	x	4.4	x	5.0	x	6.1	x	n/a		n/a
Ratio of earnings to fixed charges(6)	1.6	x	1.5	x	1.4	x	1.1	x	0.7	x	0.6	x	0.6	x

	As of December 31,					As of June 30,
	2005	2006	2007	2008	2009	2009	2010
						(Unaudited)
	(Dollars in thousands)

Balance sheet data:
Cash and cash equivalents	$19,419	$11,796	$76,048	$14,139	$105,306	$12,804	$21,147
Working capital	103,110	100,705	140,369	89,868	104,491	61,276	166,909
Total assets	3,717,055	3,895,987	4,053,229	4,098,067	3,911,838	3,982,465	3,750,666
Long term debt (including current maturities)	1,576,326	1,990,468	2,725,770	2,836,358	2,671,639	2,751,806	2,544,611
Long term debt, less mirror note (including current maturities)(6)	1,288,826	1,702,968	2,438,270	2,548,858	2,671,639	2,751,806	2,544,611
Stockholder’s equity	1,769,716	1,490,514	882,220	813,904	781,472	792,200	757,309

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA represents a measure that we believe is customarily used by investors and analysts to evaluate the financial performance of companies in the media industry. Our management also believes that EBITDA is useful in evaluating our core operating results. However, EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America and should not be considered an alternative to operating income or net income as an indicator of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Because EBITDA is not calculated identically by all companies, the presentation in this prospectus may not be comparable to those disclosed by other companies. In addition, the definition of EBITDA differs from the definition of EBITDA applicable to the covenants for the notes.

Below is a table that reconciles EBITDA to net income (loss):

						Six Months Ended
	Year Ended December 31,					June 30,
	2005	2006	2007	2008	2009	2009	2010
						(Unaudited)
	(Dollars in thousands)

Statement of operations data:
EBITDA	$453,392	$489,290	$548,322	$513,217	$436,211	$207,596	$199,215
Depreciation and amortization	290,089	301,685	306,879	331,654	336,725	169,263	156,507
Interest expense, net	80,345	109,806	158,609	156,716	191,455	87,899	95,705
Income tax expense (benefit)	35,488	34,520	37,283	14,487	(36,146)	(17,213)	(19,289)

Net income (loss)	$47,470	$43,279	$45,551	$10,360	$(55,823)	$(32,353)	$(33,708)

(2)	EBITDA margin is defined as EBITDA divided by net revenues.

(3)	Ratio of EBITDA to interest expense is defined as EBITDA divided by net interest expense.

(4)	Ratio of total debt to EBITDA is defined as total debt divided by EBITDA.

(5)	On September 30, 2005, we issued a subordinated note in aggregate principal amount of $287.5 million to our parent Lamar Advertising (the “mirror note”). The mirror note was paid in full as of June 30, 2009. Ratio of total debt (excluding mirror note) to EBITDA is defined as total debt excluding the principal amount of the mirror note to Lamar Advertising divided by EBITDA.

(6)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income before income taxes and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts. For the year ended December 31, 2009 and the six months ended June 30, 2010 and 2009, earnings were insufficient to cover fixed charges by $92.0 million, $53.0 million and $49.6 million, respectively.

RISK FACTORS

In deciding whether to participate in the exchange offer, you should carefully consider the risks described below, which could cause our operating results and financial condition to be materially adversely affected, as well as other information and data included in this prospectus.

Risks Related to the Exchange Offer

Holders who fail to exchange their outstanding notes will continue to be subject to restrictions on transfer and may have reduced liquidity after the exchange offer.

If you do not exchange your outstanding notes in the exchange offer, you will continue to be subject to the restrictions on transfer applicable to the outstanding notes. The restrictions on transfer of your outstanding notes arise because we issued the outstanding notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the outstanding notes if they are registered under the Securities Act and applicable state securities laws, or are offered and sold under an exemption from these requirements. We do not plan to register the outstanding notes under the Securities Act.

Furthermore, we have not conditioned the exchange offer on receipt of any minimum or maximum principal amount of outstanding notes. As outstanding notes are tendered and accepted in the exchange offer, the principal amount of remaining outstanding notes will decrease. This decrease could reduce the liquidity of the trading market for the outstanding notes. We cannot assure you of the liquidity, or even the continuation, of the trading market for the outstanding notes following the exchange offer.

For further information regarding the consequences of not tendering your outstanding notes in the exchange offer, see the discussions below under the captions “The Exchange Offer — Consequences of Failure to Properly Tender Outstanding Notes in the Exchange” and “Material United States Federal Income Tax Considerations.”

You must comply with the exchange offer procedures to receive exchange notes.

Delivery of exchange notes in exchange for outstanding notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

•	certificates for outstanding notes or a book-entry confirmation of a book-entry transfer of outstanding notes into the exchange agent’s account at DTC, New York, New York as a depository, including an agent’s message, as defined in this prospectus, if the tendering holder does not deliver a letter of transmittal;

•	a complete and signed letter of transmittal, or facsimile copy, with any required signature guarantees, or, in the case of a book-entry transfer, an agent’s message in place of the letter of transmittal; and

•	any other documents required by the letter of transmittal.

Therefore, holders of outstanding notes who would like to tender outstanding notes in exchange for exchange notes should be sure to allow enough time for the necessary documents to be timely received by the exchange agent. We are not required to notify you of defects or irregularities in tenders of outstanding notes for exchange. Outstanding notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act and will no longer have the registration and other rights under the registration rights agreement. See “The Exchange Offer — Procedures for Tendering” and “The Exchange Offer — Consequences of Failures to Properly Tender Outstanding Notes in the Exchange.”

Some holders who exchange their outstanding notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your outstanding notes in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may be deemed to have received restricted securities. If you are deemed to have received restricted securities, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

An active trading market may not develop for the exchange notes.

The exchange notes have no established trading market and will not be listed on any securities exchange. The initial purchasers have informed us that they currently intend to make a market in the exchange notes. However, the initial purchasers are not obligated to do so and may discontinue any such market making at any time without notice. The liquidity of any market for the exchange notes will depend upon various factors, including:

•	the number of holders of the exchange notes;

•	the interest of securities dealers in making a market for the exchange notes;

•	the overall market for high yield securities;

•	our financial performance or prospects; and

•	the prospects for companies in our industry generally.

Accordingly, we cannot assure you that a market or liquidity will develop for the exchange notes. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. We cannot assure you that the market for the exchange notes, if any, will not be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the exchange notes.

Risks Related to the Exchange Notes

Our substantial debt may adversely affect our business, financial condition and financial results and prevent us from fulfilling our obligations under the notes.

At June 30, 2010, we had approximately $2.54 billion of total debt outstanding, consisting of approximately $948.6 million in debt outstanding under our senior credit facility, $321.8 million of senior notes and $1.27 billion in various series of senior subordinated notes. Despite the level of debt presently outstanding, the terms of the indentures governing our senior subordinated notes and the terms of our senior credit facility allow us to incur substantially more debt, including approximately $163.1 million available for borrowing as of June 30, 2010, under our senior revolving credit facility.

Our substantial debt and our use of cash flow from operations to make principal and interest payments on our debt may, among other things:

•	make it more difficult for us to comply with the financial covenants in our senior credit facility, which could result in a default and an acceleration of all amounts outstanding under the facility;

•	limit the cash flow available to fund our working capital, capital expenditures or other general corporate requirements;

•	limit our ability to obtain additional financing to fund future working capital, capital expenditures or other general corporate requirements;

•	place us at a competitive disadvantage relative to those of our competitors that have less debt;

•	force us to seek and obtain alternate or additional sources of funding, which may be unavailable, or may be on less favorable terms, or may require the consent of lenders under our senior credit facility or the holders of our other debt;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	increase our vulnerability to general adverse economic and industry conditions.

Any of these problems could adversely affect our business, financial condition and financial results.

We may be unable to generate sufficient cash flow to satisfy our significant debt service obligations, including our obligations under the exchange notes.

Our ability to generate cash flow from operations to make principal and interest payments on our debt, including the exchange notes, will depend on our future performance, which will be affected by a range of economic, competitive and business factors. We cannot control many of these factors, including general economic conditions, our customers’ allocation of advertising expenditures among available media and the amount spent on advertising in general. The current economic recession has negatively affected our business, and we expect that our financial results will continue to be negatively impacted if the economy continues to deteriorate. If our operations do not generate sufficient cash flow to satisfy our debt service obligations, we may need to borrow additional funds to make these payments or undertake alternative financing plans, such as refinancing or restructuring our debt, or reducing or delaying capital investments and acquisitions. We cannot guarantee that such additional funds or alternative financing will be available on favorable terms, if at all. Our inability to generate sufficient cash flow from operations or obtain additional funds or alternative financing on acceptable terms could have a material adverse effect on our business, financial condition and results of operations.

Restrictions in our and Lamar Advertising’s debt agreements reduce operating flexibility and contain covenants and restrictions that create the potential for defaults, which could adversely affect our business, financial condition and financial results.

The terms of our senior credit facility and the indentures relating to our outstanding senior subordinated notes and senior notes, and Lamar Advertising’s outstanding notes restrict our and Lamar Advertising’s ability to, among other things:

•	incur or repay debt;

•	dispose of assets;

•	create liens;

•	make investments;

•	enter into affiliate transactions; and

•	pay dividends and make inter-company distributions.

The terms of our senior credit facility also restrict us from exceeding specified total debt and senior debt ratios and require us to maintain a fixed charges coverage ratio.

Our ability to comply with the financial covenants in our senior credit facility and the indentures governing our existing notes (and any similar covenants in future agreements) and the exchange notes offered hereby depends on our operating performance, which in turn depends significantly on prevailing economic, financial and business conditions and other factors that are beyond our control. Therefore, despite our best efforts and execution of our strategic plan, we may be unable to comply with these financial covenants in the future.

Although we and Lamar Advertising are currently in compliance with all financial covenants in our senior credit facility, our operating results have been negatively impacted by the current economic downturn and there can be no assurance that the current economic recession will not further impact our results and, in turn, our ability to meet these requirements in the future. If we fail to comply with our financial covenants, we could be in default under our senior credit facility (which would result in an event of default under the indentures governing our and Lamar Advertising’s outstanding notes and the exchange notes). In the event of such default, the lenders under the senior credit facility could accelerate all of the debt outstanding, could elect to institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. Any of these events could adversely affect the Company’s business, financial condition and financial results.

In addition, these restrictions reduce our operating flexibility and could prevent us from exploiting investment, acquisition, marketing, or other time-sensitive business opportunities.

Your right to receive payments on the exchange notes is junior to our existing senior indebtedness and the existing senior indebtedness of the subsidiary guarantors and possibly all of our and their future indebtedness.

The exchange notes and the subsidiary guarantees will be subordinated in right of payment to the prior payment in full of our and the subsidiary guarantors’ respective current and future senior indebtedness, including our and their obligations under our senior credit facility and our 9 3/4% Senior Notes due 2014. As of June 30, 2010, the exchange notes would have been subordinated to approximately $1.3 billion in senior debt, including approximately $948.6 million under our senior credit facility, and an additional $163.1 million of senior debt was available for borrowing under our senior credit facility. As a result of the subordination provisions of the exchange notes, in the event of the bankruptcy, liquidation or dissolution of us or any subsidiary guarantor, our assets or the assets of the applicable subsidiary guarantor would be available to pay obligations under the exchange notes and our other senior subordinated obligations only after all payments had been made on our senior indebtedness or the senior indebtedness of the applicable subsidiary guarantor. Sufficient assets may not remain after all of these payments have been made to make any payments on the exchange notes and our other senior subordinated obligations (which totaled approximately $1.27 billion as of June 30, 2010), including payments of interest when due.

In addition, all payments on the exchange notes and the subsidiary guarantees will be prohibited in the event of a payment default on our senior indebtedness and, for limited periods, upon the occurrence of other defaults under our senior credit facility.

The exchange notes and the subsidiary guarantees will be unsecured and are effectively subordinated to all of our and our subsidiary guarantors’ secured indebtedness.

The exchange notes will not be secured. The lenders under our senior credit facility are currently secured by a pledge of the stock of all of the subsidiary guarantors, a pledge of our stock, and a substantial portion of our and the guarantors’ other property.

If we or any of the subsidiary guarantors declare bankruptcy, liquidate or dissolve, or if payment under our senior credit facility or any of our other secured indebtedness is accelerated, our secured lenders would be entitled to exercise the remedies available to a secured lender under applicable law and will have a claim on those assets before the holders of the exchange notes. As a result, the exchange notes are effectively subordinated to our and our subsidiaries’ secured indebtedness to the extent of the value of the assets securing that indebtedness and the holders of the exchange notes would in all likelihood recover ratably less than the lenders of our and our subsidiaries’ secured indebtedness in the event of our bankruptcy, liquidation or dissolution. As of June 30, 2010, we had $1.27 billion of secured indebtedness outstanding (including approximately $30.0 million in indebtedness outstanding that was incurred by non-guarantor subsidiaries) and $163.1 million of additional secured indebtedness was available for borrowing under our revolving senior credit facility.

Claims of noteholders will be structurally subordinate to claims of creditors of our non-guarantor subsidiaries

As of the date of this prospectus, the exchange notes will not be guaranteed by any of our foreign or less than wholly owned subsidiaries who do not guarantee our senior credit facility. Claims of holders of the exchange notes will be structurally subordinated to all of the liabilities of our subsidiaries that do not guarantee the exchange notes. In the event of a bankruptcy, liquidation or dissolution of any of the non-guarantor subsidiaries, holders of their indebtedness, their trade creditors and holders of their preferred equity will generally be entitled to payment on their claims from assets of those subsidiaries before any assets are made available for distribution to us. However, under some circumstances, the terms of the exchange notes will permit our non-guarantor subsidiaries to incur additional specified indebtedness. As of June 30, 2010, our non-guarantor subsidiaries had approximately $0.3 million in trade payables.

Upon a change of control, we may not have the funds necessary to finance the change of control offer required by the indenture governing the exchange notes, which would violate the terms of the exchange notes.

Upon the occurrence of a change of control, holders of the exchange notes will have the right to require us to purchase all or any part of the exchange notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, if any, to the date of purchase. We may not have sufficient financial resources available to satisfy all of the obligations under the exchange notes in the event of a change of control. Further, we will be contractually restricted under the terms of our senior credit facility from repurchasing all of the exchange notes tendered upon a change of control. Accordingly, we may be unable to satisfy our obligations to purchase the exchange notes unless we are able to refinance or obtain waivers under our senior credit facility. Our failure to purchase the exchange notes as required under the indenture would result in a default under the indenture and a cross-default under our senior credit facility, each of which could have material adverse consequences for us and the holders of the exchange notes. In addition, the senior credit facility provides that a change of control is a default that permits lenders to accelerate the maturity of borrowings under it. See “Description of Exchange Notes — Change of control.”

Federal and state statutes allow courts, under specific circumstances, to void the guarantees of the exchange notes by our subsidiaries and require the holders of the exchange notes to return payments received from the subsidiary guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the subsidiary guarantees could be voided, or claims in respect of the subsidiary guarantees could be subordinated to all other debts of a subsidiary guarantor if, either, the subsidiary guarantee was incurred with the intent to hinder, delay or defraud any present or future creditors of the subsidiary guarantor or the subsidiary guarantors, at the time it incurred the indebtedness evidenced by its subsidiary guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness and the subsidiary guarantor either:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which such subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

If a subsidiary guarantee is voided, you will be unable to rely on the applicable subsidiary guarantor to satisfy your claim in the event that we fail to make one or more required payments due on the exchange notes. In addition, any payment by such subsidiary guarantor pursuant to its subsidiary guarantee could be voided and required to be returned to such subsidiary guarantor, or to a fund for the benefit of creditors of such subsidiary guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we and each subsidiary guarantor believe that, after giving effect to the indebtedness incurred in connection with this offering, no subsidiary guarantor will be insolvent, will have unreasonably small capital for the business in which it is engaged or will have incurred debts beyond its ability to pay such debts as they mature. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with our or the subsidiary guarantors’ conclusions in this regard.

Risks Related to Our Business and Operations

Our revenues are sensitive to general economic conditions and other external events beyond our control.

We sell advertising space on outdoor structures to generate revenues. Advertising spending is particularly sensitive to changes in economic conditions and has been adversely affected by the current recession, as evidenced by a 12.8% decline in our pro forma advertising revenues in the year ended December 31, 2009 and the 1.6% decline in our pro forma advertising revenues in the six months ended June 30, 2010.

Additionally, the occurrence of any of the following external events could further depress our revenues:

•	a widespread reallocation of advertising expenditures to other available media by significant users of our displays; and

•	a decline in the amount spent on advertising in general or outdoor advertising in particular.

We could suffer losses due to asset impairment charges for goodwill and other intangible assets.

We tested goodwill for impairment on December 31, 2009. Based on our review at December 31, 2009, no impairment charge was required. We continue to assess whether factors or indicators become apparent that would require an interim impairment test between our annual impairment test dates. For instance, if our market capitalization is below our equity book value for a period of time without recovery, we believe there is a strong presumption that would indicate a triggering event has occurred and it is more likely than not that the fair value of one or both of our reporting units are below their carrying amount. This would require us to test the reporting units for impairment of goodwill. If this presumption cannot be overcome, a reporting unit could be impaired under ASC 350 “Goodwill and Other Intangible Assets” and a non-cash charge would be required. Any such charge could have a material adverse effect on our net earnings.

We significantly reduced our acquisition activity in 2009 and plan to maintain this level of activity in 2010, which could adversely affect our future financial performance.

We have historically grown our business, in part, through strategic acquisitions that increase our advertising display inventory in existing and new markets. We significantly reduced our acquisition activity during 2009 and plan to maintain this level of activity in 2010, which may have an adverse effect on our future financial performance and results of operations.

We face competition from larger and more diversified outdoor advertisers and other forms of advertising that could hurt our performance.

While we enjoy a significant market share in many of our small and medium-sized markets, we face competition from other outdoor advertisers and other media in all of our markets. Although we are one of the largest companies focusing exclusively on outdoor advertising in a relatively fragmented industry, we compete against larger companies with diversified operations, such as television, radio and other broadcast media. These diversified competitors have the advantage of cross-selling complementary advertising products to advertisers.

We also compete against an increasing variety of out-of-home advertising media, such as advertising displays in shopping centers, malls, airports, stadiums, movie theaters and supermarkets, and on taxis, trains and buses. To a lesser extent, we also face competition from other forms of media, including radio, newspapers, direct mail advertising, telephone directories and the Internet. The industry competes for advertising revenue along the following dimensions: exposure (the number of “impressions” an advertisement makes), advertising rates (generally measured in cost-per-thousand impressions), ability to target specific demographic groups or geographies, effectiveness, quality of related services (such as advertising copy design and layout) and customer service. We may be unable to compete successfully along these dimensions in the future, and the competitive pressures that we face could adversely affect our profitability or financial performance.

Federal, state and local regulation impact our operations, financial condition and financial results.

Outdoor advertising is subject to governmental regulation at the federal, state and local levels. Regulations generally restrict the size, spacing, lighting and other aspects of advertising structures and pose a significant barrier to entry and expansion in many markets.

Federal law, principally the Highway Beautification Act of 1965 (the “HBA”), regulates outdoor advertising on Federal — Aid Primary, Interstate and National Highway Systems roads. The HBA requires states to “effectively control” outdoor advertising along these roads, and mandates a state compliance program and state standards regarding size, spacing and lighting. The HBA requires any state or political subdivision that compels the removal of a lawful billboard along a Federal — Aid Primary or Interstate highway to pay just compensation to the billboard owner.

All states have passed billboard control statutes and regulations at least as restrictive as the federal requirements, including laws requiring the removal of illegal signs at the owner’s expense (and without compensation from the state). Although we believe that the number of our billboards that may be subject to removal as illegal is immaterial, and no state in which we operate has banned billboards entirely, from time to time governments have required us to remove signs and billboards legally erected in accordance with federal, state and local permit requirements and laws. Municipal and county governments generally also have sign controls as part of their zoning laws and building codes. We contest laws and regulations that we believe unlawfully restrict our constitutional or other legal rights and may adversely impact the growth of our outdoor advertising business.

Using federal funding for transportation enhancement programs, state governments have purchased and removed billboards for beautification, and may do so again in the future. Under the power of eminent domain, state or municipal governments have laid claim to property and forced the removal of billboards. Under a concept called amortization by which a governmental body asserts that a billboard operator has earned compensation by continued operation over time, local governments have attempted to force removal of legal but nonconforming billboards (i.e., billboards that conformed with applicable zoning regulations when built but which do not conform to current zoning regulations). Although the legality of amortization is questionable, it has been upheld in some instances. Often, municipal and county governments also have sign controls as part of their zoning laws, with some local governments prohibiting construction of new billboards or allowing new construction only to replace existing structures. Although we have generally been able to obtain satisfactory compensation for those of our billboards purchased or removed as a result of governmental action, there is no assurance that this will continue to be the case in the future.

We have also introduced and intend to expand the deployment of digital billboards that display static digital advertising copy from various advertisers that change every 6 to 8 seconds. We have encountered some existing regulations that restrict or prohibit these types of digital displays but it has not yet materially impacted our digital deployment. Since digital billboards have only recently been developed and introduced into the market on a large scale, however, existing regulations that currently do not apply to them by their terms could be revised to impose greater restrictions. These regulations may impose greater restrictions on digital billboards due to alleged concerns over aesthetics or driver safety.

In addition, due to their recent development, relatively few large scale studies have been conducted regarding driver safety issues, if any, related to digital billboards. The U.S. Department of Transportation Federal Highway Administration is currently conducting a study on whether the presence of digital billboards along roadways is associated with a reduction of driver safety for the public. This study is expected to be completed in late 2010. If the results of this study include adverse findings, it may result in regulations at the federal or state level that impose greater restrictions on digital billboards. Any new restrictions could materially adversely affect both our existing inventory of digital billboards and our plans to expand our digital deployment.

Our logo sign contracts are subject to state award and renewal.

During the six months ended June 30, 2010, we generated approximately 5% of our revenues from state-awarded logo sign contracts. In bidding for these contracts, we compete against three other national logo sign providers, as well as numerous smaller, local logo sign providers. A logo sign provider incurs significant start-up costs upon being awarded a new contract. These contracts generally have a term of five to ten years, with additional renewal periods. Some states reserve the right to terminate a contract early, and most contracts require the state to pay compensation to the logo sign provider for early termination. At the end of the contract term, the logo sign provider transfers ownership of the logo sign structures to the state. Depending on the contract, the logo provider may or may not be entitled to compensation for the structures at the end of the contract term.

Of our 22 logo sign contracts in place at June 30, 2010, four are subject to renewal in the next twelve months. We may be unable to renew these expiring contracts. We may also lose the bidding on new contracts.

We are a wholly owned subsidiary of Lamar Advertising, which is controlled by significant stockholders who have the power to determine the outcome of all matters submitted to Lamar Advertising’s stockholders for approval and whose interests may be different than yours.

As of June 30, 2010, members of the Reilly family, including Kevin P. Reilly, Jr., Lamar Advertising’s Chairman, President and Chief Executive Officer, and Sean Reilly, Lamar Advertising’s and our Chief Operating Officer and President of Lamar Advertising’s Outdoor Division, owned in the aggregate approximately 17% of Lamar Advertising’s common stock, assuming the conversion of all Class B common stock to Class A common stock. As of that date, their combined holdings represented 67% of the voting power of Lamar Advertising’s capital stock, which would give the Reilly family the power to:

•	elect Lamar Advertising’s entire board of directors;

•	control Lamar Advertising’s management and policies; and

•	determine the outcome of any corporate transaction or other matter requiring the approval of Lamar Advertising’s stockholders including charter amendments, mergers, consolidations and asset sales.

The Reilly family may have interests that are different than yours in making these decisions.

If our contingency plans relating to hurricanes fail, the resulting losses could hurt our business.

We have determined that it is uneconomical to insure against losses resulting from hurricanes and other natural disasters. Although we have developed contingency plans designed to mitigate the threat posed by hurricanes to advertising structures (i.e., removing advertising faces at the onset of a storm, when possible, which better permits the structures to withstand high winds during the storm), these plans could fail and significant losses could result.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. See “Registration Rights Agreement.” We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes. The form and terms of the exchange notes are identical in all respects to the form and terms of the outstanding notes, except the offer and exchange of the exchange notes have been registered under the Securities Act and the exchange notes will not have restrictions on transfer, registration rights or provisions for additional cash interest. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

On April 22, 2010, we received approximately $391 million of net proceeds from our sale of the outstanding notes, after deducting the initial purchasers’ discount and other offering expenses. We used the net proceeds of the offering (i) to repurchase $365.6 million in aggregate principal amount of our then outstanding 7 1/4% Senior Subordinated Notes due 2013 pursuant to a tender offer and (ii) to fund the call for redemption of the remaining $20.3 million of 7 1/4% Senior Subordinated Notes due 2013.

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2010, which reflects the distribution of the net proceeds from the sale of the 7 7/8% Senior Subordinated Notes due 2018 on April 22, 2010 to fund the tender offer and subsequent redemption of the 7 1/4% Notes and the refinancing of our senior credit facility. You should read this table in conjunction with the information under the headings “Use of Proceeds” and “Summary Historical Consolidated Financial Data,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, which are included in this prospectus.

As of
June 30, 2010
(Dollars in thousands)

Cash and cash equivalents	$21,147

Current maturities of long-term debt(1)	10,178

Long-term debt, less current maturities:
Senior Credit Facility(1)	939,063
9 3/4% Senior Notes due 2014	321,820
7 1/4% Senior Subordinated Notes due 2013	—
6 5/8% Senior Subordinated Notes due 2015	400,000
6 5/8% Senior Subordinated Notes due 2015 — Series B	205,867
6 5/8% Senior Subordinated Notes due 2015 — Series C	264,852
7 7/8% Senior Subordinated Notes due 2018(2)	400,000
Other long-term debt	2,831

Total long-term debt, less current maturities	2,534,433

Total stockholder’s equity	757,309

Total capitalization	3,301,920

(1)	Amounts shown consist of $873.6 million outstanding under our term loan facility and $75.0 million outstanding under our revolving credit facility. As of June 30, 2010, we had $163.1 million available under the revolving credit facility. Our senior credit facility also includes a $300 million incremental facility, which can be increased by up to an additional $200 million if our senior debt ratio (as defined in the agreement) is less than equal to 3.25 to 1, under which we can request additional commitments from our lenders. Our lenders have no obligation to make any additional commitments to us under this facility.

(2)	Any 7 7/8% Senior Subordinated Notes accepted for exchange in this offer will be retired and cancelled and will not be reissued.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table contains our selected historical consolidated information and other operating data for the five years ended December 31, 2005, 2006, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010. We have prepared this information from audited financial statements for the years ended December 31, 2005 through December 31, 2009 and from unaudited financial statements for the six months ended June 30, 2009 and June 30, 2010.

In our opinion, the information for the six months ended June 30, 2009 and June 30, 2010 reflects all adjustments, consisting only of normal recurring adjustments, necessary to fairly present our results of operations and financial condition. Results from interim periods should not be considered indicative of results for any other periods or for the year. This information is only a summary. You should read it in conjunction with our historical financial statements and related notes included in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

						Six Months Ended
	Year Ended December 31,					June 30,
	2005	2006	2007	2008	2009	2009	2010
						(Unaudited)
	(Dollars in thousands)

Statement of operations data:
Net revenues	$1,021,656	$1,120,091	$1,209,555	$1,198,419	$1,056,065	$521,984	$530,469
Operating expenses:
Direct advertising expenses	353,139	393,747	410,762	437,660	397,725	200,425	198,377
General and administrative expenses	212,262	230,010	242,345	247,714	216,536	109,095	110,294
Non-cash compensation	—	17,906	27,488	9,005	12,462	6,741	7,800
Depreciation and amortization	290,089	301,685	306,879	331,654	336,725	169,263	156,507
Gain on disposition of assets	(1,119)	(10,862)	(3,914)	(7,363)	(5,424)	(1,873)	(2,619)

Total operating expenses	854,371	932,486	983,560	1,018,670	958,024	483,651	470,359

Operating income	167,285	187,605	225,995	179,749	98,041	38,333	60,110
Interest expense, net	80,345	109,806	158,609	156,716	191,455	87,899	95,705
Gain on disposition of investment	—	—	(15,448)	(1,814)	(1,445)	—	—
Loss on debt extinguishment	3,982	—	—	—	—	—	17,402
Income (loss) before income taxes	82,958	77,799	82,834	24,847	(91,969)	(49,566)	(52,997)
Income tax expense (benefit)	35,488	34,520	37,283	14,487	(36,146)	(17,213)	(19,289)

Net income (loss)	$47,470	$43,279	$45,551	$10,360	$(55,823)	$(32,353)	$(33,708)

Other data (as of end of period):
Total billboard displays	151,245	150,753	150,973	159,393	149,830	153,363	147,814
Total logo displays	98,255	94,636	99,681	101,336	103,277	93,622	105,430
Total transit displays	31,330	31,156	28,519	29,100	27,334	26,703	29,509

	As of December 31,					As of June 30,
	2005	2006	2007	2008	2009	2009	2010
						(unaudited)
	(dollars in thousands)

Balance sheet data:
Cash and cash equivalents	$19,419	$11,796	$76,048	$14,139	$105,306	$12,804	$21,147
Working capital	103,110	100,705	140,369	89,868	104,491	61,276	166,909
Total assets	3,717,055	3,895,987	4,053,229	4,098,067	3,911,838	3,982,465	3,750,666
Long term debt (including current maturities)	1,576,326	1,990,468	2,725,770	2,836,358	2,671,639	2,751,806	2,544,611
Long term debt, less mirror note (including current maturities)(1)	1,288,826	1,702,968	2,438,270	2,548,858	2,671,639	2,751,806	2,544,611
Stockholder’s equity	1,769,716	1,490,514	882,220	813,904	781,472	792,200	757,309

(1)	On September 30, 2005, we issued a subordinated note in aggregate principal amount of $287.5 million to our parent Lamar Advertising (the “mirror note”). The mirror note was paid in full as of June 30, 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion contains forward-looking statements, which are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. In evaluating our financial conditions and results of operations you are cautioned not to place undue reliance on the forward-looking statements contained in this document. These statements speak only as of the date of this document, and we undertake no obligation to update or revise the statements, except as may be required by law.

Overview

Our net revenues are derived primarily from the sale of advertising on outdoor advertising displays that we own and operate. We rely on sales of advertising space for our revenues, and our operating results are therefore affected by general economic conditions, as well as trends in the advertising industry. Advertising spending is particularly sensitive to changes in general economic conditions, which affect the rates that we are able to charge for advertising on our displays and our ability to maximize advertising sales or occupancy on our displays.

Since December 31, 2005, we have completed strategic acquisitions of outdoor advertising assets and site easements for an aggregate purchase price of approximately $637.0 million. We have historically financed our acquisitions and intend to finance future acquisition activity, if any, from available cash, borrowings under its senior credit facility and the issuance of Lamar Advertising Class A common stock. See “Liquidity and Capital Resources” below. As a result of acquisitions, the operating performances of individual markets and of the Company as a whole are not necessarily comparable on a year-to-year basis. Due to the economic recession, we reduced our acquisition activity during the year ended December 31, 2009, and expect to limit our acquisition activity during 2010.

Growth of our business requires expenditures for maintenance and capitalized costs associated with the construction of new billboard displays, the entrance into and renewal of logo sign and transit contracts, and the purchase of real estate and operating equipment. The following table presents a breakdown of capitalized expenditures for the past three years and the six months ended June 30, 2009 and 2010:

				Six Months Ended
	Year Ended December 31,			June 30,
	2007	2008	2009	2009	2010
	(In thousands)

Total Capital Expenditures:
Billboard — traditional	$68,664	$58,064	$7,401	$5,061	$2,509
Billboard — digital	92,093	103,701	15,178	8,247	4,670
Logos	10,190	7,606	5,275	2,071	4,068
Transit	2,047	1,018	5,488	3,010	674
Land and buildings	31,463	11,240	578	384	579
PP&E	16,077	16,441	4,895	2,698	3,188

Total capital expenditures	$220,534	$198,070	$38,815	$21,471	$15,688

We expect our capital expenditures to be approximately $40 million in 2010.

Results of Operations

The following table presents certain items in the Consolidated Statements of Operations as a percentage of net revenues for the years ended December 31, 2009, 2008 and 2007 and the six months ended June 30, 2009 and 2010:

				Six Months Ended
	Year Ended December 31,			June 30
	2007	2008	2009	2009	2010

Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Direct advertising expenses	34.0%	36.5%	37.7%	38.4%	37.4%
General and administrative expenses	17.4%	17.3%	17.7%	18.1%	18.0%
Corporate expenses	4.9%	4.1%	4.0%	4.1%	4.3%
Depreciation and amortization	25.4%	27.7%	31.9%	32.4%	29.5%
Operating income	18.7%	15.0%	9.3%	7.3%	11.3%
Interest expense	13.3%	13.2%	18.2%	16.9%	18.1%
Net income (loss)	3.8%	0.9%	(5.3)%	(6.2)%	(6.4)%

The following is a discussion of our consolidated financial condition and results of operations for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010. This discussion should be read in conjunction with our consolidated financial statements and the related notes.

Six months ended June 30, 2010 compared to six months ended June 30, 2009

Net revenues increased $8.5 million or 1.6% to $530.5 million for the six months ended June 30, 2010 from $522.0 million for the same period in 2009. This increase was attributable primarily to an increase in billboard net revenues of $3.9 million or 0.8% over the prior period, an increase in logo sign revenue of $2.8 million, which represents an increase of 12.9% over the prior period, and a $1.8 million increase in transit revenue, which represents an increase of 7.4% over the prior period.

For the six months ended June 30, 2010, there was an $8.5 million increase in net revenues as compared to acquisition-adjusted net revenue for the six months ended June 30, 2009. The $8.5 million increase in revenue primarily consists of a $3.9 million increase in billboard revenue, a $2.3 million increase in logo revenue and a $2.4 million increase in transit revenue over the acquisition-adjusted net revenue for the comparable period in 2009. This increase in revenue represents an increase of 1.6% over the comparable period in 2009. See “Reconciliations” below.

Operating expenses, exclusive of depreciation and amortization and gain on sale of assets, increased 0.2 million to $316.5 million for the six months ended June 30, 2010 from $316.3 million for the same period in 2009. There was a $1.3 million decrease in operating expenses related to the operations of our outdoor advertising assets and a $1.5 million increase in corporate expenses. The increase in corporate expenses is primarily a result of increases in non-cash compensation expense related to performance based stock awards as compared to the same period in 2009.

Depreciation and amortization expense decreased $12.8 million for the six months ended June 30, 2010 as compared to the six months ended June 30, 2009, primarily due to a reduction in the number of non performing structures dismantled as compared to the six months ended June 30, 2009.

Due to the above factors, operating income increased $21.8 million to $60.1 million for the six months ended June 30, 2010 compared to $38.3 million for the same period in 2009.

Interest expense increased approximately $7.7 million from $88.2 million for the six months ended June 30, 2009 to $95.9 million for the six months ended June 30, 2010, primarily resulting from the refinancing efforts during 2009 including the issuance of our 9 3/4% Notes in March 2009, offset by a reduction in the amortized debt issuance fees due to the early extinguishment of debt.

During the six months ended June 30, 2010, we recognized a $17.4 million loss on the early extinguishment of debt resulting from our refinancing transactions. Approximately $12.6 million is a non-cash expense attributable to the write off of unamortized debt issuance fees related to the tender offer to repurchase our 7 1/4% Notes and refinancing of our senior credit facility. The remaining $4.8 million represents the net cash loss related to the tender offer and extinguishment of the 7 1/4% Notes.

The increase in operating income offset by the increase in interest expense and the increase in the loss on extinguishment of debt, resulted in a $3.4 million increase in loss before income taxes. Income tax benefit remained relatively constant. The effective tax rate for the six months ended June 30, 2010 was 36.4%, which is lower than the statutory rate due to permanent differences resulting from non-deductible compensation expense related to stock options in accordance with ASC 718 and other non-deductible expenses and amortization.

As a result of the above factors, we recognized a net loss for the six months ended June 30, 2010 of $33.7 million, as compared to a net loss of $32.4 million for the same period in 2009.

Reconciliations

Because acquisitions occurring after December 31, 2008 (the “acquired assets”) have contributed to our net revenue results for the periods presented, we provide 2009 acquisition-adjusted net revenue, which adjusts our 2009 net revenue for the three and six months ended June 30, 2009 by adding to it the net revenue generated by the acquired assets prior to our acquisition of these assets for the same time frame that those assets were owned in the three and six months ended June 30, 2010. We provide this information as a supplement to net revenues to enable investors to compare periods in 2010 and 2009 on a more consistent basis without the effects of acquisitions. Management uses this comparison to assess how well we are performing within our existing assets.

Acquisition-adjusted net revenue is not determined in accordance with GAAP. For this adjustment, we measure the amount of pre-acquisition revenue generated by the assets during the period in 2009 that corresponds with the actual period we have owned the assets in 2010 (to the extent within the period to which this report relates). We refer to this adjustment as “acquisition net revenue.”

Reconciliations of 2009 reported net revenue to 2009 acquisition-adjusted net revenue for each of the three and six month periods ended June 30, as well as a comparison of 2009 acquisition-adjusted net revenue to 2010 reported net revenue for each of the three and six month periods ended June 30, are provided below:

Reconciliation of Reported Net Revenue to Acquisition-Adjusted Net Revenue

	Three Months	Six Months
	Ended	Ended
	June 30, 2009	June 30, 2009
	(In thousands)

Reported net revenue	$274,736	$521,984
Acquisition net revenue	1,295	(52)

Acquisition-adjusted net revenue	$276,031	$521,932

Comparison of 2010 Reported Net Revenue to 2009 Acquisition-Adjusted Net Revenue

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
		(In thousands)

Reported net revenue	$286,366	$274,736	$530,469	$521,984
Acquisition net revenue	—	1,295	—	(52)

Acquisition totals	$286,366	$276,031	$530,469	$521,932

Year ended December 31, 2009 compared to year ended December 31, 2008

Net revenues decreased $142.4 million or 11.9% to $1.06 billion for the year ended December 31, 2009 from $1.20 billion for the same period in 2008. This decrease was attributable primarily to a decrease in billboard net revenues of $132.3 million or, 12.1%, over the prior period, a $10.6 million decrease in transit revenue, or 17.4%, over the prior period due to lost transit contracts in 2009, offset by a $0.5 million increase in logo revenue, of 1.1%, over the prior period.

The decrease in billboard net revenue of $132.3 million was a result of decreased rate and occupancy due to a reduction in advertising spending by our customers, resulting from the current economic recession, which began in the fourth quarter of 2008. The $10.6 million decrease in transit revenue consists of a $0.8 million decrease due to lost transit contracts and a $9.8 million decrease resulting from the current economic recession.

Net revenues for the year ended December 31, 2009, as compared to acquisition-adjusted net revenue for the year ended December 31, 2008, decreased $155.3 million or 12.8% primarily as a result of the reduction in rate and occupancy as discussed above. See “Reconciliations” below.

Operating expenses, exclusive of depreciation and amortization and gain on sale of assets, decreased $67.7 million or 9.7% to $626.7 million for the year ended December 31, 2009 from $694.4 million for the same period in 2008. There was a $3.5 million increase in non-cash compensation expense related to performance based compensation, offset by a $64.1 million decrease in operating expenses related to costs in operating the Company’s core assets and a $7.1 million decrease in corporate expenses.

Depreciation and amortization expense increased $5.1 million for the year ended December 31, 2009 as compared to the year ended December 31, 2008. The increase is primarily a result of accelerated depreciation on dismantled structures during 2009.

Due to the above factors, operating income decreased $81.7 million to $98.0 million for year ended December 31, 2009 compared to $179.7 million for the same period in 2008.

Interest expense increased $34.0 million from $157.9 million for the year ended December 31, 2008 to $191.9 million for the year ended December 31, 2009 due to the issuance of $350 million principal amount 9 3/4% Senior Notes and the increase in interest rates resulting from the amendments to our senior credit facility in April 2009.

The decrease in operating income and the increase in interest expense resulted in a $116.8 million decrease in income before income taxes. This decrease in income resulted in a decrease in the income tax expense of $50.6 million for the year ended December 31, 2009 over the same period in 2008. The effective tax rate for the year ended December 31, 2009 was 39.3%.

As a result of the above factors, we recognized a net loss for the year ended December 31, 2009 of $55.8 million, as compared to net income of $10.4 million for the same period in 2008.

Reconciliations

Because acquisitions occurring after December 31, 2007 (the “acquired assets”) have contributed to our net revenue results for the periods presented, we provide 2008 acquisition-adjusted net revenue, which adjusts our 2008 net revenue by adding to it the net revenue generated by the acquired assets prior to our acquisition of them for the same time frame that those assets were owned in 2009. We provide this information as a supplement to net revenues to enable investors to compare periods in 2009 and 2008 on a more consistent basis without the effects of acquisitions. Management uses this comparison to assess how well our core assets are performing.

Acquisition-adjusted net revenue is not determined in accordance with generally accepted accounting principles (GAAP). For this adjustment, we measure the amount of pre-acquisition revenue generated by the acquired assets during the period in 2008 that corresponds with the actual period we have owned the acquired assets in 2009 (to the extent within the period to which this report relates). We refer to this adjustment as “acquisition net revenue.”

Reconciliations of 2008 reported net revenue to 2008 acquisition-adjusted net revenue as well as a comparison of 2008 acquisition-adjusted net revenue to 2009 net revenue are provided below:

Comparison of 2009 Net Revenue to 2008 Acquisition-Adjusted Net Revenue

	Year Ended December 31,
	2009	2008
	(In thousands)

Reported net revenue	$1,056,065	$1,198,419
Acquisition net revenue	—	12,955

Adjusted totals	$1,056,065	$1,211,374

Year ended December 31, 2008 compared to year ended December 31, 2007

Net revenues decreased $11.1 million or 0.9% to $1.20 billion for the year ended December 31, 2008 from $1.21 billion for the same period in 2007. This decrease was attributable primarily to a decrease in billboard net revenues of $9.7 million or 0.9% over the prior period and a $1.7 million decrease in logo sign revenue over the prior period due to contracts lost in the fourth quarter of 2008.

The decrease in billboard net revenue of $9.7 million was a result of decreased occupancy due to a reduction in advertising spending based on the deterioration of the economy which accelerated in the fourth quarter of 2008. The $1.7 million decrease in logo revenue was a result of internal growth of approximately $1.7 million was offset by a decrease of $3.4 million of revenue due to the loss of various logo contracts.

Net revenues for the year ended December 31, 2008, as compared to acquisition-adjusted net revenue for the year ended December 31, 2007, decreased $39.6 million or 3.2% primarily as a result of the reduction in occupancy as discussed above. See “Reconciliations” below.

Operating expenses, exclusive of depreciation and amortization and gain on sale of assets, increased $13.8 million or 2.0% to $694.4 million for the year ended December 31, 2008 from $680.6 million for the same period in 2007. There was an $18.5 million decrease in non-cash compensation expense related to performance based compensation, offset by a $29.6 million increase in operating expenses related to the operations of acquired outdoor advertising assets and increases in costs in operating the Company’s core assets and a $2.7 million increase in corporate expenses.

Depreciation and amortization expense increased $24.8 million for the year ended December 31, 2008 as compared to the year ended December 31, 2007. The increase is a result of capital expenditures in 2008 including $103.7 million related to digital billboards which are depreciated using a shorter expected life than traditional billboards.

Due to the above factors, operating income decreased $46.2 million to $179.7 million for year ended December 31, 2008 compared to $226.0 million for the same period in 2007.

Lamar Media recognized a $1.8 million return on investment compared to a $15.4 million gain as a result of the sale of a private company recognized in the first quarter 2007, which represents a decrease of 88.3% over the prior period.

Interest expense decreased $3.3 million from $161.2 million for the year ended December 31, 2007 to $157.9 million for the year ended December 31, 2008 due to a decrease in interest rates on variable-rate debt offset by an increased debt balance.

The decrease in operating income and the decrease in gain on disposition of investment offset by the decrease in interest expense resulted in a $58.0 million decrease in income before income taxes. This decrease in income resulted in a decrease in the income tax expense of $22.8 million for the year ended December 31, 2008 over the same period in 2007. The effective tax rate for the year ended December 31, 2008 was 58.3%, which is greater than the statutory rates due to permanent differences resulting from non-deductible expenses.

As a result of the above factors, we recognized net income for the year ended December 31, 2008 of $10.4 million, as compared to net income of $45.6 million for the same period in 2007.

Reconciliations

Because acquisitions occurring after December 31, 2006 (the “acquired assets”) have contributed to our net revenue results for the periods presented, we provide 2007 acquisition-adjusted net revenue, which adjusts our 2007 net revenue by adding to it the net revenue generated by the acquired assets prior to our acquisition of them for the same time frame that those assets were owned in 2008. We provide this information as a supplement to net revenues to enable investors to compare periods in 2008 and 2007 on a more consistent basis without the effects of acquisitions. Management uses this comparison to assess how well our core assets are performing.

Acquisition-adjusted net revenue is not determined in accordance with generally accepted accounting principles (GAAP). For this adjustment, we measure the amount of pre-acquisition revenue generated by the acquired assets during the period in 2007 that corresponds with the actual period we have owned the acquired assets in 2008 (to the extent within the period to which this report relates). We refer to this adjustment as “acquisition net revenue.”

Reconciliations of 2007 reported net revenue to 2007 acquisition-adjusted net revenue as well as a comparison of 2007 acquisition-adjusted net revenue to 2008 net revenue are provided below:

Comparison of 2008 Net Revenue to 2007 Acquisition-Adjusted Net Revenue

	Year Ended December 31,
	2008	2007
	(In thousands)

Reported net revenue	$1,198,419	$1,209,555
Acquisition net revenue	—	28,473

Adjusted totals	$1,198,419	$1,238,028

Liquidity and Capital Resources

Overview

Beginning in the fourth quarter of 2008, as a result of the economic recession, we took certain steps to reduce our overall operating expenses. These steps included reducing operating expenses and non-essential capital expenditures and significantly reducing acquisition activity. We expect to continue our current cost saving strategies through the year ended December 31, 2010.

We have historically satisfied our working capital requirements with cash from operations and borrowings under our senior credit facility. We are the borrower under the senior credit facility and maintain all corporate cash balances. Any cash requirements of Lamar Advertising, therefore, must be funded by distributions from us.

Sources of Cash

Total Liquidity at June 30, 2010.  As of June 30, 2010 we had approximately $184.2 million of total liquidity, which is comprised of approximately $21.1 million in cash and cash equivalents and the ability to draw approximately $163.1 million under our revolving bank credit facility.

Cash Generated by Operations.  For the six months ended June 30, 2010 and 2009 our cash provided by operating activities was $93.2 million and $117.9 million, respectively. While our net loss was approximately $33.7 million for the six months ended June 30, 2010, we generated cash from operating activities of $93.2 million during that same period, primarily due to non-cash adjustments needed to reconcile net loss to cash provided by operating activities of $170.5 million, which primarily consisted of depreciation and amortization of $156.5 million partially offset by the recognition of deferred tax benefits of $20.4 million. In addition, there was an increase in working capital of $43.6 million. We expect to generate cash flows from operations during 2010 in excess of our cash needs for operations and capital expenditures as described herein. We expect to use this excess cash generated principally for reducing outstanding indebtedness. See “— Cash Flows” for more information.

Note Offerings and Tender Offer.  On April 22, 2010, we completed the institutional private placement of $400 million aggregate principal amount of 7 7/8% Senior Subordinated Notes due 2018. The institutional private placement resulted in net proceeds of approximately $392 million.

We used the proceeds of this offering, after the payment of fees and expenses, to repurchase all of our outstanding 7 1/4% Senior Subordinated Notes due 2013 (the “7 1/4% Notes”) as described below.

On April 8, 2010, we commenced a tender offer to purchase for cash any and all of our outstanding 7 1/4% Notes. In conjunction with the tender offer, we also solicited consents from the holders of the 7 1/4% Notes to amend the 7 1/4% Notes to eliminate certain covenants and amend certain provisions of the indenture governing the 7 1/4% Notes. On April 22, 2010 we accepted tenders for approximately $365.4 million in aggregate principal amount of the 7 1/4% Notes in connection with the early settlement date of the tender offer. The holders of accepted notes received a total consideration of $1,012.08 per $1,000 principal amount of the notes tendered. The total cash payment to purchase the tendered 7 1/4% Notes, including accrued and unpaid interest up to but excluding April 22, 2010 was approximately $378 million. Tendering holders also delivered the requisite consents authorizing us to remove certain covenants in the 7 1/4% Notes. These consents authorized entry into a Supplemental Indenture, which reflects the amendments to the 7 1/4% Notes discussed above. On May 6, 2010, we accepted tenders for an additional $169 thousand in aggregate principal amount of 7 1/4% Notes in connection with the final settlement of the tender offer. On June 7, 2010, we redeemed the remaining $19.4 million in outstanding 7 1/4% Notes.

Credit Facilities.  As of June 30, 2010, we had approximately $163.1 million of unused capacity under the revolving credit facility included in our senior credit facility and the aggregate balance outstanding under our senior credit facility was $948.6 million.

On April 28, 2010, we refinanced our existing senior credit facility with a new senior credit facility. The new senior credit facility, for which JPMorgan Chase Bank, N.A. serves as administrative agent, consists of a $250 million revolving credit facility, a $270 million term loan A-1 facility, a $30 million term loan A-2 facility, a $575 million term loan B facility and a $300 million incremental facility, which may be increased by up to an additional $200 million, based upon our satisfaction of a senior debt ratio test (as described below, of less than or equal to 3.25 to 1. We are the borrower under the senior credit facility, except with respect to the $30 million term loan A-2 facility for which our wholly-owned subsidiary, Lamar Advertising of Puerto Rico, Inc. is the borrower. We may also from time to time designate additional wholly-owned subsidiaries as subsidiary borrowers under the incremental loan facility that can borrow up to $110 million of the incremental facility. Incremental loans may be in the form of additional term loan tranches or increases in the revolving credit facility. Our lenders have no obligation to make additional loans to us, or any designated subsidiary borrower, under the incremental facility, but may enter into such commitments in their sole discretion.

Factors Affecting Sources of Liquidity

Internally Generated Funds.  The key factors affecting internally generated cash flow are general economic conditions, specific economic conditions in the markets where we conduct our business and overall spending on advertising by advertisers.

Credit Facilities and Other Debt Securities.  We must comply with certain covenants and restrictions related to our senior credit facility and our outstanding debt securities.

Restrictions Under Debt Securities.  We must comply with certain covenants and restrictions related to our outstanding debt securities. Currently we have outstanding approximately $400.0 million 6 5/8% Senior Subordinated Notes due 2015 issued August 2005, $216.0 million 6 5/8% Senior Subordinated Notes due 2015 — Series B issued in August 2006 and $275.0 million 6 5/8% Senior Subordinated Notes due 2015 — Series C issued in October 2007 (collectively, the “6 5/8% Notes”), $350 million 9 3/4% Senior Notes due 2014 issued in March 2009 (the “9 3/4% Notes) and the $400 million in outstanding 7 7/8% Senior Subordinated Notes due 2018 (the “7 7/8% Notes”). The indentures relating to our outstanding notes restrict our ability to incur additional indebtedness but permit the incurrence of indebtedness (including indebtedness under our senior credit facility), (i) if no default or event of default would result from such incurrence and (ii) if after giving effect to any such incurrence, the leverage ratio (defined as total consolidated debt to trailing four fiscal quarter EBITDA (as defined in the indentures)) would be less than (a) 6.5 to 1, pursuant 9 3/4% Notes indenture, and (b) 7.0 to 1, pursuant to the 6 5/8% Notes and the 7 7/8% Notes indentures.

In addition to debt incurred under the provisions described in the preceding sentence, the indentures relating to our outstanding notes permit us to incur indebtedness pursuant to the following baskets:

•	up to $1.3 billion of indebtedness under our senior credit facility allowable under the 6 5/8% Notes (up to $1.4 billion of indebtedness under our senior credit facility allowable under the 9 3/4% Notes and up to $1.5 billion of indebtedness under our senior credit facility allowable under the 7 7/8% Notes indenture);

•	currently outstanding indebtedness or debt incurred to refinance outstanding debt;

•	inter-company debt between us and our subsidiaries or between subsidiaries;

•	certain purchase money indebtedness and capitalized lease obligations to acquire or lease property in the ordinary course of business that cannot exceed the greater of $50 million or 5% of our net tangible assets; and

•	additional debt not to exceed $50 million ($75 million under the 7 7/8% Notes indenture).

Restrictions under New Senior Credit Facility.  We are required to comply with certain covenants and restrictions under our senior credit facility. If we fail to comply with these tests, the long term debt payments may be accelerated. At June 30, 2010, and currently, we were in compliance with all such tests under our senior credit facility. We must be in compliance with the following financial ratios:

•	a total holdings debt ratio, defined as total consolidated debt of Lamar Advertising Company and its restricted subsidiaries as of any date to EBITDA, as defined below, for the most recent four fiscal quarters then ended as set forth below:

April 28, 2010 through and including September 29, 2010	7.50 to 1.00
September 30, 2010 through and including March 30, 2011	7.25 to 1.00
March 31, 2011 through and including December 30, 2011	7.00 to 1.00
December 31, 2011 through and including March 30, 2012	6.75 to 1.00
March 31, 2012 through and including March 30, 2013	6.25 to 1.00
From and after March 31, 2013	6.00 to 1.00

•	a senior debt ratio, defined as the total consolidated senior debt of us and our restricted subsidiaries to EBITDA, as defined below, for the most recent four fiscal quarters then ended as set forth below:

Period	Ratio

April 28, 2010 through and including September 29, 2010	4.00 to 1.00
September 30, 2010 through and including March 30, 2011	3.75 to 1.00
March 31, 2011 through and including September 29, 2011	3.50 to 1.00
September 30, 2011 through and including March 30, 2012	3.25 to 1.00
March 31, 2012 through and including March 30, 2013	3.00 to 1.00
From and after March 31, 2013	2.75 to 1.00

•	a fixed charges coverage ratio, defined as the ratio of EBITDA, (as defined below), for the most recent four fiscal quarters to the sum of (1) the total payments of principal and interest on debt for such period, plus (2) capital expenditures made during such period, plus (3) income and franchise tax payments made during such period, plus (4) dividends, of greater than 1.05 to 1.

The definition of “EBITDA” under our senior credit agreement is as follows: “EBITDA” means, for any period, operating income for Lamar Advertising Company and its restricted subsidiaries (determined on a consolidated basis without duplication in accordance with GAAP) for such period (calculated before taxes, interest expense, depreciation, amortization and any other non-cash income or charges accrued for such period, one-time cash restructuring and cash severance changes in the fiscal year ending December 31, 2009 of up to $2,500,000 aggregate amount, charges and expenses in connection with the credit facility transactions and the repurchase or redemption of our 7 1/4% Senior Subordinated Notes due 2013, and (except to the extent received or paid in cash by us or any of our restricted subsidiaries) income or loss attributable to equity in affiliates for such period) excluding any extraordinary and unusual gains or losses during such period and excluding the proceeds of any casualty events whereby insurance or other proceeds are received and certain dispositions not in the ordinary course. For purposes of calculating EBITDA, the effect on such calculation of any adjustments required under Statement of Accounting Standards No. 141R is excluded.

Uses of Cash

Capital Expenditures.  Capital expenditures excluding acquisitions were approximately $15.7 million for the six months ended June 30, 2010. We anticipate our 2010 total capital expenditures to be between $35 million and $40 million.

Acquisitions.  Due to the current economic recession, we intend to continue our reduced acquisition activity for the year ended December 31, 2010. Consequently, during the six months ended June 30, 2010, our acquisition activity was $1.4 million and was financed with cash on hand.

Critical Accounting Estimates

Our discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to long-lived asset recovery, intangible assets, goodwill impairment, deferred taxes, asset retirement obligations and allowance for doubtful accounts. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events and, where applicable, established valuation techniques. These estimates form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates. We believe that the following significant accounting policies and assumptions may involve a higher degree of judgment and complexity than others.

Long-Lived Asset Recovery.  Long-lived assets, consisting primarily of property, plant and equipment and intangibles comprise a significant portion of our total assets. Property, plant and equipment of $1.3 billion and intangible assets of $618.1 million are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by that asset before interest expense. These undiscounted cash flow projections are based on management’s assumptions surrounding future operating results and the anticipated future economic environment. If actual results differ from management’s assumptions, an impairment of these intangible assets may exist and a charge to income would be made in the period such impairment is determined. During the year ended December 31, 2009 there were no indications that an impairment test was necessary.

Intangible Assets.  We have significant intangible assets recorded on our balance sheet. Intangible assets primarily represent site locations of $585.1 million and customer relationships of $29.9 million associated with acquisitions. The fair values of intangible assets recorded are determined using discounted cash flow models that require management to make assumptions related to future operating results, including projecting net revenue growth discounted using current cost of capital rates, of each acquisition and the anticipated future economic environment. If actual results differ from management’s assumptions, an impairment of these intangibles may exist and a charge to income would be made in the period such impairment is determined. Historically no impairment charge has been required with respect to the Company’s intangible assets.

Goodwill Impairment.  We have a significant amount of goodwill on our balance sheet and must perform an impairment test of goodwill annually or on a more frequent basis if events and circumstances indicate that the asset might be impaired. The first step of the impairment test requires management to determine the implied fair value of its reporting units and compare it to its book value (including goodwill). To the extent the book value of a reporting unit exceeds the fair value of the reporting unit, we would be required to perform the second step of the impairment test, as this is an indicator that the reporting unit may be impaired. Impairment testing involves various estimates and assumptions, which could vary, and an analysis of relevant market data and market capitalization.

We have identified two reporting units (Logo operations and Billboard operations) in accordance with ASC 350. No changes have been made to our reporting units from the prior period. The reporting units and their carrying amounts of goodwill as of December 31, 2009 and 2008 are as follows:

	Carrying Value of Goodwill
	December 31, 2008	December 31, 2009
	(In thousands)

Billboard operations	$1,405,293	$1,413,170
Logo operations	961	961

We believe there are numerous facts and circumstances that need to be considered when estimating the reasonableness of the reporting unit’s estimated fair value, especially in the current recession. In conducting our impairment test, we assessed the reasonableness of the reporting unit’s estimated fair value based on both market capitalization and discounted future cash flows. The discounted cash flow analysis incorporated various growth rate assumptions and discounting based on a present value factor.

Consideration of market capitalization

We first considered the market capitalization of our parent Lamar Advertising as of its annual impairment testing date of December 31. The market capitalization of its Class A common stock as of December 31, 2009 was $2.96 billion compared to stockholders’ equity of $831.8 million as of that date, resulting in an excess of approximately $2.1 billion. We consider market capitalization over book value a strong indicator that no impairment of goodwill exists as of the measurement date of December 31, 2009. The following table presents the market capitalization and aggregate book value of the reporting units as of December 31, 2009:

		Market
	Equity Book Value	Capitalization(1)
	(In thousands)

Aggregate Values as of December 31, 2009	$781,472	$2,960,320

(1)	Market capitalization was calculated using a 10-day average of the closing prices of the Class A common stock beginning 5 trading days prior to the measurement date.

Calculations of Fair Value using Discounted Cash Flow Analysis

We also estimate fair value using a discounted cash flow analysis that compares the estimated future cash flows of each reporting unit to the book value of the reporting unit.

The discount rate and projected revenue and EBITDA (earnings before interest, tax, depreciation and amortization) growth rates are significant assumptions utilized in our calculation of the present value of cash flows used to estimate fair value of the reporting units. These assumptions could be adversely impacted by certain risks including deterioration in industry and economic conditions.

Our discount rate assumption is based on our cost of capital, which we determine annually based on our estimated costs of debt and equity relative to our capital structure. As of December 31, 2009 our weighted average cost of capital (WACC) was approximately 10%, which is slightly higher than our historical rate due to increased market risk given the current economic conditions. Based on our analysis, our WACC must exceed 13.0% before the second step of the impairment test would be required.

In developing our revenue and EBITDA growth rates, we consider our historical performance and current market trends in the markets in which we operate. The following table describes the growth rates used in our analysis, which indicated no impairment charge was required, compared to our recent historical rates achieved:

Compound Annual Growth Rates (CAGR)

	Revenue		EBITDA
		Five-Year		Five-Year
	Historical*	Projected Rate	Historical*	Projected Rate

Billboard operations	0.8%	5.4%	(0.5)%	7.3%
Logo operations	0.8%	2.4%	(5.6)%	3.6%
Transit

*	Calculated based on the Company’s historical results from 2005 to 2009.

Our December 31, 2009 discounted cash flow analysis does not indicate the need for step two of the impairment test unless the Compound Annual Growth Rate (CAGR), calculated using projections over the next 5 years, for revenue declines to less than (2.7)% for our billboard operations and less than (13.7)% for our logo operations, and the CAGR for EBITDA declines to less than (2.1)% for our billboard operations and less than (12.7)% for our logo operations. Assumptions used in our impairment test, such as forecasted growth rates and our cost of capital, are based on the best available market information and are consistent with our internal forecast and operating plans. In addition, our forecasts were based on the current economic recession continuing through 2010. A prolonged recession or changes in our forecasts could change our conclusion regarding an impairment of goodwill and potentially result in a non-cash impairment loss in a future period. In addition, these assumptions could be adversely impacted by certain risks discussed in the “Risk Factors” section above. For additional information about goodwill, see Note 5 to the Consolidated Financial Statements. The following table presents the aggregate fair value of our reporting units and aggregate book value of the reporting units as of December 31, 2009:

	Equity Book Value	Fair Value(1)
	(In thousands)

Aggregate Values as of December 31, 2009	$781,472	$3,026,891

(1)	Fair Value is calculated using the discounted cash flow analysis described above.

Based upon our annual review as of December 31, 2009, using both the market capitalization approach and discounted cash flow analysis, there was no indication of a potential impairment and, therefore, the second step of the impairment test was not required and no impairment charge was necessary.

Deferred Taxes.  As of June 30, 2010, we determined that our deferred tax assets of $200.7 million, a component of which is our operating loss carry forward, net of existing valuation allowances, are fully realizable due to the existence of certain deferred tax liabilities of approximately $315.6 million that are anticipated to reverse during the carry forward period. We base this determination by projecting taxable income over the relevant period. Should we determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Asset Retirement Obligations.  We had an asset retirement obligation of $170.9 million as of June 30, 2010. This liability relates to our obligation upon the termination or non-renewal of a lease to dismantle and remove our billboard structures from the leased land and to reclaim the site to its original condition. We record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which they are incurred. The liability is capitalized as part of the related long-lived asset’s carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. In calculating the liability, we calculate the present value of the estimated cost to dismantle using an average cost to dismantle, adjusted for inflation and market risk.

This calculation includes 100% of our billboard structures on leased land (which currently consist of approximately 74,000 structures). We use a 15-year retirement period based on historical operating experience in our core markets, including the actual time that billboard structures have been located on leased land in such markets and the actual length of the leases in the core markets, which includes the initial term of the lease, plus any renewal period. Historical third-party cost information is used with respect to the dismantling of the structures and the reclamation of the site. The interest rate used to calculate the present value of such costs over the retirement period is based on credit rates historically available to us.

Stock-based Compensation.  Share-based compensation expense is based on the value of the portion of share-based payment awards that is ultimately expected to vest. Share-Based Payment Accounting requires the use of a valuation model to calculate the fair value of share-based awards. We have elected to use the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates various assumptions, including volatility, expected life and interest rates. The expected life is based on the observed and expected time to post-vesting exercise and forfeitures of stock options by our employees. Upon the adoption of Share-Based Payment Accounting, we used a combination of historical and implied volatility, or blended volatility, in deriving the expected volatility assumption as allowed under Share-Based Payment Accounting. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our stock options. The dividend yield assumption is based on our history and expectation of dividend payouts. Share-Based Payment Accounting requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on our historical experience. If factors change and we employ different assumptions in the application of Share-Based Payment Accounting in future periods, the compensation expense that we record under Share-Based Payment Accounting may differ significantly from what we have recorded in the current period. During 2009, we recorded $11.3 million as compensation expense related to stock options and employee stock purchases. We evaluate and adjust our assumptions on an annual basis. See Note 14 “Stock Compensation Plans” of the Notes to Consolidated Financial Statements for further discussion.

Allowance for Doubtful Accounts.  We maintain allowances for doubtful accounts based on the payment patterns of our customers. Management analyzes historical results, the economic environment, changes in the credit worthiness of its customers, and other relevant factors in determining the adequacy of our allowance. Bad debt expense was $12.7 million, $14.4 million and $7.2 million and or approximately 1.2%, 1.2% and 0.6% of net revenue for the years ended December 31, 2009, 2008, and 2007, respectively. If the current economic recession is prolonged or increases in severity, the inability of customers to pay may occur and the allowance for doubtful accounts may need to be increased, which will result in additional bad debt expense in future years.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to interest rate risk in connection with variable rate debt instruments that we have issued. Loans under our senior credit facility bear interest at variable rates equal to the JPMorgan Chase Prime Rate or LIBOR plus the applicable margin, with a minimum LIBOR rate of 1.25% for the Term B facility. Because the JPMorgan Chase Prime Rate or LIBOR may increase or decrease at any time, we are exposed to market risk as a result of the impact that changes in these base rates may have on the interest rate applicable to borrowings under the senior credit facility. Increases in the interest rates applicable to borrowings under the senior credit facility would result in increased interest expense and a reduction in our net income.

At June 30, 2010, there was approximately $0.95 billion of aggregate indebtedness outstanding under the senior credit facility, or approximately 37.2% of our outstanding long-term debt on that date, bearing interest at variable rates. The aggregate interest expense for the six months ended June 30, 2010 with respect to borrowings under the senior credit facility was $26.5 million, and the weighted average interest rate applicable to borrowings under this credit facility during the six months ended June 30, 2010 was 4.9%. Assuming that the weighted average interest rate was 200-basis points higher (that is 6.9% rather than 4.9%), then our 2010 interest expense for the six months ended June 30 would have been approximately $10.4 million higher, resulting in a $6.6 million decrease in our six months ended June 30, 2010 net income.

We have attempted to mitigate the interest rate risk resulting from our variable interest rate long-term debt instruments by issuing fixed rate, long-term debt instruments and maintaining a balance over time between the amount of our variable rate and fixed rate indebtedness. In addition, we have the capability under the senior credit facility to fix the interest rates applicable to our borrowings at an amount equal to LIBOR plus the applicable margin for periods of up to twelve months, (in certain cases, with the consent of the lenders) which would allow us to mitigate the impact of short-term fluctuations in market interest rates. From time to time, we have utilized and expect to continue to utilize derivative financial instruments with respect to a portion of our interest rate risks to achieve a more predictable cash flow by reducing our exposure to interest rate fluctuations. These transactions generally are interest rate and swap agreements, which are entered into with major financial institutions. In the event of an increase in interest rates, we may take further actions to mitigate our exposure. We cannot guarantee, however, that the actions that we may take to mitigate this risk will be feasible or if these actions are taken, that they will be effective.

BUSINESS

General

We are one of the largest outdoor advertising companies in the United States based on number of displays and have operated under the Lamar name since 1902. As of June 30, 2010, we owned and operated approximately 148,000 billboard advertising displays in 44 states, Canada and Puerto Rico, over 105,000 logo go advertising displays in 21 states and the province of Ontario, Canada, and operated over 29,000 transit advertising displays in 16 states, Canada and Puerto Rico. We offer our customers a fully integrated service, satisfying all aspects of their billboard display requirements from ad copy production to placement and maintenance.

Our Business

We operate three types of outdoor advertising displays: billboards, logo signs and transit advertising displays.

Billboards.  We sell most of our advertising space on two types of billboards: bulletins and posters.

•	Bulletins are generally large, illuminated advertising structures that are located on major highways and target vehicular traffic.

•	Posters are generally smaller advertising structures that are located on major traffic arteries and city streets and target vehicular and pedestrian traffic.

In addition to these traditional billboards, we also sell digital billboards, which are generally located on major traffic arteries and city streets. As of June 30, 2010, we owned and operated approximately 1,170 digital billboard advertising displays in 38 states, Canada and Puerto Rico.

Logo Signs.  We sell advertising space on logo signs located near highway exits.

•	Logo signs generally advertise nearby gas, food, camping, lodging and other attractions.

•	We are the largest provider of logo signs in the United States, operating 21 of the 27 privatized state logo sign contracts. As of June 30, 2010, we operated over 105,000 logo sign advertising displays in 21 states and Canada.

Transit Advertising Displays.  We also sell advertising space on the exterior and interior of public transportation vehicles, transit shelters and benches in over 60 markets. As of June 30, 2010, we operated over 29,000 transit advertising displays in 16 states, Canada and Puerto Rico.

Corporate History

We have operated under the Lamar name since our founding in 1902 and have been publicly traded on NASDAQ under the symbol “LAMR” since 1996. We completed a reorganization on July 20, 1999 that created our current holding company structure. At that time, the operating company (then called Lamar Advertising Company) was renamed Lamar Media Corp., and all of the operating company’s stockholders became stockholders of a new holding company. The new holding company then took the Lamar Advertising Company name, and Lamar Media Corp. became a wholly owned subsidiary of Lamar Advertising Company.

Where You Can Find More Information

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports available free of charge through our website, www.lamar.com, as soon as reasonably practicable after filing them with, or furnishing them to, the Securities and Exchange Commission. Information contained on the website is not part of this prospectus.

Operating Strategies

We strive to be a leading provider of outdoor advertising services in each of the markets that we serve, and our operating strategies for achieving that goal include:

Continuing to Provide High Quality Local Sales and Service.  We seek to identify and closely monitor the needs of our customers and to provide them with a full complement of high quality advertising services. Local advertising constituted approximately 79% of our net revenues for the six months ended June 30, 2010, which management believes is higher than the industry average. We believe that the experience of our regional and local managers has contributed greatly to our success. For example, our regional managers have been with us for an average of 29 years. In an effort to provide high quality sales and service at the local level, we employed approximately 750 local account executives as of June 30, 2010. Local account executives are typically supported by additional local staff and have the ability to draw upon the resources of the central office, as well as our offices in other markets, in the event business opportunities or customers’ needs support such an allocation of resources.

Continuing a Centralized Control and Decentralized Management Structure.  Our management believes that, for our particular business, centralized control and a decentralized organization provide for greater economies of scale and are more responsive to local market demands. Therefore, we maintain centralized accounting and financial control over our local operations, but the local managers are responsible for the day-to-day operations in each local market and are compensated according to that market’s financial performance.

Continuing to Focus on Internal Growth.  Within our existing markets, we seek to increase our revenue and improve our cash flow by employing highly-targeted local marketing efforts to improve our display occupancy rates and by increasing advertising rates where and when demand can absorb rate increases. Our local offices spearhead this effort and respond to local customer demands quickly.

In addition, we routinely invest in upgrading our existing displays and constructing new displays. From January 1, 2000 to June 30, 2010, we invested approximately $1.2 billion in capital expenditures, which includes improvements to our existing displays and constructing new displays. Our regular improvement and expansion of our advertising display inventory allow us to provide high quality service to our current advertisers and to attract new advertisers.

Continuing to Pursue Other Outdoor Advertising Opportunities.  We plan to pursue additional logo sign contracts. Logo sign opportunities arise periodically, both from states initiating new logo sign programs and from states converting government-owned and operated programs to privately-owned and operated programs. Furthermore, we plan to pursue additional tourist oriented directional sign programs in both the United States and Canada and also other motorist information signing programs as opportunities present themselves. In addition, in an effort to maintain market share, we continue to pursue attractive transit advertising opportunities as they become available.

Reducing operating expenditures in light of the economic downturn.  During 2009, we significantly reduced operating and capital expenditures to position the Company to manage through the current recession and to ensure that we are well positioned for a recovery in the general economy. Although we have historically invested in capital expenditures and strategic acquisitions, we are planning to continue to limit our spending on operating and capital expenditures, including acquisition activity during 2010.

Company Operations

Billboard Advertising

We sell most of our advertising space on two types of billboard advertising displays: bulletins and posters. As of June 30, 2010, we owned and operated approximately 148,000 billboard advertising displays in 44 states, Canada and Puerto Rico. In the six months ended June 30, 2010, we derived approximately 72% of our billboard advertising net revenues from bulletin sales and 28% from poster sales.

Bulletins are large, advertising structures (the most common size is fourteen feet high by forty-eight feet wide, or 672 square feet) consisting of panels on which advertising copy is displayed. We wrap advertising copy printed with computer-generated graphics on a single sheet of vinyl around the structure. To attract more attention, some of the panels may extend beyond the linear edges of the display face and may include three-dimensional embellishments. Because of their greater impact and higher cost, bulletins are usually located on major highways and target vehicular traffic. At June 30, 2010, we operated approximately 67,500 bulletins.

We generally sell individually-selected bulletin space to advertisers for the duration of the contract (usually one to twelve months). We also sell bulletins as part of a rotary plan under which we rotate the advertising copy from one bulletin location to another within a particular market at stated intervals (usually every sixty to ninety days) to achieve greater reach within that market.

Posters are smaller advertising structures (the most common size is eleven feet high by twenty-three feet wide, or 250 square feet; we also operate junior posters, which are five feet high by eleven feet wide, or 55 square feet). Poster panels utilize a single flexible sheet of polyethylene material that inserts into the face of the panel. Posters are concentrated on major traffic arteries and target vehicular traffic, and junior posters are concentrated on city streets and target hard-to-reach pedestrian traffic and nearby residents. Posters provide advertisers with access to either a specified percentage of the general population or a specific targeted audience. At June 30, 2010, we operated approximately 80,500 posters.

We generally sell poster space for thirty- and sixty-day periods in packages called “showings,” which comprise a given number of displays in a specified market area. We place and spread out the displays making up a showing in well-traveled areas to reach a wide audience in the particular market.

In addition to the traditional displays described above, we also sell digital billboards. Digital billboards are large electronic light emitting diode (LED) displays (the most common sizes are fourteen feet high by forty feet wide, or 560 square feet; ten and a half feet high by thirty six feet wide, or 378 square feet; and ten feet high by twenty-one feet wide, or 210 square feet) that are generally located on major traffic arteries and city streets. Digital billboards are capable of generating over one billion colors and vary in brightness based on ambient conditions. They display completely digital advertising copy from various advertisers in a slide show fashion, rotating each advertisement approximately every 6 to 8 seconds. As of June 30, 2010, we operated approximately 1,170 digital billboards in various markets, which represents approximately 10.5% of billboard revenue.

We own the physical structures on which the advertising copy is displayed. We build the structures on locations we either own or lease. In each local office one employee typically performs site leasing activities for the markets served by that office.

In the majority of our markets, our local production staffs perform the full range of activities required to create and install billboard advertising displays. Production work includes creating the advertising copy design and layout, coordinating its printing and installing the designs on the displays. We provide our production services to local advertisers and to advertisers that are not represented by advertising agencies, as most national advertisers represented by advertising agencies use preprinted designs that require only our installation. Our talented design staff uses state-of-the-art technology to prepare creative, eye-catching displays for our customers. We can also help with the strategic placement of advertisements throughout an advertiser’s market by using software that allows us to analyze the target audience and its demographics. Our artists also assist in developing marketing presentations, demonstrations and strategies to attract new customers.

In marketing billboard displays to advertisers, we compete with other forms of out-of-home advertising and other media. When selecting the media and provider through which to advertise, advertisers consider a number of factors and advertising providers which are described in the section entitled “— Competition” below.

Logo Sign Advertising

We entered the logo sign advertising business in 1988 and have become the largest provider of logo sign services in the United States, operating 21 of the 27 privatized state logo contracts. We erect logo signs, which generally advertise nearby gas, food, camping, lodging and other attractions, and directional signs, which direct vehicle traffic to nearby services and tourist attractions, near highway exits. As of June 30, 2010, we operated over 33,000 logo sign structures containing over 105,000 logo advertising displays in the United States and Canada.

We operate the logo sign contracts in the province of Ontario, Canada and in the following states:

Colorado	Maine	Nebraska	Oklahoma
Delaware	Michigan	Nevada	Pennsylvania
Georgia	Minnesota	New Jersey	South Carolina
Kansas	Mississippi	New Mexico	Utah
Kentucky	Missouri(1)	Ohio	Virginia
Louisiana

(1)	The logo sign contract in Missouri is operated by a 66 2/3% owned partnership.

We also operate the tourist oriented directional signing (“TODS”) programs for the states of Nevada, Colorado, Nebraska, Missouri, Michigan, Ohio, Kansas, Kentucky, Louisiana, Virginia and New Jersey, and the province of Ontario, Canada.

Our logo and TODS operations are decentralized. Generally, each office is staffed with an experienced local general manager, a local sales and office staff and a local signing sub-contractor. This decentralization allows the management staff of Interstate Logos, L.L.C. (the subsidiary that operates all of the logo and directional sign-related businesses) to travel extensively to the various operations and serve in a technical and management advisory capacity and monitor regulatory and contract compliance. We also run a silk screening operation in Baton Rouge, Louisiana and a display construction company in Atlanta, Georgia.

State logo sign contracts represent the exclusive right to erect and operate logo signs within a state for a period of time. The terms of the contracts vary, but generally range from five to ten years, with additional renewal terms. Each logo sign contract generally allows the state to terminate the contract prior to its expiration and, in most cases, with compensation for the termination to be paid to us. When a logo sign contract expires, we transfer ownership of the advertising structures to the state. Depending on the contract, we may or may not be entitled to compensation at that time. Of our 22 logo sign contracts in place, in the United States and Canada, at June 30, 2010, four are subject to renewal in the next twelve months.

States usually award new logo sign contracts and renew expiring logo sign contracts through an open proposal process. In bidding for new and renewal contracts, we compete against three other national logo sign providers, as well as local companies based in the state soliciting proposals.

In marketing logo signs to advertisers, we compete with other forms of out-of-home advertising and other media. When selecting the media and provider through which to advertise, advertisers consider a number of factors and advertising providers which are described in the section entitled — “Competition” below.

Transit Advertising

We entered into the transit advertising business in 1993 as a way to complement our existing business and maintain market share in certain markets. We provide transit advertising displays on bus shelters, benches and buses in over 60 transit markets, and our production staff provides a full range of creative and installation services to our transit advertising customers. As of June 30, 2010, we operated over 29,000 transit advertising displays in 16 states, Canada and Puerto Rico.

Municipalities usually award new transit advertising contracts and renew expiring transit advertising contracts through an open bidding process. In bidding for new and renewal contracts, we compete against national outdoor advertising providers and local, on-premise sign providers and sign construction companies. Transit advertising operators incur significant start-up costs to build and install the advertising structures (such as transit shelters) upon being awarded contracts.

In marketing transit advertising displays to advertisers, we compete with other forms of out-of-home advertising and other media. When selecting the media and provider through which to advertise, advertisers consider a number of factors and advertising providers which are described in the section entitled — “Competition” below.

Competition

Although the outdoor advertising industry has encountered a wave of consolidation, the industry remains fragmented. The industry is comprised of several large outdoor advertising and media companies with operations in multiple markets, as well as smaller, local companies operating a limited number of structures in one or a few local markets.

Although we primarily focus on small to mid-size markets where we can attain a strong market share, in each of our markets, we compete against other providers of outdoor advertising and other types of media, including:

•	Larger outdoor advertising providers, such as (i) Clear Channel Outdoor Holdings, Inc., which operates billboards, street furniture displays, transit displays and other out-of-home advertising displays in North America and worldwide and (ii) CBS Outdoor, a division of CBS Corporation, which operates traditional outdoor, street furniture and transit advertising properties in North America and worldwide. Clear Channel Outdoor and CBS Outdoor each have corporate relationships with large media conglomerates and may have greater total resources, product offerings and opportunities for cross-selling than we do.

•	Other forms of media, such as broadcast and cable television, radio, print media, direct mail marketing, telephone directories and the Internet.

•	An increasing variety of out-of-home advertising media, such as advertising displays in shopping centers, malls, airports, stadiums, movie theaters and supermarkets and advertising displays on taxis, trains and buses.

In selecting the form of media through which to advertise, advertisers evaluate their ability to target audiences having a specific demographic profile, lifestyle, brand or media consumption or purchasing behavior or audiences located in, or traveling through, a particular geography. Advertisers also compare the relative costs of available media, evaluating the number of impressions (potential viewings), exposure (the opportunity for advertising to be seen) and circulation (traffic volume in a market), as well as potential effectiveness, quality of related services (such as advertising copy design and layout) and customer service. In competing with other media, we believe that outdoor advertising is relatively more cost-efficient than other media, allowing advertisers to reach broader audiences and target specific geographic areas or demographics groups within markets.

We believe that our strong emphasis on sales and customer service and our position as a major provider of advertising services in each of our primary markets enables us to compete effectively with the other outdoor advertising companies, as well as with other media, within those markets.

Customers

Our customer base is diverse. The table below sets forth the ten industries from which we derived most of our billboard advertising revenues for the six months ended June 30, 2010, as well as the percentage of billboard advertising revenues attributable to the advertisers in those industries. The individual advertisers in these industries accounted for approximately 70% of our billboard advertising net revenues in the six months ended June 30, 2010. No individual advertiser accounted for more than 2% of our billboard advertising net revenues in that period.

Percentage of Net Billboard
Categories	Advertising Revenues

Restaurants	13
Retailers	9
Health Care	8
Service	8
Amusement	6
Gaming	6
Automotive	5
Financial	5
Telecommunications	5
Hotels and motels	5

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Regulation

Outdoor advertising is subject to governmental regulation at the federal, state and local levels. Regulations generally restrict the size, spacing, lighting and other aspects of advertising structures and pose a significant barrier to entry and expansion in many markets.

Federal law, principally the Highway Beautification Act of 1965 (the “HBA”), regulates outdoor advertising on Federal — Aid Primary, Interstate and National Highway Systems roads. The HBA requires states to “effectively control” outdoor advertising along these roads, and mandates a state compliance program and state standards regarding size, spacing and lighting. The HBA requires any state or political subdivision that compels the removal of a lawful billboard along a Federal — Aid Primary or Interstate highway to pay just compensation to the billboard owner.

All states have passed billboard control statutes and regulations at least as restrictive as the federal requirements, including laws requiring the removal of illegal signs at the owner’s expense (and without compensation from the state). Although we believe that the number of our billboards that may be subject to removal as illegal is immaterial, and no state in which we operate has banned billboards entirely, from time to time governments have required us to remove signs and billboards legally erected in accordance with federal, state and local permit requirements and laws. Municipal and county governments generally also have sign controls as part of their zoning laws and building codes. We contest laws and regulations that we believe unlawfully restrict our constitutional or other legal rights and may adversely impact the growth of our outdoor advertising business.

Using federal funding for transportation enhancement programs, state governments have purchased and removed billboards for beautification, and may do so again in the future. Under the power of eminent domain, state or municipal governments have laid claim to property and forced the removal of billboards. Under a concept called amortization by which a governmental body asserts that a billboard operator has earned compensation by continued operation over time, local governments have attempted to force removal of legal but nonconforming billboards (i.e., billboards that conformed with applicable zoning regulations when built but which do not conform to current zoning regulations). Although the legality of amortization is questionable, it has been upheld in some instances. Often, municipal and county governments also have sign controls as part of their zoning laws, with some local governments prohibiting construction of new billboards or allowing new construction only to replace existing structures. Although we have generally been able to obtain satisfactory compensation for those of our billboards purchased or removed as a result of governmental action, there is no assurance that this will continue to be the case in the future.

We have also introduced and intend to expand the deployment of digital billboards that display static digital advertising copy from various advertisers that change every 6 to 8 seconds. We have encountered some existing regulations that restrict or prohibit these types of digital displays but it has not yet materially impacted our digital deployment. Since digital billboards have only recently been developed and introduced into the market on a large scale, however, existing regulations that currently do not apply to them by their terms could be revised to impose greater restrictions. These regulations may impose greater restrictions on digital billboards due to alleged concerns over aesthetics or driver safety.

In addition, due to their recent development, relatively few large scale studies have been conducted regarding driver safety issues, if any, related to digital billboards. The U.S. Department of Transportation Federal Highway Administration is currently conducting a study on whether the presence of digital billboards along roadways is associated with a reduction of driver safety for the public. This study is expected to be completed in late 2010. If the results of this study include adverse findings, it may result in regulations at the federal or state level that impose greater restrictions on digital billboards. Any new restrictions could materially adversely affect both our existing inventory of digital billboards and our plans to expand our digital deployment.

Legal Proceedings

From time to time, we are involved in litigation in the ordinary course of business, including disputes involving advertising contracts, site leases, employment claims and construction matters. We are also involved in routine administrative and judicial proceedings regarding billboard permits, fees and compensation for condemnations. We are not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on us.

Properties

Our 53,500 square foot management headquarters is located in Baton Rouge, Louisiana. We occupy approximately 97% of the space in the headquarters and lease the remaining space. We own 123 local operating facilities with front office administration and sales office space connected to back-shop poster and bulletin production space. In addition, we lease an additional 135 operating facilities at an aggregate lease expense for the six months ended June 30, 2010 of approximately $3.6 million.

We own approximately 6,800 parcels of property beneath our advertising structures. As of June 30, 2010, we leased approximately 78,000 active outdoor sites, accounting for a annualized lease expense of approximately $198.1 million. This amount represented approximately 18.7% of total advertising net revenues for that period. These leases are for varying terms ranging from month-to-month to a term of over ten years, and many provide us with renewal options. There is no significant concentration of displays under any one lease or subject to negotiation with any one landlord. An important part of our management activity is to manage our lease portfolio and negotiate suitable lease renewals and extensions.

Employees

We employed approximately 2,950 people as of June 30, 2010. Approximately 160 employees were engaged in overall management and general administration at our management headquarters in Baton Rouge, Louisiana, and the remainder, including approximately 750 local account executives, were employed in our operating offices.

Fourteen of our local offices employ billposters and construction personnel who are covered by collective bargaining agreements. We believe that our relationship with our employees, including our 124 unionized employees, is good, and we have never experienced a strike or work stoppage.

Inflation

In the last three years, inflation has not had a significant impact on us.

Seasonality

Our revenues and operating results are subject to seasonality. Typically, we experience our strongest financial performance in the summer and fall, and our weakest financial performance in the first quarter of the calendar year, partly because retailers cut back their advertising spending immediately following the holiday shopping season. We expect this trend to continue in the future. Because a significant portion of our expenses is fixed, a reduction in revenues in any quarter is likely to result in a period-to-period decline in operating performance and net earnings.

MANAGEMENT

Our directors serve until the next annual meeting of stockholders and until their successors are elected and qualified. Our officers serve until the board meeting immediately following the next annual meeting of stockholders and until their successors are elected and qualified.

The following table sets forth the name, position and, as of June 30, 2010, age of each of our directors and executive officers.

Name	Age	Title

Kevin P. Reilly, Jr.	55	President, Chief Executive Officer and Director
Keith A. Istre	57	Treasurer, Chief Financial Officer and Director
Sean Reilly	49	Chief Operating Officer and Director
Charles Brent McCoy	59	Director

Kevin P. Reilly, Jr. has served as our President and Chief Executive Officer since July 1999 and as President and Chief Executive Officer of Lamar Advertising since February 1989. He has served as our director since July 1999 and as a director of Lamar Advertising since February 1984. Mr. Reilly served as the President of Lamar Advertising’s Outdoor Division from 1984 to 1989. Mr. Reilly, an employee since 1978, has also served as General Manager of the Baton Rouge Region and Vice President and General Manager of the Louisiana Region. Mr. Reilly received a B.A. from Harvard University in 1977. Kevin Reilly has unparalleled knowledge of our business and operating history, is directly involved with the management of the company on a daily basis and has front-line exposure to the challenges that we face and opportunities that we are presented.

Keith A. Istre has served as our Chief Financial Officer since July 1999 and as Lamar Advertising’s Chief Financial Officer since February 1989. He has served as our director since July 1999 and served as a director of Lamar Advertising from February 1989 to May 2003. Mr. Istre joined Lamar Advertising as Controller in 1978 and became Treasurer in 1985. Prior to joining Lamar Advertising, Mr. Istre was employed by a public accounting firm in Baton Rouge from 1975 to 1978. Mr. Istre graduated from the University of Southwestern Louisiana in 1974 with a degree in Accounting. Keith Istre brings extensive financial experience and a deep knowledge of our business and operating history to the board.

Sean E. Reilly has been Chief Operating Officer and President of Lamar Advertising’s Outdoor Division since November 2001. Mr. Reilly also holds the position of Vice President of Mergers and Acquisitions. He began working with Lamar Advertising as Vice President of Mergers and Acquisitions in 1987 and served in that capacity until 1994. Mr. Reilly has served as a director of Lamar Media since July 1999, and he also served as a director of Lamar Advertising from 1989 to 1996 and from 1999 until 2003. Mr. Reilly was the Chief Executive Officer of Wireless One, Inc., a wireless cable television company, from 1994 to 1997, after which he rejoined Lamar Advertising. Mr. Reilly received a B.A. from Harvard University in 1984 and a J.D. from Harvard Law School in 1989. Sean Reilly provides the board with valuable media industry experience from both inside and outside the company.

Charles Brent McCoy has served as Executive Vice President of Business Development of Lamar Advertising since May 2004. Mr. McCoy has served as our director since January 2009. He currently serves on several other boards, including Pennington Biomedical Research Foundation, Blue Cross Blue Shield of Louisiana, and the Baton Rouge Advisory Board of Iberia Bank. Mr. McCoy received a B.A. from Emory University in 1973 and an M.B.A. from Stanford University in 1976. Charles Brent McCoy brings extensive experience in business and the banking sector to the board.

Family Relationships

Kevin P. Reilly, Jr., our Chairman, President, and Chief Executive Officer, and Sean Reilly, our Chief Operating Officer, are siblings.

EXECUTIVE COMPENSATION

The following discussion and tables set forth certain compensation information for our Chief Executive Officer and each of our other executive officers for their positions with Lamar Advertising. We do not pay any additional compensation for their positions with us.

Compensation Discussion and Analysis

Lamar Advertising’s Compensation Committee has responsibility for establishing, implementing and maintaining the compensation program for Lamar Advertising’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, which we refer to herein as our executive officers or the “named executive officers.” This Compensation Discussion and Analysis sets forth the objectives and material elements of the compensation paid to the named executive officers for fiscal 2009.

Executive Compensation Philosophy

The primary objective of Lamar Advertising’s executive compensation program is to attract, retain and reward executive officers who contribute to our long-term success. We believe this requires a competitive compensation structure as compared to similarly situated companies both in the media industry and other companies that are our peers in terms of annual revenues. Additionally, we seek to align a significant portion of executive officer compensation to the achievement of specified Company performance goals. Incentive cash bonuses are included to drive executive performance by having pay at risk so that a significant portion of potential cash compensation is tied to goal achievement. We also include performance-based equity grants as a significant component of prospective executive compensation so that the value of a portion of executive compensation is tied directly to the performance of Lamar Advertising’s Class A Common Stock. In addition, the Compensation Committee instituted in 2008 a discretionary bonus program. This program was adopted as an acknowledgement that compensation might be warranted for reasons outside the scope of the performance metrics used in Lamar Advertising’s incentive programs.

Use of Compensation Consultants and Peer Group Data

Lamar Advertising’s Compensation Committee did not consult with any compensation consultants in conjunction with its executive officer compensation determinations for fiscal 2009. In 2006, the Committee retained Hewitt Associates LLC, a nationally recognized compensation consulting firm, to review Lamar Advertising’s compensation levels relative to external market practices and to develop suggestions for a performance-based annual incentive program that would tie compensation to enumerated performance goals. Following this analysis, the Committee developed the basic framework for executive compensation that it continued to use when making its executive compensation determinations for fiscal 2009.

Material Elements of Executive Officer Compensation

The key elements of compensation for Lamar Advertising’s executive officers are: base salaries, performance-based cash incentive awards, performance-based equity awards and discretionary cash bonus awards. Executives may also participate, on the same terms as all other employees, in a 401(k) retirement savings plan and health and welfare benefits.

Base Salary.  Lamar Advertising pays a base salary to each of the named executive officers. The objective of base salary is to provide a fixed component of cash compensation to the executive that is competitive with the base compensation the executive could earn in similar positions at comparable companies. Base salary for Lamar Advertising’s named executive officers is reviewed annually in light of market compensation, tenure, individual performance and other subjective considerations. Typically the Chief Executive Officer makes recommendations to the Compensation Committee with regard to base salary for the executive officers that he believes are justified in light of these considerations. The Committee did not obtain an update to the peer group information used as part of its 2006 compensation process as it does not seek to set executive officer compensation to a specific percentile of the range of total compensation represented by this group.

The Compensation Committee reviewed current base salaries in conjunction with the Chief Executive Officer in the context of 2009 performance and the overall economic environment. Given the worsening economic recession and continued economic uncertainty, the Committee determined that no increases be made to base salaries, which have remained constant since 2006.

Performance-Based Incentive Compensation.  Lamar Advertising’s incentive compensation program consists of two types of awards that are granted under Lamar Advertising’s 1996 Equity Incentive Plan (the “Incentive Plan”): (i) a performance-based incentive cash bonus and (ii) a performance-based incentive equity award. This compensation program was designed by the Committee to link a significant portion of overall executive officer compensation to the achievement of enumerated performance targets while maximizing Lamar Advertising’s ability to deduct named executive officer compensation for tax purposes under Section 162(m) of the Internal Revenue Code. By including a fixed share equity award as a significant portion of executive compensation, the aggregate value of each executive officer’s compensation is dependant on the performance of Lamar Advertising’s Class A Common Stock.

•	Incentive Cash Bonus. The Committee sets target amounts for incentive cash bonuses for each of the named executive officers with corresponding performance goals. The Committee again kept these amounts constant with the prior year in light of the current economic environment and the fact that any payouts would be based on achievement of specific 2009 performance goals. The Committee did, however, change the maximum percentage by which an incentive cash bonus award payable upon exceptional performance would increase from 150% to 200%.

When setting the performance goals for the executive officer’s incentive cash bonuses for fiscal 2009, the Committee met with management to review current budgets and financial projections along with any current initiatives that could impact Lamar Advertising’s anticipated results for the coming fiscal year. The Committee determined that Lamar Advertising’s pro forma net revenue growth and pro forma earnings before interest, taxes, depreciation and amortization and adjusted for gain or loss on disposition of assets and investments (referred to in this proxy statement as “EBITDA”) growth are the appropriate measures on which to base incentive compensation as these measures are the primary measures used by both management and the investor community to evaluate Lamar Advertising’s performance.

The Committee’s goal when determining the specific performance thresholds is to set target (100%) goal achievement at a challenging but achievable level based on the 2009 operating budget in order to provide appropriate incentives for management in the context of the current fiscal year’s projected results and current business plan. For 2009 the Committee also refined the increments that had been used in the 2008 performance grid to reflect current market conditions and raised the minimum level of achievement required to be eligible for a cash incentive versus an equity incentive award. The 2009 performance goals for incentive cash bonuses were based on achievement of pro forma revenue growth and pro forma EBITDA growth for fiscal 2009 over fiscal 2008 with 50% of the total bonus amount tied to each metric. Tables setting forth the actual performance thresholds for fiscal 2009 are set forth below.

In February 2010, the Committee reviewed Lamar Advertising’s performance, which had declined in 2009 due to the economic recession. The Committee certified that (i) Lamar Advertising’s pro forma net revenue growth did not result in a cash incentive bonus based on revenue and (ii) Lamar Advertising’s pro forma EBITDA growth resulted in attainment of 95% of each executive officer’s target cash incentive bonus for fiscal 2009 based on EBITDA, which is reflected in the Non-Equity Incentive Plan Compensation column of the 2009 Summary Compensation Table.

•	Incentive Equity Awards. The Committee also determined the target amount of incentive equity awards for each of the named executive officers at its March 2009 meeting. These target equity award amounts were set at 44,000 shares for both Kevin Reilly, Jr. and Sean Reilly and at 26,000 shares for Keith Istre. The Committee maintained the same fixed share amounts used since 2006 despite the significant decline in the price of Lamar Advertising’s Class A common stock, which was at a historic low in March 2009. The Committee noted the unpredictability and volatility in the market at that time and determined that the share amounts and potential value to each executive officer appropriately reflected historical share prices and comported with its view of the equity incentive as a long-term incentive that should not be adjusted based on near-term volatility.

Under the terms of Lamar Advertising’s incentive equity award program, no shares of stock are issued unless and until the relevant performance goals have been met and certified by the Compensation Committee. Any earned shares are issued as soon as practicable following such certification and are fully vested at the time of issuance. The Committee feels that the use of stock awards as a part of its compensation program aligns executive compensation to the creation of shareholder value but not to such an extent that it would create incentives for executives to focus solely on short term stock appreciation to the exclusion of long term strategy.

The pro forma revenue growth and pro forma EBITDA growth metrics for fiscal 2009 over fiscal 2008 used in the context of the incentive cash awards were used to determine the achievement of incentive equity awards, except that the performance grid with respect to equity awards allowed for attainment of a portion of the award at lower levels of achievement and the amounts were calculated after giving effect to the payment of executive officer cash incentive bonus awards. In addition, there is no opportunity to achieve greater than 100% of the target equity awards. On that basis, (i) Lamar Advertising’s pro forma net revenue growth resulting in attainment of 45% of each executive’s target incentive equity award for 2009 based on revenue and (ii) Lamar Advertising’s pro forma EBITDA growth resulted in attainment of 90% of each executive officer’s target incentive equity award for 2009 based on EBITDA, which is reflected in the Stock Awards column of the 2009 Summary Compensation Table.

The following tables set forth the level of pro forma net revenue and pro forma EBITDA growth required for fiscal 2009 over fiscal 2008 to achieve the stated percentage of target incentive awards for our named executive officers as set by the Committee in March 2009. These goals relate to achievement of both incentive cash and incentive equity awards, except that equity awards cannot exceed their target amount irrespective of goal achievement in excess of the 100% level.

2009 POTENTIAL INCENTIVE AWARDS
Pro Forma Net Revenue Growth(1) — 50%

Incentive Cash Bonus

Percentage of Target
Pro Forma Net Revenue Growth	Bonus Earned

Less than (14.0)%	0%
At least (14.0)% but less than (13.6)%	0%
At least (13.6)% but less than (13.2)%	0%
At least (13.2)% but less than (12.8)%	0%
At least (12.8)% but less than (12.5)%	0%*
At least (12.5)% but less than (12.1)%	0%
At least (12.1)% but less than (11.8)%	55%
At least (11.8)% but less than (11.4)%	60%
At least (11.4)% but less than (11.1)%	65%
At least (11.1)% but less than (10.7)%	70%
At least (10.7)% but less than (10.4)%	75%
At least (10.4)% but less than (10.0)%	80%
At least (10.0)% but less than (9.7)%	85%
At least (9.7)% but less than (9.3)%	90%
At least (9.3)% but less than (9.0)%	95%
At least (9.0)% but less than (8.5)%	100%
At least (8.5)% but less than (8.0)%	125%
At least (8.0)% but less than (7.0)%	150%
At least (7.0)% or greater	200%

Incentive Equity Award

Percentage of Target
Pro Forma Net Revenue Growth	Bonus Earned

Less than (14.0)%	0%
At least (14.0)% but less than (13.6)%	30%
At least (13.6)% but less than (13.2)%	35%
At least (13.2)% but less than (12.8)%	40%
At least (12.8)% but less than (12.5)%%	45%*
At least (12.5)% but less than (12.1)%	50%
At least (12.1)% but less than (11.8%	55%
At least (11.8)% but less than (11.4)%	60%
At least (11.4)% but less than (11.1)%	65%
At least (11.1)% but less than (10.7)%	70%
At least (10.7)% but less than (10.4)%	75%
At least (10.4)% but less than (10.0)%	80%
At least (10.0)% but less than (9.7)%	85%
At least (9.7)% but less than (9.3)%	90%
At least (9.3)% but less than (9.0)%	95%
At least (9.0)% or greater	100%

*	Denotes goals achieved for 2009 as certified by the Compensation Committee.

(1)	Pro forma net revenue growth is based on Lamar Advertising’s net revenue growth in 2009 over 2008 based on actual 2009 net revenue versus 2008 net revenue as adjusted to reflect acquisitions and divestitures for the same time frame as actually owned in 2009.

2009 POTENTIAL INCENTIVE AWARDS
Pro Forma EBITDA Growth(1) — 50%

Incentive Cash Bonus

Percentage of Target
Pro Forma EBITDA Growth	Bonus Earned

Less than (24.6)%	0%
At least (24.6)% but less than (23.7)%	0%
At least (23.7)% but less than (22.9)%	0%
At least (22.9)% but less than (22.0)%	0%
At least (22.0)% but less than (21.2)%	0%
At least (21.2)% but less than (20.4)%	0%
At least (20.4)% but less than (19.6)%	55%
At least (19.6)% but less than (18.7)%	60%
At least (18.7)% but less than (17.9)%	65%
At least (17.9)% but less than (17.0)%	70%
At least (17.0)% but less than (16.1)%	75%
At least (16.1)% but less than (15.2)%	80%
At least (15.2)% but less than (14.4)%	85%
At least (14.4)% but less than (13.5)%	90%
At least (13.5)% but less than (12.7)%	95%*
At least (12.7)% but less than (12.0)%	100%
At least (12.0)% but less than (11.7)%	125%
At least (11.7)% but less than (10.7)%	150%
At least (10.7)% or greater	200%

Incentive Equity Award

Percentage of Target
Pro Forma EBITDA Growth	Bonus Earned

Less than (24.6)%	0%
At least (24.6)% but less than (23.7)%	30%
At least (23.7)% but less than (22.9)%	35%
At least (22.9)% but less than (22.0)%	40%
At least (22.0)% but less than (21.2)%	45%
At least (21.2)% but less than (20.4)%	50%
At least (20.4)% but less than (19.6)%	55%
At least (19.6)% but less than (18.7)%	60%
At least (18.7)% but less than (17.9)%	65%
At least (17.9)% but less than (17.0)%	70%
At least (17.0)% but less than (16.1)%	75%
At least (16.1)% but less than (15.2)%	80%
At least (15.2)% but less than (14.4)%	85%
At least (14.4)% but less than (13.5)%	90%*†
At least (13.5)% but less than (12.7)%	95%
At least (12.7)% or greater	100%

*	Denotes goals achieved for 2009 as certified by the Compensation Committee.

†	Reflects inclusion of expenses related to executive officer incentive cash bonuses.

(1)	Pro forma EBITDA growth is calculated in the same manner as pro forma net revenue growth with adjustments being made in the 2008 period to reflect acquisitions and divestitures for the same time frame as actually owned in 2009 and is also adjusted, solely with respect to calculation of incentive cash bonuses, to eliminate the expense in the period related to executive bonuses.

Discretionary Bonus Awards.  In 2009, the Committee continued the discretionary bonus program initiated in 2008. This program was adopted to provide for awards of discretionary cash compensation to reward, if applicable, individual performance or successful initiatives during the course of the fiscal year that may not otherwise be captured by Lamar Advertising’s incentive award program. Payment under the discretionary bonus program is not contingent upon the failure to attain the performance goals under the incentive award program. Pursuant to this program, the Committee may grant a cash bonus to any executive officer in an amount up to 60% of such executive officers’ 2009 base salary, in its sole discretion. Any such award is based upon the Committee’s evaluation of each executive officer’s respective 2009 performance. The Committee increased the maximum percentage of base salary that could be awarded to the executive officers from 30% in 2008 to 60% for fiscal 2009. In February 2010, the Committee reviewed Lamar Advertising’s performance against budget and the actions taken by management in 2009 to adapt and prepare for fiscal 2010 in an unstable and uncertain economic environment. In particular, the Committee considered the Chief Executive Officer’s strategic focus on financial discipline and implementation by the Chief Operating Officer and Chief Financial Officer of initiatives designed to manage through the economic downturn. These 2009 initiatives consisted of:

•	strong balance sheet management with the issuance of senior notes to refinance outstanding convertible notes;

•	significant reduction of capital expenditures and merger and acquisition activity while maintaining considerable free cash flow, which was used to reduce outstanding indebtedness by approximately $200 million; and

•	focus on lease renegotiations, removal of unproductive billboards, personnel reductions and overall expense controls.

After consideration of these factors and review with management of the cash bonus awards being made to non-executive officers of Lamar Advertising, the Committee awarded discretionary bonuses as follows:

Name	Discretionary Bonus Award	Percentage of Base Salary*

Kevin P. Reilly, Jr.	$230,000	33%
Keith A. Istre	$151,250	34%
Sean E. Reilly	$181,250	36%

*	Maximum allowable award 60% of base salary.

2009 Option Exchange Program

In 2009 Lamar Advertising conducted a thorough examination of all of its outstanding option awards. It identified that due to the then current value of its Class A Common Stock the exercise prices of a large number of its outstanding stock options had exercise prices well above the current market value of its Class A Common Stock. On May 25, 2009 the Compensation Committee approved an exchange program in which any holder of an option with an exercise price of $25.00 or higher could exchange his or her option for a new option to purchase shares of Class A Common Stock, based on a sliding scale tied to the original option’s exercise price. On July 2, 2009, Lamar Advertising completed a tender offer for eligible participants to exchange some or all of their applicable outstanding options for new options to be issued under its 1996 Equity Incentive Plan, as amended. Lamar Advertising accepted for cancellation eligible options to purchase an aggregate of 2,630,474 shares of its Class A Common Stock, representing 86.2% of the total number of shares of Class A Common Stock underlying all options eligible for exchange. In exchange for the options surrendered in the tender offer, Lamar Advertising issued new options to purchase up to an aggregate of 1,030,819 shares of its Class A Common Stock under the 1996 Plan. Each new option has an exercise price per share of $15.67, the closing price of its Company’s Class A Common Stock on the Nasdaq Global Select Market on July 2, 2009. The option exchange program was available to any holder of an option with an exercise price of $25.00 or higher, including the named executive officers. As part of the option exchange program Kevin Reilly, Jr. surrendered 122,500 options for cancellation and received 82,222 new options, Sean Reilly surrendered 122,500 options for cancellation and received 82,222 new options and Keith Istre surrendered 43,000 options for cancellation and received 23,333 new options.

Other Compensation Components

Perquisites.  Lamar Advertising provides certain perquisites to the executive officers, including use of its aircraft and a company car. The executive officers are entitled to use the company aircraft including access for personal travel. These perquisites provide flexibility to the executives and increase travel efficiencies, allowing more productive use of executive time. More detail on these perquisites and other perquisites provided to Lamar Advertising’s executive officers may be found below in the 2009 Summary Compensation Table.

Deferred Compensation.  Lamar Advertising has a deferred compensation plan for certain officers. Under this plan, officers who meet certain years of service and other criteria are eligible to receive company contributions into their accounts in the Lamar Deferred Compensation Plan. Officers do not have the option of deferring any portion of their earned cash compensation through additional voluntary contributions to the plan. Due to economic conditions, Lamar Advertising did not contribute to any employee deferred compensation accounts for fiscal 2009 and, therefore, no contributions were made with respect to executive officers.

The deferred compensation plan is not funded by Lamar Advertising, and participants have an unsecured contractual commitment from Lamar Advertising to pay the amounts due under the deferred compensation plan. When payments under the plan are due, the funds are distributed from its general assets. Lamar Advertising does not offer preferential earnings on deferred compensation. Deferred compensation is intended as a long-term savings vehicle for its officers in light of the fact that Lamar Advertising does not offer any traditional pension or defined benefit plan. The Compensation Committee does not consider deferred compensation accounts when setting executive pay levels, since this represents compensation that has previously been earned and individual accounts are a function of personal investment choices and market-based earnings.

Tax Implications

United States tax laws generally do not allow publicly-held companies to obtain tax deductions for compensation of more than one million dollars paid in any year to any of the principal executive officer and the next three highest paid executive officers (other than the principal executive officer and the principal financial officer) (each, a “covered employee”) unless the compensation is “performance-based” as defined in Internal Revenue Code Section 162(m).

Stock options granted under an equity compensation plan are performance-based compensation if (a) stockholders approve a maximum aggregate per person limit on the number of shares that may be granted each year, (b) any stock options are granted by a committee consisting solely of outside directors, and (c) the stock options have an exercise price that is not less than the fair value of common stock on the date of grant.

In the case of restricted stock, restricted stock units and unrestricted stock issuable upon achievement of performance goals, Section 162(m) requires that the general business criteria of any performance goals that are established by Lamar Advertising’s Compensation Committee be approved and periodically reapproved by stockholders (generally, every five years) in order for such awards to be considered performance-based and deductible by the employer. Generally, the performance goals must be established before the beginning of the relevant performance period. Furthermore, satisfaction of any performance goals during the relevant performance period must be certified by the Compensation Committee.

Lamar Advertising’s Compensation Committee has designed the 1996 Equity Incentive Plan with the intention of satisfying Section 162(m) with respect to stock options, incentive stock awards and incentive cash awards granted to covered employees. In making determinations with respect to specific incentive awards for covered employees, the Committee considers whether such awards will be deductible under Section 162(m) with a view to maximizing deductibility to the extent feasible and consistent with Lamar Advertising’s overall compensation goals and objectives.

Payments Upon Termination or Change-in-Control

Neither we nor Lamar Advertising have employment agreements or other agreements with any of our executive officers that entitle them to payments upon termination or in the event of a change-in-control.

Summary Compensation Table

The following table sets forth certain compensation information for Lamar Advertising’s Chief Executive Officer and each of Lamar Advertising’s other executive officers (which are Lamar’s Media’s executive officers) whose salary and bonus for the year ended December 31, 2009 exceeded $100,000, which are herein referred to as the Named Executive Officers.

							Non-Equity
				Stock		Option	Incentive Plan	All Other
		Salary	Bonus	Awards		Awards	Compensation	Compensation	Total
Name and Principal Position	Year	($)	($)	($)(1)		($)(1)	($)(2)	($)(3)(4)	($)

Kevin P. Reilly, Jr.	2009	700,000	230,000	189,783	(5)	1,158,977	190,000	61,819	2,530,579
President and Chief	2008	700,000	168,000	—		—	—	92,749	960,749
Executive Officer	2007	700,000	—	3,195,235	(6)	—	500,000	214,645	4,609,880
Keith A. Istre	2009	450,000	151,250	112,145	(5)	1,055,651	118,750	4,526	1,892,322
Treasurer and Chief	2008	450,000	108,000	—		—	—	7,227	565,227
Financial Officer	2007	450,000	—	1,948,440	(6)	—	312,500	62,251	2,773,191
Sean E. Reilly	2009	500,000	181,250	189,783	(5)	1,158,977	118,750	23,248	2,172,008
Chief Operating Officer	2008	500,000	120,000	—		—	—	48,031	668,031
and Vice President	2007	500,000	—	3,195,235	(6)	—	312,500	104,673	4,112,408

(1)	Reflects the aggregate grant date fair value recognized for financial statement reporting purposes in accordance with ASC Topic 718, rather than the value of the actual award when issued to the officer. For the assumptions underlying the valuation of these awards see Note 14 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on February 26, 2010.

(2)	Amounts shown in the “Non-Equity Incentive Plan Compensation” column reflect the cash incentive awards granted at the beginning of each year, earned based on performance during that fiscal year and paid in the following fiscal year. The 2009 awards are described in further detail under the heading “Performance-Based Incentive Compensation — Incentive Cash Bonus” in the Compensation Discussion and Analysis and are also reflected in the table “Grants of Plan-Based Awards” under the column “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards.”

(3)	Includes $43,569, $66,491 and $119,462 for Kevin P. Reilly, Jr. and $13,051, $42,052 and $46,436 for Sean Reilly for the personal use of company aircraft in 2009, 2008 and 2007, respectively, as further described below. The amounts included in the “All Other Compensation” column also include the following perquisites provided to our named executive officers (except as otherwise indicated), which are valued at Lamar Advertising’s incremental cost, none of which individually exceeded $25,000: (a) personal use of a company car, (b) company-paid health insurance premiums and medical reimbursements, and (c) company paid premiums for term life insurance for Mr. Kevin P. Reilly, Jr. Executives also have access to a country club at which the company has a membership, but the executives pay all fees related to such personal use, resulting in no additional incremental cost to the company.

Lamar Advertising’s incremental cost for personal use of the corporate aircraft is based on the incremental cost to the company calculated based on the variable costs, related to the number of flight hours used, including fuel costs, landing/ramp fees, trip-related maintenance, crew travel expenses, supplies and catering, aircraft accrual expenses per hour of flight, any customs and foreign, permit or similar fees. Lamar Advertising’s fixed costs that do not change based on usage, such as pilot salaries and the cost of maintenance not related to trips are excluded. The incremental cost to the company for personal use of a company car is calculated as a portion of the annual lease, mileage and fuel attributable to the personal use.

(4)	Also includes employer contributions under the Lamar Advertising’s deferred compensation plan of $57,500 for Mr. Kevin Reilly, Jr. and $50,000 for each of Mr. Sean Reilly and Mr. Keith Istre for 2007.

(5)	Reflects the ASC Topic 718 value of shares awarded pursuant to the achievement of performance goals for fiscal 2009, which award was certified as earned by the Compensation Committee and issued on February 22, 2010.

(6)	Reflects the ASC Topic 718 value of shares awarded pursuant to the achievement of performance goals for fiscal 2007, which award was certified as earned by the Compensation Committee and issued on

February 14, 2008. Also includes the ASC Topic 718 value of the shares awarded to each named executive officer in respect of their vested options on the record date of the Lamar Advertising’s special stock dividend, which shares were granted to all holders of vested options (the “special stock award”). The amount attributed with respect to the special stock award to each of Mr. Kevin P. Reilly, Jr. and Mr. Sean E. Reilly is $381,875 and the amount attributed to Mr. Keith A. Istre is $286,000.

Grants of Plan-Based Awards in Fiscal Year 2009

The following table sets forth certain compensation information for Lamar Advertising’s Chief Executive Officer and each of Lamar Advertising’s other executive officers (which are Lamar Media’s only executive officers).

		Estimated Possible Payouts Under						Grant Date
		Non-Equity Incentive Plan			Estimated Possible Payouts Under			Fair Value of
		Awards(1)			Equity Incentive Plan Awards(2)			Stock and
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Option
Name	Date	($)	($)	($)	(#)	(#)	(#)	Awards ($)(3)

Kevin P. Reilly, Jr.	3/4/2009	220,000	400,000	800,000	13,200	44,000	44,000	1,348,760
Keith A. Istre	3/4/2009	137,500	250,000	500,000	7,800	26,000	26,000	1,167,796
Sean E. Reilly	3/4/2009	137,500	250,000	500,000	7,800	44,000	44,000	1,348,760

(1)	Represents the possible cash bonus granted under Lamar Advertising Incentive Plan that could be earned by achieving defined performance goals. Threshold amount assumes minimum attainment of both EBITDA and revenue levels to receive payment.

(2)	These awards constitute possible shares of our Class A Common Stock issuable upon achievement of defined performance goals under Lamar Advertising’s Incentive Plan. Threshold amount assumes minimum attainment of both EBITDA and revenue levels to receive payment.

(3)	Reflects the aggregate grant date fair value in accordance with ASC Topic 718, rather than the value of the actual award when issued to the officer. For the assumptions underlying the valuation of these awards see Note 14 to the Consolidated Financial Statements included in Lamar Advertising’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on February 26, 2010.

Outstanding Equity Awards at Fiscal Year-End 2009

The following table sets forth certain compensation information for Lamar Advertising’s Chief Executive Officer and each of Lamar Advertising’s other executive officers (which are Lamar Media’s only executive officers):

	Option Awards
	Number of Securities	Number of Securities
	Underlying	Underlying Unexercised			Option
	Unexercised Options	Options (#)	Option Exercise		Expiration
Name	(#) Exercisable	Unexercisable	Price ($)		Date

Kevin P. Reilly, Jr.	16,445	65,777	15.67	(1)	7/2/2019
	20,000	80,000	18.25	(2)	5/28/2019
Keith A. Istre	4,668	18,665	15.67	(1)	7/2/2019
	21,812	87,251	18.25	(2)	5/28/2019
Sean E. Reilly	16,445	65,777	15.67	(1)	7/2/2019
	20,000	80,000	18.25	(2)	5/28/2019

(1)	Granted on July 2, 2009. 20% of the award vested immediately upon grant, and an additional 20% vests on the next four anniversaries of the grant date.

(2)	Granted on May 28, 2009. 20% of the award vested immediately upon grant, and an additional 20% vests on the next four anniversaries of the grant date.

Non-Qualified Deferred Compensation for Fiscal Year 2009

The following table sets forth certain compensation information for Lamar Advertising’s Chief Executive Officer and each of Lamar Advertising’s other executive officers (which are Lamar Media’s only executive officers):

	Registrant	Aggregate Earnings	Aggregate
	Contributions	(Loss) in	Balance at Last
Name	in Last FY ($)	Last FY ($)(1)	FYE ($)(2)

Kevin P. Reilly, Jr.	0	$290,736	$2,677,264
Keith A. Istre	0	$16,551	$400,661
Sean E. Reilly	0	$119,944	$435,639

(1)	Amounts in this column are not included in the 2009 Summary Compensation Table because they were not preferential or above market.

(2)	This column includes amounts in each named executive officer’s total deferred compensation account as of the last day of fiscal 2009, which includes (i) the following total contributions reported in each of Lamar Advertising’s previous annual compensation disclosures: Mr. Kevin P. Reilly, Jr. $639,000; Mr. Keith A. Istre $311,500; and Mr. Sean E. Reilly $365,000 and (ii) aggregate earnings on all previously contributed amounts.

Lamar Advertising sponsors a deferred compensation plan for the benefit of certain of its board elected officers who meet specific age, years of service and other criteria. Officers that have attained the age of 30, have a minimum of 10 years of service and satisfy additional eligibility guidelines are eligible for annual Company contributions to the plan, depending on the employee’s length of service. Lamar Advertising’s contributions to the plan are maintained in a rabbi trust. Upon termination, death or disability, participating employees are eligible to receive an amount equal to the fair market value of the assets in the employee’s deferred compensation account either in a lump sum distribution or in twenty percent installments over a five year period. Lamar Advertising made no contributions under the deferred compensation plan to eligible employees for fiscal 2009.

Director Compensation

All of Lamar Media’s directors are employees and receive no additional compensation for their services as directors.

Equity Compensation Plan Information

The following table provides information as of December 31, 2009 with respect to shares of Lamar Advertising’s Class A Common Stock that may be issued under its existing compensation plans:

	(a) Number of Securities				(c) Number of Securities
	to be Issued upon				Remaining Available for
	Exercise of		(b) Weighted-Average		Future Issuance Under
	Outstanding Options,		Exercise Price of		Equity Compensation Plans
	Warrants and		Outstanding Options,		(Excluding Securities
Plan Category	Rights		Warrants and Rights		Reflected in Column (a))

Equity compensation plans approved by security holders(1)	3,384,299	(2)	$20.47	(3)	3,084,835	(4)(5)
Equity compensation plans not approved by security holders	n/a		n/a		n/a

Total	3,384,299		$20.47		3,084,835

(1)	Consists of the 1996 Equity Incentive Plan and 2009 Employee Stock Purchase Plan.

(2)	Includes shares issuable upon achievement of outstanding performance-based awards under Lamar Advertising’s 1996 Equity Incentive Plan. Does not include purchase rights accruing under the 2009 Employee Stock Purchase Plan because the purchase price (and therefore the number of shares to be purchased) will not be determined until the end of the purchase period.

(3)	Does not take into account shares issuable upon achievement of outstanding performance-based awards, which will be issued for no consideration.

(4)	Includes shares available for future issuance under the 2009 Employee Stock Purchase Plan. Under the evergreen formula of this plan, on the first day of each fiscal year beginning with 2010, the aggregate number of shares that may be purchased through the exercise of rights granted under the plan is increased by the lesser of (a) 500,000 shares, (b) one-tenth of one percent of the total number of shares of Class A Common Stock outstanding on the last day of the preceding fiscal year, and (c) a lesser amount determined by the board of directors. As of December 31, 2009 no shares have been added to the 2009 Employee Stock Purchase Plan pursuant to the evergreen formula.

(5)	In addition to stock option awards, the 1996 Equity Incentive Plan, as currently in effect, provides for the issuance of restricted stock, unrestricted stock and stock appreciation rights.

PRINCIPAL STOCKHOLDERS

We are a wholly owned subsidiary of Lamar Advertising Company, which owns all 100 shares of our outstanding common stock.

Lamar Advertising Company Common Stock

The following table sets forth certain information known to us as of July 30, 2010 with respect to the shares of Lamar Advertising’s Class A and Class B Common Stock that are beneficially owned as of that date by: (i) each of Lamar Advertising’s directors; (ii) each of Lamar Advertising’s executive officers; (iii) all of Lamar Advertising’s directors and executive officers as a group; and (iv) each person known by us to beneficially own more than 5% of Lamar Advertising’s Class A or Class B Common Stock. Lamar Advertising’s Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis. Except as otherwise indicated, we believe each beneficial owner named below has sole voting and sole investment power with respect to all shares beneficially owned by that holder.

Beneficial Owner	Title of Class	No. of Shares Owned		Percent of Class

Directors and Executive Officers
Kevin P. Reilly, Jr.	Class A	293,140	(1)	*
	Class B(2)	11,362,250	(3)(4)	75.13	%(5)
Sean E. Reilly	Class A	92,306	(6)	*
	Class B(2)	10,557,835	(3)(7)	69.81	%(8)
Anna Reilly	Class A	34,400	(9)	*
	Class B(2)	10,490,280	(3)(10)	69.37	%(11)
Wendell Reilly	Class A	237,056	(9)(12)	*
	Class B(2)	9,712,500	(3)(13)	64.22	%(14)
Keith A. Istre	Class A	101,710	(15)	*
Stephen P. Mumblow	Class A	26,750	(16)	*
John Maxwell Hamilton	Class A	27,159	(17)	*
Thomas V. Reifenheiser	Class A	19,703	(18)	*
John E. Koerner, III	Class A	8,285	(9)	*
Edward H. McDermott	Class A	18,646,748	(19)	*
All Current Directors and Executive Officers as a Group (10 Persons)	Class A & B	34,610,122	(20)	37.40	%(21)
Five Percent Stockholders
The Reilly Family Limited Partnership	Class B(2)	9,000,000		59.51	%(22)
SPO Advisory Corp.	Class A	18,638,714	(23)	24.16%
591 Redwood Highway, Suite 3215
Mill Valley, CA 94941
T. Rowe Price Associates, Inc.	Class A	10,523,163	(24)	13.63%
100 E. Pratt Street
Baltimore, MD 21202
Janus Capital Management LLC	Class A	4,362,884	(25)	5.63%
151 Detroit Street
Denver, CO 80206

*	Less than 1%.

(1)	Includes 72,890 shares subject to stock options exercisable within 60 days of July 30, 2010.

(2)	Upon the sale of any shares of Class B Common Stock to a person other than to a Permitted Transferee, such shares will automatically convert into shares of Class A Common Stock. Permitted Transferees include (i) Kevin P. Reilly, Sr.; (ii) a descendant of Kevin P. Reilly, Sr.; (iii) a spouse or surviving spouse (even if remarried) of any individual named or described in (i) or (ii) above; (iv) any estate, trust, guardianship, custodianship, curatorship or other fiduciary arrangement for the primary benefit of any one or more of the individuals named or described in (i), (ii), and (iii) above; and (v) any corporation, partnership, limited liability company or other business organization controlled by and substantially all of the interests in which are owned, directly or indirectly, by any one or more of the individuals and entities named or described in (i), (ii), (iii), and (iv) above. Except for voting rights, the Class A and Class B Common Stock are substantially identical. The holders of Class A Common Stock and Class B Common Stock vote together as a single class (except as may otherwise be required by Delaware law), with the holders of Class A Common Stock entitled to one vote per share and the holders of Class B Common Stock entitled to ten votes per share on all matters on which the holders of common stock are entitled to vote.

(3)	Includes 9,000,000 shares held by the Reilly Family Limited Partnership (the “RFLP”), of which Kevin P. Reilly, Jr. is the managing general partner. Kevin Reilly’s three siblings, Anna Reilly (a director), Sean E. Reilly (the Chief Operating Officer and Vice President) and Wendell Reilly (a director) are the other general partners of the RFLP. The managing general partner has sole voting power over the shares held by the RFLP but dispositions of the shares require the approval of 50% of the general partnership interests of the RFLP. Anna Reilly, Sean Reilly, and Wendell Reilly disclaim beneficial ownership in the shares held by the RFLP, except to the extent of their pecuniary interest therein.

(4)	Includes (i) 377,474 shares held by the Kevin P. Reilly, Jr. Family Trust and (ii) 575,000 shares pledged pursuant to letter of credit facilities.

(5)	Represents 12.31% of the Class A Common Stock if all shares of Class B Common Stock are converted into Class A Common Stock.

(6)	Reflects 72,890 shares subject to stock options exercisable within 60 days of July 30, 2010.

(7)	Includes 575,000 shares pledged pursuant to letter of credit facilities.

(8)	Represents 11.44% of the Class A Common Stock if all shares of Class B Common Stock are converted into Class A Common Stock.

(9)	Reflects 4,000 shares subject to stock options exercisable within 60 days of July 30, 2010.

(10)	Includes 1,490,280 shares owned jointly by Anna Reilly and her spouse.

(11)	Represents 11.37% of the Class A Common Stock if all shares of Class B Common Stock are converted into Class A Common Stock.

(12)	Includes (i) 104,171 shares held in trusts of which Wendell Reilly is the trustee and (ii) 128,885 shares pledged pursuant to letter of credit facilities.

(13)	Includes (i) 200,000 shares held in a trust of which Wendell Reilly is the trustee and (ii) 512,500 shares pledged pursuant to letter of credit facilities.

(14)	Represents 10.53% of the Class A Common Stock if all shares of Class B Common Stock are converted into Class A Common Stock.

(15)	Includes 52,960 shares of Class A Common Stock subject to stock options exercisable within 60 days of July 30, 2010.

(16)	Includes 17,200 shares of Class A Common Stock subject to stock options exercisable within 60 days of July 30, 2010.

(17)	Includes 17,200 shares of Class A Common Stock subject to stock options exercisable within 60 days of July 30, 2010, and 9,959 shares owned jointly with his spouse.

(18)	Includes 8,800 shares of Class A Common Stock subject to stock options exercisable within 60 days of July 30, 2010.

(19)	Includes 17,902,984 shares of the issuer’s common stock that are owned directly by SPO Partners II, L.P. (“SPO Partners”), and may be deemed to be indirectly beneficially owned by (i) SPO Advisory Partners, L.P. (“SPO Advisory”), the sole general partner of SPO Partners, (ii) SPO Advisory Corp. (“SPO Corp.”), the sole general partner of SPO Advisory, and (iii) John H. Scully (“JHS”), William E. Oberndorf (“WEO”), William J. Patterson (“WJP”) and Edward H. McDermott (“EHM”), the four controlling persons of SPO Corp. Additionally, 735,730 shares of the issuer’s common stock are owned directly by San Francisco Partners L.P. (“SF Partners”), and may be deemed to be indirectly beneficially owned by (i) SF Advisory Partners, L.P. (“SF Advisory”), the sole general partner of SF Partners, (ii) SPO Corp., the sole general partner of SF Advisory, and (iii) JHS, WEO, WJP and EHM, the four controlling persons of SPO Corp. Also reflects 4,000 shares subject to stock options exercisable within 60 days of July 30, 2010 and 800 shares held by EHM indirectly in his IRA.

(20)	See Notes 1, 3, 4, 6, 7, 9, 10, 12, 13 and 15-19.

(21)	Assumes the conversion of all shares of Class B Common Stock into shares of Class A Common Stock.

(22)	Represents 9.75% of the Class A Common Stock if all shares of Class B Common Stock are converted into Class A Common Stock.

(23)	Consists of 17,902,984 shares of the issuer’s common stock that are owned directly by SPO Partners II, L.P. (“SPO Partners”), and may be deemed to be indirectly beneficially owned by (i) SPO Advisory Partners, L.P. (“SPO Advisory”), the sole general partner of SPO Partners, (ii) SPO Advisory Corp. (“SPO Corp.”), the sole general partner of SPO Advisory, and (iii) John H. Scully (“JHS”), William E. Oberndorf (“WEO”), William J. Patterson (“WJP”) and Edward H. McDermott (“EHM”), the four controlling persons of SPO Corp. Additionally, 735,730 shares of the issuer’s common stock are owned directly by San Francisco Partners L.P. (“SF Partners”), and may be deemed to be indirectly beneficially owned by (i) SF Advisory Partners, L.P. (“SF Advisory”), the sole general partner of SF Partners, (ii) SPO Corp., the sole general partner of SF Advisory, and (iii) JHS, WEO, WJP and EHM, the four controlling persons of SPO Corp. Based on the Form 4 filed with the SEC by EHM on May 24, 2010.

(24)	These securities are owned by various individual and institutional investors, which T. Rowe Price Associates, Inc. (“Price Associates”) serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The address of Price Associates is 100 E. Pratt Street, Baltimore, MD 21202. Based on the Schedule 13G/A filed with the SEC by Price Associates for the year ended December 31, 2009.

(25)	Includes 70,500 shares beneficially owned by INTECH Investment Technologies LLC over which Janus Capital Management LLC shares voting and investment power. The address of Janus Capital Management LLC is 151 Detroit Street, Denver, CO 80206. Based on the Schedule 13G/A filed with the SEC by Janus Capital Management LLC for the year ended December 31, 2009.

Preferred Stock

Lamar Advertising also has outstanding 5,719.49 shares of Series AA Preferred Stock. Holders of Series AA Preferred Stock are entitled to one vote per share. The Series AA Preferred Stock is held as follows: 3,134.8 shares (54.8%) by the RFLP, of which Kevin P. Reilly, Jr. is the managing general partner and Anna Reilly, Sean E. Reilly, and Wendell Reilly are the general partners; 1,500 shares (26.2%) by Charles W. Lamar III; and 1,084.69 shares (19.0%) by Mary Lee Lamar Dixon. The aggregate outstanding Series AA Preferred Stock represents less than 1% of the capital stock of Lamar Advertising.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transactions

Effective July 1, 1996, the Lamar Texas Limited Partnership, our subsidiary, and Reilly Consulting Company, L.L.C., which Kevin P. Reilly, Sr. controls, entered into a consulting agreement, that was amended effective January 1, 2004. This consulting agreement, as amended, had a term through December 31, 2008 with automatic renewals for successive one year periods after that date unless either party provides written notice of termination to the other. The agreement, as amended, provides for an annual consulting fee of $190,000 for the five year period commencing on January 1, 2004 and an annual consulting fee of $150,000 for any subsequent one year renewal term. As of December 31, 2009, this agreement was renewed for an additional one year term at the previously agreed fee of $150,000. The agreement also contains a non-disclosure provision and a non-competition restriction that extends for two years beyond the termination of the agreement.

Kevin P. Reilly, Sr. is the father of Kevin P. Reilly, Jr., Sean Reilly, Anna Reilly, and Wendell Reilly. Kevin P. Reilly, Jr. is Lamar Advertising’s Chairman, President, and Chief Executive Officer, Sean Reilly is Lamar Advertising’s Chief Operating Officer, and Anna Reilly, Wendell Reilly and Kevin P. Reilly, Jr. are directors of Lamar Advertising.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of Lamar Advertising currently consists of Thomas V. Reifenheiser (Chairman), John Maxwell Hamilton, and Stephen P. Mumblow. None of Lamar Advertising’s executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of Lamar Advertising’s Board of Directors or Compensation Committee.

THE EXCHANGE OFFER

Purpose and Effect of Exchange Offer

We sold the outstanding notes on April 22, 2010 in an unregistered private placement to certain initial purchasers. As part of that offering, we entered into a registration rights agreement with the initial purchasers. Under the registration rights agreement, we agreed to file the registration statement, of which this prospectus forms a part, to offer to exchange the outstanding notes for exchange notes in an offering registered under the Securities Act. This exchange offering satisfies that obligation. We also agreed to perform other obligations under that registration rights agreement. See “Registration Rights Agreement.”

By participating in the exchange offer, holders of outstanding notes will receive exchange notes that are freely tradable and not subject to restrictions on transfer, subject to the exceptions described under “— Resale of Exchange Notes” immediately below. In addition, holders of exchange notes generally will not be entitled to additional interest.

Resale of Exchange Notes

We believe that the exchange notes issued in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by any new noteholder without compliance with the registration and prospectus delivery provisions of the Securities Act if the conditions set forth below are met. We base this belief solely on interpretations of the federal securities laws by the staff of the Division of Corporation Finance of the Commission set forth in several no-action letters issued to third parties unrelated to us. A no-action letter is a letter from the staff of the Division of Corporation Finance of the Commission responding to a request for the staff’s views as to whether it would recommend any enforcement action to the Division of Enforcement of the Commission with respect to certain actions being proposed by the party submitting the request. We have not obtained, and do not intend to obtain, our own no-action letter from the Commission regarding the resale of the exchange notes. Instead, holders will be relying on the no-action letters that the Commission has issued to third parties in circumstances that we believe are similar to ours. Based on these no-action letters, the following conditions must be met:

•	the holder must acquire the exchange notes in the ordinary course of its business;

•	the holder must have no arrangements or understanding with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act; and

•	the holder must not be our “affiliate,” as that term is defined in Rule 405 of the Securities Act.

Each holder of outstanding notes that wishes to exchange outstanding notes for exchange notes in the exchange offer must represent to us that it satisfies all of the above listed conditions. Any holder who tenders in the exchange offer who does not satisfy all of the above listed conditions:

•	cannot rely on the position of the Commission set forth in the no-action letters referred to above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the exchange notes.

The Commission considers broker-dealers that acquired outstanding notes directly from us, but not as a result of market-making activities or other trading activities, to be making a distribution of the exchange notes if they participate in the exchange offer. Consequently, these holders must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the exchange notes.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes acquired by that broker-dealer as a result of market-making activities or other trading activities must deliver a prospectus in connection with a resale of the exchange notes and provide us with a signed acknowledgement of this obligation. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for outstanding notes where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus available to broker-dealers for use in connection with any resale of the exchange notes.

Except as described in the prior paragraph, holders may not use this prospectus for an offer to resell, a resale or other retransfer of exchange notes. We are not making this exchange offer to, nor will we accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of that jurisdiction.

Terms of the Exchange

Upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, which we refer to together in this prospectus as the “exchange offer,” we will accept any and all outstanding notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will issue, on or promptly after the expiration date, an aggregate principal amount of up to $400 million of exchange notes for a like principal amount of outstanding notes tendered and accepted in connection with the exchange offer. Holders may tender some or all of their outstanding notes in connection with the exchange offer, but only in denominations of $1,000 and integral multiples of $1,000. The exchange offer is not conditioned upon any minimum amount of outstanding notes being tendered for exchange.

The terms of the exchange notes are identical in all material respects to the terms of the outstanding notes, except that:

•	we have registered the exchange notes under the Securities Act and therefore these notes will not bear legends restricting their transfer; and

•	specified rights under the registration rights agreement, including the provisions providing for payment of additional interest in specified circumstances relating to the exchange offer, will be limited or eliminated.

The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under the same indenture and entitled to the same benefits under that indenture as the outstanding notes being exchanged. As of the date of this prospectus, $400 million in aggregate principal amount of the outstanding notes were outstanding. Outstanding notes accepted for exchange will be retired and cancelled and will not be reissued.

In connection with the issuance of the outstanding notes, we arranged for the outstanding notes originally purchased by qualified institutional buyers to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. Except as described under “— Book-Entry Transfer,” we will issue the exchange notes in the form of a global note registered in the name of DTC or its nominee, and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

Holders of outstanding notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission.

We will be considered to have accepted validly tendered outstanding notes if and when we have given oral or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us.

If we do not accept any tendered outstanding notes for exchange because of an invalid tender, the occurrence of the other events described in this prospectus or otherwise, we will return these outstanding notes, without expense, to the tendering holder as quickly as possible after the expiration date of the exchange offer.

Holders who tender outstanding notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of outstanding notes in connection with the exchange offer. We will pay all charges and expenses, other than the applicable taxes described under “— Fees and Expenses” in connection with the exchange offer.

If we successfully complete the exchange offer, any outstanding notes which holders do not tender or which we do not accept in the exchange offer will remain outstanding and continue to accrue interest. The holders of outstanding notes after the exchange offer in general will not have further rights under the registration rights agreement, including registration rights and any rights to additional interest. Holders wishing to transfer the outstanding notes would have to rely on exemptions from the registration requirements of the Securities Act.

Expiration Date; Extensions; Amendments

The expiration date for the exchange offer is 5:00 p.m., New York City time, on September 16, 2010. We may extend this expiration date in our sole discretion, but in no event to a date later than October 15, 2010, unless otherwise required by applicable law. If we so extend the expiration date, the term “expiration date” shall mean the latest date and time to which we extend the exchange offer.

We reserve the right, in our sole discretion:

•	to delay accepting any outstanding notes, for example, in order to allow for the confirmation of tendered notes or for the rectification of any irregularity or defect in the tender of outstanding notes;

•	to extend the exchange offer;

•	to terminate the exchange offer if, in our sole judgment, any of the conditions described below shall not have been satisfied; or

•	to amend the terms of the exchange offer in any manner.

We will give notice by press release or other written public announcement of any delay, extension or termination to the exchange agent. In addition, we will give, as promptly as practicable, oral or written notice regarding any delay in acceptance, extension or termination of the offer to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, or if we waive a material condition, we will promptly disclose the amendment or waiver in a manner reasonably calculated to notify the holders of outstanding notes of the amendment or waiver, and extend the offer as required by law to cause the exchange offer to remain open for at least five business days following such notice.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination, amendment or waiver regarding the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Interest on the Exchange Notes

Interest on the exchange notes will accrue at the rate of 7 7/8% per annum on the principal amount, payable semiannually on April 15 and October 15, beginning October 15, 2010. Interest on the exchange notes will accrue from the date of issuance of the outstanding notes or the date of the last periodic payment of interest on such outstanding notes, whichever is later.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange notes for, any outstanding notes and we may terminate the exchange offer as provided in this prospectus, if:

•	the exchange offer, or the making of any exchange by a holder, violates, in our good faith determination, any applicable law, rule or regulation or any applicable interpretation of the staff of the Commission;

•	any action or proceeding shall have been instituted or threatened with respect to the exchange offer which, in our reasonable judgment, would impair our ability to proceed with the exchange offer; or

•	we have not obtained any governmental approval which we, in our sole discretion, exercised reasonably, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

The conditions listed above are for our sole benefit. We may assert them regardless of the circumstances giving rise to any of these conditions or waive them in our sole discretion in whole or in part. A failure on our part to exercise any of our rights under any of the conditions shall not constitute a waiver of that right, and that right shall be considered an ongoing right which we may assert at any time prior to the expiration of the exchange offer. All such conditions, other than those subject to governmental approval, will be satisfied or waived prior to the expiration of the exchange offer.

If we determine in our sole discretion, exercised reasonably, that any of the events listed above has occurred, we may, subject to applicable law:

•	refuse to accept any outstanding notes and return all tendered outstanding notes to the tendering holders;

•	extend the exchange offer and retain all outstanding notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these outstanding notes; or

•	waive unsatisfied conditions relating to the exchange offer and accept all properly tendered outstanding notes that have not been withdrawn.

Any determination by us concerning the above events will be final and binding.

In addition, we reserve the right in our sole discretion, exercised reasonably, to:

•	purchase or make offers for any outstanding notes that remain outstanding subsequent to the expiration date; and

•	to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise.

The terms of any purchases or offers may differ from the terms of the exchange offer. Those purchases may require the consent of the lenders under our senior credit facility.

Procedures for Tendering

Except in limited circumstances, only a Euroclear participant, Clearstream participant or DTC participant listed on a DTC securities position listing with respect to the outstanding notes may tender outstanding notes in the exchange offer. To tender outstanding notes in the exchange offer:

•	holders of outstanding notes that are DTC participants may follow the procedures for book-entry transfer as set forth under “— Book-Entry Transfer” and in the letter of transmittal; or

•	Euroclear participants and Clearstream participants on behalf of the beneficial owners of outstanding notes are required to use book-entry transfer pursuant to the standard operating procedures of Euroclear or Clearstream. These procedures include the transmission of a computer-generated message to Euroclear or Clearstream in lieu of a letter of transmittal. See the description of “agent’s message” under “— Book-Entry Transfer.”

In addition, you must comply with one of the following:

•	the exchange agent must receive, before expiration of the exchange offer, a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, Euroclear or Clearstream according to their respective standard operating procedures for electronic tenders and a properly transmitted agent’s message as described below; or

•	the exchange agent must receive any corresponding certificate or certificates representing outstanding notes along with the letter of transmittal; or

•	the holder must comply with the guaranteed delivery procedures described below.

The tender by a holder of outstanding notes will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. If less than all the outstanding notes held by a holder are tendered, the tendering holder should fill in the amount of outstanding notes being tendered in the specified box on the letter of transmittal. The entire amount of outstanding notes delivered or transferred to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of outstanding notes, the letter of transmittal and all other required documents or transmission of an agent’s message, as described under “— Book-Entry Transfer,” to the exchange agent is at the election and risk of the holder. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent prior to the expiration of the exchange offer. No letter of transmittal or outstanding notes should be sent to us, DTC, Euroclear or Clearstream. Delivery of documents to DTC, Euroclear or Clearstream in accordance with their respective procedures will not constitute delivery to the exchange agent.

Any beneficial holder whose outstanding notes are registered in the name of his or its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the beneficial holder’s behalf. If any beneficial holder wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in its name; or

•	obtain a properly completed bond power from the registered holder.

The transfer of record ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal, as described in “Withdrawal of Tenders,” must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or an “eligible guarantor institution,” within the meaning of Rule 17Ad-15 under the Exchange Act, which we refer to in this prospectus as an “eligible institution,” unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed therein, the outstanding notes must be endorsed or accompanied by appropriate bond powers which authorize the person to tender the outstanding notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the outstanding notes. If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing and, unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

We will determine in our sole discretion, exercised reasonably, all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered outstanding notes. We reserve the absolute right to reasonably reject any and all outstanding notes not properly tendered or any outstanding notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects or irregularities as to any particular outstanding notes. Our interpretation of the form and procedures for tendering outstanding notes in the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, holders must cure any defects or irregularities in connection with tenders of outstanding notes within a period we will determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of outstanding notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give this notification. We will not consider tenders of outstanding notes to have been made until these defects or irregularities have been cured or waived. The exchange agent will return any outstanding notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right, as set forth under “— Conditions to the Exchange Offer,” to terminate the exchange offer.

By tendering, each holder represents to us, among other things, that:

•	the holder acquired exchange notes pursuant to the exchange offer in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person to participate in the distribution of the exchange notes within the meaning of the Securities Act; and

•	the holder is not our “affiliate,” as defined in Rule 405 under the Securities Act.

If the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes acquired by the broker-dealer as a result of market-making activities or other trading activities, the holder must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes.

Book-Entry Transfer

We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the outstanding notes at DTC for the purpose of facilitating the exchange offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s DTC account in accordance with DTC’s Automated Tender Offer Program procedures for the transfer. Any participant in Euroclear or Clearstream may make book-entry delivery of outstanding notes by causing Euroclear or Clearstream to transfer the outstanding notes into the exchange agent’s account in accordance with established Euroclear or Clearstream procedures for transfer. The exchange of exchange notes for tendered outstanding notes will only be made after a timely confirmation of a book-entry transfer of the outstanding notes into the exchange agent’s account and timely receipt by the exchange agent of an agent’s message.

The term “agent’s message” means a message, transmitted by DTC, Euroclear or Clearstream, and received by the exchange agent and forming part of the confirmation of a book-entry transfer, which states that DTC, Euroclear or Clearstream has received an express acknowledgment from a participant tendering outstanding notes that the participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against the participant. Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC, Euroclear or Clearstream participant that the representations contained in the letter of transmittal and described under “— Resale of Exchange Notes” are true and correct.

Guaranteed Delivery Procedures

The following guaranteed delivery procedures are intended for holders who wish to tender their outstanding notes but:

•	their outstanding notes are not immediately available;

•	the holders cannot deliver their outstanding notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date; or

•	the holders cannot complete the procedure under the respective DTC, Euroclear or Clearstream standard operating procedures for electronic tenders before expiration of the exchange offer.

The conditions that must be met to tender outstanding notes through the guaranteed delivery procedures are as follows:

•	the tender must be made through an eligible institution;

•	before expiration of the exchange offer, the exchange agent must receive from the eligible institution either a properly completed and duly executed notice of guaranteed delivery in the form accompanying this prospectus, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message in lieu of notice of guaranteed delivery:

•	setting forth the name and address of the holder, the certificate number or numbers of the outstanding notes tendered and the principal amount of outstanding notes tendered;

•	stating that the tender offer is being made by guaranteed delivery;

•	guaranteeing that, within three New York Stock Exchange trading days after expiration of the exchange offer, the letter of transmittal, or facsimile of the letter of transmittal, together with the outstanding notes tendered or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent must receive the properly completed and executed letter of transmittal, or facsimile of the letter of transmittal, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after expiration of the exchange offer;

•	upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Your tender of outstanding notes pursuant to the exchange offer is irrevocable except as otherwise provided in this section. You may withdraw tenders of outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by facsimile transmission or letter, of withdrawal at the address set forth below under “Exchange Agent,” or

•	for DTC, Euroclear or Clearstream participants, holders must comply with their respective standard operating procedures for electronic tenders and the exchange agent must receive an electronic notice of withdrawal from DTC, Euroclear or Clearstream.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of the outstanding notes to be withdrawn;

•	include a statement that the person is withdrawing his election to have such outstanding notes exchanged;

•	be signed by the person who tendered the outstanding notes in the same manner as the original signature on the letter of transmittal, including any required signature guarantees; and

•	specify the name in which the outstanding notes are to be re-registered, if different from that of the withdrawing holder.

If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC, Euroclear or Clearstream to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the applicable facility. We will determine in our sole discretion, exercised reasonably, all questions as to the validity, form and eligibility, including time of receipt, for the withdrawal notices, and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will be issued with respect to them unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes which have been tendered but which are not accepted for exchange will be returned to the holder without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be re-tendered by following the procedures described under “— Procedures for Tendering” at any time prior to the expiration date.

Fees and Expenses

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and its related reasonable out-of-pocket expenses, including accounting and legal fees. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange.

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes. If, however:

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the outstanding notes tendered; or

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer;

then the tendering holder must pay the amount of any transfer taxes due, whether imposed on the registered holder or any other persons. If the tendering holder does not submit satisfactory evidence of payment of these taxes or exemption from them with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer.

Consequences of Failures to Properly Tender Outstanding Notes in the Exchange

We will issue the exchange notes in exchange for outstanding notes under the exchange offer only after timely receipt by the exchange agent of the outstanding notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, holders of the outstanding notes desiring to tender outstanding notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of outstanding notes for exchange. Outstanding notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act.

If we successfully complete the exchange offer, specified rights under the registration rights agreement, including registration rights and any right to additional interest, will be either limited or eliminated.

Participation in the exchange offer is voluntary. In the event the exchange offer is completed, we will not be required to register the remaining outstanding notes. Remaining outstanding notes will continue to be subject to the following restrictions on transfer:

•	holders may resell outstanding notes only if we register the outstanding notes under the Securities Act, if an exemption from registration is available, or if the transaction requires neither registration under nor an exemption from the requirements of the Securities Act; and

•	the remaining outstanding notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register any remaining outstanding notes under the Securities Act. To the extent that outstanding notes are tendered and accepted in connection with the exchange offer, any trading market for remaining outstanding notes could be adversely affected.

DESCRIPTION OF MATERIAL INDEBTEDNESS

The following is a description of our material indebtedness, other than the outstanding notes. The terms of the outstanding notes are substantially identical to the terms of the exchange notes. See “Description of Exchange Notes.” The following summaries are qualified in their entirety by reference to the credit and security agreements and indentures to which each summary relates, which are included or incorporated by reference into the registration statement of which this prospectus is a part.

Senior Credit Facility

On April 28, 2010, we refinanced our existing senior credit facility with a new senior credit facility. The new senior credit facility, for which JPMorgan Chase Bank, N.A. serves as administrative agent, consists of a $250 million revolving credit facility, a $270 million term loan A-1 facility, a $30 million term loan A-2 facility, a $575 million term loan B facility and a $300 million incremental facility, which may be increased by up to an additional $200 million if the Senior Debt Ratio (as defined below) is less than or equal to 3.25 to 1. Our wholly-owned subsidiary, Lamar Advertising of Puerto Rico, Inc. is the borrower of the $30 million term loan A-2 facility, while we are the borrower of each other facility. We may also from time to time designate additional wholly-owned subsidiaries as subsidiary borrowers under the incremental loan facility that can borrow up to $110 million of the incremental facility. Incremental loans may be in the form of additional term loan tranches or increases in the revolving credit facility. Our lenders have no obligation to make additional loans to us, or any designated subsidiary borrower, under the incremental facility, but may enter into such commitments in their sole discretion.

Amortization

The term loan A-1 will begin amortizing on June 30, 2011 in quarterly installments paid on each September 30, December 31, March 31 and June 30 thereafter, as follows:

Principal Payment Date	Principal Amount

June 30, 2011 — March 31, 2012	$3,375,000
June 30, 2012 — March 31, 2014	6,750,000
June 30, 2014 — March 31, 2015	13,500,000
June 30, 2015 — September 30, 2015	37,125,000

The term loan A-2 will begin amortizing on June 30, 2011 in quarterly installments paid on each September 30, December 31, March 31 and June 30 thereafter, as follows:

Principal Payment Date	Principal Amount

June 30, 2011 — March 31, 2012	$375,000
June 30, 2012 — March 31, 2014	750,000
June 30, 2014 — March 31, 2015	1,500,000
June 30, 2015 — September 30, 2015	4,125,000

The term loan B will begin amortizing on June 30, 2010 in equal quarterly installments of $1,437,500 paid on each September 30, December 31, March 31 and June 30 thereafter, with the remainder payable at maturity.

Maturity

The term loan A-1 and term loan A-2 facilities will mature on December 31, 2015; the term loan B facility will mature on December 31, 2016; and the revolving credit facility will mature on April 28, 2015.

Interest

Interest on borrowings under the facilities is calculated, at our option, at a base rate equal to either of the following plus the applicable spread above such base rate:

•	with respect to base rate borrowings, the “Adjusted Base Rate” which is equal to the highest of: the rate publicly announced by JPMorgan Chase Bank, N.A. as its prime lending rate, or the applicable federal funds rate, plus 0.50%, or 1.0% plus the greater of (a) 2.00% and (b) the rate at which eurodollar deposits

•	for one month are quoted on Reuters Page LIBOR01 multiplied by the statutory reserve rate (determined based on maximum reserve percentages established by the Board of Governors of the Federal Reserve System of the United States of America); or

•	with respect to eurodollar rate borrowings, the rate at which eurodollar deposits for one, two, three or six months (as selected by us), or nine or twelve months with the consent of the lenders, are quoted on Reuters Page LIBOR01 multiplied by the statutory reserve rate (determined based on maximum reserve percentages established by the Board of Governors of the Federal Reserve System of the United States of America). The senior credit facility provides that the eurodollar rate for term loan B borrowings will not be less than 1.25% per annum at any time.

The spread applicable to borrowings is determined by reference to our trailing senior debt ratio (total senior debt to trailing four fiscal quarter EBITDA, as defined below).

Guarantees; Security

Our obligations and the obligations of Lamar Advertising of Puerto Rico, Inc. under our senior credit facility are guaranteed by Lamar Advertising and all of our domestic restricted subsidiaries. Such obligations and guarantees are secured by a pledge of all of our capital stock, all of the capital stock of our domestic restricted subsidiaries, and 65% of the capital stock of our first-tier foreign subsidiaries, as well as a security interest in all of our assets and those of our domestic restricted subsidiaries (including mortgages on certain parcels of real property held by TLC Properties, Inc.).

Covenants

Under the terms of the senior credit facility, we and our restricted subsidiaries are not permitted to incur any additional indebtedness over $150 million at any one time outstanding except:

•	indebtedness created by the senior credit facility;

•	indebtedness in respect of notes issued by us so long as no default would result from the issuance and the terms of the notes comply with certain conditions;

•	existing indebtedness or, so long as no default would result therefrom, any extension, renewal, refunding or replacement of any existing indebtedness or indebtedness incurred by the issuance of notes as referred to in the paragraph above;

•	indebtedness in respect of first lien notes issued by us to extend, renew, refund or refinancing existing first lien indebtedness so long as no default would result from the issuance and the terms of the notes comply with certain conditions; and

•	indebtedness of ours to any wholly owned subsidiary and of any wholly owned subsidiary to us.

The senior credit facility also places certain restrictions upon our, and our restricted subsidiaries’, ability to, among other things:

•	incur liens or guarantee obligations;

•	pay dividends and make other distributions including distributions to Lamar Advertising;

•	make investments and enter into joint ventures or hedging agreements;

•	dispose of assets; and

•	engage in transactions with affiliates except on an arms-length basis.

In addition, under the new senior credit facility we and our restricted subsidiaries cannot exceed the following financial ratios:

•	a Total Holdings Debt Ratio, defined as total consolidated debt of Lamar Advertising and its restricted subsidiaries as of any date to EBITDA, as defined below, for the most recent four fiscal quarters then ended; and

•	a Senior Debt Ratio, defined as total consolidated senior debt of Lamar Media and its restricted subsidiaries as of any date to EBITDA, as defined below, for the most recent four fiscal quarters then ended.

Pursuant to the Total Holdings Debt Ratio, Lamar Advertising may not exceed the following ratios during the periods noted, as set forth below:

Period	Ratio

April 28, 2010 through and including September 29, 2010	7.50 to 1.00
September 30, 2010 through and including March 30, 2011	7.25 to 1.00
March 31, 2011 through and including December 30, 2011	7.00 to 1.00
December 31, 2011 through and including March 30, 2012	6.75 to 1.00
March 31, 2012 through and including March 30, 2013	6.25 to 1.00
From and after March 31, 2013	6.00 to 1.00

Pursuant to the Senior Debt Ratio, we may not exceed the following ratios during the periods noted, as set forth below:

Period	Ratio

April 28, 2010 through and including September 29, 2010	4.00 to 1.00
September 30, 2010 through and including March 30, 2011	3.75 to 1.00
March 31, 2011 through and including September 29, 2011	3.50 to 1.00
September 30, 2011 through and including March 30, 2012	3.25 to 1.00
March 31, 2012 through and including March 30, 2013	3.00 to 1.00
From and after March 31, 2013	2.75 to 1.00

The senior credit facility also requires us and our restricted subsidiaries to maintain a fixed charges coverage ratio, defined as the ratio of EBITDA, as defined below, for the most recent four fiscal quarters to (1) the total payments of principal and interest on debt for such period plus (2) capital expenditures made during such period plus (3) income and franchise tax payments made during such period, of less than or equal to 1.05 to 1.

As defined under the senior credit facility, EBITDA is, for any period, operating income for Lamar Advertising and its restricted subsidiaries (determined on a consolidated basis without duplication in accordance with GAAP) for such period (calculated before taxes, interest expense, depreciation, amortization and any other non-cash income or charges accrued for such period, one-time cash restructuring and cash severance changes in the fiscal year ending December 31, 2009 of up to $2,500,000 aggregate amount, charges and expenses in connection with the credit facility transactions and the repurchase or redemption of our 7 1/4% Senior Subordinated Notes due 2013, and (except to the extent received or paid in cash by us or any of our restricted subsidiaries) income or loss attributable to equity in affiliates for such period) excluding any extraordinary and unusual gains or losses during such period and excluding the proceeds of any casualty events whereby insurance or other proceeds are received and certain dispositions not in the ordinary course. For purposes of calculating EBITDA, the effect on such calculation of any adjustments required under Statement of Accounting Standards No. 141R is excluded. EBITDA under the senior credit facility is also adjusted to reflect certain acquisitions or dispositions as if such acquisitions or dispositions were made on the first day of such period.

Events of Default; Change of control

The credit facility contains customary events of default (including payment defaults, cross-defaults to certain of our other indebtedness, breach of representations and covenants and change of control). The occurrence of an event of default under the credit facility would permit the lenders to accelerate the indebtedness and terminate the senior credit facility.

A change in control would occur if:

•	we cease to be a wholly owned subsidiary of Lamar Advertising;

•	Charles W. Lamar, III or Kevin P. Reilly, Sr. and their immediate family (including grandchildren) and entities under their control no longer hold sufficient voting stock of Lamar Advertising to elect at all times a majority of its board of directors;

•	anyone other than the holders specified in the preceding bullet acquire shares of Lamar Advertising representing more than 20% of the ordinary voting power or acquire control of Lamar Advertising;

•	a majority of the seats on Lamar Advertising’s board is occupied by persons who were neither nominated by the board of directors of Lamar Advertising nor appointed by directors so nominated; or

•	the occurrence of any “change of control” under and as defined in the indentures for our 7 7/8% Senior Subordinated Notes dues 2018, our 9 3/4% Senior Notes due 2014, our 6 5/8% Senior Subordinated Notes due 2015 or certain notes that may be hereinafter issued (including refunding indebtedness).

6 5/8% Senior Subordinated Notes due 2015

On August 16, 2005, we issued $400 million in aggregate principal amount of 6 5/8% Senior Subordinated Notes due 2015 under an indenture among us, as issuer, certain of our subsidiaries and The Bank of New York Trust Company N.A., as trustee. The 6 5/8% Senior Subordinated Notes due 2015 are a separate class of securities from and do not trade fungibly with the 6 5/8% Senior Subordinated Notes due 2015 — Series B that we issued on August 17, 2006 or the 6 5/8% Senior Subordinated Notes due 2015 — Series C that were issued on October 11, 2007, both of which are described below.

These notes are senior subordinated unsecured obligations that are subordinated to indebtedness under the senior credit facility and our other senior indebtedness, which includes our 9 3/4% Senior Notes due 2014. They are pari passu in right of payment with our existing 7 1/4% Senior Subordinated Notes due 2013, 6 5/8% Senior Subordinated Notes due 2015 — Series B, 6 5/8% Senior Subordinated Notes due 2015 — Series C and the notes being offered hereby. These notes rank senior to all of our other existing and future subordinated indebtedness. These notes bear interest at 6 5/8% per annum, payable twice a year on each of February 15 and August 15.

We may redeem these notes, in whole or in part, at any time on or after August 15, 2010. If a redemption occurs before August 15, 2013, we will pay a premium on the principal amount of the notes. This premium decreases annually from approximately 3.3% for a redemption on or after August 15, 2010, to approximately 1.1% for a redemption on or after August 15, 2012 and is phased out completely on August 15, 2013.

Our obligations under these notes are guaranteed by all of our domestic subsidiaries, except Missouri Logos, a Partnership. The guarantees under these notes are subordinated in right of payment to the guarantees under our senior credit facility.

The holders of these notes may force us to immediately repay the principal on these notes, including interest to the acceleration date, if, among other things, we fail to make payments that result in an acceleration on other indebtedness under which we have at least $20 million outstanding.

The indenture places certain restrictions upon our ability, and the ability of our subsidiaries, to, among other things:

•	incur additional indebtedness;

•	issue preferred stock;

•	pay dividends or make other distributions or redeem capital stock;

•	incur liens or guarantee obligations;

•	dispose of assets; and

•	engage in transactions with affiliates except on an arms’ length basis.

Upon a “change of control” (as defined in the indenture), we will be obligated to offer to purchase all of the outstanding notes at a purchase price of 101% of the principal amount plus accrued interest, if any. In addition, if we sell certain assets, we will be obligated to offer to purchase outstanding notes with the proceeds of the asset sale at a purchase price of 100% of the principal amount plus accrued interest, if any.

6 5/8% Senior Subordinated Notes due 2015 — Series B

On August 17, 2006, we issued $216.0 million aggregate principal amount of 6 5/8% Senior Subordinated Notes due 2015 — Series B under an indenture among us, as issuer, certain of our subsidiaries and The Bank of New York Trust Company N.A., as trustee. The 6 5/8% Senior Subordinated Notes due 2015 — Series B are a separate class of securities from and do not trade fungibly with the 6 5/8% Senior Subordinated Notes due 2015 that we issued on August 16, 2005, which are described above, or the 6 5/8% Senior Subordinated Notes due 2015 — Series C that were issued on October 11, 2007, which are described below.

These notes are senior subordinated unsecured obligations that are subordinated to indebtedness under the senior credit facility and our other senior indebtedness, which includes our 9 3/4% Senior Notes due 2014. They are pari passu in right of payment with our existing 7 1/4% Senior Subordinated Notes due 2013, 6 5/8% Senior Subordinated Notes due 2015, 6 5/8% Senior Subordinated Notes due 2015 — Series C and the notes being offered hereby. These notes rank senior to all of our other existing and future subordinated indebtedness. These notes bear interest at 6 5/8% per annum, payable twice a year on each of February 15 and August 15.

We may redeem these notes, in whole or in part, at any time on or after August 15, 2010. If a redemption occurs before August 15, 2013, we will pay a premium on the principal amount of the notes redeemed. This premium decreases annually from approximately 3.3% for a redemption on or after August 15, 2010, to approximately 1.1% for a redemption on or after August 15, 2012 and is phased out completely on August 15, 2013.

Our obligations under these notes are guaranteed by all of our domestic subsidiaries, except Missouri Logos, a Partnership. The guarantees under these notes are subordinated in right of payment to the guarantees under our senior credit facility.

The holders of these notes may force us to immediately repay the principal on these notes, including interest to the acceleration date, if, among other things, we fail to make payments that result in an acceleration on other indebtedness under which at least $20 million is outstanding.

The indenture places certain restrictions upon our ability, and the ability of our subsidiaries, to, among other things:

•	incur additional indebtedness;

•	issue preferred stock;

•	pay dividends or make other distributions or redeem capital stock;

•	incur liens or guarantee obligations;

•	dispose of assets; and

•	engage in transactions with affiliates except on an arms’ length basis.

Upon a “change of control” (as defined in the indenture), we will be obligated to offer to purchase all of the outstanding notes at a purchase price of 101% of the principal amount plus accrued interest, if any. In addition, if we sell certain assets, we will be obligated to offer to purchase outstanding notes with the proceeds of the asset sale at a purchase price of 100% of the principal amount plus accrued interest, if any.

6 5/8% Senior Subordinated Notes due 2015 — Series C

On October 11, 2007, we issued $275.0 million aggregate principal amount of 6 5/8% Senior Subordinated Notes due 2015 — Series C under an indenture among us, as issuer, certain of our subsidiaries and The Bank of New York Trust Company N.A., as trustee. The 6 5/8% Senior Subordinated Notes due 2015 — Series C are a separate class of securities from and do not trade fungibly with the 6 5/8% Senior Subordinated Notes due 2015 that we issued on August 16, 2005 or the 6 5/8% Senior Subordinated Notes due 2015 — Series B that were issued on August 17, 2006, both of which are described above.

These notes are senior subordinated unsecured obligations that are subordinated to indebtedness under the senior credit facility and our other senior indebtedness, which includes our 9 3/4% Senior Notes due 2014. They are pari passu in right of payment with our existing 7 1/4% Senior Subordinated Notes due 2013, 6 5/8% Senior Subordinated Notes due 2015, our 6 5/8% Senior Subordinated Notes due 2015 — Series B and the notes being offered hereby. These notes rank senior to all of our other existing and future subordinated indebtedness. These notes bear interest at 6 5/8% per annum, payable twice a year on each of February 15 and August 15.

We may redeem these notes, in whole or in part, at any time on or after August 15, 2010. If a redemption occurs before August 15, 2013, we will pay a premium on the principal amount of the notes redeemed. This premium decreases annually from approximately 3.3% for a redemption on or after August 15, 2010, to approximately 1.1% for a redemption on or after August 15, 2012 and is phased out completely on August 15, 2013.

Our obligations under these notes are guaranteed by all of our domestic subsidiaries, except Missouri Logos, a Partnership. The guarantees under these notes are subordinated in right of payment to the guarantees under our senior credit facility.

The holders of these notes may force us to immediately repay the principal on these notes, including interest to the acceleration date, if, among other things, we fail to make payments that result in an acceleration on other indebtedness under which at least $20 million is outstanding.

The indenture places certain restrictions upon our ability, and the ability of our subsidiaries, to, among other things:

•	incur additional indebtedness;

•	issue preferred stock;

•	pay dividends or make other distributions or redeem capital stock;

•	incur liens or guarantee obligations;

•	dispose of assets; and

•	engage in transactions with affiliates except on an arms’ length basis.

Upon a “change of control” (as defined in the indenture), we will be obligated to offer to purchase all of the outstanding notes at a purchase price of 101% of the principal amount plus accrued interest, if any. In addition, if we sell certain assets, we will be obligated to offer to purchase outstanding notes with the proceeds of the asset sale at a purchase price of 100% of the principal amount plus accrued interest, if any.

9 3/4% Senior Notes due 2014

On March 27, 2009 we issued $350 million in aggregate principal amount of 9 3/4% Senior Notes due 2014 under an indenture among us, as issuer, certain of our subsidiaries and The Bank of New York Mellon Trust Company, N.A., as trustee.

These notes are our general unsecured obligations and rank senior to all of our existing and future debt that is expressly subordinated in right of payment to them, including our 7 1/4% Senior Subordinated Notes due 2013, our 6 5/8% Senior Subordinated Notes due 2015, our 6 5/8% Senior Subordinated Notes due 2015 — Series B, our 6 5/8% Senior Subordinated Notes due 2015 — Series C, and the notes offered hereby. These notes rank equally with all of our existing and future liabilities that are not so subordinated and will be effectively subordinated to all of our secured debt (to the extent of the value of the collateral securing such debt), including our senior credit facility, and structurally subordinated to all of the liabilities of any of our subsidiaries that do not guarantee the notes. These notes bear interest at 9 3/4% per annum, payable twice a year on each of April 1 and October 1.

We may redeem these notes, in whole or in part, at any time prior to April 1, 2014 at a price equal to 100% of the principal amount plus a make-whole premium and accrued interest. We may also redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 109.75% of the aggregate principal amount so redeemed, plus accrued interest to (but not including) the redemption date, using the proceeds from certain public equity offerings completed before April 1, 2012 so long as at least 65% of the aggregate principal amount of notes originally issued remains outstanding.

Our obligations under these notes are guaranteed by all of our domestic subsidiaries, except Missouri Logos, a Partnership. The guarantees are generally unsecured obligations of the guarantors and rank senior to all their existing and future debt that is expressly subordinated in right of payment to the guarantees. The guarantees rank equally with all existing and future liabilities of such guarantors that are not so subordinated and will be effectively subordinated to all of such guarantors’ secured debt (to the extent of the collateral securing such debt), including their guarantees of our senior credit facility.

The holders of these notes may force us to immediately repay the principal on these notes, including interest to the acceleration date, if, among other things, we fail to make payments that result in an acceleration on other indebtedness under which we have at least $20 million outstanding.

The indenture places certain restrictions on our ability, and the ability of our subsidiaries to, among other things:

•	incur additional debt and issue preferred stock;

•	make certain distributions, investments and other restricted payments;

•	create certain liens;

•	enter into transactions with affiliates;

•	agree to any restrictions on the ability of restricted subsidiaries to make payments to us;

•	merge, consolidate or sell substantially all of our assets; and

•	sell assets.

Upon a “change in control” (as defined in the indenture), we will be obligated to offer to purchase all the outstanding notes at a purchase price of 101% of the principal amount plus accrued interest, if any. In addition, if we sell certain assets, we will be obligated to offer to repurchase outstanding notes with the proceeds of the asset sale at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any.

7 7/8% Senior Subordinated Notes Due 2018

On April 22, 2010 we issued $400 million in aggregate principal amount of 7 7/8% Senior Subordinated Notes due 2018 under an indenture among us, as issuer, certain of our subsidiaries and The Bank of New York Mellon Trust Company, N.A., as trustee. The terms of these notes are substantially identical to the terms of the exchange notes. See “Description of Exchange Notes.”

DESCRIPTION OF EXCHANGE NOTES

The exchange notes, which are referred to in this section as the “notes,” will be issued under an indenture, dated as of April 22, 2010, among Lamar Media, the Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), as in effect on the date of the indenture. The notes are subject to all such terms, and holders of the notes are referred to the indenture and the Trust Indenture Act for a statement of the terms therein. The following is a summary of the material terms and provisions of the notes. A copy of the form of indenture is available upon request to Lamar Media or the initial purchasers. The definitions of certain capitalized terms are set forth under “— Certain Definitions” or as otherwise defined throughout this description. For purposes of this description, references to “Lamar Media,” “we,” “us” or “our” include only Lamar Media Corp. and not its Subsidiaries and “Lamar Advertising” includes only Lamar Advertising Company and not its Subsidiaries.

General

The notes will be:

•	general unsecured obligations of Lamar Media;

•	subordinated in right of payment to all existing and future Senior Indebtedness of Lamar Media;

•	pari passu in right of payment with Lamar Media’s existing 7 1/4% Senior Subordinated Notes due 2013, the 6 5/8% Senior Subordinated Notes due 2015, the 6 5/8% Senior Subordinated Notes due 2015 — Series B, the 6 5/8% Senior Subordinated Notes due 2015 — Series C, and any additional future senior subordinated Indebtedness of Lamar Media;

•	senior in right of payment to any existing or future subordinated Indebtedness of Lamar Media; and

•	effectively subordinated to any secured Indebtedness of Lamar Media or any of its Subsidiaries to the extent of the value of the assets securing such Indebtedness.

•	effectively subordinated to all liabilities of the Subsidiaries of Lamar Media that are not Guarantors.

The notes will be unconditionally guaranteed by each of our existing and future domestic Restricted Subsidiaries (other than Missouri Logos, a Partnership).

The Guarantees will be:

•	general unsecured obligations of each Guarantor;

•	subordinated in right of payment to all existing and future Senior Indebtedness of each Guarantor;

•	pari passu in right of payment with each Guarantor’s guarantee of Lamar Media’s existing 7 1/4% Senior Subordinated Notes due 2013, the 6 5/8% Senior Subordinated Notes due 2015, the 6 5/8% Senior Subordinated Notes due 2015 — Series C and any additional future senior subordinated Indebtedness of such Guarantor; and

•	effectively subordinated to any secured Indebtedness of each Guarantor to the extent of the value of the assets securing such Indebtedness.

The notes will be issued in an initial aggregate principal amount of $400,000,000. We may from time to time issue additional notes pursuant to the indenture having identical terms and conditions to the notes we are currently offering (the “Additional Notes”). We will only be permitted to issue such Additional Notes if at the time of such issuance, and after giving effect thereto, we are in compliance with the covenants contained in the indenture. Any Additional Notes will be part of the same series as the notes that we are currently offering and will vote on all matters with the notes. For purposes of this “Description of Exchange Notes,” except for the covenant described under “— Material covenants — Limitations on Additional Indebtedness and Preferred Stock of Restricted Subsidiaries,” references to the notes include Additional Notes, if any. In addition, Lamar

Media may incur additional indebtedness if at the time of such issuance, and after giving effect thereto, we are in compliance with the covenants contained in the indenture.

Maturity, Interest and Principal

The notes will mature on April 15, 2018. The notes will bear interest at a rate of 7 7/8% per year from April 22, 2010 until maturity. Interest is payable semi-annually in arrears on April 15 and October 15, commencing October 15, 2010, to holders of record of the notes at the close of business on the immediately preceding April 1 and October 1. The notes will not be entitled to the benefit of any mandatory sinking fund.

The notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples of $1,000.

Optional Redemption

The notes will be redeemable at the option of Lamar Media, in whole or in part, at any time on or after April 15, 2014, at the following redemption prices (expressed as a percentage of principal amount), together, in each case, with accrued and unpaid interest to (but not including) the redemption date, if redeemed during the twelve-month period beginning on April 15, of each year listed below:

Year	Percentage

2014	103.938%
2015	101.969%
2016 and thereafter	100.000%

Notwithstanding the foregoing, Lamar Media may redeem in the aggregate up to 35% of the aggregate principal amount of notes at any time and from time to time prior to April 15, 2013 at a redemption price equal to 107.875% of the aggregate principal amount so redeemed, plus accrued interest to (but not including) the redemption date, out of the Net Proceeds of one or more Equity Offerings; provided, however, that at least 65% of the aggregate principal amount of notes originally issued remains outstanding immediately after the occurrence of any such redemption and that any such redemption occurs within 120 days following the closing of any such Equity Offering.

In addition, at any time prior to April 15, 2014, Lamar Media may redeem all or any portion of the notes outstanding at a redemption price equal to:

•	100% of the aggregate principal amount of the notes to be redeemed, together with accrued and unpaid interest to such redemption date (subject to the rights of holders of record of the notes on the relevant record date to receive payments of interest on the related interest payment date), plus

•	the Make Whole Amount.

Selection and Notice

In the event of redemption of fewer than all of the notes, the trustee shall select either pro rata or in such other manner as it shall deem fair and equitable the notes to be redeemed; provided, however, that if a partial redemption is made with the proceeds of an Equity Offering, selection of the notes for redemption shall be made by the trustee only on a pro rata basis, unless such method is otherwise prohibited. The notes will be redeemable in whole or in part upon not less than 30 nor more than 60 days’ prior written notice, mailed by first class mail to a holder’s last address as it shall appear on the register maintained by the Registrar of the notes. On and after any redemption date, interest will cease to accrue on the notes or portions thereof called for redemption unless Lamar Media shall fail to redeem any such note.

Subordination

The indebtedness represented by the notes, including principal, premium, if any, and interest, will be, to the extent and in the manner provided in the indenture, subordinated in right of payment to the prior payment and satisfaction in full in cash of all existing and future Senior Indebtedness of Lamar Media. As of

December 31, 2009, the principal amount of outstanding Senior Indebtedness of Lamar Media, on a consolidated basis, was approximately $1.4 billion. We will have the ability to incur additional Senior Indebtedness under the Senior Credit Facility and will be permitted to incur additional Senior Indebtedness under the indenture.

The indenture provides that no payment (by set-off or otherwise) may be made by or on behalf of Lamar Media on account of the principal of, premium, if any, or interest on the notes, or on account of the redemption provisions of the notes, for cash or property (other than Junior Securities), (i) upon the maturity of any Senior Indebtedness of Lamar Media by lapse of time, acceleration (unless waived) or otherwise, unless and until all principal of, premium, if any, and the interest on such Senior Indebtedness are first paid in full in cash or (ii) in the event of default in the payment of any principal, premium, if any, or interest in respect of any Senior Indebtedness of Lamar Media when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise (a “Payment Default”), unless and until such Payment Default has been cured or waived or otherwise has ceased to exist.

Upon (i) the happening of an event of default (other than a Payment Default) that permits the holders of Designated Senior Indebtedness to declare such Designated Senior Indebtedness to be due and payable and (ii) written notice of such event of default given to Lamar Media and the trustee by the representative of the holders of such Designated Senior Indebtedness (a “Payment Notice”), then, unless and until such event of default has been cured or waived or otherwise has ceased to exist, no payment (by set-off or otherwise) may be made by or on behalf of Lamar Media on account of the principal of, premium, if any, or interest on the notes, or on account of the redemption provisions of the notes, in any such case, other than payments made with Junior Securities. Notwithstanding the foregoing, unless the Designated Senior Indebtedness in respect of which such event of default exists has been declared due and payable in its entirety within 179 days after the Payment Notice is delivered as set forth above (the “Payment Blockage Period”) (and such declaration has not been rescinded or waived), at the end of the Payment Blockage Period, Lamar Media shall, unless a Payment Default exists, be required to pay all sums not paid to the holders of the notes during the Payment Blockage Period due to the foregoing prohibitions and to resume all other payments as and when due on the notes. Any number of Payment Notices may be given; provided, however, that (i) not more than one Payment Notice shall be given within a period of any 360 consecutive days, and (ii) no default that existed upon the date of such Payment Notice, if the representative of the holders of Designated Senior Indebtedness that gave such Payment Notice knew of such default on such date (whether or not such event of default is on the same issue of Designated Senior Indebtedness), shall be made the basis for the commencement of any other Payment Blockage Period unless such default has been cured or waived for a period of at least 90 consecutive days.

Upon any distribution of assets of Lamar Media upon any dissolution, winding up, total or partial liquidation or reorganization of Lamar Media, whether voluntary or involuntary, in bankruptcy, insolvency, receivership or a similar proceeding or upon assignment for the benefit of creditors or any marshalling of assets or liabilities, (i) the holders of all Senior Indebtedness of Lamar Media will first be entitled to receive payment in full in cash before the holders of notes are entitled to receive any payment on account of principal of, premium, if any, and interest on the notes (other than Junior Securities) and (ii) any payment or distribution of assets of Lamar Media of any kind or character from any source, whether in cash, property or securities (other than Junior Securities) to which the holders of notes or the trustee on behalf of the holders of notes would be entitled (by set-off or otherwise), except for the subordination provisions contained in the indenture, will be paid by the liquidating trustee or agent or other person making such a payment or distribution directly to the holders of such Senior Indebtedness or their representative to the extent necessary to make payment in full in cash on all such Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

In the event that, notwithstanding the foregoing, any payment or distribution of assets of Lamar Media (other than Junior Securities) shall be received by the trustee at a time when such payment or distribution is prohibited by the foregoing provisions, such payment or distribution shall be held in trust for the benefit of the holders of such Senior Indebtedness, and shall be paid or delivered by the trustee to the holders of such Senior Indebtedness remaining unpaid to their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, ratably according to the aggregate principal amounts remaining unpaid on account of such Senior Indebtedness held or represented by each, for application to the payment of all such Senior Indebtedness remaining unpaid, to the extent necessary to pay all such Senior Indebtedness in full in cash after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

By reason of such subordination, in the event of liquidation or insolvency, creditors of Lamar Media who are holders of Senior Indebtedness may recover more, ratably, than the holders of the notes, and funds which would be otherwise payable to the holders of the notes will be paid to the holders of the Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full, and Lamar Media may be unable to meet its obligations fully with respect to the notes.

Each Guarantee will, to the extent set forth in the indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the respective Guarantor, including obligations of such Guarantor with respect to the Senior Credit Facility (including any guarantee thereof), and will be subject to the rights of holders of Designated Senior Indebtedness of such Guarantor to initiate blockage periods, upon terms substantially comparable to the subordination of the notes to all Senior Indebtedness of Lamar Media.

If Lamar Media or any Guarantor fails to make any payment on the notes or any Guarantee, as the case may be, when due or within any applicable grace period, whether or not on account of payment blockage provisions, such failure would constitute an Event of Default under the indenture and would enable the holders of the notes to accelerate the maturity thereof. See “— Events of Default.”

A holder of notes by his acceptance of notes agrees to be bound by such provisions and authorizes and expressly directs the trustee, on his behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the indenture and appoints the trustee his attorney-in-fact for such purpose.

Guarantees

The notes are guaranteed on a senior subordinated basis by the Guarantors. All payments pursuant to the Guarantees by the Guarantors are subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Guarantors, including guarantees of indebtedness outstanding under the Senior Credit Facility, to the same extent and in the same manner that all payments pursuant to the notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness of Lamar Media, pari passu in right of payment with the guarantees of our existing 7 1/4% Senior Subordinated Notes due 2013, the 6 5/8% Senior Subordinated Notes due 2015, the 6 5/8% Senior Subordinated Notes due 2015 — Series B, the 6 5/8% Senior Subordinated Notes due 2015 — Series C and any future senior subordinated indebtedness of the Guarantors, and senior in right to payment to any future subordinated Indebtedness of the Guarantors.

The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any guarantees of Senior Indebtedness) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the indenture, result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. In making any calculation relevant to determining such maximum amount, all Senior Indebtedness shall be deemed to have been incurred prior to the Issue Date. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Guarantor. See “Risk factors — Federal and state statutes allow courts, under specific circumstances, to void the guarantees of the notes by our subsidiaries and require the holders of the notes to return payments received from the subsidiary guarantors.”

Upon (i) the release of all guarantees by a Guarantor of any Indebtedness of Lamar Media and the release of all Liens on the property and assets of such Guarantor securing such guarantees or (ii) the sale or disposition (whether by merger, sale of stock or otherwise) of a Guarantor (or substantially all of its assets) to an entity which is not a Subsidiary of Lamar Media which is otherwise in compliance with the indenture (and providing that the guarantee and Liens referred to in the foregoing clause (i) are also released at such time), such Guarantor shall be deemed released from all its obligations under the indenture and its Guarantee. In the event that a Restricted Subsidiary Guarantor ceases to be obligated to a Guarantor pursuant to the provisions under “— Material covenants — Guarantees of Material Indebtedness,” as long as no Default or Event of Default is existing or will result therefrom, it shall be released from its obligations under the indenture and its Guarantee.

Material Covenants

The indenture will contain, among others, the following covenants:

Limitation on Additional Indebtedness and Preferred Stock of Restricted Subsidiaries

Lamar Media will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) other than Permitted Indebtedness, and will not permit any Restricted Subsidiary to issue any Preferred Stock, unless:

(a) after giving effect to the incurrence of such Indebtedness and the issuance of any such Preferred Stock and the receipt and application of the proceeds thereof, Lamar Media’s Leverage Ratio is less than 7.0 to 1; and

(b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the incurrence of such Indebtedness or the issuance of such preferred stock.

Notwithstanding the foregoing, Preferred Stock may only be issued by a Restricted Subsidiary pursuant to the preceding sentence to the extent such Restricted Subsidiary is a Guarantor.

For purposes of determining compliance with this covenant (“— Limitations on Additional Indebtedness and Preferred Stock of Restricted Subsidiaries”), in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness, or is entitled to be incurred pursuant to the first sentence of this covenant, Lamar Media or the applicable Restricted Subsidiary shall be permitted to classify on the date of its incurrence, or later reclassify, all or a portion of such item of Indebtedness in any manner that complies with this covenant. Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by another one or more other provisions of this covenant permitting such Indebtedness. Accrual of interest, accretion or amortization of original issue discount and the accretion of accreted value shall not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

Limitation on Restricted Payments

Lamar Media will not make, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, make, any Restricted Payment unless:

(a) no Default or Event of Default shall have occurred and be continuing at the time of or immediately after giving effect to such Restricted Payment;

(b) immediately after giving pro forma effect to such Restricted Payment, Lamar Media could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the covenant set forth under “— Limitation on Additional Indebtedness and Preferred Stock of Restricted Subsidiaries”; and

(c) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Existing Notes Issue Date does not exceed the sum of (without duplication):

(1) 100% of Lamar Media’s Cumulative EBITDA minus 1.4 times Lamar Media’s Cumulative Consolidated Interest Expense, plus

(2) 100% of the aggregate Net Proceeds and the fair market value of securities or other property received by Lamar Media, after January 1, 2001, from (a) the issue or sale of Capital Stock (other than Disqualified Capital Stock or Capital Stock of Lamar Media issued to any Subsidiary of

Lamar Media) of Lamar Media or any Indebtedness or other securities of Lamar Media convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Capital Stock) of Lamar Media which has been so converted or exercised or exchanged, as the case may be, (b) any capital contribution to Lamar Media from Lamar Advertising (except as contemplated by clause (vi) of the following paragraph) and (c) any loans made to Lamar Media by Lamar Advertising prior to the Existing Notes Issue Date upon the cancellation of such loans by Lamar Advertising, plus

(3) the net reductions in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans, partial or total releases or discharges of Guaranteed Permitted Unrestricted Subsidiary Obligations, or from designations of Unrestricted Subsidiaries as Restricted Subsidiaries, valued in each case at the fair market value thereof, not to exceed the amount of Investments previously made by Lamar Media and its Restricted Subsidiaries in such Person, plus

(4) the aggregate balance of the Mirror Loan Indebtedness cancelled or terminated prior to the Issue Date.

For purposes of determining under this clause (c) the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value as determined by the board of directors reasonably and in good faith. As of December 31, 2009, the total amount available for making Restricted Payments under this clause (c) was approximately $781.5 million.

The provisions of this covenant shall not prohibit:

(i) the payment of any distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the indenture; provided, however, that in calculating the aggregate amount of Restricted Payments for purposes of clause (c) of the immediately preceding paragraph, such amounts declared shall be included in the calculation but such amounts expended shall be excluded from the calculation;

(ii) the retirement of any shares of Capital Stock of Lamar Media or Indebtedness of Lamar Media subordinated or pari passu in right of payment to the notes by conversion into, or by or in exchange for, shares of Capital Stock (other than Disqualified Capital Stock), or out of, the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of Lamar Media) of other shares of Capital Stock of Lamar Media (other than Disqualified Capital Stock); provided, however, that the amount of any such Net Proceeds that are utilized for any such retirement shall be excluded from clause (c)(2) of the immediately preceding paragraph; provided further, however, that in calculating the aggregate amount of Restricted Payments for purposes of clause (c) of the immediately preceding paragraph, amounts expended pursuant to this clause (ii) shall be excluded from the calculation;

(iii) the redemption or retirement of Indebtedness of Lamar Media subordinated or pari passu in right of payment to the notes in exchange for, by conversion into, or out of the Net Proceeds of, a substantially concurrent sale or incurrence of Indebtedness (it being understood that a redemption or retirement or irrevocable deposit for redemption or retirement of Indebtedness within 45 days of such sale or incurrence shall be deemed “substantially concurrent”) of Lamar Media (other than any Indebtedness owed to a Subsidiary of Lamar Media) that is, with respect to any such subordinated Indebtedness, contractually subordinated in right of payment to the notes to at least the same extent as the subordinated Indebtedness being redeemed or retired, with respect to any such pari passu Indebtedness, pari passu or subordinated in right of payment to the notes and, with respect to any such subordinated or pari passu Indebtedness, (x) has a Stated Maturity no earlier than the 91st day after the Final Maturity Date or the final maturity date of the Indebtedness being redeemed or retired, whichever is earlier and (y) has an Average Life to Stated Maturity equal to or greater than the remaining Average Life to Stated Maturity of the Indebtedness being redeemed or retired; provided, however, that the amount of any such Net Proceeds that are utilized for any such redemption or retirement shall be excluded from clause (c)(2) of the immediately preceding paragraph; provided further, however, that in calculating the aggregate amount of

Restricted Payments for purposes of clause (c) of the immediately preceding paragraph, amounts expended pursuant to this clause (iii) shall be excluded from the calculation;

(iv) the funding of loans (but not including the forgiveness of any such loan) to executive officers, directors and shareholders for relocation loans, bonus advances and other purposes consistent with past practices or the purchase, redemption or other acquisition for value of shares of Capital Stock of Lamar Advertising or Lamar Media (other than Disqualified Capital Stock) or options on such shares held by Lamar Advertising’s or Lamar Media’s or the Restricted Subsidiaries’ officers or employees or former officers or employees (or their estates or trusts or beneficiaries under their estates or trusts for the benefit of such beneficiaries) upon the death, disability, retirement or termination of employment of such current or former officers or employees pursuant to the terms of an employee benefit plan or any other agreement pursuant to which such shares of Capital Stock or options were issued or pursuant to a severance, buy-sell or right of first refusal agreement with such current or former officer or employee; provided that the aggregate amount of any such loans funded and cash consideration paid, or distributions made, pursuant to this clause (iv) do not in any one fiscal year exceed $7 million; provided further, however, that in calculating the aggregate amount of Restricted Payments for purposes of clause (c) of the immediately preceding paragraph, amounts expended pursuant to this clause (iv) shall be excluded from the calculation;

(v) the making of Investments in Unrestricted Subsidiaries and joint ventures in an aggregate amount not to exceed $30 million since the Issue Date; provided, however, that Lamar Media or the Restricted Subsidiaries may make additional Investments pursuant to this clause (v) up to an aggregate amount not to exceed $20 million if Lamar Media is able, at the time of any such Investment and immediately after giving effect thereto, to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Additional Indebtedness and Preferred Stock of Restricted Subsidiaries” covenant; provided further, however, that in calculating the aggregate amount of Restricted Payments made subsequent to the Issue Date for purposes of clause (c) of the immediately preceding paragraph, amounts expended pursuant to this clause (v) shall be included in the calculation;

(vi) distributions by Lamar Media to Lamar Advertising to permit Lamar Advertising to pay obligations actually incurred by Lamar Advertising in respect of the payment of operating expenses of Lamar Media or the Restricted Subsidiaries in an aggregate amount in any fiscal year not to exceed 5% of the total operating expenses of Lamar Media and the Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP and Tax Payments permitted by clause (v) of the covenant described under “— Limitation on Transactions with Affiliates”; provided, however, that in calculating the aggregate amount of Restricted Payments for purposes of clause (c) of the immediately preceding paragraph, amounts expended pursuant to this clause (vi) shall be excluded from the calculation; and

(vii) other Restricted Payments in an aggregate amount not to exceed $500,000 in any fiscal year of Lamar Media; provided, however, that in calculating the aggregate amount of Restricted Payments made subsequent to the Issue Date for purposes of clause (c) of the immediately preceding paragraph, amounts expended pursuant to this clause (vii) shall be included in the calculation.

Limitation on Other Senior Subordinated Debt

Lamar Media will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly incur, contingently or otherwise, any Indebtedness that is both (i) subordinate in right of payment to any Senior Indebtedness of Lamar Media or any of the Subsidiary Guarantors, as the case may be, and (ii) senior in right of payment to the notes or any of the Guarantees, as the case may be.

Limitation on Liens

Lamar Media will not, and will not permit any of the Restricted Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind (other than Permitted Liens) to secure Indebtedness upon any Property, assets, income or profit of Lamar Media or any Restricted Subsidiary or any shares of stock or debt of any Restricted Subsidiary (whether or not any of the foregoing is now owned or hereafter acquired) unless (i) if such Lien secures Indebtedness which is pari passu in right of payment with the notes, then the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligation is no longer secured by a Lien or (ii) if such Lien secures Indebtedness which is subordinated in right of payment to the notes, any such Lien shall be subordinated to a Lien granted to the holders of the notes in the same collateral as that securing such Lien to the same extent as such subordinated Indebtedness is subordinated to the notes.

Limitation on Transactions with Affiliates

Lamar Media will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions with any Affiliate (an “Affiliate Transaction”) or extend, renew, waive or otherwise modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless the terms of such Affiliate Transaction are fair and reasonable to Lamar Media or such Restricted Subsidiary, as the case may be, or the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by Lamar Media or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm’s-length basis between unaffiliated parties. In any Affiliate Transaction involving an amount or having a value in excess of $5 million Lamar Media must obtain a resolution of the board of directors approved by a majority of the members of the board of directors (and a majority of the disinterested members of the board of directors) certifying that such Affiliate Transaction complies with this “Limitation on Transactions with Affiliates” covenant. In any Affiliate Transaction with a value in excess of $20 million Lamar Media must obtain a written opinion that such Affiliate Transaction complies with this “Limitation on Transactions with Affiliates” from an independent investment banking firm of nationally recognized standing. The foregoing provisions will not apply to:

(i) any Restricted Payment that is not prohibited by the provisions described under “— Limitation on Restricted Payments” (other than those described in clause (v) of the second paragraph thereunder),

(ii) any transaction between Lamar Media and any of its Restricted Subsidiaries or between Restricted Subsidiaries,

(iii) the payment of reasonable and customary regular fees to directors of Lamar Media who are not employees of Lamar Media and any employment and consulting arrangements entered into by Lamar Media or any Restricted Subsidiary with its executives or consultants in the ordinary course of business,

(iv) any transaction with a joint venture or similar entity which would constitute an Affiliate Transaction solely because Lamar Media or a Restricted Subsidiary owns an equity interest in or otherwise controls such joint venture or similar entity; provided that no Affiliate of Lamar Media or any of its Subsidiaries other than Lamar Media or a Restricted Subsidiary shall have a beneficial interest in such joint venture or similar entity,

(v) for so long as Lamar Media is a member of a group filing a consolidated or combined tax return with Lamar Advertising, payments to Lamar Advertising in respect of (A) an allocable portion of the tax liabilities of such group that is attributable to Lamar Media and its Subsidiaries, taking into account any carryovers and carrybacks of tax attributes (such as net operating losses) of Lamar Media and such Subsidiaries from other taxable years and (B) any cancellation of debt income in connection with any refinancing of Indebtedness of Lamar Advertising (collectively, “Tax Payments”); provided that any Tax Payments received from Lamar Media shall be paid over to the appropriate taxing authority within 30 days of Lamar Advertising’s receipt of such Tax Payments or refunded to Lamar Media, or

(vi) any employment, indemnification, severance or other agreement or transactions relating to employee benefits or benefit plans with any employee, consultant or director of Lamar Media or a Restricted Subsidiary that is entered into by Lamar Media or any of its Restricted Subsidiaries in the ordinary course of business.

Limitation on Guarantees of Material Indebtedness

Lamar Media will not permit any of the:

(A) domestic Restricted Subsidiaries (other than the Guarantors) to: (i) incur, guarantee or secure through the granting of Liens the payment of any Indebtedness of Lamar Media or any other Restricted Subsidiary; or (ii) pledge any intercompany notes representing obligations of any of the Restricted Subsidiaries to secure the payment of any Indebtedness of Lamar Media, or

(B) Restricted Subsidiaries that are not domestic Restricted Subsidiaries to guarantee the Senior Credit Facility, in each case unless such Restricted Subsidiary, Lamar Media and the trustee execute and deliver a supplemental indenture evidencing such Restricted Subsidiary’s Guarantee under the indenture. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of the indenture.

Limitation On Dividends and Other Payment Restrictions Affecting Subsidiaries

Lamar Media will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions to Lamar Media or any Restricted Subsidiary on its Capital Stock;

(b) pay any Indebtedness owed to Lamar Media or any Restricted Subsidiary;

(c) make loans or advances to Lamar Media or any Restricted Subsidiary;

(d) transfer any of its properties or assets to Lamar Media or any Restricted Subsidiary;

(e) grant liens or security interests on the assets of Lamar Media or the Restricted Subsidiaries in favor of the holders of the notes; or

(f) guarantee the notes or any renewals or refinancings thereof,

in each case, except for Permitted Dividend Encumbrances.

Limitation on Certain Asset Sales

Lamar Media will not, and will not permit any of the Restricted Subsidiaries to, consummate an Asset Sale unless:

(i) Lamar Media or such Restricted Subsidiary, as the case may be, receives consideration at the time of such sale or other disposition at least equal to the fair market value thereof (as determined in good faith by Lamar Media’s board of directors and evidenced by a board resolution);

(ii) not less than 75% of the consideration received by Lamar Media or such Restricted Subsidiary, as the case may be, is in the form of cash or cash equivalents (those equivalents allowed under “Temporary Cash Investments”) or Replacement Assets (as defined below); provided, however, that the amount of (x) any liabilities of Lamar Media or any Restricted Subsidiaries that are assumed by the transferee of such assets and for which Lamar Media and its Restricted Subsidiaries are released, including any such Indebtedness of a Restricted Subsidiary whose stock is purchased by the transferee and (y) any notes or other securities received by Lamar Media or any such Restricted Subsidiary which are converted into cash within 180 days after such Asset Sale (to the extent of cash received) shall be deemed to be cash for purposes of this provision; and

(iii) the Asset Sale Proceeds received by Lamar Media or such Restricted Subsidiary are applied

(a) first, to the extent Lamar Media elects, or is required, to permanently prepay, repay or purchase existing Senior Indebtedness (or Purchase Money Indebtedness that ranks pari passu in right of payment with the notes solely to the extent that such Asset Sale involves property or assets securing such Purchase Money Indebtedness pursuant to a lien granted pursuant to clause (iv) of the definition of “Permitted Liens”) within 360 days following the receipt of the Asset Sale Proceeds from any Asset Sale; provided, however, that any such repayment shall result in a permanent reduction of the commitments thereunder in an amount equal to the principal amount so repaid;

(b) second, to the extent of the balance of Asset Sale Proceeds after application as described above, to the extent Lamar Media elects, to an investment in assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another Person that is, or becomes, a Subsidiary of Lamar Media or that would constitute a Permitted Investment under clause (e) of the definition thereof) used or useful in businesses similar or ancillary to the business of Lamar Media and the Restricted Subsidiaries as conducted at the time of such Asset Sale (collectively, “Replacement Assets”); provided, however, that such investment occurs and such Asset Sale Proceeds are so applied within 360 days following the receipt of such Asset Sale Proceeds (the “Reinvestment Date”); and

(c) third, if on the Reinvestment Date with respect to any Asset Sale, the Available Asset Sale Proceeds exceed $25 million, Lamar Media shall apply an amount equal to such Available Asset Sale Proceeds to an offer to repurchase the notes, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase (an “Excess Proceeds Offer”); provided, however, that Lamar Media may, at the time that it makes any such Excess Proceeds Offer, also offer to purchase, at a price in cash equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest, if any, to the purchase date, any Indebtedness which ranks pari passu in right of payment with the notes (a “Pari Passu Excess Proceeds Offer”) and to the extent Lamar Media so elects to make a Pari Passu Excess Proceeds Offer, notes and such pari passu Indebtedness shall be purchased pursuant to such Excess Proceeds Offer and Pari Passu Excess Proceeds Offer, respectively, on a pro rata basis based on the aggregate principal amount of such notes and pari passu Indebtedness then outstanding. To the extent that the aggregate principal amount of notes tendered pursuant to an Excess Proceeds Offer is less than the Available Asset Sale Proceeds, Lamar Media may use any remaining Excess Proceeds for any purpose not otherwise prohibited by the indenture. To the extent that the aggregate principal amount of pari passu Indebtedness tendered pursuant to a Pari Passu Excess Proceeds Offer is less than such pari passu Indebtedness’s pro rata share of such Available Asset Sale Proceeds, Lamar Media shall use such remaining Available Asset Sale Proceeds to purchase any notes validly tendered and not withdrawn pursuant to such Excess Proceeds Offer. If the aggregate principal amount of notes validly tendered and not withdrawn by holders thereof exceeds the Available Asset Sale Proceeds or to the extent Lamar Media elects to make a Pari Passu Excess Proceeds Offer, exceeds the notes’ pro rata share of such Available Asset Sale Proceeds, then notes to be purchased will be selected on a pro rata basis. Upon completion of such Excess Proceeds Offer, the amount of Available Asset Sale Proceeds shall be reset to zero.

If Lamar Media is required to make an Excess Proceeds Offer, Lamar Media shall mail, within 30 days following the Reinvestment Date, a notice to the holders stating, among other things:

(1) that such Holders have the right to require Lamar Media to apply the Available Asset Sale Proceeds to repurchase such notes at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of repurchase;

(2) the repurchase date, which shall be no earlier than 30 days and not later than 60 days from the date such notice is mailed;

(3) the instructions, determined by Lamar Media, that each Holder must follow in order to have such notes repurchased; and

(4) the calculations used in determining the amount of Available Asset Sale Proceeds to be applied to the repurchase of such notes.

Payments for Consent

Neither Lamar Media nor any of its Subsidiaries shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid or agreed to be paid to all holders of the notes which so consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports to Holders

The indenture will provide that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the “Commission”), so long as any notes are outstanding, Lamar Media will furnish the holders of notes:

(a) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Lamar Media were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of Lamar Media and its consolidated Subsidiaries and, with respect to the annual information only, a report thereon by Lamar Media’s certified independent accountants; and

(b) all current reports that would be required to be filed with the Commission on Form 8-K if Lamar Media were required to file such reports, in each case within the time periods specified in the Commission’s rules and regulations.

In addition, whether or not required by the rules and regulations of the Commission, Lamar Media will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, Lamar Media has agreed that, for so long as any notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act of 1933, as amended.

Change of Control

Upon the occurrence of a Change of Control, Lamar Media shall be obligated to make an offer to purchase (a “Change of Control Offer”), and shall purchase, on a business day (the “Change of Control Purchase Date”) not more than 60 nor less than 30 days following the occurrence of the Change of Control, all of the then outstanding notes at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Purchase Date. Lamar Media shall be required to purchase all notes properly tendered pursuant to the Change of Control Offer and not withdrawn. The Change of Control Offer is required to remain open for at least 20 business days and until the close of business on the Change of Control Purchase Date. In order to effect such Change of Control Offer, Lamar Media shall, not later than the 30th day after the occurrence of the Change of Control, mail to each holder of notes notice of the Change of Control offer, which notice shall govern the terms of the Change of Control Offer and shall state, among other things, the procedures that holders of notes must follow to accept the Change of Control Offer.

The occurrence of the events constituting a Change of Control under the indenture will result in an event of default under the Senior Credit Facility and, thereafter, the lenders will have the right to require repayment of the borrowings thereunder in full. Lamar Media’s obligations under the Senior Credit Facility will constitute Designated Senior Indebtedness and will represent obligations senior in right of payment to the notes. Consequently, the subordination provisions of the indenture will have the effect of precluding the purchase of the notes by Lamar Media in the event of a Change of Control, absent consent of the lenders under the Senior Credit Facility or repayment of all amounts outstanding thereunder (although the failure by Lamar Media to comply with its obligations in the event of a Change of Control will constitute a default under the notes). There can be no assurance that Lamar Media will have adequate resources to repay or refinance all Indebtedness owing under the Senior Credit Facility or to fund the purchase of any notes upon a Change of Control.

In the event that a Change of Control occurs and the holders of notes exercise their right to require Lamar Media to purchase notes, if such purchase constitutes a “tender offer” for purposes of Rule 14e-1 under the Exchange Act at that time, Lamar Media will comply with the requirements of Rule 14e-1 as then in effect with respect to such repurchase.

Limitation on Merger, Consolidation or Sale Of Assets

Lamar Media will not, directly or indirectly, in any transaction or series of transactions, merge or consolidate with or into, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions), to any person or persons, unless at the time of and after giving effect thereto:

(a) either (i) if the transaction or series of transactions is a merger or consolidation, Lamar Media shall be the surviving person of such merger or consolidation, or (ii) the person formed by such consolidation or into which Lamar Media is merged or to which the properties and assets of Lamar Media, are transferred (any such surviving person or transferee person being the “Surviving Entity”) shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture executed and delivered to the trustee, in form reasonably satisfactory to the trustee, all the obligations of Lamar Media under the notes and the indenture, and, in each case, the indenture shall remain in full force and effect; and

(b) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing and Lamar Media or the Surviving Entity, as the case may be, after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), (a) could incur $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described under “— Material covenants — Limitation on Additional Indebtedness and Preferred Stock of Restricted Subsidiaries” above (assuming a market rate of interest with respect to such additional Indebtedness) or (b) would have a Leverage Ratio that is no greater than the Leverage Ratio of Lamar Media immediately prior to such transaction.

In connection with any consolidation, merger or transfer of assets contemplated by this provision, Lamar Media shall deliver, or cause to be delivered, to the trustee, in form and substance reasonably satisfactory to the trustee, an Officers’ Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and the supplemental indenture in respect thereto comply with this provision and that all conditions precedent herein provided for relating to such transaction or transactions have been complied with.

Events of Default

The following events are “Events of Default”:

(a) default in payment of any principal of, or premium, if any, on the notes;

(b) default for 30 days in payment of any interest on the notes;

(c) default by Lamar Media or any Guarantor in the observance or performance of any other covenant in the notes or the indenture for 45 days after written notice from the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding;

(d) default or defaults under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of Indebtedness under which Lamar Media or any Restricted Subsidiary of Lamar Media then has outstanding Indebtedness in excess of $20 million, individually or in the aggregate, and either (a) such Indebtedness is already due and payable in full or (b) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness;

(e) any final judgment or judgments which can no longer be appealed for the payment of money in excess of $20 million (not covered by insurance) shall be rendered against Lamar Media or any Restricted Subsidiary and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect; and

(f) certain events involving bankruptcy, insolvency or reorganization of Lamar Media or any Restricted Subsidiary.

The trustee may withhold notice to the holders of the notes of any default (except in payment of principal of, premium, if any, or interest on the notes) if the trustee considers it to be in the best interest of the holders of the notes to do so.

If an Event of Default (other than an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization) shall have occurred and be continuing, then the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare to be immediately due and payable the entire principal amount of all the notes then outstanding plus accrued interest to the date of acceleration, and such amounts shall become immediately due and payable; provided, however, that after such acceleration but before a judgment or decree based on acceleration is obtained by the trustee, the holders of a majority in aggregate principal amount of outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the indenture; provided further, however, that so long as the Senior Credit Facility shall be in full force and effect, if any Event of Default shall have occurred and be continuing (other than as specified in clause (f) of the second immediately preceding paragraph), the notes shall not become due and payable until the earlier to occur of (x) five business days following the delivery of a written notice of such acceleration of the notes to the agent under the Senior Credit Facility and (y) the acceleration of any Indebtedness under the Senior Credit Facility. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, the principal, premium and interest amount with respect to all of the notes shall be due and payable immediately without any declaration or other act on the part of the trustee or the holders of the notes.

The holders of a majority in principal amount of the notes then outstanding shall have the right to waive any existing default or compliance with any provision of the indenture or the notes and to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain limitations specified in the indenture. No holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless such holder shall have previously given to the trustee written notice of a continuing Event of Default, unless the holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request and provided reasonable indemnity to the trustee to institute such proceeding as a trustee, unless the trustee shall have failed to institute such proceeding within 60 days and unless the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request. However, such limitations do not apply to a suit instituted for payment on such note on or after the respective due dates expressed in such note.

Defeasance and Covenant Defeasance

Lamar Media may elect either:

(a) to defease and be discharged from any and all obligations with respect to the notes (except for the obligations to register the transfer or exchange of such notes, to replace temporary or mutilated, destroyed, lost or stolen notes, to maintain an office or agency in respect of the notes and to hold monies for payment in trust) (“defeasance”); or

(b) to be released from its obligations with respect to the notes under certain covenants contained in the indenture, some of which are described above under “— Material covenants” (“covenant defeasance”), upon the deposit with the trustee (or other qualifying trustee), in trust for such purpose, of money and/or U.S. Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of, premium, if any, and interest on the notes, on the scheduled due dates therefor or on a selected date of redemption in accordance with the terms of the indenture. Such a trust may only be established if, among other things, Lamar Media has delivered to the trustee an opinion of counsel (as specified in the indenture) (i) to the effect that neither the trust nor the trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended, and (ii) to the effect that holders of the notes or persons in their positions will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred, which opinion, in the case of legal defeasance, shall be based on either a private ruling concerning the notes or a published ruling of the Internal Revenue Service.

Modification of Indenture

From time to time, Lamar Media, the Guarantors and the trustee may, without the consent of holders of the notes, amend the indenture or the notes or supplement the indenture for certain specified purposes, including, but not limited to, providing for uncertificated notes in addition to certificated notes, and curing any ambiguity, defect or inconsistency, or making any other change that does not adversely affect the rights of any holder. Lamar Media, the Guarantors and the trustee, with the consent of holders of at least a majority in principal amount of the outstanding notes, may amend the indenture or the notes, except that no such modification shall, without the consent of each holder affected thereby:

(i) reduce the amount of notes whose holders must consent to an amendment, supplement, or waiver to the indenture or the notes;

(ii) reduce the rate of or change the time for payment of interest on any note;

(iii) reduce the principal of or premium on or change the stated maturity of any note;

(iv) make any note payable in money other than that stated in the note;

(v) change the amount or time of any payment required by the notes or reduce the premium payable upon any redemption of notes, or change the time before which no such redemption may be made;

(vi) waive a default in the payment of the principal of, interest on, or redemption payment with respect to, any note;

(vii) make any change in the provisions of the indenture (a) protecting the right of each holder of a note to receive payment of principal of, premium on and interest on such note on or after the due date thereof or to bring suit to enforce such payment, (b) permitting holders of a majority in principal amount of the notes to waive any existing Default or Event of Default or compliance with any provision of the indenture or the notes, or (c) changing this clause;

(viii) amend, alter, change or modify the obligation of Lamar Media to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate an Excess Proceeds Offer after such obligation has arisen or waive any Default in the performance of any such offers or modify any of the provisions or definitions with respect to any such offers; or

(ix) take any other action otherwise prohibited by the indenture to be taken without the consent of each holder affected thereby.

Compliance Certificate

Lamar Media will deliver to the trustee on or before 90 days after the end of Lamar Media’s fiscal year and on or before 45 days after the end of each of the first, second and third fiscal quarters in each year an Officers’ Certificate stating whether or not the signers know of any Default or Event of Default that has occurred. If they do, the certificate will describe the Default or Event of Default and its status.

The Trustee

The trustee under the indenture will be the Registrar and Paying Agent with regard to the notes. Except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the indenture. During the existence of an Event of Default, the trustee will exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Governing Law

The notes shall be governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the covenants contained in the indenture. Reference is made to the indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

“Adjusted Net Assets” of a Guarantor at any date means the lesser of (x) the amount by which the fair value of the property of such Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities), but excluding liabilities under the Guarantee of such Guarantor at such date and (y) the amount by which the present fair salable value of the assets of such Guarantor at such date exceeds the amount that will be required to pay the probable liability of such Guarantor on its debts (after giving effect to all other fixed and contingent liabilities and after giving effect to any collection from any Subsidiary of such Guarantor in respect of the obligations of such Subsidiary under the Guarantee), excluding Indebtedness in respect of the Guarantee, as they become absolute and matured.

“Affiliate” of any specified Person means any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by,” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Asset Acquisition” means:

(i) an Investment by Lamar Media or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be consolidated or merged with Lamar Media or any Restricted Subsidiary; or

(ii) the acquisition by Lamar Media or any Restricted Subsidiary of assets of any Person.

“Asset Sale” means the sale, transfer or other disposition (other than to Lamar Media or any of the Restricted Subsidiaries) in any single transaction or series of related transactions having a fair market value in excess of $15 million of:

(a) any Capital Stock of or other equity interest in any Restricted Subsidiary;

(b) all or substantially all of the assets of any business owned by Lamar Media or any Restricted Subsidiary or a division, line of business or comparable business segment of Lamar Media or any Restricted Subsidiary thereof; or

(c) any other assets or property of Lamar Media or of any Restricted Subsidiary (whether real or personal property).

For purposes of this definition, the term “Asset Sale” shall not include any sale, transfer or other disposition

(i) that is governed by and made in accordance with the provisions described under “— Material covenants — Limitation on Merger, Consolidation or Sale of Assets,”

(ii) to Lamar Media or a Restricted Subsidiary that is a Guarantor, or

(iii) involving obsolete, worn-out, excess or redundant equipment.

“Asset Sale Proceeds” means, with respect to any Asset Sale:

(i) cash received by Lamar Media or any Restricted Subsidiary from such Asset Sale (including cash received as consideration for the assumption of liabilities incurred in connection with or in anticipation of such Asset Sale), after (a) provision for all income or other taxes measured by or resulting from such Asset Sale, (b) payment of all brokerage commissions, underwriting and other fees and expenses related to such Asset Sale (including, without limitation, reasonable attorneys’ fees and expenses), and (c) deduction of appropriate amounts to be provided by Lamar Media or such Restricted Subsidiary as a reserve, in accordance with GAAP, against any liabilities associated with the assets sold or disposed of in such Asset Sale and retained by Lamar Media or such Restricted Subsidiary after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with the assets sold or disposed of in such Asset Sale; and

(ii) promissory notes and other noncash consideration received by Lamar Media or any Restricted Subsidiary from such Asset Sale or other disposition upon the liquidation or conversion of such notes or noncash consideration into cash.

“Available Asset Sale Proceeds” means, with respect to any Asset Sale, the aggregate Asset Sale Proceeds from such Asset Sale that have not been applied in accordance with clauses (iii)(a) or (iii)(b), and which have not been the basis for an Excess Proceeds Offer in accordance with clause (iii)(c), in each case, of the first paragraph of “— Material covenants — Limitation on Certain Asset Sales.”

“Average Life to Stated Maturity” means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (i) the sum of the products of (a) the number of years (or any fraction thereof) from such date to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (b) the amount of each such principal payment by (ii) the sum of all such principal payments.

“Capital Stock” means, with respect to any Person, any and all shares or other equivalents (however designated) of capital stock, partnership interests or any other participation, right or other interest in the nature of an equity interest in such Person or any option, warrant or other security convertible into any of the foregoing.

“Capitalized Lease Obligations” means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such Indebtedness shall be the capitalized amount of such obligations determined in accordance with GAAP.

“Change of Control” means the occurrence of any of the following events:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of more than 35% of the total voting power with respect to the total Voting Stock of Lamar Advertising; provided, however, that the Permitted Holders (i) “beneficially own” (as so defined) a lower percentage of such total voting power with respect to the Voting Stock than such other “person” or “group” and (ii) do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of Lamar Advertising;

(b) Lamar Media or Lamar Advertising consolidates with, or merges with or into, another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any Person consolidates with, or merges with or into, Lamar Media or Lamar Advertising, as the case may be, in any such event pursuant to a transaction in which the outstanding Voting Stock of Lamar Media or Lamar Advertising, as the case may be, is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of Lamar Media or Lamar Advertising, as the case may be, is converted into or exchanged for (1) Voting Stock (other than Disqualified Capital Stock) of the surviving or transferee corporation or (2) cash, securities and other property in an amount which could then be paid by Lamar Media or Lamar Advertising, as the case may be, as a Restricted Payment under the indenture, or a combination thereof, and (ii) immediately after such transaction no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act), excluding Permitted Holders, is the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have “beneficial ownership” of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time, upon the happening of an event or otherwise), directly or indirectly, of more than 50% of the total voting power with respect to the total Voting Stock of the surviving or transferee corporation;

(c) at any time during any consecutive two-year period, individuals who at the beginning of such period constituted the board of directors of Lamar Advertising (together with any new directors whose election by such board of directors or whose nomination for election by the stockholders of Lamar Advertising was approved by a vote of at least 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of Lamar Advertising then in office;

(d) Lamar Media is liquidated or dissolved or adopts a plan of liquidation; or

(e) at any time, Lamar Media ceases to be a direct or indirect wholly-owned subsidiary of Lamar Advertising.

“Common Stock” of any Person means all Capital Stock of such Person that is generally entitled to (i) vote in the election of directors of such Person or (ii) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management and policies of such Person.

“Consolidated Interest Expense” means, for any period, the aggregate amount of interest which, in conformity with GAAP, would be set forth opposite the caption “interest expense” or any like caption on an income statement for Lamar Media and its Restricted Subsidiaries on a consolidated basis (including, but not limited to, imputed interest included in Capitalized Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, the net costs associated with hedging obligations, the interest portion of any deferred payment obligation, amortization of discount or premium, if any, and all other noncash interest expense (other than interest amortized to cost of sales) but excluding interest in respect of Mirror Loan Indebtedness) plus, without duplication, all net capitalized interest for such period and all interest incurred or paid under any guarantee of Indebtedness (including a guarantee of principal, interest or any combination thereof) of any Person, plus an amount equal to the product of (a) the aggregate dividends paid on Disqualified Capital Stock during such period and (b) a fraction, the numerator of which is one and the denominator of which is one minus Lamar Media’s then effective combined tax rate, to the extent paid; provided, however, that “Consolidated Interest Expense” shall exclude the amortization of deferred financing fees and exclude any and all interest accrued or paid or payable with respect thereto.

“Consolidated Net Income” means, for any period, the aggregate of the Net Income of Lamar Media and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that:

(a) the Net Income of any Person (the “other Person”) in which Lamar Media or any of its Restricted Subsidiaries has less than a 100% interest (which interest does not cause the net income of such other Person to be consolidated into the net income of Lamar Media in accordance with GAAP) shall be included only to the extent of the amount of dividends or distributions paid to Lamar Media or such Restricted Subsidiary;

(b) the Net Income of any Restricted Subsidiary (other than a Guarantor) that is subject to any restriction or limitation (assuming no waiver or satisfaction thereof shall have occurred) on the payment of dividends or the making of other distributions (other than pursuant to the notes or the indenture or under the Senior Credit Facility) shall be excluded to the extent of such restriction or limitation, except that, to the extent that any such restriction or limitation results solely from covenant limitations under any SBA Indebtedness, there shall not be deducted that portion of such Restricted Subsidiary’s Net Income which exceeds the outstanding aggregate principal amount of such SBA Indebtedness;

(c) any net gain (but not loss) resulting from an Asset Sale by Lamar Media or any of its Restricted Subsidiaries other than in the ordinary course of business shall be excluded; and

(d) extraordinary gains and losses shall be excluded.

“Consolidated Net Tangible Assets” means the book value of the assets of Lamar Media and its Restricted Subsidiaries (other than patents, patent rights, trademarks, trade names, franchises, copyrights, licenses, permits, goodwill and other intangible assets classified as such in accordance with GAAP) after all applicable deductions in accordance with GAAP (including, without limitation, reserves for doubtful receivables, obsolescence, depreciation and amortization) less all liabilities (excluding liabilities in respect of Mirror Loan Indebtedness) of Lamar Media and its Restricted Subsidiaries determined in accordance with GAAP.

“Cumulative Consolidated Interest Expense” means, as of any date of determination, Consolidated Interest Expense of Lamar Media from the Existing Notes Issue Date to the end of Lamar Media’s most recently ended full fiscal quarter prior to such date, taken as a single accounting period.

“Cumulative EBITDA” means, as of any date of determination, EBITDA of Lamar Media from the Existing Notes Issue Date to the end of Lamar Media’s most recently ended full fiscal quarter prior to such date, taken as a single accounting period.

“Default” means any event that is, or with the passing of time or giving of notice or both would be, an Event of Default.

“Designated Senior Indebtedness,” as to Lamar Media or any Guarantor, as the case may be, means any Senior Indebtedness (a) under or in respect of the Senior Credit Facility, or (b) which at the time of determination exceeds $10 million in aggregate principal amount (or accreted value in the case of Indebtedness issued at a discount) outstanding or available under a committed facility, and (i) which is specifically designated in the instrument evidencing such Senior Indebtedness as “Designated Senior Indebtedness” and (ii) as to which the trustee has been given written notice of such designation.

“Disqualified Capital Stock” means any Capital Stock of Lamar Media or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the notes, for cash or securities constituting Indebtedness.

“EBITDA” means, for any Person, for any period, an amount determined in accordance with GAAP equal to:

(a) the sum of, without duplication, (i) Consolidated Net Income for such period, plus (ii) the provision for taxes for such period based on income or profits to the extent such income or profits were included in computing Consolidated Net Income and any provision for taxes utilized in computing net loss under clause (i) hereof, plus (iii) to the extent it reduces Consolidated Net Income during such period, Consolidated Interest Expense for such period, plus (iv) depreciation for such period on a consolidated basis, plus (v) amortization of intangibles for such period on a consolidated basis, plus (vi) any other noncash items reducing Consolidated Net Income for such period, plus (vii) any reasonable fees and expenses in connection with any actual or proposed acquisition, Investment or financing to the extent such fees reduced Consolidated Net Income during such period (including as a result of the application of FASB 141R); minus

(b) all noncash items increasing Consolidated Net Income for such period.

“Equity Offerings” means an offering by Lamar Advertising or Lamar Media of shares of its Capital Stock (however designated and whether voting or nonvoting but excluding Disqualified Capital Stock) and any and all rights, warrants or options to acquire such common stock pursuant to a registration statement registered pursuant to the Securities Act, in the case of such offerings by Lamar Advertising the proceeds of which are contributed to Lamar Media as common equity, other than (i) public offerings with respect to Capital Stock of Lamar Advertising registered on Form S-4 or Form S-8 or (ii) an issuance to any Subsidiary of Lamar Advertising or Lamar Media.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Notes Issue Date” means December 23, 2002.

“Final Maturity Date” means the date fixed in the indenture for the final payment of principal on the notes.

“GAAP” means generally accepted accounting principles consistently applied as in effect in the United States from time to time.

“Guarantee” means each guarantee of the notes by each Guarantor.

“Guaranteed Permitted Unrestricted Subsidiary Obligations” shall have the meaning set forth in the definition of “Investments.”

“Guarantor” means each domestic Subsidiary of Lamar Media in existence on the Issue Date (other than Missouri Logos, a Partnership) and each Subsidiary which thereafter guarantees payment of the notes pursuant to the covenant described under “Limitation on Guarantees of Material Indebtedness.”

“incur” means, with respect to any Indebtedness or other obligation of any Person, to directly or indirectly create, issue, incur (by conversion, exchange or otherwise), assume, guarantee or otherwise become directly or indirectly liable with respect to (including as a result of an Asset Acquisition), or otherwise become responsible for, contingently or otherwise, any Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and “incurrence,” “incurred,” “incurrable,” and “incurring” shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time becoming Indebtedness shall not be deemed an incurrence of such Indebtedness.

“Indebtedness” means (without duplication), with respect to any Person, any indebtedness at any time outstanding, secured or unsecured, contingent or otherwise, which is for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or representing the balance deferred and unpaid of the purchase price of any property (excluding any balances that constitute accounts payable or trade payables, and other accrued liabilities arising in the ordinary course of business) if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and shall also include, to the extent not otherwise included:

(i) any Capitalized Lease Obligations of such Person;

(ii) obligations secured by a lien to which the property or assets owned or held by such Person is subject, whether or not the obligation or obligations secured thereby shall have been assumed (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligations so secured);

(iii) guarantees of obligations of other Persons which would be included within this definition for such other Persons (whether or not such items would appear upon the balance sheet of the guarantor);

(iv) all obligations for the reimbursement of any obligor on any banker’s acceptance or for reimbursement of any obligor on any letter of credit with respect to drawings made thereunder and not yet reimbursed;

(v) in the case of Lamar Media, Disqualified Capital Stock of Lamar Media or any Restricted Subsidiary;

(vi) obligations of any such Person under any Interest Rate Agreement applicable to any of the foregoing (if and to the extent such Interest Rate Agreement obligations would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP); and

(vii) the outstanding amount of any Guaranteed Permitted Unrestricted Subsidiary Obligations;

provided, however, that obligations in respect of performance and surety bonds and in respect of reimbursement obligations for undrawn letters of credit (whether or not secured by a lien) supporting insurance arrangements and performance and surety bonds, each incurred in the ordinary course of business and not as a part of a financing transaction, for the benefit of Lamar Media or any Restricted Subsidiary, shall not be considered Indebtedness for purposes of the indenture.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, provided, however, (i) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP and (ii) that Indebtedness shall not include any liability for federal, state, local or other taxes.

“Interest Rate Agreement” means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect the party indicated therein against fluctuations in interest rates.

“Investments” means:

(i) directly or indirectly, any advance (other than a deposit of funds in connection with an acquisition, provided that either such acquisition is consummated by or through a Restricted Subsidiary or such deposit is returned to the Person that made it), account receivable (other than an account receivable arising in the ordinary course of business), loan or capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others or otherwise), the purchase of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities of, or the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person; and

(ii) any Permitted Unrestricted Subsidiary Obligation to the extent it is guaranteed by Lamar Media or a Restricted Subsidiary or otherwise is recourse to or obligates Lamar Media or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof (“Guaranteed Permitted Unrestricted Subsidiary Obligations”).

Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

“Issue Date” means the date the notes are first issued by Lamar Media and authenticated by the trustee under the indenture.

“Junior Security” means any securities of Lamar Media or any other Person that are (i) equity securities without special covenants or (ii) subordinated in right of payment to all Senior Indebtedness of Lamar Media or any Guarantor, as the case may be, to substantially the same extent as, or to a greater extent than, the notes are subordinated as provided in the indenture, in any event issued pursuant to a court order so providing and as to which:

(a) the rate of interest on such securities shall not exceed the effective rate of interest on the notes on the date of the indenture;

(b) such securities shall not be entitled to the benefits of covenants or defaults materially more beneficial to the holders of such securities than those in effect with respect to the notes on the date of the indenture; and

(c) such securities shall not provide for amortization (including sinking fund and mandatory prepayment provisions) commencing prior to the date six months following the final scheduled maturity date of the Senior Indebtedness of Lamar Media or such Guarantor, as the case may be (as modified by the plan of reorganization or readjustment pursuant to which such securities are issued).

“Leverage Ratio” means the ratio of (i) the sum of the aggregate outstanding amount of (x) Indebtedness of Lamar Media and the Restricted Subsidiaries (other than Mirror Loan Indebtedness) and (y) except to the extent included in the previous clause (x), the aggregate liquidation preference of any Preferred Stock of Lamar Media’s Restricted Subsidiaries as of the date of determination on a consolidated basis in accordance with GAAP to (ii) Lamar Media’s EBITDA for the four full fiscal quarters (the “Four Quarter Period”) ending on or prior to the date of determination for which financial statements are available. For purposes of this definition, Lamar Media’s “EBITDA” shall be calculated on a pro forma basis after giving effect to any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of Lamar Media or one of the Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring, assuming or otherwise becoming liable for Indebtedness and the application of Asset Sale Proceeds) at any time on or subsequent to the first day of the Four Quarter Period and on or prior to the date of determination, as if such Asset Sale or Asset Acquisition (including any EBITDA associated with such Asset Acquisition and including any pro forma expense and cost reductions determined in accordance with Article 11 of Regulation S-X relating to such Asset Acquisition) occurred on the first day of the Four Quarter Period.

“Lien” means, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority, or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any Capitalized Lease Obligation, conditional sales, or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Make Whole Amount” means, with respect to any note at any redemption date, the greater of (i) 1.0% of the principal amount of such note and (ii) the excess, if any, of (A) an amount equal to the present value of (1) the principal amount of such note at April 15, 2014 plus (2) the remaining scheduled interest payments on the notes to be redeemed (subject to the right of holders on the relevant record date to receive interest due on the relevant interest payment date) to April 15, 2014 (other than interest accrued to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (B) the principal amount of the notes to be redeemed.

“Mirror Loan Indebtedness” means unsecured Indebtedness of Lamar Media to Lamar Advertising in respect of the Subordinated Note dated September 30, 2005 as such Subordinated Note may be refinanced, replaced or amended and restated.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Income” means, with respect to any Person for any period, the net income (loss) of such Person determined in accordance with GAAP.

“Net Proceeds” means:

(a) in the case of any sale of Capital Stock of or Indebtedness by Lamar Advertising or Lamar Media, the aggregate net cash proceeds received by Lamar Media, after payment of expenses, commissions and the like incurred in connection therewith; and

(b) in the case of any exchange, exercise, conversion or surrender of outstanding securities of any kind for or into shares of Capital Stock of Lamar Media which is not Disqualified Capital Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to Lamar Media upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares and less all expenses incurred by Lamar Media in connection therewith).

“Officers’ Certificate” means, with respect to any Person, a certificate signed by the Chief Executive Officer, the President or any Vice President and the Chief Financial Officer or any Treasurer of such Person that shall comply with applicable provisions of the indenture.

“Permitted Business” means any business in which Lamar Media or its Restricted Subsidiaries are engaged on the date of the indenture and any other business related, incidental, complementary or ancillary thereto, and any unrelated business to the extent that it is not material in size as compared with Lamar Media and its Restricted Subsidiaries’ business as a whole.

“Permitted Dividend Encumbrances” means encumbrances or restrictions:

(a) existing on the Issue Date;

(b) arising by reason of Acquired Indebtedness of any Restricted Subsidiary existing at the time such Person became a Restricted Subsidiary; provided, however, that such encumbrances or restrictions were not created in anticipation of such Person becoming a Restricted Subsidiary and are not applicable to Lamar Media or any of the other Restricted Subsidiaries;

(c) arising under Indebtedness incurred under the Senior Credit Facility;

(d) arising under Refinancing Indebtedness; provided, however, that the terms and conditions of any such restrictions are no less favorable to the holders of notes than those under the Indebtedness being refinanced;

(e) customary provisions restricting the assignment of any contract or interest of Lamar Media or any Restricted Subsidiary;

(f) existing under an agreement relating to SBA Indebtedness;

(g) existing under an agreement relating to any Permitted Lien referred to in clause (iv) of the definition of Permitted Liens; provided, however, that such encumbrance or restriction only relates to the assets or property subject to such Permitted Lien;

(h) imposed by applicable law;

(i) imposed pursuant to a binding agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or of any assets of a Restricted Subsidiary; provided, however, such encumbrances and restrictions apply solely to such Capital Stock or assets of such Restricted Subsidiary which are the subject of such binding agreement;

(j) on cash or other deposits or net worth imposed pursuant to customer contracts entered into in the ordinary course of business;

(k) arising under Indebtedness (other than Indebtedness described in clause (b), (c), (d) or (f) above) permitted to be incurred pursuant to the indenture; provided, however, that the terms and conditions of any such encumbrances or restrictions are no more restrictive than the terms and conditions of any encumbrances or restrictions arising under the notes; and

(l) imposed with respect to the distribution or disposition of assets or property in joint venture agreements or other similar agreements entered into in the ordinary course of business.

“Permitted Holders” means (x) any of Charles Switzer, Charles W. Lamar, III, Kevin P. Reilly, Sr., members of their immediate families or any lineal descendant of any of the foregoing and the immediate families of any such lineal descendant, (y) any trust or partnership, to the extent it is for the benefit of any of the foregoing or (z) any Person or group of Persons controlled by any of the foregoing.

“Permitted Indebtedness” means:

(i) Indebtedness of Lamar Media and Restricted Subsidiaries which are Guarantors pursuant to the Senior Credit Facility in an aggregate principal amount not to exceed $1.5 billion, less the aggregate amount of all permanent repayments thereunder made in accordance with “Limitation on Certain Asset Sales,” and guarantees of such Indebtedness by Restricted Subsidiaries that are Guarantors;

(ii) Indebtedness under the notes, the Guarantees and the Exchange Notes;

(iii) Indebtedness not covered by any other clause of this definition which is outstanding on the date of the indenture;

(iv) Indebtedness of Lamar Media to any Wholly-Owned Restricted Subsidiary and Indebtedness of any Restricted Subsidiary to Lamar Media or another Restricted Subsidiary;

(v) Purchase Money Indebtedness and Capitalized Lease Obligations incurred by Lamar Media or any Restricted Subsidiary to acquire or lease property in the ordinary course of business; provided, however, that (a) the aggregate amount of such Purchase Money Indebtedness and Capital Lease Obligations outstanding at any time shall not exceed the greater of (x) 5% of Lamar Media’s Consolidated Net Tangible Assets at the time of the incurrence of any such Purchase Money Indebtedness or Capitalized Lease Obligations or (y) $50 million, and (b) in each case, such Purchase Money Indebtedness or Capitalized Lease Obligation, as the case may be, would not constitute more than 100% of the cost (determined in accordance with GAAP) of the property so purchased or leased plus reasonable fees and expenses incurred in connection therewith;

(vi) Interest Rate Agreements and any guarantees thereof;

(vii) Refinancing Indebtedness; and

(viii) additional Indebtedness of Lamar Media or any Restricted Subsidiary that is a Guarantor not to exceed $75 million in principal amount outstanding at any time.

“Permitted Investments” means, for any Person, Investments made on or after the date of the indenture consisting of:

(a) Investments by Lamar Media or by a Restricted Subsidiary in Lamar Media or a Restricted Subsidiary which is a Guarantor;

(b) Temporary Cash Investments;

(c) Investments by Lamar Media or by a Restricted Subsidiary in a Person, if as a result of such Investment (i) such Person becomes a Restricted Subsidiary which is a Guarantor or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Lamar Media or a Restricted Subsidiary which is a Guarantor;

(d) an Investment that is made by Lamar Media or a Restricted Subsidiary in the form of any stock, bonds, notes, debentures, partnership or joint venture interests or other securities that are issued by a third party to Lamar Media or such Restricted Subsidiary solely as partial consideration for the consummation of an Asset Sale that is otherwise permitted under the covenant described under “Limitation on Certain Asset Sales”; and

(e) Investments in Permitted Joint Ventures in an amount not to exceed $10 million.

“Permitted Joint Ventures” means a corporation, partnership or other entity (other than a Subsidiary) engaged in one or more Permitted Businesses in respect of which Lamar Media or a Restricted Subsidiary (a) beneficially owns at least 5% of the shares of Capital Stock of such entity and (b) either is a party to an agreement empowering one or more parties to such agreement (which may or may not be Lamar Media or a Subsidiary), or is a member of a group that, pursuant to the constituent documents of the applicable corporation, partnership or other entity, has the power, to direct the policies, management and affairs of such entity.

“Permitted Liens” means:

(i) Liens existing on the Issue Date;

(ii) Liens on property or assets of, or any shares of stock of, or interests in, or secured debt of, any Person existing at the time such Person becomes a Restricted Subsidiary or at the time such Person is merged into Lamar Media or any of the Restricted Subsidiaries; provided, however, that such Liens are not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or merging into Lamar Media or any of the Restricted Subsidiaries;

(iii) Liens in favor of Lamar Media or any of the Restricted Subsidiaries;

(iv) Liens to secure Purchase Money indebtedness that is otherwise permitted under the indenture; provided, however, that any such Lien is created solely for the purpose of securing such Purchase Money Indebtedness and does not extend to or cover any property other than such item of property and any improvements on such item;

(v) Liens for taxes, assessments or governmental charges that are being contested in good faith by appropriate proceedings;

(vi) Liens securing Senior Indebtedness of Lamar Media and the Guarantors;

(vii) Permitted Dividend Encumbrances;

(viii) Liens on property of an Unrestricted Subsidiary at the time that it is designated as a Restricted Subsidiary pursuant to the definition of “Unrestricted Subsidiary”; provided that such Liens were not incurred in connection with, or contemplation of, such designation;

(ix) extensions, renewals or refundings of any Liens referred to in clauses (i), (ii) and (viii) above; provided that any such extension, renewal or refunding does not extend to any assets or secure any Indebtedness not securing or secured by the Liens being extended, renewed or refinanced; and

(x) Liens securing Indebtedness in an aggregate principal amount not to exceed $1 million outstanding at any time.

“Permitted Unrestricted Subsidiary Obligations” shall have the meaning specified in the definition of “Unrestricted Subsidiary.”

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government (including any agency or political subdivision thereof).

“Preferred Stock” means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to dividends, distributions or liquidation proceeds of such Person over the holders of other Capital Stock issued by such Person.

“Property” of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries (Restricted Subsidiaries in the case of Lamar Media) under GAAP.

“Purchase Money Indebtedness” means any Indebtedness incurred by a Person to finance the cost (including the cost of construction or improvement and in the case of any Capitalized Lease Obligation, the lease) of any real or personal property, the principal amount of which indebtedness does not exceed the sum of (i) 100% of such cost and (ii) reasonable fees and expenses of such Person incurred in connection therewith.

“Refinancing Indebtedness” means Indebtedness that refunds, refinances or extends any Indebtedness of Lamar Media or the Restricted Subsidiaries outstanding on the Issue Date or other Indebtedness permitted to be incurred by Lamar Media or the Restricted Subsidiaries pursuant to the terms of the indenture (other than pursuant to clauses (i), (iv), (v) and (vi) of the definition of Permitted Indebtedness), but only to the extent that:

(i) the Refinancing Indebtedness is subordinated to the notes to at least the same extent, if at all, as the Indebtedness being refunded, refinanced or extended;

(ii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refunded, refinanced or extended, or (b) after the maturity date of the notes;

(iii) the portion of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the notes has a weighted average life to maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the weighted average life to maturity of the portion of the Indebtedness being refunded, refinanced or extended that is scheduled to mature on or prior to the maturity date of the notes;

(iv) such Refinancing Indebtedness is in an aggregate principal amount that is equal to or less than the sum of (a) the aggregate principal amount then outstanding under the Indebtedness being refunded, refinanced or extended, (b) the amount of any premium required to be paid in connection with such refunding, refinancing or extension pursuant to the terms of such Indebtedness or the amount of any premium reasonably determined by the Board of Directors of Lamar Media as necessary to accomplish such refunding, refinancing or extension by means of a tender offer or privately negotiated purchase and (c) the amount of customary fees, expenses and costs related to the incurrence of such Refinancing Indebtedness; and

(v) such Refinancing Indebtedness is incurred by the same Person that initially incurred the Indebtedness being refunded, refinanced or extended, except that Lamar Media may incur Refinancing Indebtedness to refund, refinance or extend Indebtedness of any Wholly-Owned Restricted Subsidiary.

“Registration Rights Agreement” means the registration rights agreement among Lamar Media, the Guarantors and the initial purchasers relating to the notes.

“Restricted Payment” means any of the following:

(i) the declaration or payment of any dividend or any other distribution or payment on Capital Stock of Lamar Media or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of Lamar Media or any Restricted Subsidiary (other than (x) dividends or distributions payable solely in Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Stock), and (y) in the case of Restricted Subsidiaries of Lamar Media, dividends or distributions payable to Lamar Media or to a Wholly-Owned Restricted Subsidiary);

(ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of Lamar Media or any of the Restricted Subsidiaries (other than Capital Stock owned by Lamar Media or a Wholly-Owned Restricted Subsidiary);

(iii) the making of (a) any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking fund payment, of any Indebtedness which is subordinated or pari passu in right of payment to the notes that is outstanding on the Issue Date or any Refinancing Indebtedness that refinances such Indebtedness and (b) any interest payment on the Mirror Loan Indebtedness (at any time including at final maturity) except as permitted by clause (vi) of the second paragraph under “Limitation on Restricted Payments”;

(iv) the making of any Investment or guarantee of any Investment in any Person other than a Permitted Investment;

(v) any designation of a Restricted Subsidiary as an Unrestricted Subsidiary to the extent set forth in the definition of Unrestricted Subsidiary; and

(vi) forgiveness of any Indebtedness of an Affiliate of Lamar Media (other than a Wholly-Owned Restricted Subsidiary) to Lamar Media or a Restricted Subsidiary.

For purposes of determining the amount expended for Restricted Payments, cash distributed or invested shall be valued at the face amount thereof and property other than cash shall be valued at its fair market value.

“Restricted Subsidiary” means a Subsidiary of Lamar Media other than an Unrestricted Subsidiary and includes all of the Subsidiaries of Lamar Media existing as of the Issue Date (other than Missouri Logos, a Partnership). The board of directors of Lamar Media may designate any Unrestricted Subsidiary or any Person that is to become a Subsidiary of Lamar Media as a Restricted Subsidiary if immediately after giving effect to such action (and treating any Acquired Indebtedness as having been incurred at the time of such action), Lamar Media could have incurred at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the “Limitation on Additional Indebtedness and Preferred Stock of Restricted Subsidiaries” covenant and no Default or Event of Default shall have occurred and be continuing.

“S&P” means Standard & Poor’s Rating Service, a division of The McGraw-Hill Companies, Inc., and its successors.

“SBA Indebtedness” means Indebtedness incurred pursuant to the United States Small Business Administration Disaster Relief Loan program or any similar loan program; provided, however, that such Indebtedness shall at all times be prepayable without penalty at the option of the obligor.

“Senior Credit Facility” means the Credit Agreement dated as of September 30, 2005, as amended to date, among Lamar Media, the guarantor parties thereto, the several lenders from time to time parties thereto and JPMorgan Chase Bank, N.A., as administrative agent and the other agents party thereto, and one or more other financing arrangements (including, without limitation, credit facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, together with the documents related thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing, consolidating or otherwise restructuring (including increasing the amount of available borrowings thereunder pursuant to incremental facilities or otherwise or adding Subsidiaries of Lamar Media as additional guarantors thereunder) all or any portion of the Indebtedness under any such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders and whether or not increasing the amount of Indebtedness that may be incurred thereunder.

“Senior Indebtedness” means the principal of and premium, if any, and interest (including, without limitation, interest accruing or that would have accrued but for the filing of a bankruptcy, reorganization or other insolvency proceeding whether or not such interest constitutes an allowable claim in such proceeding) on, and any and all other fees, charges, expense reimbursement obligations and other amounts due pursuant to the terms of all agreements, documents and instruments providing for, creating, securing or evidencing or otherwise entered into in connection with:

(a) all obligations owed to lenders under the Senior Credit Facility;

(b) all obligations with respect to any Interest Rate Agreement;

(c) all obligations to reimburse any bank or other person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(d) all other current or future Indebtedness which does not provide that it is to rank pari passu with or subordinate to the notes and the Guarantees; and

(e) all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any of the Senior Indebtedness described above.

Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include:

(i) Indebtedness of Lamar Media to any of its Subsidiaries or Indebtedness of any Subsidiary of Lamar Media to Lamar Media or any other Subsidiary of Lamar Media;

(ii) Indebtedness represented by the notes and the Guarantees;

(iii) any Indebtedness which by the express terms of the agreement or instrument creating, evidencing or governing the same is junior or subordinate in right of payment to any item of Senior Indebtedness;

(iv) to the extent it constitutes Indebtedness, any trade payable arising from the purchase of goods or materials or for services obtained in the ordinary course of business;

(v) Indebtedness represented by Disqualified Capital Stock; or

(vi) that portion of any Indebtedness which is incurred in violation of the indenture; provided, however, that in the case of any Indebtedness (regardless of whether or not such Indebtedness is incurred pursuant to the first or second paragraph of “Limitation on Additional Indebtedness and Preferred Stock of Restricted Subsidiaries”), such Indebtedness shall not be deemed to have been incurred in violation of the indenture if the holder(s) of such Indebtedness or their agent or representative shall have received a representation from Lamar Media to the effect that the incurrence of such Indebtedness does not violate the provisions of the indenture (but nothing in this clause (vi) shall preclude the existence of any Default or Events of Default in the event that such Indebtedness is in fact incurred in violation of the indenture).

“Stated Maturity” means, when used with respect to any note or any installment of interest thereon, the date specified in such note as the fixed date on which the principal of such note or such installment of interest is due and payable, and when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

“Subsidiary” means, with respect to any Person:

(i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Temporary Cash Investments” or “cash equivalents” means:

(i) United States dollars;

(ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than one year from the date of acquisition;

(iii) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $250.0 million and a Thomson BankWatch Rating of “B” or better;

(iv) repurchase obligations with a term of not more than ten days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above;

(v) commercial paper or marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, in each case, having one of the two highest ratings obtainable from Moody’s or S&P and in each case maturing within one year after the date of acquisition; and

(vi) money market funds at least 95% of the assets of which constitute cash equivalents of the kinds described in clauses (i) through (v) of this definition.

“Treasury Rate” means, at the time of computation, the yield to maturity of United States Treasury Securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two business days prior to the redemption date or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the period from the redemption date to April 15, 2014; provided, however, that if the period from the redemption date to April 15, 2014 is not equal to the constant maturity of a United States Treasury Security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury Securities for which such yields are given, except that if the period from the redemption date to April 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury Securities adjusted to a constant maturity of one year shall be used.

“Unrestricted Subsidiary” means (a) any Subsidiary of an Unrestricted Subsidiary and (b) any Subsidiary of Lamar Media which is classified after the Issue Date as an Unrestricted Subsidiary by a resolution adopted by the board of directors of Lamar Media, but only so long as:

(i) no portion of the Indebtedness or any other obligation (contingent or otherwise) of such Unrestricted Subsidiary (other than obligations in respect of performance and surety bonds and in respect of reimbursement obligations for undrawn letters of credit supporting insurance arrangements and performance and surety bonds, each incurred in the ordinary course of business and not as part of a financing transaction (collectively, “Permitted Unrestricted Subsidiary Obligations”)) (A) is guaranteed by Lamar Media or any Restricted Subsidiary, or (B) is recourse to or obligates Lamar Media or any Restricted Subsidiary of Lamar Media, directly or indirectly, contingently or otherwise, to satisfaction thereof;

(ii) such Unrestricted Subsidiary has no Indebtedness or any other obligation (other than Permitted Unrestricted Subsidiary Obligations) that, if in default in any respect (including a payment default), would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of Lamar Media or its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

(iii) no Default or Event of Default shall have occurred and be continuing. Any designation of a Subsidiary as an Unrestricted Subsidiary shall be deemed a Restricted Payment in an amount equal to the fair market value of such Subsidiary (as determined in good faith by the board of directors of Lamar Media) and any such designation shall be permitted only if it complies with the provisions of “Limitation on Restricted Payments.” The trustee shall be given prompt notice by Lamar Media of each resolution adopted by the board of directors of Lamar Media under this provision, together with a copy of each such resolution adopted.

“U.S. Government Obligations” means direct non-callable obligations of, or non-callable obligations guaranteed by, the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged.

“Voting Stock” means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof to vote under ordinary circumstances in the election of members of the board of directors or other similar governing body of such Person.

“Wholly-Owned Restricted Subsidiary” means any Restricted Subsidiary, all of the outstanding Voting Stock (other than directors’ qualifying shares) of which are owned, directly or indirectly, by Lamar Media.

REGISTRATION RIGHTS AGREEMENT

We and our subsidiary guarantors entered into a registration rights agreement with the initial purchasers on April 22, 2010 in connection with the closing of the private offering of the outstanding notes. In that agreement, we agreed for the benefit of the holders of the outstanding notes that we will use our reasonable best efforts to file with the Commission and cause to become effective a registration statement relating to an offer to exchange the notes for an issue of Commission-registered notes with terms identical to the notes (except that the exchange notes are not subject to restrictions on transfer or to any increase in annual interest rate as described below).

If applicable interpretations of the staff of the Commission do not permit us to effect the exchange offer, we are required to use our reasonable best efforts to cause to become effective a shelf registration statement relating to resales of the notes and to keep that shelf registration statement effective until the expiration of the time period referred to in Rule 144(d)(1)(ii) under the Securities Act, or such shorter period that will terminate when all notes covered by the shelf registration statement have been sold. We will, in the event of such a shelf registration, provide to each outstanding noteholder copies of the prospectus that is a part of the shelf registration statement, notify each noteholder when the shelf registration statement has become effective and take certain other actions to permit resales of the notes. A noteholder that sells notes under the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that are applicable to such a noteholder (including certain indemnification obligations).

If this exchange offer is not completed (or, if required, the shelf registration statement is not declared effective) on or before January 17, 2011 (the “Target Registration Date”), the annual interest rate borne by the notes will be increased (i) 0.25% per annum for the first 90-day period immediately following the Target Registration Date and (ii) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case until the exchange offer is completed or, if required, the shelf registration statement is declared effective up to a maximum of 1.00% per annum of additional interest.

If we effect the exchange offer, we will be entitled to close the exchange offer 20 business days after its commencement, provided that we have accepted all notes validly surrendered in accordance with the terms of the exchange offer. Notes not tendered in the exchange offer shall bear interest at the rate set forth on the cover page of this prospectus and be subject to all the terms and conditions specified in the indenture, including transfer restrictions.

The preceding is a summary of the material terms and provisions of the registration rights agreement. A copy of the registration rights agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

BOOK-ENTRY SETTLEMENT AND CLEARANCE

The Global Notes

The exchange notes will be issued in the form of one or more registered notes in global form, without interest coupons, which are called the global notes.

Upon issuance, each of the global notes will be deposited with the Trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC, which are called DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•	ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests. Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

DTC has agreed to the above procedures to facilitate transfers of interests in the global notes among participants in its settlement systems. However, DTC is not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC is at any time unwilling, unable or ineligible to continue as depositary for the global notes or ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days of the date we are so informed in writing or become aware of same; or

•	an Event of Default has occurred and is continuing.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax consequences of the exchange of outstanding notes for exchange notes and of the ownership and disposition of the exchange notes. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed regulations, all of which are subject to change. Any such change could be applied retroactively in a way that could cause the tax consequences to differ from the consequences described below, possibly with adverse effect. This summary applies only to persons who hold the outstanding notes and the exchange notes as capital assets within the meaning of Section 1221 of the Code (that is, for investment purposes) and does not address the tax consequences to subsequent purchasers of the notes. This summary does not discuss all aspects of United States federal income taxation that may be relevant to holders in light of their special circumstances or to holders subject to special tax rules (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities or currencies, persons who hold the notes through a partnership or other passthrough entity, persons subject to alternative minimum tax, persons holding the notes as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, U.S. holders (as defined below) whose functional currency is not the U.S. dollar or persons who have ceased to be U.S. citizens or to be taxed as resident aliens). This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the law of any state, local, foreign or other taxing jurisdiction.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AND THE CONSEQUENCES OF FEDERAL ESTATE AND GIFT TAX LAWS AND THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

As used this summary, the term “U.S. holder” means a beneficial owner of a note that is for United States federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if a valid election is in place to treat the trust as a United States person.

As used in this summary, the term “non-U.S. holder” means a beneficial owner of a note (other than a partnership) that is not a U.S. holder.

If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of a note, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Holders of notes that are partnerships and partners in those partnerships are urged to consult their tax advisors regarding the United States federal income tax consequences of the exchange of outstanding notes for exchange notes and of the ownership and disposition of the exchange notes.

Tax Consequences to U.S. Holders

Exchange Offer

The exchange of the outstanding notes for the exchange notes in connection with the exchange offer will not be a taxable sale or exchange for United States federal income tax purposes. Accordingly,

•	holders will not recognize taxable gain or loss as a result of the exchange;

•	the adjusted tax basis of an exchange note immediately after the exchange will be the same as the adjusted tax basis of the outstanding note exchanged therefor immediately before the exchange;

•	the holding period of the exchange note will include the holding period of the outstanding note; and

•	any original issue discount, acquisition premium, market discount or bond premium applicable to the outstanding notes will carry over to the exchange notes.

Interest on the Notes

Stated interest on the notes will generally be taxable as ordinary interest income at the time the interest accrues or is received in accordance with a holder’s regular method of accounting for United States federal income tax purposes.

Market Discount

If a holder acquires an exchange note (or purchased an outstanding note which such holder exchanges for an exchange note) for an amount that is less than its adjusted issue price, the difference will be treated as “market discount” (unless such difference is less than a statutorily defined de minimis amount), and the exchange note will be subject to the market discount rules. The holder of an exchange note that is subject to the market discount rules will be required to treat any full or partial principal payment or any gain recognized on the maturity, sale or other disposition of the note as ordinary income, to the extent that such gain does not exceed the accrued market discount on the note. The amount of market discount treated as having accrued will be determined either:

•	on a straight-line basis by multiplying the market discount times a fraction, the numerator of which is the number of days the note was held by the holder and the denominator of which is the total number of days after the date such holder acquired the note up to, and including, the note’s maturity date; or

•	if the holder so elects, on the basis of a constant rate of compound interest.

The holder of an exchange note subject to the market discount rules may elect to include market discount in income currently, through the use of either the straight-line inclusion method or the elective constant interest rate method, in lieu of recharacterizing gain upon disposition as ordinary income to the extent of accrued market discount at the time of disposition. Once made, this election will apply to all debt instruments with market discount acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If an election is made to include market discount on a debt instrument in income currently, the basis of the debt instrument in the hands of the holder will be increased by the market discount thereon as it is included in income.

A holder who does not elect to include the market discount on an exchange note in income currently may be required to defer interest expense deductions for a portion of the interest paid on indebtedness incurred or continued to purchase or carry such note, until the maturity of the note, its earlier disposition in a taxable transaction or, if the holder so elects, a subsequent taxable year in which sufficient income exists with respect to the exchange note.

Amortizable Bond Premium

If a holder purchases an exchange note (or purchased an outstanding note which such holder exchanges for an exchange note) for an amount in excess of all amounts payable on the note after the purchase date, other than payments of stated interest, such holder will not be required to include in income any original issue discount with respect to the note. In addition, such holder may elect to treat the excess as amortizable bond premium. In general, a holder may elect to amortize bond premium by offsetting stated interest allocable to an accrual period with the premium allocable to that period at the time that the holder takes the interest into account under the holder’s regular method of accounting for United States federal income tax purposes. Bond premium is allocable to an accrual period on a constant yield basis. Because the exchange notes are redeemable at our option (see “Description of Exchange Notes — Optional Redemption”), special rules will apply which require a holder to determine the yield and maturity of the exchange notes for purposes of calculating and amortizing bond premium by assuming that we will exercise our option to redeem the holder’s notes in a manner that maximizes the holder’s yield. If we do not exercise our option to redeem the exchange note in the manner assumed, then solely for purposes of calculating and amortizing any remaining bond premium, the holder must treat the exchange note as retired and reissued on the deemed redemption date for its adjusted acquisition price as of that date. The adjusted acquisition price of the exchange note is the holder’s initial investment in the exchange note or the outstanding note, decreased by the amount of any payments, other than qualified stated interest payments, received with respect to such note and any bond premium previously amortized by the holder.

Once made, the election to amortize bond premium on a constant yield method applies to all debt instruments (other than debt instruments the interest on which is excludable from gross income) held or subsequently acquired by the holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Sale, Redemption, Retirement or Other Taxable Disposition of the Notes

A holder of an exchange note will recognize gain or loss upon the sale, redemption, retirement or other taxable disposition of the note equal to the difference between (i) the amount of cash and the fair market value of any property received (except to the extent attributable to accrued interest) and (ii) the holder’s adjusted tax basis in the note. A holder’s adjusted tax basis in a note generally will equal such holder’s initial investment in the note increased by the amount of original issue discount and any accrued market discount previously included in income and decreased by the amount of any payments, other than qualified stated interest payments, received with respect to such note and any amortized bond premium. If a holder disposes of a note between interest payment dates, a portion of the amount received represents stated interest accrued to the date of disposition and must be reported as ordinary interest income, and not as proceeds from the disposition, in accordance with the holder’s regular method of accounting for federal income tax purposes as described above under “— Interest on the Notes.” Subject to the market discount rules discussed above, any gain or loss recognized by a holder on the disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period is more than one year. The exchange of the notes for the exchange notes in connection with the exchange offer will not be a taxable sale or exchange for United States federal income tax purposes.

United States Federal Income Tax Consequences to Non-U.S. Holders

The following discussion applies only to non-U.S. holders. This discussion does not address all aspects of United States federal income taxation that may be relevant to such non-U.S. holders in light of their special circumstances. For example, special rules may apply to a non-U.S. holder that is a “controlled foreign corporation” or “passive foreign investment company,” and such holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Exchange Offer

The exchange of the outstanding notes for the exchange notes in connection with the exchange offer will not be a taxable sale or exchange for United States federal income tax purposes.

Interest Payments on the Notes

Subject to the discussion below concerning effectively connected income and backup withholding, the 30% United States federal withholding tax should not apply to any payment of interest (including original issue discount) on the notes provided that: (i) the holder does not own actually or constructively 10% or more of the total combined voting power of Lamar Media Corp.; (ii) the holder is not a controlled foreign corporation related to Lamar Media Corp. through actual or constructive stock ownership; (iii) the holder is not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and (iv) either (a) the holder provides the holder’s name and address on an IRS Form W-8BEN (or other applicable form) and certifies, under penalty of perjury that the holder is not a United States person, or (b) a financial institution holding the notes on the holder’s behalf certifies, under penalty of perjury, that it has received an IRS Form W-8BEN (or other applicable form) from the beneficial owner and provides a copy or, in the case of certain foreign intermediaries, satisfies other certification requirements under the applicable United States Treasury regulations. Special certification requirements apply to certain non-U.S. holders that are entities.

If a holder cannot satisfy the requirements described above, payments of interest made to the holder will be subject to the 30% United States federal withholding tax, unless the holder qualifies for a reduced rate of withholding under a tax treaty or the payments are exempt from withholding because they are effectively connected with the holder’s conduct of a trade or business in the United States and the holder satisfies the applicable certification and disclosure requirements. In order to claim a reduction in or exemption from the 30% withholding tax under an applicable tax treaty, a holder must provide a properly executed IRS Form W-8BEN (or a suitable substitute form). In order to claim that the interest payments are exempt from the withholding tax because they are effectively connected with the holder’s conduct of a trade or business in the United States, the holder must provide an IRS Form W-8ECI (or a suitable substitute form).

A non-U.S. holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Sale, Redemption, Retirement or Other Taxable Disposition of the Notes

Subject to the discussion below concerning effectively connected income and backup withholding, a holder will not be subject to United States federal income tax on any gain realized on the sale, redemption, retirement or other taxable disposition of a note unless the holder is an individual who is present in the U.S. for at least 183 days during the year of disposition of the note and other conditions are satisfied. The exchange of the notes for exchange notes in connection with the exchange offer will not be a taxable sale or exchange for United States federal income tax purposes.

Effectively Connected Income

If a holder is engaged in a trade or business in the United States and the holder’s investment in a note is effectively connected with such trade or business, the holder will be exempt from the 30% withholding tax on interest (provided a certification requirement, generally on IRS Form W-8ECI, is met), but will instead generally be subject to regular United States federal income tax on a net income basis on any interest and gain with respect to the notes in the same manner as if the holder were a U.S. holder unless an applicable income tax treaty provides otherwise. In addition, if the holder is a foreign corporation, the holder may be subject to a branch profits tax of 30% (or the lower rate provided by an applicable income tax treaty) of the holder’s earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business in the United States. If a holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to United States federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States.

Information Reporting and Backup Withholding

Interest (including original issue discount) and principal on, and proceeds received from the sale of, a note generally will be reported to U.S. holders, other than certain exempt recipients, such as corporations, on Internal Revenue Service Form 1099. In addition, a backup withholding tax may apply to such payments or proceeds if the U.S. holder fails to furnish the payor with a correct taxpayer identification number or other required certification or if it has been notified by the IRS that it is subject to backup withholding for failing to report interest or dividends required to be shown on the holder’s federal income tax returns.

Interest (including original issue discount) paid to a non-U.S. holder generally must be reported annually to the holder and the IRS. Copies of these information returns may also be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides. In general, a non-U.S. holder will not be subject to backup withholding with respect to interest or principal payments on the notes if such holder has provided the statement described above under “— United States Federal Income Tax Consequences to Non-U.S. Holders — Interest on the Notes” and the payor does not have actual knowledge or reason to know that such holder is a U.S. person. In addition, a

non-U.S. holder will not be subject to backup withholding with respect to the proceeds of the sale of a note (including on redemption or retirement) made within the United States or conducted through certain United States financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that such holder is a United States person or such holder otherwise establishes an exemption. Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining such exemptions, if available.

Backup withholding is not an additional tax, and amounts withheld as backup withholding will be allowed as a refund or credit against a holder’s federal income tax liability, provided that the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. A broker-dealer may use this prospectus, as amended or supplemented from time to time, in connection with resales of exchange notes received in exchange for outstanding notes where the broker-dealer acquired those outstanding notes as a result of market-making activities or other trading activities. We have agreed that for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with those resales.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Broker-dealers may sell exchange notes received by them for their own account pursuant to the exchange offer from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes.

Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of those exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act. A profit on any resale of those exchange notes and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the outstanding notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes, including any broker-dealers, against specified liabilities, including liabilities under the Securities Act.

You should be aware that the laws and practices of certain countries require investors to pay stamp taxes and other charges in connection with purchases of securities.

The trustee and its affiliates perform various financial advisory, investment banking and commercial banking services from time to time for us and our affiliates, for which they receive customary fees. The Bank of New York Mellon Trust Company, N.A. is the Trustee and exchange agent in connection with the exchange offer.

LEGAL MATTERS

The validity of the exchange notes offered hereby will be passed upon for us by Edwards Angell Palmer & Dodge LLP, Boston, Massachusetts. Edwards Angell Palmer & Dodge LLP will deliver an opinion stating that the notes and the guarantees will be binding obligations of Lamar Media and the guarantors, respectively. In rendering its opinion, Edwards Angell Palmer & Dodge LLP will rely on the opinion of Kean, Miller, Hawthorne, D’Armond, McCowan & Jarman L.L.P. with respect to certain matters pertaining to the subsidiaries guarantees.

EXPERTS

The consolidated financial statements and schedules of Lamar Advertising Company and subsidiaries and Lamar Media Corp. and subsidiaries as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessments of the effectiveness of internal control over financial reporting as of December 31, 2009, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

EXCHANGE AGENT

We have appointed The Bank of New York Mellon Trust Company, N.A. as exchange agent in connection with the exchange offer. Holders should direct letters of transmittal or notices of guaranteed delivery to the exchange agent as follows:

By Mail, Hand delivery or Overnight Courier:	By Facsimile Transmission:
The Bank of New York Mellon Corporation	The Bank of New York Mellon Corporation
Corporate Trust Operations	Corporate Trust Operations
Reorganization Unit	Reorganization Unit
101 Barclay Street — 7 East	Attention: Mr. Randolph Holder
New York, New York 10286	Facsimile: (212)-298-1915
Attention: Mr. Randolph Holder

For Information or Confirmation by Telephone:
The Bank of New York Mellon Corporation
Corporate Trust Operations
Reorganization Unit
Attention: Mr. Randolph Holder
Telephone: (212)-815-5098

Delivery of a letter of transmittal to any address or facsimile number other than the one set forth above will not constitute a valid delivery.

INFORMATION AGENT

We have appointed The Altman Group, Inc. as information agent in connection with the exchange offer. Holders should direct questions and requests for assistance and additional copies of this prospectus to the information agent as follows:

The Altman Group, Inc.
1200 Wall Street West, 3rd Floor
Lyndhurst, NJ 07071
Note Holders call: 800-294-3174
Banks and Brokers call: 201-806-7300
Fax: 201-460-0050

Management’s Report on Internal Control Over Financial Reporting

The management of Lamar Advertising Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Lamar Advertising’s management assessed the effectiveness of Lamar Advertising’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, Lamar Advertising’s management has concluded that, as of December 31, 2009, Lamar Advertising’s internal control over financial reporting is effective based on those criteria. The effectiveness of Lamar Advertising’s internal control over financial reporting as of December 31, 2009 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this filing.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Lamar Advertising Company:

We have audited Lamar Advertising Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Lamar Advertising Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Lamar Advertising Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Lamar Advertising Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (deficit), and cash flows for each of the years in the three-year period ended December 31, 2009, and the financial statement schedule, and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements and schedule.

/s/  KPMG LLP
KPMG LLP

Baton Rouge, Louisiana
February 26, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Lamar Advertising Company:

We have audited the accompanying consolidated balance sheets of Lamar Advertising Company and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (deficit), and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lamar Advertising Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Lamar Advertising Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/  KPMG LLP
KPMG LLP

Baton Rouge, Louisiana
February 26, 2010

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2009 and 2008

	2009	2008
	(In thousands, except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$112,253	$14,139
Receivables, net of allowance for doubtful accounts of $9,550 and $10,000 in 2009 and 2008	142,518	155,043
Prepaid expenses	40,588	44,377
Deferred income tax assets (note 11)	13,523	8,949
Other current assets	59,054	38,475

Total current assets	367,936	260,983

Property, plant and equipment (note 4)	2,828,726	2,900,970
Less accumulated depreciation and amortization	(1,421,815)	(1,305,937)

Net property, plant and equipment	1,406,911	1,595,033

Goodwill (note 5)	1,424,283	1,416,396
Intangible assets, net (note 5)	670,501	773,764
Deferred financing costs net of accumulated amortization of $37,880 and $36,670 at 2009 and 2008, respectively	32,613	24,372
Other assets	41,297	46,477

Total assets	$3,943,541	$4,117,025

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$10,678	$15,108
Current maturities of long-term debt (note 8)	121,282	58,751
Accrued expenses (note 7)	95,616	78,089
Deferred income	36,131	30,612

Total current liabilities	263,707	182,560
Long-term debt (note 8)	2,553,630	2,755,698
Deferred income tax liabilities (note 11)	116,130	132,072
Asset retirement obligation (note 9)	160,260	160,723
Other liabilities	18,016	15,354

Total liabilities	3,111,743	3,246,407

Stockholders’ equity (note 13):
Series AA preferred stock, par value $.001, $63.80 cumulative dividends, authorized 5,720 shares; 5,720 shares issued and outstanding at 2009 and 2008	—	—
Class A preferred stock, par value $638, $63.80 cumulative dividends, 10,000 shares authorized, 0 shares issued and outstanding at 2009 and 2008	—	—
Class A common stock, par value $.001, 175,000,000 shares authorized, 93,742,080 and 93,339,895 shares issued and 76,796,827 and 76,401,592 outstanding at 2009 and 2008, respectively	94	93
Class B common stock, par value $.001, 37,500,000 shares authorized, 15,172,865 shares issued and outstanding at 2009 and 2008	15	15
Additional paid-in-capital	2,361,166	2,347,854
Accumulated comprehensive income (deficit)	5,248	(1,066)
Accumulated deficit	(651,317)	(592,914)
Cost of shares held in treasury, 16,945,253 shares and 16,938,303 shares in 2009 and 2008, respectively	(883,408)	(883,364)

Stockholders’ equity	831,798	870,618

Total liabilities and stockholders’ equity	$3,943,541	$4,117,025

See accompanying notes to consolidated financial statements.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Consolidated Statements of Operations
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(In thousands, except share and per share data)

Net revenues	$1,056,065	$1,198,419	$1,209,555

Operating expenses (income):
Direct advertising expenses (exclusive of depreciation and amortization)	397,725	437,660	410,762
General and administrative expenses (exclusive of depreciation and amortization)	186,733	207,321	210,793
Corporate expenses (exclusive of depreciation and amortization)	42,690	50,300	59,597
Depreciation and amortization (Note 10)	336,725	331,654	306,879
Gain on disposition of assets	(5,424)	(7,363)	(3,914)

	958,449	1,019,572	984,117

Operating income	97,616	178,847	225,438
Other expense (income):
Gain on extinguishment of debt	(3,320)	—	—
Gain on disposition of investment	(1,445)	(1,814)	(15,448)
Interest income	(527)	(1,202)	(2,598)
Interest expense	197,047	170,352	168,601

	191,755	167,336	150,555

(Loss) income before income tax expense	(94,139)	11,511	74,883
Income tax (benefit) expense (note 11)	(36,101)	9,349	33,901

Net (loss) income	(58,038)	2,162	40,982
Preferred stock dividends	365	365	365

Net (loss) income applicable to common stock	$(58,403)	$1,797	$40,617

(Loss) earnings per share:
Basic (loss) earnings per share	$(0.64)	$0.02	$0.42

Diluted (loss) earnings per share	$(0.64)	$0.02	$0.42

Cash dividends declared per share of common stock	$—	$—	$3.25

Weighted average common shares outstanding	91,730,109	92,125,660	96,779,009
Incremental common shares from dilutive stock options	—	181,180	774,898
Incremental common shares from convertible debt	—	—	—

Weighted average common shares assuming dilution	91,730,109	92,306,840	97,553,907

See accompanying notes to consolidated financial statements.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Deficit)
Years Ended December 31, 2009, 2008 and 2007

							Accumulated
	Series AA	Class A	Class A	Class B		Add’l	Comprehensive
	PREF	PREF	CMN	CMN	Treasury	Paid in	Income	Accumulated
	Stock	Stock	Stock	Stock	Stock	Capital	(Deficit)	Deficit	Total
	(In thousands, except share per share data)

Balance, December 31, 2006	$—	—	92	15	(399,471)	2,250,716	2,253	(317,025)	1,536,580
Non-cash compensation	—	—		—	—	27,488	—	—	27,488
Exercise of 311,045 shares of stock options	—	—	1	—	—	10,605	—	—	10,606
Issuance of shares of common stock through employee purchase plan	—	—	—	—	—	3,603	—	—	3,603
Dividends to Common Shareholders	—	—	—	—	—	—	—	(318,303)	(318,303)
Tax Deduction related to options exercised	—	—	—	—	—	6,698	—	—	6,698
Purchase of 6,848,546 shares of treasury stock	—	—	—	—	(390,503)	—	—	—	(390,503)
Bifurcation of 2 7/8% convertible notes	—	—	—	—	—	24,143	—	—	24,143
Comprehensive income Foreign currency translation	—	—	—	—	—	—	6,747	—	6,747
Change in unrealized loss on hedging transaction	—	—	—	—	—	—	(179)	—	(179)
Net income	—	—	—	—	—	—		40,982	40,982

Comprehensive income	—	—	—	—	—	—	—	—	47,550
Dividends ($63.80 per preferred share)	—	—	—	—	—	—	—	(365)	(365)

Balance, December 31, 2007	$—	—	93	15	(789,974)	2,323,253	8,821	(594,711)	947,497
Non-cash compensation	—	—	—	—	—	9,005	—	—	9,005
Exercise of 246,489 shares of stock options	—	—	—	—	—	7,802	—	—	7,802
Issuance of shares of common stock through employee purchase plan	—	—	—	—	—	3,379	—	—	3,379
Conversion of 200,000 shares of Class B common stock to Class A
common stock	—	—	—	—	—	—	—	—	—
Tax deduction related to options exercised	—	—	—	—	—	4,415	—	—	4,415
Purchase of 2,629,007 shares of treasury stock	—	—	—	—	(93,390)	—	—	—	(93,390)
Comprehensive income (deficit) Foreign currency translation	—	—	—	—	—	—	(6,252)	—	(6,252)
Change in unrealized loss on hedging transaction, net of tax $2,398	—	—	—	—	—	—	(3,635)	—	(3,635)
Net income	—	—	—	—	—	—		2,162	2,162

Comprehensive deficit	—	—	—	—	—	—	—	—	(7,725)
Dividends ($63.80 per preferred share)	—	—	—	—	—	—	—	(365)	(365)

Balance, December 31, 2008	$—	—	93	15	(883,364)	2,347,854	(1,066)	(592,914)	870,618
Non-cash compensation	—	—	—	—	—	12,462	—	—	12,462
Exercise of 111,843 shares of stock options	—	—	1	—	—	1,937	—	—	1,938
Issuance of shares of common stock through employee purchase plan	—	—	—	—	—	2,902	—	—	2,902
Tax deduction related to options exercised	—	—	—	—	—	25	—	—	25
Purchase of 6,950 shares of treasury stock	—	—	—	—	(44)	—	—	—	(44)
Payment on 2 7/8% convertible notes	—	—	—	—	—	(4,014)	—	—	(4,014)
Comprehensive income (deficit) Foreign currency translation	—	—	—	—	—	—	2,500	—	2,500
Change in unrealized loss on hedging transaction, net of tax $2,398	—	—	—	—	—	—	3,814	—	3,814
Net loss	—	—	—	—	—	—		(58,038)	(58,038)

Comprehensive deficit	—	—	—	—	—	—	—	—	(51,724)
Dividends ($63.80 per preferred share)	—	—	—	—	—	—	—	(365)	(365)

Balance, December 31, 2009	$—	—	94	15	(883,408)	2,361,166	5,248	(651,317)	831,798

See accompanying notes to consolidated financial statements.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(In thousands)

Cash flows from operating activities:
Net (loss) income	$(58,038)	$2,162	$40,982
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	336,725	331,654	306,879
Non-cash compensation	12,462	9,005	27,488
Amortization included in interest expense	19,442	16,137	10,741
Gain on disposition of assets and investments	(6,869)	(9,177)	(19,362)
Gain on extinguishment of debt	(3,320)	—	—
Deferred income tax (benefit) expenses	(20,120)	19,938	2,847
Provision for doubtful accounts	12,663	14,365	7,166
Changes in operating assets and liabilities:
(Increase) decrease in:
Receivables	(2,083)	(11,013)	(10,859)
Prepaid expenses	5,959	599	(4,159)
Other assets	(15,064)	(19,243)	(14,133)
Increase (decrease) in:
Trade accounts payable	(4,383)	(4,452)	5,367
Accrued expenses	9,676	(21)	2,122
Other liabilities	6,693	(3,434)	(610)

Cash flows provided by operating activities	293,743	346,520	354,469

Cash flows from investing activities:
Capital expenditures	(38,815)	(198,070)	(220,534)
Acquisitions	(4,457)	(249,951)	(153,593)
Decrease in notes receivable	168	267	9,420
Proceeds from disposition of assets and investments	14,065	10,335	23,626

Cash flows used in investing activities	(29,039)	(437,419)	(341,081)

Cash flows from financing activities:
Net proceeds from issuance of common stock	4,840	11,182	14,208
Tax deduction from options exercised	—	2,156	6,698
Cash used for purchase of treasury shares	(44)	(93,390)	(390,503)
Net payments under credit agreement	(198,701)	(29,412)	(107,585)
Payments on convertible notes	(269,087)	—	—
Debt issuance costs	(19,919)	(169)	(7,760)
Net proceeds from note offerings and new notes payable	314,927	140,000	842,887
Dividends	(365)	(365)	(318,668)

Cash flows (used in) provided by financing activities	(168,349)	30,002	39,277

Effect of exchange rate changes in cash and cash equivalents	1,759	(1,012)	11,587

Net increase (decrease) in cash and cash equivalents	98,114	(61,909)	64,252
Cash and cash equivalents at beginning of period	14,139	76,048	11,796

Cash and cash equivalents at end of period	$112,253	$14,139	$76,048

Supplemental disclosures of cash flow information:
Cash paid for interest	$169,703	$149,417	$157,549

Cash paid for state and federal income taxes	$3,314	$3,933	$34,249

See accompanying notes to consolidated financial statements.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollars in thousands, except share and per share data)

(1)	Significant Accounting Policies

(a)	Nature of Business

Lamar Advertising Company (the Company) is engaged in the outdoor advertising business, operating approximately 150,000 billboard advertising displays in 44 states, Canada and Puerto Rico. The Company’s operating strategy is to be the leading provider of outdoor advertising services in the markets it serves.

In addition, the Company operates a logo sign business in 21 states throughout the United States and the province of Ontario, Canada and a transit advertising business in 63 markets. Logo signs are erected pursuant to state-awarded service contracts on public rights-of-way near highway exits and deliver brand name information on available gas, food, lodging and camping services. Included in the Company’s logo sign business are tourism signing contracts. The Company provides transit advertising on bus shelters, benches and buses in the markets it serves.

(b)	Principles of Consolidation

The accompanying consolidated financial statements include Lamar Advertising Company, its wholly owned subsidiary, Lamar Media Corp. (Lamar Media), and its majority-owned subsidiaries. All inter-company transactions and balances have been eliminated in consolidation.

An operating segment is a component of an enterprise:

•	that engages in business activities from which it may earn revenues and incur expenses;

•	whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

•	for which discrete financial information is available.

We define the term ‘chief operating decision maker’ to be our executive management group, which consist of our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. Currently, all operations are reviewed on a consolidated basis for budget and business plan performance by our executive management group. Additionally, operational performance at the end of each reporting period is viewed in the aggregate by our management group. Any decisions related to changes in invested capital, personnel, operational improvement or training, or to allocate other company resources are made based on the combined results.

We operate in a single operating and reporting segment, advertising. We sell advertising on billboards, buses, shelters and benches and logo plates.

(c)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated using accelerated and straight-line methods over the estimated useful lives of the assets.

(d)	Goodwill and Intangible Assets

Goodwill is subject to an annual impairment test. The Company designated December 31 as the date of its annual goodwill impairment test. Impairment testing involves various estimates and assumptions, which could vary, and an analysis of relevant market data and market capitalization. If industry and economic conditions continue to deteriorate, the Company may be required to assess goodwill impairment before the next annual test, which could result in impairment charges.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The Company is required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. The Company is required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company would be required to perform the second step of the impairment test, as this is an indication that the reporting unit goodwill may be impaired.

We tested our reporting units for impairment of goodwill during the first quarter of 2009 because the market capitalization of consolidated Lamar Advertising Company had been below its equity book value for a period of time without recovery, and based on that review, no impairment charge was required. In addition, the fair value of each reporting unit exceeded its carrying amount at its annual impairment test dates on December 31, 2009 and December 31, 2008, therefore the Company was not required to recognize an impairment loss in 2009 or 2008.

Intangible assets, consisting primarily of site locations, customer lists and contracts, and non-competition agreements are amortized using the straight-line method over the assets estimated useful lives, generally from 3 to 15 years.

(e)	Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset before interest expense. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(f)	Deferred Income

Deferred income consists principally of advertising revenue invoiced in advance and gains resulting from the sale of certain assets to related parties. Deferred advertising revenue is recognized in income as services are provided over the term of the contract. Deferred gains are recognized in income in the consolidated financial statements at the time the assets are sold to an unrelated party or otherwise disposed of.

(g)	Revenue Recognition

The Company recognizes outdoor advertising revenue on an accrual basis ratably over the term of the contracts, as services are provided. Production revenue and the related expense for the advertising copy are recognized upon completion of the sale.

The Company engages in barter transactions where the Company trades advertising space for goods and services. The Company recognizes revenues and expenses from barter transactions at fair value, which is determined based on the Company’s own historical practice of receiving cash for similar advertising space

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

from buyers unrelated to the party in the barter transaction. The amount of revenue and expense recognized for advertising barter transactions is as follows:

	2009	2008	2007

Net revenues	$5,642	$5,531	$5,369
Direct advertising expenses	$2,808	$2,996	$2,820
General and administrative expenses	$2,867	$2,643	$2,546

(h)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i)	Earnings Per Share

The calculation of basic earnings per share excludes any dilutive effect of stock options and convertible debt, while diluted earnings per share includes the dilutive effect of stock options and convertible debt. The number of potentially dilutive shares excluded from the calculation because of their anti-dilutive effect are 2,580,092 for the year ended December 31, 2009, 5,879,893 for the year ended December 31, 2008 and 5,813,730 for the year ended December 31, 2007.

(j)	Stock Based Compensation

Compensation expense for share-based awards is recognized based on the grant date fair value of those awards. Stock-based compensation expense includes an estimate for pre-vesting forfeitures and is recognized over the requisite service periods of the awards on a straight-line basis, which is generally commensurate with the vesting term. Non-cash compensation expense recognized during the years ended December 31, 2009, 2008, and 2007 were $12,462, $9,005 and $27,488. The $12,462 expensed during the year ended December 31, 2009 consists of (i) $11,293 related to stock options, (ii) $911 related to stock grants, made under the Company’s performance-based stock incentive program in 2008 (iii) $258 related to stock awards to directors. See Note 14 for information on the assumptions we used to calculate the fair value of stock-based compensation.

(k)	Cash and Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

(l)	Foreign Currency Translation

Local currencies generally are considered the functional currencies outside the United States. Assets and liabilities for operations in local-currency environments are translated at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Cumulative translation adjustments are recorded as a component of accumulated other comprehensive income (loss) in stockholders’ equity.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(m)	Adjustments to Previously Reported Amounts

Immaterial Correction of an Error.  During the third quarter of 2009, the Company identified an error in accounting for lease escalations, resulting in an immaterial understatement of accrued expenses and direct advertising expense which effected periods beginnings fiscal 2005 through June 30, 2009. In accordance with Staff Accounting Bulletin (SAB) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, management evaluated the materiality of the error from qualitative and quantitative perspectives, and concluded the error was immaterial to the current and prior periods. The correction of the immaterial error resulted in an understatement of accrued expenses of $5,682 and $6,016 at December 31, 2008 and 2007, respectively, and an overstatement of net income of $677, and $1,450, for the years ended December 31, 2008 and 2007, respectively.

Consequently, the Company revised its historical financial statements for fiscal 2007, fiscal 2008 herein, and will revise the quarters within fiscal 2008 and 2009, when they are published in future filings. The Company recognized the cumulative effect of the error on periods prior to those that are presented herein and will be presented in future filings by increasing accrued expenses and accumulated deficit by $3,186 and $1,953, respectively, as of January 1, 2007.

Retrospective Adoption of New Accounting Standards:  On July 28, 2009, we filed a Current Report on Form 8-K in which we made adjustments to our consolidated financial statements and related notes included in our Form 2008 10-K for the year ended December 31, 2008 — the “2008 10-K”, by retrospectively adopting revisions to U.S. GAAP accounting standards for ASC 470, Debt — Debt with Conversion and Other Options. All periods and amounts presented in the consolidated financial statements and related notes included in our 2008 10-K have been retrospectively adjusted in accordance with the revised guidance. On adoption of the revisions we recorded additional interest expense net of income taxes as of December 31, 2007, December 31, 2008, of $3,785 and $6,884 respectively.

(n)	Asset Retirement Obligations

The Company’s required to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The liability is capitalized as part of the related long-lived asset’s carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. The Company’s asset retirement obligations relate primarily to the dismantlement, removal, site reclamation and similar activities of its properties.

(o)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(p)	Comprehensive Income

Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the Consolidated Statement of Changes in Stockholders’ Equity and Comprehensive Income. Accumulated other comprehensive income (loss) is composed of foreign currency translation effects and unrealized gains and losses on cash flow hedging instruments.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(q)	Fair Value Hedging — Interest Rate Swaps

The Company utilizes derivatives instruments such as interest rate swaps for purposes of hedging its exposure to changing interest rates. Derivative instruments subject to the requirements of ASC 815 are measured at fair value and recognized as assets or liabilities on the balance sheet. Upon entering into a derivative contract, the Company may designate the derivative as either a fair value hedge or a cash flow hedge, or decide that the contract is not a hedge, and thenceforth mark the contract to market through earnings. The Company documents the relationship between the derivative instrument designated as a hedge and the hedged items, as well as its objective for risk management and strategy for use of the hedging instrument to manage the risk. Derivative instruments designated as fair value or cash flow hedges are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Company assesses at inception, and on an ongoing basis, whether a derivative instrument used as a hedge is highly effective in offsetting changes in the fair value or cash flows of the hedged item. A derivative that is not a highly effective hedge does not qualify for hedge accounting. Changes in the fair value of a qualifying fair value hedge are recorded in earnings along with the gain or loss on the hedged item. Changes in the fair value of a qualifying cash flow hedge are recorded in other comprehensive income, until earnings are affected by the cash flows of the hedged item. When the cash flow of the hedged item is recognized in the statement of operations, the fair value of the associated cash flow hedge is reclassified from other comprehensive income into earnings.

Ineffective portions of a cash flow hedging derivative’s change in fair value are recognized currently in earnings as other income (expense). If a derivative instrument no longer qualifies as a cash flow hedge, hedge accounting is discontinued and the gain or loss that was recorded in other comprehensive incomes is recognized currently in income.

The Company entered into two interest rate swap agreements, one on December 6, 2007 that matured in December 2009, which converted $100,000 of variable rate debt to 3.89% fixed rate debt and another entered into on December 31, 2007 that matured on December 31, 2009 which converted $100,000 of variable rate debt to a 3.995% fixed rate debt. The derivatives were designated as cash flow hedges. The fair market value of these cash flow hedges at December 31, 2009, and December 31, 2008 was $0 and $(6,212) respectively and is reflected in other liabilities and other comprehensive (deficit) income on the balance sheet.

(r)	Subsequent Events

The Company has performed an evaluation of subsequent events through the date on which the financial statements are issued.

(2)	Acquisitions

Year Ended December 31, 2009

During the twelve months ended December 31, 2009, the Company completed several acquisitions of outdoor advertising assets for a total purchase price of approximately $4,457 in cash.

Each of these acquisitions was accounted for under the purchase method of accounting, and, accordingly, the accompanying consolidated financial statements include the results of operations of each acquired entity from the date of acquisition. The acquisition costs have been allocated to assets acquired and liabilities assumed based on preliminary fair market value estimates at the dates of acquisition. The allocations are pending final determination of the fair value of certain assets and liabilities. The following is a summary of the preliminary allocation of the acquisition costs in the above transactions.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Total

Property, plant and equipment	$1,066
Goodwill	3,288
Site locations	1,952
Customer lists and contracts	159
Current liabilities	(2,008)

$4,457

Total acquired intangible assets for the year ended December 31, 2009 was $5,399, of which $3,288 was assigned to goodwill. Although goodwill is not amortized for financial statement purposes, substantially all of the $3,288 is expected to be fully deductible for tax purposes. The remaining $2,111 of acquired intangible assets have a weighted average useful life of approximately 15 years. The intangible assets include customer lists and contracts of $159 (7 year weighted average useful life) and site locations of $1,952 (15 year weighted average useful life). The aggregate amortization expense related to the 2009 acquisitions for the year ended December 31, 2009 was approximately $50.

The following unaudited pro forma financial information for the Company gives effect to the 2009 and 2008 acquisitions as if they had occurred on January 1, 2008. These pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on such date or to project the Company’s results of operations for any future period.

	2009	2008

Net revenues	$1,056,300	$1,211,024
Net (loss) income applicable to common stock	$(58,177)	$(2,768)
Net (loss) income per common share — basic	$(0.63)	$(0.03)
Net (loss) income per common share — diluted	$(0.63)	$(0.03)

Year Ended December 31, 2008

During the twelve months ended December 31, 2008, the Company completed several acquisitions of outdoor advertising assets for a total purchase price of approximately $249,951 in cash.

Each of these acquisitions was accounted for under the purchase method of accounting, and, accordingly, the accompanying consolidated financial statements include the results of operations of each acquired entity from the date of acquisition. The acquisition costs have been allocated to assets acquired and liabilities assumed based on preliminary fair market value estimates at the dates of acquisition. The allocations are pending final determination of the fair value of certain assets and liabilities. The following is a summary of the preliminary allocation of the acquisition costs in the above transactions.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Total

Current assets	$16,999
Property, plant and equipment	98,673
Goodwill	40,781
Site locations	67,018
Non-competition agreements	2,792
Customer lists and contracts	12,354
Other assets	26,786
Current liabilities	(7,689)
Long term liabilities	(7,763)

$249,951

Total acquired intangible assets for the year ended December 31, 2008 was $122,945, of which $40,781 was assigned to goodwill. Although goodwill is not amortized for financial statement purposes, substantially all of the $40,781 is expected to be fully deductible for tax purposes. The remaining $82,164 of acquired intangible assets have a weighted average useful life of approximately 14 years. The intangible assets include customer lists and contracts of $12,354 (7 year weighted average useful life), site locations of $67,018 (15 year weighted average useful life), and non-competition agreements of $2,792 (6 year weighted average useful life). The aggregate amortization expense related to the 2008 acquisitions for the year ended December 31, 2008 was approximately $4,592.

The following unaudited pro forma financial information for the Company gives effect to the 2008 and 2007 acquisitions as if they had occurred on January 1, 2007. These pro forma results do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on such date or to project the Company’s results of operations for any future period.

	2008	2007

Net revenues	$1,213,650	$1,253,355
Net (loss) income applicable to common stock	$(1,183)	$33,446
Net (loss) income per common share — basic	$(0.01)	$0.35
Net (loss) income per common share — diluted	$(0.01)	$0.34

(3)	Noncash Financing and Investing Activities

For the years ended December 31, 2009, 2008 and 2007 there were no significant noncash financing or investing activities.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(4)	Property, Plant and Equipment

Major categories of property, plant and equipment at December 31, 2009 and 2008 are as follows:

	Estimated Life
	(Years)	2009	2008

Land	—	$298,295	$298,923
Building and improvements	10 — 39	110,294	109,547
Advertising structures	5 — 15	2,298,975	2,370,472
Automotive and other equipment	3 — 7	121,162	122,028

		$2,828,726	$2,900,970

(5)	Goodwill and Other Intangible Assets

The following is a summary of intangible assets at December 31, 2009 and December 31, 2008:

	Estimated	2009		2008
	Life	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	(Years)	Amount	Amortization	Amount	Amortization

Amortizable Intangible Assets:
Customer lists and contracts	7 — 10	$465,634	$429,674	$465,126	$415,753
Non-competition agreements	3 — 15	63,419	59,810	63,407	58,380
Site locations	15	1,371,968	741,599	1,367,511	649,596
Other	5 — 15	13,608	13,045	13,608	12,159

		$1,914,629	$1,244,128	$1,909,652	$1,135,888
Unamortizable Intangible Assets:
Goodwill		$1,677,918	$253,635	$1,670,031	$253,635

The changes in the gross carrying amount of goodwill for the year ended December 31, 2009 are as follows:

Balance as of December 31, 2008	$1,670,031
Goodwill acquired during the year	3,288
Purchase price adjustments and other	4,599
Impairment losses	—

Balance as of December 31, 2009	$1,677,918

Amortization expense for the year ended December 31, 2009 was $107,238. The following is a summary of the estimated amortization expense for future years:

Year ended December 31, 2010	$104,467
Year ended December 31, 2011	101,988
Year ended December 31, 2012	98,746
Year ended December 31, 2013	96,039
Year ended December 31, 2014	82,084
Thereafter	187,177

Total	$670,501

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(6)	Leases

The Company is party to various operating leases for production facilities, vehicles and sites upon which advertising structures are built. The leases expire at various dates, and have varying options to renew and to cancel and may contain escalation provisions. The following is a summary of minimum annual rental payments required under those operating leases that have original or remaining lease terms in excess of one year as of December 31, 2009:

2010	$149,142
2011	$126,387
2012	$111,533
2013	$97,564
2014	$85,681
Thereafter	$615,209

Rental expense related to the Company’s operating leases was $213,549, $221,314 and $202,132 for the years ended December 31, 2009, 2008 and 2007, respectively.

(7)	Accrued Expenses

The following is a summary of accrued expenses at December 31, 2009 and 2008:

	2009	2008

Payroll	$11,568	$7,437
Interest	44,663	36,761
Insurance benefits	11,099	10,738
Other	28,286	23,153

	$95,616	$78,089

(8)	Long-term Debt

Long-term debt consists of the following at December 31, 2009 and 2008:

	2009	2008

Bank Credit Agreement	$1,092,763	$1,290,625
2 7/8% Convertible Notes	3,273	265,591
7 1/4% Senior Subordinated Notes	386,765	387,278
6 5/8% Senior Subordinated Notes	400,000	400,000
6 5/8% Senior Subordinated Notes — Series B	205,077	203,584
6 5/8% Senior Subordinated Notes — Series C	264,062	262,568
9 3/4% Senior Notes	318,958	—
Other notes with various rates and terms	4,014	4,803

	2,674,912	2,814,449
Less current maturities	(121,282)	(58,751)

Long-term debt, excluding current maturities	$2,553,630	$2,755,698

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Long-term debt matures as follows:

2010	$121,282
2011	$199,449
2012	$420,816
2013	$434,247
2014	$629,022
Later years	$870,096

On December 23, 2002, Lamar Media Corp. completed an offering of $260,000 7 1/4% Senior Subordinated Notes due 2013. These notes are unsecured senior subordinated obligations and will be subordinated to all of Lamar Media’s existing and future senior debt, rank equally with all of Lamar Media’s existing and future senior subordinated debt and rank senior to any future subordinated debt of Lamar Media.

On June 12, 2003, Lamar Media Corp. issued $125,000 7 1/4% Senior Subordinated Notes due 2013 as an add on to the $260,000 issued in December 2002. The issue price of the $125,000 7 1/4% Notes was 103.661% of the principal amount of the notes, which yields an effective rate of 6 5/8%.

On June 16, 2003, the Company issued $287,500 2 7/8% Convertible Notes due 2010. The notes are convertible at the option of the holder into shares of Lamar Advertising Company Class A common stock at any time before the close of business on the maturity date, unless previously repurchased, at a conversion rate of 19.4148 shares per $1,000 principal amount of notes, subject to adjustments in some circumstances.

On August 16, 2005, Lamar Media Corp., issued $400,000 6 5/8% Senior Subordinated Notes due 2015. These notes are unsecured senior subordinated obligations and will be subordinated to all of Lamar Media’s existing and future senior debt, rank equally with all of Lamar Media’s existing and future senior subordinated debt and rank senior to all of our existing and any future subordinated debt of Lamar Media. These notes are redeemable at the company’s option anytime on or after August 15, 2010. The net proceeds from this issuance were used to reduce borrowings under Lamar Media’s bank credit facility.

On August 17, 2006, Lamar Media Corp. issued $216,000 6 5/8% Senior Subordinated Notes due 2015-Series B. These notes are unsecured senior subordinated obligations and will be subordinated to all of Lamar Media’s existing and future senior debt, rank equally with all of Lamar Media’s existing and future senior subordinated debt and rank senior to all of our existing and any future subordinated debt of Lamar Media. These notes are redeemable at the company’s option anytime on or after August 15, 2010. The net proceeds from this issuance were used to reduce borrowings under Lamar Media’s bank credit facility and repurchase the Company’s Class A common stock pursuant to its repurchase plan.

On July 3, 2007, the Company accepted for exchange $287,209 aggregate principal amount of its outstanding 2 7/8% Convertible Notes due 2010 (the “outstanding notes”), for newly issued 2 7/8% Convertible Notes due 2010 — Series B (the “new notes”) and cash pursuant to an exchange offer commenced on May 31, 2007. The settlement and exchange of new notes and payment of cash for the outstanding notes was made on July 3, 2007. Approximately 99% of the total outstanding notes were exchanged pursuant to the exchange offer, with approximately $291 aggregate principal amount of outstanding notes remaining outstanding immediately after the consummation of the exchange offer and the total debt outstanding unchanged.

The purpose of the exchange offer was to exchange outstanding notes for new notes with certain different terms, including the type of consideration the Company may use to pay holders who convert their notes. Among their features, the new notes are convertible into Class A common stock, cash or a combination thereof, at the Company’s option, subject to certain conditions, while the outstanding notes are convertible solely into Class A common stock.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

On October 11, 2007, Lamar Media Corp. issued $275,000 aggregate principal amount of 6 5/8% Senior Subordinated Notes due 2015 — Series C. These notes are unsecured senior subordinated obligations and will be subordinated to all of Lamar Media’s existing and future senior debt, rank equally with all of Lamar Media’s existing and future senior subordinated debt and rank senior to all of the existing and any future subordinated debt of Lamar Media. These notes are redeemable at the company’s option anytime on or after August 15, 2010. A portion of the net proceeds from the offering of the Notes was used to repay a portion of the amounts outstanding under Lamar Media’s revolving bank credit facility.

On March 23, 2009, the Company commenced a tender offer to purchase for cash any and all of its outstanding 2 7/8% Convertible Notes due 2010 — Series B. The tender offer expired on April 17, 2009. As a result of the tender offer, the Company accepted for payment $153,633 in principal amount of notes at a purchase price of 92% of the original principal amount of the notes, plus with respect to such convertible notes, all accrued and unpaid interest up to, but not including, the payment date of April 20, 2009. Pursuant to the terms of the tender offer, convertible notes not tendered, or tendered and validly withdrawn, in the tender offer remain outstanding, and the terms and conditions governing the note, including the covenants and other provisions contained in the indentures governing the notes, remain unchanged.

On July 14, 2009, the Company completed a tender offer to purchase for cash any and all of its then outstanding 2 7/8% Convertible Notes due 2010 — Series B. Upon expiration of the tender offer, the Company accepted for payment $120,415 in principal amount of notes at a purchase price of 97.75% of the original principal amount of the notes, all accrued and unpaid interest up to, but not including the payment date of July 15, 2009. Pursuant to the terms of the tender offer, convertible notes not tendered, or tendered and validly withdrawn, in the tender offer remain outstanding, and the terms and conditions governing the notes, including the covenants and other provisions contained in the indentures governing the notes, remain unchanged.

In addition, on August 18, 2009, the Company accepted for payment $7,050 in principal amount of 2 7/8% Convertible Notes due 2010 — Series B at a purchase price of $7,046, which was 99.9% of the original amount of the notes and on October 6, 2009, the Company accepted for payment $3,000 in principal amount of 2 7/8% Convertible Notes due 2010-Series B at a purchase price of $2,992, which was 99.75% of the original amount of the notes. Both of these prepayments were in privately negotiated transactions. There was $3,402 in principal amount of 2 7/8% Convertible Notes due 2010 remaining as of December 31, 2009.

On March 27, 2009, Lamar Media completed an institutional private placement of $350,000 in aggregate principal amount ($314,927 gross proceeds) of 9 3/4% Senior Notes due 2014. The institutional private placement resulted in net proceeds to Lamar Media of approximately $307,489.

The senior notes mature on April 1, 2014 and bear interest at a rate of 9 3/4% per annum, which is payable semi-annually on April 1 and October 1 of each year, beginning October 1, 2009. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The terms of the senior notes will, among other things, limit Lamar Media’s and its restricted subsidiaries’ ability to (i) incur additional debt and issue preferred stock; (ii) make certain distributions, investments and other restricted payments; (iii) create certain liens; (iv) enter into transactions with affiliates; (v) have the restricted subsidiaries make payments to Lamar Media; (vi) merge, consolidate or sell substantially all of Lamar Media’s or the restricted subsidiaries’ assets; and (vii) sell assets. These covenants are subject to a number of exceptions and qualifications.

Lamar Media may redeem up to 35% of the aggregate principal amount of the senior notes, at any time and from time to time, at a price equal to 109.75% of the aggregate principal amount so redeemed, plus accrued and unpaid interest thereon (including additional interest, if any), with the net cash proceeds of certain public equity offerings completed before April 1, 2012. At any time prior to April 1, 2014, Lamar Media may redeem some or all of the senior notes at a price equal to 100% of the principal amount plus a make-whole premium. In addition, if the Company or Lamar Media undergoes a change of control, Lamar Media may be

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

required to make an offer to purchase each holder’s senior notes at a price equal to 101% of the principal amount of the senior notes, plus accrued and unpaid interest (including additional interest, if any), up to but not including the repurchase date.

The Company’s obligations with respect to its convertible notes are not guaranteed by the Company’s direct or indirect wholly owned subsidiaries. Certain obligations of the Company’s wholly-owned subsidiary, Lamar Media Corp. are guaranteed by its wholly owned domestic subsidiaries.

Credit Facility

On September 30, 2005, Lamar Media Corp. replaced its bank credit facility. The new bank facility is comprised of a $400,000 revolving bank credit facility and a $400,000 term facility. The bank credit facility also includes a $500,000 incremental facility, which permits Lamar Media to request that its lenders enter into a commitment to make additional term loans to it, up to a maximum aggregate amount of $500,000. On February 8, 2006, Lamar Media entered into a Series A Incremental Term Loan Agreement and obtained commitments from its lenders for a term loan of $37,000, which was funded on February 27, 2006. The available uncommitted incremental loan facility was thereby reduced to $463,000.

On October 5, 2006, Lamar Media entered into a Series B Incremental Term Loan Agreement (the “Series B Incremental Loan Agreement”) and borrowed an additional $150,000 under the incremental portion of the bank credit facility. In conjunction with the Series B Incremental Loan Agreement, Lamar Media also entered into an amendment to the bank credit facility to restore the amount of the incremental loan facility to $500,000 (which under its old terms would have been reduced by the Series B Incremental Loan and had been reduced by the earlier Series A Incremental Loan described above). The lenders have no obligation to make additional term loans to Lamar Media under the incremental facility, but may enter into such commitments in their sole discretion.

On December 21, 2006, a wholly owned subsidiary of Lamar Media, Lamar Transit Advertising Canada Ltd., entered into a Series C Incremental Term Loan Agreement and obtained commitments from its lenders for a term loan of $20,000. The available uncommitted incremental loan facility was thereby reduced to $480,000.

On January 17, 2007, Lamar Media entered into a Series D Incremental Loan Agreement and obtained commitments from its lenders for a term loan of $7,000 which was funded on January 17, 2007.

On March 28, 2007, Lamar Media Corp., entered into a Series E Incremental Loan Agreement with its lenders, in the aggregate amount of $325,000, which was funded on March 28, 2007. The Series E Incremental Loans will mature March 31, 2013. Also, on March 28, 2007, Lamar Media Corp. entered into a Series F Incremental Loan Agreement in the aggregate amount of $250,000 which was funded on March 28, 2007. The Series F Incremental Loans will mature on March 31, 2014.

In conjunction with the Series E and F Term loans described above, the Company’s credit agreement dated as of September 30, 2005, was further amended by Amendment No. 3 dated March 28, 2007, to (i) permit the Series E and Series F Incremental Loans to be borrowed up to an aggregate of $575,000 and restore the amount available for additional incremental loans to $500,000 and (ii) delete the “Interest Coverage Ratio”, and the “Senior Coverage Ratio” financial covenants and the step-down to 5.75x from 6.0x in the “Total Debt Ratio” financial covenant.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The remaining quarterly amortizations of the Term facilities are as follows:

Term

March 31, 2010	$26,962.5
June 30, 2010 — March 31, 2011	$30,087.5
June 30, 2011 — September 30, 2011	$33,212.5
December 31, 2011 — March 31, 2012	$102,287.5
June 30, 2012 — September 30, 2012	$136,662.5
December 31, 2012 — March 31, 2013	$44,562.5
June 30, 2013 — December 31, 2013	$812.5
March 30, 2014	$309,562.5

On April 2, 2009, Lamar Media Corp. entered into Amendment No. 4 (“Amendment No. 4”) to its existing senior credit facility dated as of September 30, 2005 (as amended, the “Credit Agreement”) together with its subsidiary guarantors, its subsidiary borrowers, the Company, and JPMorgan Chase Bank, N.A., as Administrative Agent (“JPMorgan”) to, among other things: (i) reduce the amount of the revolving credit commitments available thereunder from $400,000 to $200,000; (ii) increase the interest rate margins for the revolving credit facility and term loans under the Credit Agreement; (iii) make certain changes to the provisions regarding mandatory prepayments of loans; (iv) amend certain financial covenants; and (v) cause Lamar Media and the subsidiary guarantors to pledge additional collateral of Lamar Media and its subsidiaries, including certain owned real estate properties, to secure loans made under the Credit Agreement. Amendment No. 4 and the changes it made to the Credit Agreement were effective as of April 6, 2009.

Amendment No. 4 also reduced Lamar Media’s incremental loan facility from $500,000 to $300,000. The incremental facility permits Lamar Media to request that its lenders enter into commitments to make additional term loans, up to a maximum aggregate amount of $300,000. Lamar Media’s lenders have no obligation to make additional loans out of the $300,000 incremental facility, but may enter into such commitments at their sole discretion.

As of December 31, 2009, there was $0 outstanding under the revolving facility. The revolving facility terminates September 30, 2012. Availability of the revolving facility is reduced by the amount of letters of credit outstanding. The company had $11,141 letters of credit outstanding as of December 31, 2009 and $188,859 availability under its revolving facility. Revolving credit loans may be requested under the revolving credit facility at any time prior to maturity. The loans bear interest, at the Company’s option, at the LIBOR Rate or JPMorgan Chase Prime Rate plus applicable margins, such margins being set from time to time based on the Company’s ratio of debt to trailing twelve month EBITDA, as defined in the agreement. The terms of the indenture relating to Lamar Advertising’s outstanding notes, Lamar Media’s bank credit facility and the indenture relating to Lamar Media’s outstanding notes restrict, among other things, the ability of Lamar Advertising and Lamar Media to:

•	dispose of assets;

•	incur or repay debt;

•	create liens;

•	make investments; and

•	pay dividends.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Lamar Media’s ability to make distributions to Lamar Advertising is also restricted under the terms of these agreements. Under Lamar Media’s credit facility the Company must maintain specified financial ratios and levels including:

•	fixed charges ratios;

•	senior debt ratios; and

•	total debt ratios.

Lamar Advertising and Lamar Media were in compliance with all of the terms of all of the indentures and the applicable bank credit agreement during the periods presented. Although the Company and Lamar Media are currently in compliance with all financial covenants, the Company’s operating results have been negatively impacted by the current economic downturn and there can be no assurance that a protracted recession will not further impact the Company’s results and, in turn, its ability to meet these requirements in the future. If Lamar Media fails to comply with its financial covenants, the lenders under the senior credit facility could accelerate all of the debt outstanding and could lead to a default under the indentures governing the Company’s and Lamar Media’s outstanding notes.

(9)	Asset Retirement Obligation

The Company’s asset retirement obligation includes the costs associated with the removal of its structures, resurfacing of the land and retirement cost, if applicable, related to the Company’s outdoor advertising portfolio. The following table reflects information related to our asset retirement obligations:

Balance at December 31, 2007	$150,046
Additions to asset retirement obligations	6,178
Accretion expense	10,177
Liabilities settled	(5,678)

Balance at December 31, 2008	160,723
Additions to asset retirement obligations	166
Accretion expense	10,276
Liabilities settled	(10,905)

Balance at December 31, 2009	$160,260

(10)	Depreciation and Amortization

The Company includes all categories of depreciation and amortization on a separate line in its Statement of Operations. The amounts of depreciation and amortization expense excluded from the following operating expenses in its Statement of Operations are:

	Year Ended December 31,
	2009	2008	2007

Direct expenses	$318,561	$312,028	$287,422
General and administrative expenses	6,528	7,325	8,212
Corporate expenses	11,636	12,301	11,245

	$336,725	$331,654	$306,879

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(11)	Income Taxes

In January 2007, we adopted Accounting for Uncertainty in Income Taxes which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, it provides guidance on the measurement, derecognition, classification and disclosure of tax positions, as well as the accounting for related interest and penalties, and is effective for fiscal years beginning after December 15, 2006. We are required to record the impact of adopting this guidance as an adjustment to the January 1, 2007 beginning balance of retained earnings rather than our consolidated statement of income.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance of December 31, 2008	$868
Plus: additions based on tax positions related to the current year	35
Plus: additions for tax positions of prior years	16
Less: reductions made for tax positions of prior years	—
Settlements	—

Balance of December 31, 2009	$919

Included in the balance of unrecognized benefits as of December 31, 2009, are $919 of tax benefits that, if recognized in future periods, would impact our effective tax rate.

To the extent penalties and interest would be assessed on any underpayment of income tax, such amounts have been accrued and included in our accrued current tax liability in our consolidated balance sheets. This is an accounting policy election we made that is a continuation of our historical policy, and we intend to continue to consistently apply the policy in the future. During 2009, we accrued $20 in gross interest and penalties.

In addition, we are subject to both income taxes in the United States and in many of the 50 individual states. In addition, the Company is subject to income taxes in Canada and in the Commonwealth of Puerto Rico. We are open to examination in United States and in various individual states for tax years ended December 2005 through December 2008. We are also open to examination for the years ended 2002-2003 resulting from net operating losses generated and available for carry forward from those years.

We do not anticipate a significant change in the balance of unrecognized tax benefits within the next 12 months.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Income tax expense (benefit) for the years ended December 31, 2009, 2008 and 2007, consists of:

	Current	Deferred	Total

Year ended December 31, 2009:
U.S. federal	$(20,062)	$(14,862)	$(34,924)
State and local	1,960	(2,939)	(979)
Foreign	2,121	(2,319)	(198)

	$(15,981)	$(20,120)	$(36,101)

Year ended December 31, 2008:
U.S. federal	$(12,845)	$19,628	$6,783
State and local	893	2,092	2,985
Foreign	1,363	(1,782)	(419)

	$(10,589)	$19,938	$9,349

Year ended December 31, 2007:
U.S. federal	$21,753	$2,240	$23,993
State and local	7,148	1,163	8,311
Foreign	2,153	(556)	1,597

	$31,054	$2,847	$33,901

As of December 31, 2009 and 2008, the company had income taxes refundable of $35,731 and $21,393, respectively, included in other current assets on the balance sheet.

Income tax expense attributable to continuing operations for the years ended December 31, 2009, 2008 and 2007, differs from the amounts computed by applying the U.S. federal income tax rate of 35 percent for 2009 and 2008 and 2007, to income before income taxes as follows:

	2009	2008	2007

Computed expected tax (benefit) expense	$(32,948)	$4,029	$26,209
Increase (reduction) in income taxes resulting from:
Book expenses not deductible for tax purposes	816	1,482	1,104
Stock-based compensation	(3,534)	2,145	880
Amortization of non-deductible goodwill	6	25	30
State and local income taxes, net of federal income tax benefit	(636)	1,346	6,174
Undistributed earnings of foreign subsidiaries	828	821	465
Net operating loss valuation allowance	(9)	594	(772)
Other differences, net	(624)	(1,093)	(189)

	$(36,101)	$9,349	$33,901

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are presented below:

	2009	2008

Current deferred tax assets:
Receivables, principally due to allowance for doubtful accounts	$6,298	$6,124
Accrued liabilities not deducted for tax purposes	2,890	2,401
Tax credits	3,912	—
Other	423	424

Net current deferred tax asset	$13,523	$8,949

	2009	2008

Non-current deferred tax liabilities:
Plant and equipment, principally due to differences in depreciation	$(37,676)	$(33,135)
Intangibles, due to differences in amortizable lives	(267,199)	(251,085)
Undistributed earnings of foreign subsidiaries	(2,940)	(2,112)
Debt, due to 2 7/8% convertible notes discount	(41)	(8,435)
Other, net	—	(134)
Investments in partnerships	(973)	(127)

Net non-current tax liabilities	(308,829)	(295,028)

Non-current deferred tax assets:
Plant and equipment, due to basis differences on acquisitions and costs capitalized for tax purposes	19,074	21,107
Investment in affiliates and plant and equipment, due to gains recognized for tax purposes and deferred for financial reporting purposes	933	933
Accrued liabilities not deducted for tax purposes	26,438	13,540
Net operating loss carry forward	94,140	50,958
Asset retirement obligation	51,857	49,893
Tax credits	1,516	25,596
Interest rate swap agreement	—	2,403
Other, net	87	—
Charitable contribution carry forward	333	218

Total Non-current deferred tax assets	194,378	164,648
Less: valuation allowance	(1,679)	(1,692)

Net non-current deferred tax assets	192,699	162,956

Net non-current deferred tax liability	$(116,130)	$(132,072)

During 2009, we generated $107,713 of U.S. net operating losses. As of December 31, 2009, we had approximately $216,741 of U.S. net operating loss carry forwards remaining to offset future taxable income. Of this amount, $43,201 is subject to an IRC § 382 limitation of $11,793 per year. These carry forwards expire between 2022 through 2029. During 2009, we generated $95,797 of US alternative minimum tax net operating losses, which will be used to carry back to the 2004, 2005, 2006 and 2007 tax years. In addition, we have $5,071 of various credits available to offset future U.S. federal income tax.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

As of December 31, 2009 we have approximately $328,832 state net operating losses before valuation allowances. These state net operating losses are available to reduce future taxable income and expire at various times and amounts. Management has determined that a valuation allowance related to state net operating loss carry forwards is necessary. The valuation allowance for these deferred tax assets as of December 31, 2009 and 2008 was $1,679, $1,692, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2009, 2008, 2007 was a (decrease) increase of $(13), $594 and $(772), respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those jurisdictions during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carry back and carry forward periods), projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical federal taxable income and projections for future federal taxable income over the periods for which the U.S. deferred tax assets are deductible, management believes that it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2009. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

We have a deferred tax liability of approximately $2,940 for the undistributed earnings of our foreign operations that arose in 2009 and prior years. We have recognized current year tax expense of approximately $828 for the change in this deferred tax liability. As of December 31, 2009, the undistributed earnings of these subsidiaries were approximately $8,400.

(12)	Related Party Transactions

Affiliates, as used within these statements, are persons or entities that are affiliated with Lamar Advertising Company or its subsidiaries through common ownership and directorate control.

Prior to 1996, the Company entered into various related party transactions for the purchase and sale of advertising structures whereby any resulting gains were deferred at that date. As of December 31, 2009 and 2008, the deferred gains related to these transactions were $933 and are included in deferred income on the balance sheets. No gains related to these transactions have been realized in the Statement of Operations for the years ended December 31, 2009, 2008 and 2007.

In addition, the Company had receivables from employees of $619 and $142 at December 31, 2009 and 2008, respectively. These receivables are primarily relocation loans for employees. The Company does not have any receivables from its current executive officers.

Effective July 1, 1996, the Lamar Texas Limited Partnership, one of the Company’s subsidiaries, and Reilly Consulting Company, L.L.C., which Kevin P. Reilly, Sr. controls, entered into a consulting agreement which was amended January 1, 2004. This consulting agreement as amended has a term through December 31, 2008 with automatic renewals for successive one year periods after that date unless either party provides written termination to the other. The amended agreement provides for an annual consulting fee of $190 for the five year period commencing on January 1, 2004 and an annual consulting fee of $150 for any subsequent one year renewal term. As of December 31, 2009, this consulting agreement was renewed for one additional year at the previously agreed fee of $150 per year. The agreement also contains a non-disclosure provision and a non-competition restriction which extends for two years beyond the termination agreement.

The Company also had a lease arrangement with Deanna Enterprises, LLC (formerly Reilly Enterprises, LLC), which Kevin P. Reilly Sr. controls, for the use of an airplane. The Company paid a monthly fee plus expenses which entitled the Company to 6.67 hours of flight time, with any unused portion carried over into

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

the next month. This agreement was amended in October 2004, whereby the Company would pay $100 per year for 125 guaranteed flight hours. This agreement was cancelled as of December 31, 2008. Total fees paid under these arrangements for fiscal 2008 and 2007 were approximately $59 and $102, respectively.

(13)	Stockholders’ Equity

On July 16, 1999, the Board of Directors designated 5,720 shares of the 1,000,000 shares of previously undesignated preferred stock, par value $.001, as Series AA preferred stock. The Class A preferred stock, par value $638, was exchanged for the new Series AA preferred stock and no shares of Class A preferred stock are currently outstanding. The new Series AA preferred stock and the Class A preferred stock rank senior to the Class A common stock and Class B common stock with respect to dividends and upon liquidation. Holders of Series AA preferred stock and Class A preferred stock are entitled to receive, on a pari passu basis, dividends at the rate of $15.95 per share per quarter when, as and if declared by the Board of Directors. The Series AA preferred stock and the Class A preferred stock are also entitled to receive, on a pari passu basis, $638 plus a further amount equal to any dividend accrued and unpaid to the date of distribution before any payments are made or assets distributed to the Class A common stock or Class B stock upon voluntary or involuntary liquidation, dissolution or winding up of the Company. The liquidation value of the outstanding Series AA preferred stock at December 31, 2009 was $3,649. The Series AA preferred stock and the Class A preferred stock are identical, except that the Series AA preferred stock is entitled to one vote per share and the Class A preferred stock is not entitled to vote.

All of the outstanding shares of common stock are fully paid and nonassessable. In the event of the liquidation or dissolution of the Company, following any required distribution to the holders of outstanding shares of preferred stock, the holders of common stock are entitled to share pro rata in any balance of the corporate assets available for distribution to them. The Company may pay dividends if, when and as declared by the Board of Directors from funds legally available therefore, subject to the restrictions set forth in the Company’s existing indentures and the bank credit facility. Subject to the preferential rights of the holders of any class of preferred stock, holders of shares of common stock are entitled to receive such dividends as may be declared by the Company’s Board of Directors out of funds legally available for such purpose. No dividend may be declared or paid in cash or property on any share of either class of common stock unless simultaneously the same dividend is declared or paid on each share of the other class of common stock, provided that, in the event of stock dividends, holders of a specific class of common stock shall be entitled to receive only additional shares of such class.

The rights of the Class A and Class B common stock are equal in all respects, except holders of Class B common stock have ten votes per share on all matters in which the holders of common stock are entitled to vote and holders of Class A common stock have one vote per share on such matters. The Class B common stock will convert automatically into Class A common stock upon the sale or transfer to persons other than permitted transferees (as defined in the Company’s certificate of incorporation, as amended).

In August 2006, Lamar announced a repurchase plan program of up to $250,000 of the Company’s Class A common stock, which was completed in July 2007. In February 2007, the Company’s board of directors approved an additional repurchase program of up to $500,000 of the Company’s Class A common stock, which expired on February 22, 2009. During the twelve months ended, December 31, 2009 and December 31, 2008, the Company purchased 0 and 2,629,007 shares, respectively of its Class A common stock under this plan for an aggregate purchase price of $0 and $93,390, respectively. These share repurchases were made on the open market or in privately negotiated transactions. The timing and amount of the shares repurchased were determined by Lamar’s management based on its evaluation of market conditions and other factors. All repurchased shares are available for future use for general corporate and other purposes.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The Company’s board of directors declared a special dividend of $3.25 per share of Common Stock. The dividend of $318,303 in aggregate amount was paid on March 30, 2007 to stockholders of record on March 22, 2007. As of March 22, 2007, Lamar had 82,541,461 shares of Class A Common Stock and 15,397,865 shares of Class B Common Stock outstanding. The Class B Common Stock is convertible into Class A Common Stock on a one-for-one-basis at the option of its holder.

(14)	Stock Compensation Plans

Equity Incentive Plan.  Lamar’s 1996 Equity Incentive Plan has reserved 13 million shares of common stock for issuance to directors and employees, including options granted and common stock reserved for issuance under its performance-based incentive program. Options granted under the plan expire ten years from the grant date with vesting terms ranging from three to five years which primarily includes 1) options that vest in one-fifth increments beginning on the grant date and continuing on each of the first four anniversaries of the grant date and 2) options that cliff-vest on the fifth anniversary of the grant date. All grants are made at fair market value based on the closing price of our Class A common stock as reported on the NASDAQ Global Select Market.

We use a Black-Scholes-Merton option pricing model to estimate the fair value of share-based awards. The Black-Scholes-Merton option pricing model incorporates various highly subjective assumptions, including expected term and expected volatility. We have reviewed our historical pattern of option exercises and have determined that meaningful differences in option exercise activity existed among vesting schedules. Therefore, for all stock options granted after January 1, 2006, we have categorized these awards into two groups of vesting 1) 5-year cliff vest and 2) 4-year graded vest, for valuation purposes. We have determined there were no meaningful differences in employee activity under our ESPP due to the nature of the plan.

We estimate the expected term of options granted using an implied life derived from the results of a hypothetical mid-point settlement scenario, which incorporates our historical exercise, expiration and post-vesting employment termination patterns, while accommodating for partial life cycle effects. We believe these estimates will approximate future behavior.

We estimate the expected volatility of our Class A common stock at the grant date using a blend of 75% historical volatility of our Class A common stock and 25% implied volatility of publicly traded options with maturities greater than six months on our Class A common stock as of the option grant date. Our decision to use a blend of historical and implied volatility was based upon the volume of actively traded options on our common stock and our belief that historical volatility alone may not be completely representative of future stock price trends.

Our risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. We assumed an expected dividend yield of zero since the Company has historically not paid dividends on Class A common stock, except for special dividends in 2007.

We estimate option forfeitures at the time of grant and periodically revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We record stock-based compensation expense only for those awards expected to vest using an estimated forfeiture rate based on our historical forfeiture data.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	Dividend	Expected	Risk Free	Expected
Grant Year	Yield	Volatility	Interest Rate	Lives

2009	0%	55%	2%	5
2008	0%	28%	3%	7
2007	0%	30%	5%	5

Information regarding the 1996 Plan for the year ended December 31, 2009 is as follows:

		Weighted	Weighted
		Average	Average
		Exercise	Contractual
	Shares	Price	Life

Outstanding, beginning of year	3,386,746	$38.12
Granted	2,879,138	17.34
Exercised	(111,843)	17.32
Canceled	(2,934,702)	37.89

Outstanding, end of year	3,219,339	$20.47	9.07

Exercisable at end of year	712,078	$24.59	8.23

At December 31, 2009 there was $20,748 of unrecognized compensation cost related to stock options granted which is expected to be recognized over a weighted-average period of 3.32 years.

On July 2, 2009, we completed a tender offer for 250 eligible participants to exchange some or all of certain outstanding options (the “Eligible Options”) for new options to be issued under the Company’s 1996 Equity Incentive Plan, as amended. We have accepted for cancellation Eligible Options to purchase an aggregate of 2,630,474 shares of the Company’s Class A common stock, representing 86.2% of the total number of shares of Class A common stock underlying all Eligible Options. In exchange for the Eligible Options surrendered in the Offer, we issued new options to purchase up to an aggregate of 1,030,819 shares of the Company’s Class A common stock under the 1996 Plan. Each new option has an exercise price per share of $15.67, the closing price of the Company’s Class A common stock on the NASDAQ Global Select Market on July 2, 2009. Eligible Options not tendered for exchange remain outstanding according to their original terms and are subject to the 1996 Plan. An incremental cost of $1,923 will be recognized over the 5 year vesting term of the new options using the bifurcation method.

The exchange of Eligible Options has been accounted for as a modification. In calculating the incremental compensation cost of a modification, the fair value of the modified award was compared to the fair value of the original award measured immediately before its terms and conditions were modified. The Company elected to use a binomial lattice model solely to determine the incremental compensation cost associated with the underwater options because it more appropriately captures exercise and cancellation patterns needed in the valuation. There were no significant changes in assumptions utilized in the determination of the incremental compensation cost of the modification.

Shares available for future stock option and restricted share grants to employees and directors under existing plans were 2,603,978 at December 31, 2009. The aggregate intrinsic value of options outstanding as of December 31, 2009 was $38,001, and the aggregate intrinsic value of options exercisable was $6,418. Total intrinsic value of options exercised was $1,095 for the year ended December 31, 2009.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes our non-vested stock option activity for year ended December 31, 2009:

		Weighted Average
		Grant Date
	Shares	Fair Value

Non-vested stock options at the beginning of the period	1,014,955	$17.09
Granted	2,879,138	8.62
Vested	868,939	11.66
Canceled	539,169	16.79

Non-vested stock options at the end of the period	2,485,985	$9.31

Stock Purchase Plan.  On May 25, 2000, the stockholders approved the 2000 Employee Stock Purchase Plan whereby 500,000 shares of the Company’s Class A common stock were reserved for issuance under the Plan. Under this plan, eligible employees could purchase stock at 85% of the fair market value of a share on the offering commencement date or the respective purchase date whichever was lower. Purchases were limited to ten percent of an employee’s total compensation. The initial offering under the Plan commenced on April 1, 2000 with a single purchase date on June 30, 2000. Subsequent offerings commenced each year on July 1 with a termination date of December 31 and purchase dates on September 30 and December 31; and on January 1 with a termination date on June 30 and purchase dates on March 31 and June 30. In accordance with the Plan, the number of shares available for issuance under the plan was increased at the beginning of each fiscal year by the lesser of 500,000 shares or one tenth of 1% of the total of shares outstanding or a lessor amount determined by the board of directors.

Lamar Advertising’s 2000 Employee Stock Purchase Plan (the “2000 ESPP”) reserved 924,000 shares of common stock for issuance to employees. The 2000 ESPP was terminated following the issuance of all shares that were subject to the offer that commenced under the 2000 ESPP on January 1, 2009 and ended June 30, 2009. In 2009, we adopted a new employee stock purchase plan. Our 2009 Employee Stock Purchase Plan was adopted by our Board of Directors in February 2009 and approved by our shareholders on May 28, 2009. The terms of the 2009 ESPP are substantially the same as the 2000 ESPP. The following is a summary of ESPP share activity for the year ended December 31, 2009:

Shares

2000 ESPP Plan Shares available for future purchases, January 1, 2009	238,087
Purchases under 2000 ESPP Plan	(149,933)
Share reserved for issuance during 2009	500,000

Shares available as of June 30, 2009 & transferred to the 2009 ESPP Plan	588,154
Purchases under 2009 ESPP plan	(107,296)

Total shares available at December 31, 2009 under the 2009 ESPP Plan	480,858

Performance-based compensation.  Unrestricted shares of our Class A common stock may be awarded to key officers and employees under our 1996 Plan based on certain Company performance measures for fiscal 2009. The number of shares to be issued; if any, will be dependent on the level of achievement of these performance measures as determined by the Company’s Compensation Committee based on our 2009 results and were issued in the first quarter of 2010. The shares subject to these awards can range from a minimum of 0% to a maximum of 100% of the target number of shares depending on the level at which the goals are attained. Based on the Company’s performance measures achieved through December 31, 2009, the Company has accrued $1,169 as compensation expense related to these agreements.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(15)	Benefit Plans

The Company sponsors a partially self-insured group health insurance program. The Company is obligated to pay all claims under the program, which are in excess of premiums, up to program limits. The Company is also self-insured with respect to its income disability benefits and against casualty losses on advertising structures. Amounts for expected losses, including a provision for losses incurred but not reported, is included in accrued expenses in the accompanying consolidated financial statements. As of December 31, 2009, the Company maintained $9,357 in letters of credit with a bank to meet requirements of the Company’s worker’s compensation and general liability insurance carrier.

Savings and Profit Sharing Plan

The Company sponsors The Lamar Corporation Savings and Profit Sharing Plan covering eligible employees who have completed one year of service and are at least 21 years of age. The Company has the option to match 50% of employees’ contributions up to 5% of eligible compensation. Employees can contribute up to 100% of compensation. Full vesting on the Company’s matched contributions occurs after three years for contributions made after January 1, 2002. Annually, at the Company’s discretion, an additional profit sharing contribution may be made on behalf of each eligible employee. For the year ended December 31, 2009, the Company did not match contributions. The Company matched contributions of $3,237 and $3,124 for the years ended December 31, 2008 and 2007, respectively.

Deferred Compensation Plan

The Company sponsors a Deferred Compensation Plan for the benefit of certain of its board-elected officers who meet specific age and years of service and other criteria. Officers that have attained the age of 30 and have a minimum of 10 years of to the Company service and satisfying additional eligibility guidelines are eligible for annual contributions to the Plan generally ranging from $3 to $8, depending on the employee’s length of service. The Company’s contributions to the Plan are maintained in a rabbi trust and, accordingly, the assets and liabilities of the Plan are reflected in the balance sheet of the Company in other assets and other liabilities. Upon termination, death or disability, participating employees are eligible to receive an amount equal to the fair market value of the assets in the employee’s deferred compensation account. For the years ended December 31, 2009 and 2008, the Company did not contribute to the Plan. The Company contributed $861 to the Plan during the year ended December 31, 2007.

On December 8, 2005, the Company’s Board of Directors approved an amendment to the Lamar Deferred Compensation Plan in order to (1) to comply with the requirements of Section 409A of the Internal Revenue Code applicable to deferred compensation and (2) to reflect changes in the administration of the Plan. The Company’s Board of Directors also approved the adoption of a grantor trust pursuant to which amounts may be set aside, but remain subject to claims of the Company’s creditors, for payments of liabilities under the new plan, including amounts contributed under the old plan.

(16)	Commitment and Contingencies

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or liquidity.

(17)	Summarized Financial Information of Subsidiaries

Separate financial statements of each of the Company’s direct or indirect wholly owned subsidiaries that have guaranteed Lamar Media’s obligations with respect to its publicly issued notes (collectively, the

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

“Guarantors”) are not included herein because the Company has no independent assets or operations, the guarantees are full and unconditional and joint and several and the only subsidiaries that are not a guarantors are in the aggregate minor.

Lamar Media’s ability to make distributions to Lamar Advertising is restricted under both the terms of the indentures relating to Lamar Media’s outstanding notes and by the terms of its senior credit facility. As of December 31, 2009 and December 31, 2008, Lamar Media was permitted under the terms of its outstanding notes (other than the senior notes) to make transfers to Lamar Advertising in the form of cash dividends, loans or advances in amounts up to $1,156,267 and $970,420, respectively. Under its senior credit facility, however, if the total holdings debt ratio (as defined in the senior credit facility) is greater than 5.5 to 1, or if under the senior notes Lamar Media’s senior leverage ratio (as defined in the indenture for the senior notes) is greater than or equal to 3.0 to 1, transfers to Lamar Advertising are subject to additional restrictions. As of December 31, 2009, the total holdings debt ratio was greater than 5.5 to 1 and, therefore, transfers to Lamar Advertising were restricted to the following: (a) payments to allow Lamar Advertising to pay dividends on its outstanding Series AA Preferred Stock and (b) payments in respect of “Qualified Holdings Obligations” (as defined in the senior credit facility), consisting of interest on convertible notes and certain fees, costs and expenses, incurred from time to time by Lamar Advertising on behalf of Lamar Media and its subsidiaries. As of December 31, 2009, Lamar Media’s senior leverage ratio was greater than 3.0 to 1 and, therefore, transfers to Lamar Advertising were restricted to a series of baskets specified in the Indenture, including payments of Lamar Media’s operating expenses in an aggregate amount in any fiscal year not to exceed 5% of the total operating expenses of Lamar Media and its restricted subsidiaries and other restricted payments not in excess of $500 in any fiscal year of Lamar Media.

(18)	Fair Value of Financial Instruments

At December 31, 2009 and 2008, the Company’s financial instruments included cash and cash equivalents, marketable securities, accounts receivable, investments, accounts payable, borrowings and derivative contracts. The fair values of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings and current portion of long-term debt approximated carrying values because of the short-term nature of these instruments. Investments and derivative contracts are reported at fair values. Fair values for investments held at cost are not readily available, but are estimated to approximate fair value. The following table provides fair value measurement information for liabilities reported in the accompanying Condensed Consolidated Balance Sheet as of December 31, 2009:

As of December 31, 2009
Fair Value Measurements Using:
			Quoted	Significant
			Prices in	Other
			Active	Observable	Significant
	Carrying	Total Fair	Markets	Inputs	Unobservable
	Amount	Value	(Level 1)	(Level 2)	Inputs (Level 3)

Long-term debt (including current maturities)	$2,674,912	$2,730,906	$2,730,906	$—	$—

Fair Value Measurements and Disclosures (formerly SFAS 157) established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As presented in the table above, this hierarchy consists of three broad levels. Level 1 inputs on the hierarchy consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. Level 2 inputs are other than quoted prices in active markets included in Level 1, and Level 3 inputs have the lowest priority and include significant inputs that are generally less observable from objective sources. When available, we measure fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. We currently do not use Level 2 or Level 3 inputs to measure fair value.

LAMAR ADVERTISING COMPANY
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The following methods and assumptions were used to estimate the fair values of the assets and liabilities in the table above.

Level 1 Fair Value Measurements

Long-term debt — The Fixed Rate Notes and Floating Rate Notes are actively traded in an established market. The fair values of these debt instruments are based on quotes obtained through financial information services and/or major financial institutions.

(19)	Quarterly Financial Data (Unaudited)

	Year 2009 Quarters
	March 31	June 30	September 30	December 31

Net revenues	$247,248	$274,736	$271,766	$262,315
Net revenues less direct advertising expenses	$146,267	$175,292	$174,136	$162,645
Net loss applicable to common stock	$(21,829)	$(11,928)	$(4,872)	$(19,774)
Net loss per common share basic	$(0.24)	$(0.13)	$(0.05)	$(0.22)
Net loss per common share — diluted	$(0.24)	$(0.13)	$(0.05)	$(0.22)

	Year 2008 Quarters
	March 31	June 30	September 30	December 31

Net revenues	$282,776	$323,819	$312,516	$279,308
Net revenues less direct advertising expenses	$177,551	$213,317	$198,541	$171,350
Net (loss) income applicable to common stock	$(3,567)	$12,305	$1,739	$(8,680)
Net (loss) income per common share basic	$(0.04)	$0.13	$0.02	$(0.09)
Net (loss) income per common share — diluted	$(0.04)	$0.13	$0.02	$(0.09)

(20)	Subsequent Event

On February 12, 2010, the Company paid in full the remaining Series C Incremental Term Loan agreement in the amount of $17,250 using available cash on hand.

SCHEDULE 2

Lamar Advertising Company
And Subsidiaries
Valuation and Qualifying Accounts
Years Ended December 31, 2009, 2008 and 2007

	Balance at	Charged to		Balance at
	Beginning	Costs and		End of
	of Period	Expenses	Deductions	Period
	(In thousands)

Year ended December 31, 2009 Deducted in balance sheet from trade accounts receivable:
Allowance for doubtful accounts	$10,000	12,663	13,113	$9,550
Deducted in balance sheet from intangible assets:
Amortization of intangible assets	$1,389,523	108,292	52	$1,497,763
Year ended December 31, 2008 Deducted in balance sheet from trade accounts receivable:
Allowance for doubtful accounts	$6,740	14,365	11,105	$10,000
Deducted in balance sheet from intangible assets:
Amortization of intangible assets	$1,282,542	106,981	—	$1,389,523
Year ended December 31, 2007 Deducted in balance sheet from trade accounts receivable:
Allowance for doubtful accounts	$6,400	7,166	6,826	$6,740
Deducted in balance sheet from intangible assets:
Amortization of intangible assets	$1,173,293	109,249	—	$1,282,542

Management’s Report on Internal Control Over Financial Reporting

The management of Lamar Media Corp. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act.

Lamar Media’s management assessed the effectiveness of Lamar Media’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal-Control Integrated Framework. Based on this assessment, Lamar Media’s management has concluded that, as of December 31, 2009, Lamar Media’s internal control over financial reporting is effective based on those criteria. The effectiveness of Lamar Media’s internal control over financial reporting as of December 31, 2009 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this filing.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Lamar Media Corp.:

We have audited Lamar Media Corp.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Lamar Media Corp.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Lamar Media Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Lamar Media Corp. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholder’s equity and comprehensive income (deficit), and cash flows for each of the years in the three-year period ended December 31, 2009, and the financial statement schedule, and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements and schedule.

/s/  KPMG LLP
KPMG LLP

Baton Rouge, Louisiana
February 26, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Lamar Media Corp.:

We have audited the accompanying consolidated balance sheets of Lamar Media Corp. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholder’s equity and comprehensive income (deficit), and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lamar Media Corp. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Lamar Media Corp.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/  KPMG LLP
KPMG LLP

Baton Rouge, Louisiana
February 26, 2010

LAMAR MEDIA CORP.
AND SUBSIDIARIES

Consolidated Balance Sheets
December 31, 2009 and 2008

	2009	2008
	(In thousands, except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$105,306	$14,139
Receivables, net of allowance for doubtful accounts of $9,550 and $10,000 in 2009 and 2008	142,518	155,043
Prepaid expenses	40,588	44,377
Deferred income tax assets (note 6)	13,523	8,948
Other current assets	52,251	39,183

Total current assets	354,186	261,690

Property, plant and equipment	2,828,726	2,900,970
Less accumulated depreciation and amortization	(1,421,815)	(1,305,937)

Net property, plant and equipment	1,406,911	1,595,033

Goodwill (note 3)	1,414,131	1,406,254
Intangible assets, net (note 3)	669,938	773,140
Deferred financing costs net of accumulated amortization of $28,592 and $22,817 as of 2009 and 2008 respectively	30,660	18,538
Other assets	36,012	43,412

Total assets	$3,911,838	$4,098,067

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Trade accounts payable	$10,678	$15,108
Current maturities of long-term debt (note 5)	118,009	58,751
Accrued expenses (note 4)	84,877	67,351
Deferred income	36,131	30,612

Total current liabilities	249,695	171,822
Long-term debt (note 5)	2,553,630	2,777,607
Deferred income tax liabilities (note 6)	148,765	158,657
Asset retirement obligation	160,260	160,723
Other liabilities	18,016	15,354

Total liabilities	3,130,366	3,284,163

Stockholder’s equity:
Common stock, $.01 par value, authorized 3,000 shares; 100 shares issued and outstanding at 2009 and 2008	—	—
Additional paid-in-capital	2,534,783	2,517,481
Accumulated comprehensive income (deficit)	5,248	(1,066)
Accumulated deficit	(1,758,559)	(1,702,511)

Stockholder’s equity	781,472	813,904

Total liabilities and stockholder’s equity	$3,911,838	$4,098,067

See accompanying notes to consolidated financial statements.

LAMAR MEDIA CORP.
AND SUBSIDIARIES

Consolidated Statements of Operations
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(In thousands)

Net revenues	$1,056,065	$1,198,419	$1,209,555

Operating expenses (income):
Direct advertising expenses (exclusive of depreciation and amortization)	397,725	437,660	410,762
General and administrative expenses (exclusive of depreciation and amortization)	186,733	207,321	210,793
Corporate expenses (exclusive of depreciation and amortization)	42,265	49,398	59,040
Depreciation and amortization	336,725	331,654	306,879
Gain on disposition of assets	(5,424)	(7,363)	(3,914)

	958,024	1,018,670	983,560

Operating income	98,041	179,749	225,995
Other expense (income):
Gain on disposition of investment	(1,445)	(1,814)	(15,448)
Interest income	(462)	(1,202)	(2,598)
Interest expense	191,917	157,918	161,207

	190,010	154,902	143,161

(Loss) income before income tax expense	(91,969)	24,847	82,834
Income tax (benefit) expense (note 6)	(36,146)	14,487	37,283

Net (loss) income	$(55,823)	$10,360	$45,551

See accompanying notes to consolidated financial statements.

LAMAR MEDIA CORP.
AND SUBSIDIARIES

Consolidated Statements of Stockholder’s Equity and Comprehensive Income (Deficit)
Years Ended December 31, 2009, 2008 and 2007

			Accumulated
		Additional	Comprehensive
	Common	Paid-In	Income	Accumulated
	Stock	Capital	(Deficit)	Deficit	Total
	(In thousands, except share and per share data)

Balance, December 31, 2006	$—	$2,444,485	$2,253	$(956,224)	$1,490,514
Contribution from parent	—	48,395	—	—	48,395
Comprehensive income:
Foreign currency translations	—	—	6,747	—	6,747
Change in unrealized loss of hedging transaction	—	—	(179)	—	(179)
Net income	—	—	—	45,551	45,551
Net comprehensive income	—	—	—	—	52,119
Dividend to parent	—	—	—	(708,808)	(708,808)

Balance, December 31, 2007	$—	$2,492,880	$8,821	$(1,619,481)	$882,220
Contribution from parent	—	24,601	—	—	24,601
Comprehensive income:
Foreign currency translations	—	—	(6,252)	—	(6,252)
Change in unrealized loss of hedging transaction, net of tax $2,398	—	—	(3,635)	—	(3,635)
Net income	—	—	—	10,360	10,360
Net comprehensive income	—	—	—	—	473
Dividend to parent	—	—	—	(93,390)	(93,390)

Balance, December 31, 2008	$—	$2,517,481	$(1,066)	$(1,702,511)	$813,904
Contribution from parent	—	17,302	—	—	17,302
Comprehensive income:
Foreign currency translations	—	—	2,500	—	2,500
Change in unrealized loss of hedging transaction, net of tax $2,398	—	—	3,814	—	3,814
Net loss	—	—	—	(55,823)	(55,823)
Net comprehensive loss	—	—	—	—	(49,509)
Dividend to parent	—	—	—	(225)	(225)

Balance, December 31, 2009	$—	$2,534,783	$5,248	$(1,758,559)	$781,472

See accompanying notes to consolidated financial statements.

LAMAR MEDIA CORP.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
	(In thousands)

Cash flows from operating activities:
Net (loss) income	$(55,823)	$10,360	$45,551
Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization	336,725	331,654	306,879
Non-cash compensation	12,462	9,005	27,488
Amortization included in interest expense	14,312	3,703	3,347
Gain on disposition of assets and investments	(6,869)	(9,177)	(19,362)
Deferred income tax expenses (benefit)	(20,602)	25,781	5,650
Provision for doubtful accounts	12,663	14,365	7,166
Changes in operating assets and liabilities:
(Increase) decrease in:
Receivables	(2,083)	(11,013)	(10,859)
Prepaid expenses	5,959	599	(4,159)
Other assets	(14,628)	(17,170)	(11,221)
Increase (decrease) in:
Trade accounts payable	1,508	(4,452)	5,367
Accrued expenses	9,677	60	(10,638)
Other liabilities	(738)	(18,824)	(19,349)

Cash flows provided by operating activities	292,563	334,891	325,860

Cash flows from investing activities:
Capital expenditures	(38,815)	(198,070)	(220,534)
Acquisitions	(4,457)	(249,951)	(153,593)
Decrease in notes receivable	168	267	9,420
Proceeds from disposition of assets and investments	14,065	10,335	23,626

Cash flows used in investing activities	(29,039)	(437,419)	(341,081)

Cash flows from financing activities:
Net payments on credit agreement	(198,701)	(29,412)	(107,585)
Payment on mirror note	(287,500)	—	—
Debt issuance costs	(19,919)	(168)	(7,003)
Net proceeds from note offerings and new notes payable	314,927	140,000	842,887
Dividends to parent	(225)	(93,390)	(708,808)
Contributions from parent	17,302	24,601	48,395

Cash flows (used in) provided by financing activities	(174,116)	41,631	67,886

Effect of exchange rate changes in cash and cash equivalents	1,759	(1,012)	11,587

Net increase (decrease) in cash and cash equivalents	91,167	(61,909)	64,252
Cash and cash equivalents at beginning of period	14,139	76,048	11,796

Cash and cash equivalents at end of period	$105,306	$14,139	$76,048

Supplemental disclosures of cash flow information:
Cash paid for interest	$169,703	$149,417	$157,549

Cash paid for state and federal income taxes	$3,314	$3,933	$34,249

See accompanying notes to consolidated financial statements.

LAMAR MEDIA CORP.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Dollars in thousands, except share and per share data)

(1)	Significant Accounting Policies

(a)	Nature of Business

Lamar Media Corp. is a wholly owned subsidiary of Lamar Advertising Company. Lamar Media Corp. is engaged in the outdoor advertising business operating approximately 150,000 outdoor advertising displays in 44 states. Lamar Media’s operating strategy is to be the leading provider of outdoor advertising services in the markets it serves.

In addition, Lamar Media operates a logo sign business in 21 states throughout the United States as well as the province of Ontario, Canada. Logo signs are erected pursuant to state-awarded service contracts on public rights-of-way near highway exits and deliver brand name information on available gas, food, lodging and camping services. Included in the Company’s logo sign business are tourism signing contracts. The Company provides transit advertising on bus shelters, benches and buses in the markets it serves.

Certain footnotes are not provided for the accompanying financial statements as the information in notes 2, 4, 6, 9, 10, 13, 14, 15, 16, 17, 18 and 20 and portions of notes 1 and 12 to the consolidated financial statements of Lamar Advertising Company included elsewhere in this filing are substantially equivalent to that required for the consolidated financial statements of Lamar Media Corp. Earnings per share data is not provided for the operating results of Lamar Media Corp. as it is a wholly owned subsidiary of Lamar Advertising Company.

(b)	Principles of Consolidation

The accompanying consolidated financial statements include Lamar Media Corp., its wholly owned subsidiaries, The Lamar Company, LLC, Lamar Central Outdoor, Inc., Lamar Oklahoma Holding Co., Inc., Lamar Advertising Southwest, Inc., Lamar DOA Tennessee Holdings, Inc., and Interstate Logos, LLC. and their majority-owned subsidiaries. All inter-company transactions and balances have been eliminated in consolidation.

(2)	Non-cash Financing and Investing Activities

For the years ended December 31, 2009, 2008 and 2007 there were no significant non-cash financing or investing activities.

(3)	Goodwill and Other Intangible Assets

The following is a summary of intangible assets at December 31, 2009 and December 31, 2008:

	Estimated	2009		2008
	Life	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	(Years)	Amount	Amortization	Amount	Amortization

Amortizable Intangible Assets:
Customer lists and contracts	7 — 10	$465,634	$429,674	$465,126	$415,753
Non-competition agreement	3 — 15	63,419	59,810	63,407	58,380
Site locations	15	1,371,968	741,599	1,367,511	649,597
Other	5 — 15	13,063	13,063	13,001	12,175

		$1,914,084	$1,244,146	$1,909,045	$1,135,905
Unamortizable Intangible Assets:
Goodwill		$1,666,897	$252,766	$1,659,020	$252,766

LAMAR MEDIA CORP.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The changes in the gross carrying amount of goodwill for the year ended December 31, 2009 are as follows:

Balance as of December 31, 2008	$1,659,020
Goodwill acquired during the year	3,288
Purchase price adjustments and other	4,589
Impairment losses	—

Balance as of December 31, 2009	$1,666,897

(4)	Accrued Expenses

The following is a summary of accrued expenses at December 31, 2009 and 2008:

	2009	2008

Payroll	$11,568	$7,437
Interest	44,663	36,761
Other	28,646	23,153

	$84,877	$67,351

(5)	Long-term Debt

Long-term debt consists of the following at December 31, 2009 and 2008:

	2009	2008

7 1/4% Senior Subordinated Notes	$386,765	$387,278
Mirror note to parent	—	287,500
Bank Credit Agreement	1,092,763	1,290,625
6 5/8% Senior Subordinated Notes	400,000	400,000
6 5/8% Senior Subordinated Notes — Series B	205,077	203,584
6 5/8% Senior Subordinated Notes — Series C	264,062	262,568
9 3/4% Senior Notes	318,958	—
Other notes with various rates and terms	4,014	4,803

	2,671,639	2,836,358
Less current maturities	(118,009)	(58,751)

Long-term debt excluding current maturities	$2,553,630	$2,777,607

Long-term debt matures as follows:

2010	$118,009
2011	$199,449
2012	$420,816
2013	$434,247
2014	$629,022
Later years	$870,096

LAMAR MEDIA CORP.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(6)	Income Taxes

In January 2007, we adopted Accounting for Uncertainty in Income Taxes (formerly FIN 48). Accounting for Uncertainty in Income Taxes prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, it provides guidance on the measurement, derecognition, classification and disclosure of tax positions, as well as the accounting for related interest and penalties, and is effective for fiscal years beginning after December 15, 2006. We are required to record the impact of adopting this guidance as an adjustment to the January 1, 2007 beginning balance of retained earnings rather than our consolidated statement of income.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance of December 31, 2008	$868
Plus: additions based on tax positions related to the current year	35
Plus: additions for tax positions of prior years	16
Less: reductions made for tax positions of prior years	—
Settlements	—

Balance of December 31, 2009	$919

Included in the balance of unrecognized benefits as of December 31, 2009 is $919, benefits that, if recognized in future periods, would impact our effective tax rate.

To the extent penalties and interest would be assessed on any underpayment of income tax, such amounts have been accrued and included in our accrued current tax liability in our consolidated balance sheets. This is an accounting policy election we made that is a continuation of our historical policy and we intend to continue to consistently apply the policy in the future. During 2009, we accrued $20, in gross interest and penalties.

In addition, we are subject to both income taxes in the United States and in many of the 50 individual states. In addition, the Company is subject to income taxes in Canada and in the Commonwealth of Puerto Rico. We are open to examination in United States and in various individual states for tax years ended December 2005 through December 2008. We are also open to examination for the years ended 2002-2003 resulting from net operating losses generated and available for carry forward from those years.

We do not anticipate a significant change in the balance of unrecognized tax benefits within the next 12 months.

As of December 31, 2009 and December 31, 2008, Lamar Media had income taxes receivable of $36,167 and $22,109 included in other current assets, respectively.

LAMAR MEDIA CORP.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Income tax expense (benefit) for the years ended December 31, 2009, 2008 and 2007, consists of:

	Current	Deferred	Total

Year ended December 31, 2009:
U.S. federal	$(19,691)	$(15,292)	$(34,983)
State and local	2,026	(2,991)	(965)
Foreign	2,121	(2,319)	(198)

	$(15,544)	$(20,602)	$(36,146)

Year ended December 31, 2008:
U.S. federal	$(13,560)	$25,425	$11,865
State and local	903	2,138	3,041
Foreign	1,363	(1,782)	(419)

	$(11,294)	$25,781	$14,487

Year ended December 31, 2007:
U.S. federal	$22,329	$5,056	$27,385
State and local	7,151	1,150	8,301
Foreign	2,153	(556)	1,597

	$31,633	$5,650	$37,283

Income tax expense attributable to continuing operations for the years ended December 31, 2009, 2008 and 2007, differs from the amounts computed by applying the U.S. federal income tax rate of 35 percent for 2009 and 2008 and 2007, to income before income taxes as follows:

	2009	2008	2007

Computed expected tax expense	$(32,189)	$8,696	$28,992
Increase (reduction) in income taxes resulting from:
Book expenses not deductible for tax purposes	816	1,482	1,105
Stock-based compensation	(3,534)	2,145	880
Amortization of non-deductible goodwill	1	19	24
State and local income taxes, net of federal income tax benefit	(628)	1,382	6,168
Undistributed earnings foreign subsidiaries	828	821	465
Valuation allowance	(9)	594	(772)
Other differences, net	(1,431)	(652)	421

	$(36,146)	$14,487	$37,283

LAMAR MEDIA CORP.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are presented below:

	2009	2008

Current deferred tax assets:
Receivables, principally due to allowance for doubtful accounts	$6,298	$6,124
Tax credits	3,912	—
Accrued liabilities not deducted for tax purposes	2,890	2,401
Other	423	423

Net current deferred tax asset	$13,523	$8,948

Non-current deferred tax liabilities:
Plant and equipment, principally due to differences in depreciation	$(37,676)	$(33,135)
Intangibles, due to differences in amortizable lives	(266,570)	(250,574)
Undistributed earnings of foreign subsidiary	(2,940)	(2,112)
Investment in partnership	(973)	(126)
Other, net	—	(186)

	$(308,159)	$(286,133)

Non-current deferred tax assets:
Plant and equipment, due to basis differences on acquisitions and costs capitalized for tax purposes	19,074	21,107
Investment in affiliates and plant and equipment, due to gains recognized for tax purposes and deferred for financial reporting purposes	933	933
Accrued liabilities not deducted for tax purposes	26,438	13,540
Net operating loss carry forward	46,063	27,712
Asset retirement obligation	51,857	49,893
Tax credits	16,288	13,362
Interest rate swap agreement	—	2,403
Other, net	87	—
Charitable contributions carry forward	333	218

Total deferred tax assets	161,073	129,168
Less: valuation allowance	(1,679)	(1,692)

Total net deferred tax assets	159,394	127,476

Net non-current deferred tax liability	$(148,765)	$(158,657)

During 2009, we generated $111,176 of U.S. net operating losses, of which $73,990 will be used to carry back to the 2007 tax year. As of December 31, 2009, we had approximately $82,059 of U.S. net operating loss carry forwards remaining to offset future taxable income. Of this amount, $43,201 is subject to an IRC § 382 limitation of $11,793 per year. Theses carry forwards expire between 2022 through 2029. In addition, we have $19,842 of various credits available to offset future U.S. federal income tax.

As of December 31, 2009 we have approximately $307,348 state net operating losses before valuation allowances. These state net operating losses are available to reduce future taxable income and expire at various

LAMAR MEDIA CORP.
AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

times and amounts. Management has determined that a valuation allowance related to state net operating loss carry forwards is necessary. The valuation allowance for these deferred tax assets as of December 31, 2009 and 2008 was $1,679 and $1,692, respectively. The net change in the total valuation allowance for each of the years ended December 31, 2009, 2008, 2007 was a (decrease) increase of $(13), $594 and $(772), respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those jurisdictions during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carry back and carry forward periods), projected future taxable income, and tax-planning strategies in making this assessment. Based on the level of historical federal taxable income and projections for future federal taxable income over the periods for which the U.S. deferred tax assets are deductible, management believes that it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2009. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

We have a deferred tax liability of approximately $2,940 for the undistributed earnings of our foreign operations that arose in 2008 and prior years. We have recognized current year tax expense of approximately $828 for the change in this deferred tax liability. As of December 31, 2009, the undistributed earnings of these subsidiaries were approximately $8,400.

(7)	Related Party Transactions

Affiliates, as used within these statements, are persons or entities that are affiliated with Lamar Media Corp. or its subsidiaries through common ownership and directorate control.

On September 30, 2005, Lamar Media Corp. issued a note payable to its parent, Lamar Advertising Company, for $287,500 bearing interest at 2 7/8% due 2010. This note was paid in full as of December 31, 2009.

As of December 31, 2009 and December 31, 2008, there was a receivable (payable) from/to Lamar Advertising Company, its parent, in the amount of $(7,075) and $2,221, respectively.

Effective December 31, 2009 and December 31, 2008, Lamar Advertising Company contributed $17,302 and $24,601, respectively, to Lamar Media which resulted in an increase in Lamar Media’s additional paid-in capital.

(8)	Quarterly Financial Data (Unaudited)

	Year 2009 Quarters
	March 31	June 30	September 30	December 31

Net revenues	$247,248	$274,736	$271,766	$262,315
Net revenues less direct advertising expenses	$146,267	$175,292	$174,136	$162,645
Net loss	$(19,355)	$(12,997)	$(4,822)	$(18,649)

	Year 2008 Quarters
	March 31	June 30	September 30	December 31

Net revenues	$282,776	$323,819	$312,516	$279,308
Net revenues less direct advertising expenses	$177,551	$213,317	$198,541	$171,350
Net income (loss)	$(1,632)	$14,677	$3,819	$(6,504)

SCHEDULE 2

Lamar Media Corp.
and Subsidiaries
Valuation and Qualifying Accounts
Years Ended December 31, 2009, 2008 and 2007

	Balance at	Charged to		Balance
	Beginning of	Costs and		at End
	Period	Expenses	Deductions	of Period
	(In thousands)

Year Ended December 31, 2009
Deducted in balance sheet from trade accounts receivable:
Allowance for doubtful accounts	$10,000	12,663	13,113	$9,550
Deducted in balance sheet from intangible assets:
Amortization of intangible assets	$1,388,671	108,293	52	$1,496,912
Year Ended December 31, 2008
Deducted in balance sheet from trade accounts receivable:
Allowance for doubtful accounts	$6,740	14,365	11,105	$10,000
Deducted in balance sheet from intangible assets:
Amortization of intangible assets	$1,281,690	106,981	—	$1,388,671
Year Ended December 31, 2007
Deducted in balance sheet from trade accounts receivable:
Allowance for doubtful accounts	$6,400	7,166	6,826	$6,740
Deducted in balance sheet from intangible assets:
Amortization of intangible assets	$1,172,441	109,249	—	$1,281,690

LAMAR ADVERTISING COMPANY AND
SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2010	2009
	(Unaudited)
	(In thousands, except share and per share data)

ASSETS
Current assets:
Cash and cash equivalents	$26,876	$112,253
Receivables, net of allowance for doubtful accounts of $9,000 and $9,550 in 2010 and 2009, respectively	161,287	142,518
Prepaid expenses	58,491	40,588
Deferred income tax assets	13,621	13,523
Other current assets	60,296	59,054

Total current assets	320,571	367,936

Property, plant and equipment	2,827,331	2,828,726
Less accumulated depreciation and amortization	(1,496,103)	(1,421,815)

Net property, plant and equipment	1,331,228	1,406,911

Goodwill	1,425,413	1,424,283
Intangible assets	618,600	670,501
Deferred financing costs, net of accumulated amortization of $16,065 and $37,880 in 2010 and 2009, respectively	47,004	32,613
Other assets	38,337	41,297

Total assets	$3,781,153	$3,943,541

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$9,874	$10,678
Current maturities of long-term debt	12,534	121,282
Accrued expenses	84,907	95,616
Deferred income	46,894	36,131

Total current liabilities	154,209	263,707

Long-term debt	2,534,433	2,553,630
Deferred income tax liabilities	95,920	116,130
Asset retirement obligation	170,853	160,260
Other liabilities	18,363	18,016

Total liabilities	2,973,778	3,111,743

Stockholders’ equity:
Series AA preferred stock, par value $.001, $63.80 cumulative dividends, authorized 5,720 shares; 5,720 shares issued and outstanding at 2010 and 2009	—	—
Class A preferred stock, par value $638, $63.80 cumulative dividends, 10,000 shares authorized; 0 shares issued and outstanding at 2010 and 2009	—	—
Class A common stock, par value $.001, 175,000,000 shares authorized, 94,155,783 and 93,742,080 shares issued at 2010 and 2009, respectively; 77,156,933 and 76,796,827 issued and outstanding at 2010 and 2009, respectively	94	94
Class B common stock, par value $.001, 37,500,000 shares authorized, 15,122,865 and 15,172,865 shares issued and outstanding at 2010 and 2009, respectively	15	15
Additional paid-in capital	2,372,913	2,361,166
Accumulated comprehensive income	4,652	5,248
Accumulated deficit	(685,262)	(651,317)
Cost of shares held in treasury, 16,998,850 and 16,945,253 shares in 2010 and 2009, respectively	(885,037)	(883,408)

Stockholders’ equity	807,375	831,798

Total liabilities and stockholders’ equity	$3,781,153	$3,943,541

See accompanying notes to condensed consolidated financial statements.

LAMAR ADVERTISING COMPANY AND
SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	(Unaudited)
	(In thousands, except share and per share data)

Net revenues	$286,366	$274,736	$530,469	$521,984

Operating expenses (income)
Direct advertising expenses (exclusive of depreciation and amortization)	99,825	99,444	198,377	200,425
General and administrative expenses (exclusive of depreciation and amortization)	48,275	48,275	95,346	94,603
Corporate expenses (exclusive of depreciation and amortization)	12,276	10,783	22,748	21,658
Depreciation and amortization	78,165	83,489	156,507	169,263
Gain on disposition of assets	(1,446)	(1,221)	(2,619)	(1,873)

	237,095	240,770	470,359	484,076

Operating income	49,271	33,966	60,110	37,908
Other expense (income)
Loss (gain) on extinguishment of debt	17,137	(3,539)	17,398	(3,539)
Interest income	(87)	(169)	(176)	(314)
Interest expense	46,640	56,645	95,970	92,995

	63,690	52,937	113,192	89,142

Loss before income tax expense	(14,419)	(18,971)	(53,082)	(51,234)
Income tax benefit	(5,482)	(7,134)	(19,318)	(17,659)

Net loss	(8,937)	(11,837)	(33,764)	(33,575)
Preferred stock dividends	91	91	182	182

Net loss applicable to common stock	$(9,028)	$(11,928)	$(33,946)	$(33,757)

Earnings per share:
Basic earnings per share	$(0.10)	$(0.13)	$(0.37)	$(0.37)

Diluted earnings per share	$(0.10)	$(0.13)	$(0.37)	$(0.37)

Weighted average common shares used in computing earnings per share:
Weighted average common shares outstanding	92,202,404	91,686,753	92,115,868	91,633,232
Incremental common shares from dilutive stock options and warrants	—	—	—	—
Incremental common shares from convertible debt	—	—	—	—

Weighted average common shares diluted	92,202,404	91,686,753	92,115,868	91,633,232

See accompanying notes to condensed consolidated financial statements.

LAMAR ADVERTISING COMPANY AND
SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2010	2009
	(Unaudited)
	(In thousands)

Cash flows from operating activities:
Net loss	$(33,764)	$(33,575)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	156,507	169,263
Non-cash equity based compensation	7,800	6,741
Amortization included in interest expense	8,042	11,385
Gain on disposition of assets	(2,619)	(1,873)
Loss (gain) on extinguishment of debt	17,398	(3,539)
Deferred tax benefit	(20,406)	(19,036)
Provision for doubtful accounts	3,779	5,495
Changes in operating assets and liabilities:
(Increase) decrease in:
Receivables	(9,274)	(2,291)
Prepaid expenses	(16,617)	(17,068)
Other assets	(385)	(1,946)
Increase (decrease) in:
Trade accounts payable	(826)	(3,513)
Accrued expenses	(11,675)	7,543
Other liabilities	(4,790)	(1,175)

Net cash provided by operating activities	93,170	116,411

Cash flows from investing activities:
Acquisitions	(1,354)	(642)
Capital expenditures	(15,688)	(21,471)
Proceeds from disposition of assets	3,726	8,244
Payments received on notes receivable	197	84

Net cash used in investing activities	(13,119)	(13,785)

Cash flows from financing activities:
Debt issuance costs	(32,274)	(19,629)
Cash used for purchase of treasury stock	(1,629)	(43)
Net proceeds from issuance of common stock	3,971	1,442
Net payments under credit agreement	(150,198)	(114,532)
Net proceeds from credit agreement refinancing	5,360	—
Payment on convertible notes	(1,000)	(141,342)
Proceeds from note offering	400,000	314,927
Net payment on 7 1/4% Notes	(389,647)	—
Dividends	(182)	(182)

Net cash (used in) provided by financing activities	(165,599)	40,641

Effect of exchange rate changes in cash and cash equivalents	171	164
Net (decrease) increase in cash and cash equivalents	(85,377)	143,431
Cash and cash equivalents at beginning of period	112,253	14,139

Cash and cash equivalents at end of period	$26,876	$157,570

Supplemental disclosures of cash flow information:
Cash paid for interest	$95,862	$72,107

Cash paid for foreign, state and federal income taxes	$2,106	$1,155

See accompanying notes to condensed consolidated financial statements.

LAMAR ADVERTISING COMPANY AND
SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

1.	Significant Accounting Policies

The information included in the foregoing interim condensed consolidated financial statements is unaudited. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company’s financial position and results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year. These interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto included in the 2009 Combined Form 10-K. Subsequent events, if any, are evaluated through the date on which the financial statements are issued.

2. Stock-Based Compensation

Equity Incentive Plan.  Lamar Advertising’s 1996 Equity Incentive Plan has reserved 13 million shares of Class A common stock for issuance to directors and employees, including shares underlying granted options and common stock reserved for issuance under its performance-based incentive program. Options granted under the plan expire ten years from the grant date with vesting terms ranging from three to five years and include 1) options that vest in one-fifth increments beginning on the grant date and continuing on each of the first four anniversaries of the grant date and 2) options that cliff-vest on the fifth anniversary of the grant date. All grants are made at fair market value based on the closing price of our Class A common stock as reported on the NASDAQ Global Select Market on the date of grant.

We use a Black-Scholes-Merton option pricing model to estimate the fair value of share-based awards. The Black-Scholes-Merton option pricing model incorporates various and highly subjective assumptions, including expected term and expected volatility. The Company granted options for an aggregate of 13,500 shares of its Class A common stock during the six months ended June 30, 2010.

Stock Purchase Plan.  Lamar’s 2000 Employee Stock Purchase Plan has reserved 924,000 shares of Class A common stock for issuance to employees. The 2000 ESPP was terminated following the issuance of all shares that were subject to the offer that commenced under the 2000 ESPP on January 1, 2009 and ended June 30, 2009. In 2009 we adopted a new employee stock purchase plan, which reserved 500,000 additional shares of common stock for issuance to employees. Our 2009 Employee Stock Purchase Plan (2009 ESPP) was adopted by our Board of Directors in February 2009 and approved by our shareholders on May 28, 2009. The terms of the 2009 ESPP are substantially the same as the 2000 ESPP. The following is a summary of ESPP share activity for the six months ended June 30, 2010:

Shares

Available for future purchases, January 1, 2010	480,858
Purchases	72,762

Available for future purchases, June 30, 2010	408,096

Performance-based compensation.  Unrestricted shares of our Class A common stock may be awarded to key officers, employees and directors under our 1996 Equity Incentive Plan. The number of shares to be issued, if any, will be dependent on the level of achievement of performance measures for key officers and employees, as determined by the Company’s Compensation Committee based on our 2010 results. Any shares issued based on the achievement of performance goals will be issued in the first quarter of 2011. The shares subject to these awards can range from a minimum of 0% to a maximum of 100% of the target number of shares depending on the level at which the goals are attained. For the six months ended June 30, 2010, the

LAMAR ADVERTISING COMPANY AND
SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company has recorded $3,300 as non-cash compensation expense related to performance based awards. In addition, each non-employee director automatically receives upon election or re-election a restricted stock award of our Class A common stock. The awards vest 50% on grant date and 50% on the last day of the directors one year term. The Company recorded a $201 non-cash compensation expense related to these awards for the six months ended June 30, 2010.

3.	Depreciation and Amortization

The Company includes all categories of depreciation and amortization on a separate line in its Statement of Operations. The amounts of depreciation and amortization expense excluded from the following operating expenses in its Statement of Operations are:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Direct advertising expenses	$74,476	$78,975	$149,116	$160,298
General and administrative expenses	1,250	1,592	2,516	3,198
Corporate expenses	2,439	2,922	4,875	5,767

	$78,165	$83,489	$156,507	$169,263

4.	Goodwill and Other Intangible Assets

The following is a summary of intangible assets at June 30, 2010 and December 31, 2009.

	Estimated	June 30, 2010		December 31, 2009
	Life	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	(Years)	Amount	Amortization	Amount	Amortization

Customer lists and contracts	7–10	$465,851	$435,959	$465,634	$429,674
Non-competition agreements	3–15	63,429	60,415	63,419	59,810
Site locations	15	1,372,439	787,293	1,371,968	741,599
Other	5–15	13,608	13,060	13,608	13,045

		1,915,327	1,296,727	1,914,629	1,244,128
Unamortizable intangible assets:
Goodwill		$1,679,048	$253,635	$1,677,918	$253,635

5.	Asset Retirement Obligations

The Company’s asset retirement obligations include the costs associated with the removal of its structures, resurfacing of the land and retirement cost, if applicable, related to the Company’s outdoor advertising portfolio. The following table reflects information related to our asset retirement obligations:

Balance at December 31, 2009	$160,260
Revisions in cash flow estimates	7,809
Additions to asset retirement obligations	130
Accretion expense	5,339
Liabilities settled	(2,685)

Balance at June 30, 2010	$170,853

LAMAR ADVERTISING COMPANY AND
SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Summarized Financial Information of Subsidiaries

Separate financial statements of each of the Company’s direct or indirect wholly owned subsidiaries that have guaranteed Lamar Media’s obligations with respect to its publicly issued notes (collectively, the “Guarantors”) are not included herein because the Company has no independent assets or operations, the guarantees are full and unconditional and joint and several and the only subsidiaries that are not a guarantors are in the aggregate minor.

Lamar Media’s ability to make distributions to Lamar Advertising is restricted under both the terms of the indentures relating to Lamar Media’s outstanding notes and by the terms of its senior credit facility. As of June 30, 2010 and December 31, 2009, Lamar Media was permitted under the terms of its outstanding subordinated notes to make transfers to Lamar Advertising in the form of cash dividends, loans or advances in amounts up to $1,251,354 and $1,156,267, respectively. Under its senior credit facility, however, if the total holdings debt ratio (as defined in the senior credit facility) is greater than 5.75 to 1 or its senior debt ratio (as defined in the senior credit facility) is greater than 3.25 to 1.0, or if under the indenture for the 9 3/4% Senior Notes Lamar Media’s senior leverage ratio (as defined in the indenture for the 9 3/4% Senior Notes) is greater than or equal to 3.0 to 1, transfers to Lamar Advertising are subject to additional restrictions. As of June 30, 2010, the total holdings debt ratio was greater than 5.75 to 1 and, therefore, transfers to Lamar Advertising were restricted to the following: (a) payments to allow Lamar Advertising to pay dividends on its outstanding Series AA Preferred Stock and (b) payments in respect of “Qualified Holdings Obligations” (as defined in the senior credit facility), consisting of certain fees, costs and expenses incurred from time to time by Lamar Advertising on behalf of Lamar Media and its subsidiaries.

As of June 30, 2010, Lamar Media’s senior leverage ratio was greater than 3.0 to 1 and, therefore, transfers to Lamar Advertising were restricted to a series of baskets specified in the indenture governing the 9 3/4% Senior Notes, including payments of Lamar Media’s operating expenses in an aggregate amount in any fiscal year not to exceed 5% of the total operating expenses of Lamar Media and its restricted subsidiaries and other restricted payments not in excess $500 in any fiscal year of Lamar Media.

7.	Earnings Per Share

The calculation of basic earnings per share excludes any dilutive effect of stock options and convertible debt, while diluted earnings per share includes the dilutive effect of options and convertible debt. The number of dilutive shares excluded from this calculation resulting from the dilutive effect of options is 512,466 and 60,020 for the three months ended June 30, 2010 and 2009 and 511,335 and 153,902 for the six months ended June 30, 2010 and 2009. Diluted earnings per share should also reflect the potential dilution that could occur if the Company’s convertible debt was converted to common stock. The number of potentially dilutive shares related to the Company’s convertible debt excluded from the calculation because of their antidilutive effect is 49,125 and 3,428,386 for the three months ended June 30, 2010 and 2009, respectively and 57,646 and 4,647,367 for the six months ended June 30, 2010 and June 30, 2009, respectively.

8.	Long-term Debt

On April 22, 2010 the Company completed an institutional private placement of $400,000 aggregate principal amount of 7 7/8% Senior Subordinated Notes due 2018 (the 7 7/8% “Notes) of Lamar Media. The institutional private placement resulted in net proceeds to Lamar Media of approximately $392,000.

Lamar Media may redeem up to 35% of the aggregate principal amount of the Notes, at any time and from time to time, at a price equal to 107.875% of the aggregate principal amount so redeemed, plus accrued and unpaid interest thereon (including additional interest, if any), with the net cash proceeds of certain public equity offerings completed before April 15, 2013, provided that following the redemption at least 65% of the

LAMAR ADVERTISING COMPANY AND
SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Notes that were originally issued remain outstanding. At any time prior to April 15, 2014, Lamar Media may redeem some or all of the Notes at a price equal to 100% of the principal amount plus a make-whole premium. On or after April 15, 2014, Lamar Media may redeem the Notes, in whole or part, in cash at redemption prices specified in the Indenture.

The Company used the proceeds of this offering, after the payment of fees and expenses, to repurchase all of its outstanding 7 1/4% Senior Subordinated Notes due 2013 (the “7 1/4% Notes”), as described below.

On April 8, 2010, Lamar Media commenced a tender offer to purchase for cash any and all of its outstanding 7 1/4% Notes. In conjunction with the tender offer, Lamar Media also solicited consents from the holders of the 7 1/4% Notes to amend the 7 1/4% Notes to eliminate certain covenants and amend certain provisions of the indenture governing the 7 1/4% Notes. On April 22, 2010 Lamar Media accepted tenders for $365,390 in aggregate principal amount of the 7 1/4% Notes in connection with the early settlement date of the tender offer. The holders of accepted notes received a total consideration of $1,012.08 per $1,000 principal amount of the notes tendered (per note data not in thousands). The total cash payment to purchase the tendered 7 1/4% Notes, including accrued and unpaid interest up to but excluding April 22, 2010 was $377,972. Tendering holders also delivered the requisite consents authorizing Lamar Media to remove certain covenants in the 7 1/4% Notes. These consents authorized entry into a Supplemental Indenture, which reflects the amendments to the 7 1/4% Notes discussed above. On May 6, 2010, Lamar Media accepted tenders for an additional $169 in aggregate principal amount of 7 1/4% Notes in connection with the final settlement of the tender offer. On June 7, 2010, Lamar Media redeemed the remaining $19,441 in outstanding notes.

The Company recognized a loss of $17,398 on the early extinguishment of debt resulting from its refinancing transactions for the six months ended June 30, 2010.

On April 28, 2010, Lamar Media Corp. refinanced its existing senior credit facility with a new senior credit facility. The new senior credit facility, for which JPMorgan Chase Bank, N.A. serves as administrative agent, consists of a $250,000 revolving credit facility, a $270,000 term loan A-1 facility, a $30,000 term loan A-2 facility, a $575,000 term loan B facility and a $300,000 incremental facility, which may be increased by up to an additional $200,000, based upon our satisfaction of a senior debt ratio test (as described below, of less than or equal to 3.25 to 1. Lamar Media is the borrower under our new senior credit facility, except with respect to the $30,000 term loan A-2 facility for which Lamar Media’s wholly-owned subsidiary, Lamar Advertising of Puerto Rico, Inc. is the borrower. We may also from time to time designate additional wholly-owned subsidiaries as subsidiary borrowers under the incremental loan facility that can borrow up to $110,000 of the incremental facility. Incremental loans may be in the form of additional term loan tranches or increases in the revolving credit facility. Our lenders have no obligation to make additional loans to us, or any designated subsidiary borrower, under the incremental facility, but may enter into such commitments in their sole discretion.

The term loan A-1 will begin amortizing on June 30, 2011 in quarterly installments paid on each September 30, December 31, March 31 and June 30 thereafter, as follows:

Principal Payment Date	Principal Amount

June 30, 2011 — March 31, 2012	$3,375
June 30, 2012 — March 31, 2014	$6,750
June 30, 2014 — March 31, 2015	$13,500
June 30, 2015 — September 30, 2015	$37,125
December 31, 2015	$74,250

LAMAR ADVERTISING COMPANY AND
SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The term loan A-2 will begin amortizing on June 30, 2011 in quarterly installments paid on each September 30, December 31, March 31 and June 30 thereafter, as follows:

Principal Payment Date	Principal Amount

June 30, 2011 — March 31, 2012	$375
June 30, 2012 — March 31, 2014	$750
June 30, 2014 — March 31, 2015	$1,500
June 30, 2015 — September 30, 2015	$4,125
December 31, 2015	$8,250

The term loan B began amortizing on June 30, 2010 in equal quarterly installments of $1,437.5 paid on each September 30, December 31, March 31 and June 30 thereafter, with the remainder payable at maturity.

The term loan A-1 and term loan A-2 facilities will mature on December 31, 2015; the term loan B facility will mature on December 31, 2016; and the revolving credit facility will mature on April 28, 2015.

Lamar Media is required to comply with certain covenants and restrictions under its senior credit facility. If the Company fails to comply with these tests, the long term debt payments may be accelerated. At June 30, 2010, we must be in compliance with the following financial ratios:

•	a total holdings debt ratio, defined as total consolidated debt of Lamar Media and its restricted subsidiaries as of any date to EBITDA, as defined below, for the most recent four fiscal quarters then ended as set forth below:

Period	Ratio

April 28, 2010 through and including September 29, 2010	7.50 to 1.00
September 30, 2010 through and including March 30, 2011	7.25 to 1.00
March 31, 2011 through and including December 30, 2011	7.00 to 1.00
December 31, 2011 through and including March 30, 2012	6.75 to 1.00
March 31, 2012 through and including March 30, 2013	6.25 to 1.00
From and after March 31, 2013	6.00 to 1.00

•	a senior debt ratio, defined as total consolidated senior debt of Lamar Media and its restricted subsidiaries to EBITDA, as defined below, for the most recent four fiscal quarters then ended as set forth below:

Period	Ratio

April 28, 2010 through and including September 29, 2010	4.00 to 1.00
September 30, 2010 through and including March 30, 2011	3.75 to 1.00
March 31, 2011 through and including September 29, 2011	3.50 to 1.00
September 30, 2011 through and including March 30, 2012	3.25 to 1.00
March 31, 2012 through and including March 30, 2013	3.00 to 1.00
From and after March 31, 2013	2.75 to 1.00

•	a fixed charges coverage ratio, defined as the ratio of EBITDA, (as defined below), for the most recent four fiscal quarters to the sum of (1) the total payments of principal and interest on debt for such period, plus (2) capital expenditures made during such period, plus (3) income and franchise tax payments made during such period, plus (4) dividends, of greater than 1.05 to 1.

The definition of “EBITDA” under the new senior credit agreement is as follows: “EBITDA” means, for any period, operating income for the Company and its restricted subsidiaries (determined on a consolidated

LAMAR ADVERTISING COMPANY AND
SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

basis without duplication in accordance with GAAP) for such period (calculated before taxes, interest expense, depreciation, amortization and any other non-cash income or charges accrued for such period, one-time cash restructuring and cash severance changes in the fiscal year ending December 31, 2009 of up to $2,500 aggregate amount, charges and expenses in connection with the credit facility transactions and the repurchase or redemption of our 7 1/4% Senior Subordinated Notes due 2013, and (except to the extent received or paid in cash by us or any of our restricted subsidiaries) income or loss attributable to equity in affiliates for such period) excluding any extraordinary and unusual gains or losses during such period and excluding the proceeds of any casualty events whereby insurance or other proceeds are received and certain dispositions not in the ordinary course. For purposes of calculating EBITDA, the effect on such calculation of any adjustments required under Statement of Accounting Standards No. 141R is excluded.

9.	Disclosures About Fair Value of Financial Instruments

At June 30, 2010, the Company’s financial instruments included cash and cash equivalents, marketable securities, accounts receivable, investments, accounts payable and borrowings. The fair values of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings and current portion of long-term debt approximated carrying values because of the short-term nature of these instruments. Investments are reported at fair values. Fair values for investments held at cost are not readily available, but are estimated to approximate fair value. The following table provides fair value measurement information for liabilities reported in the accompanying Condensed Consolidated Balance Sheet as of June 30, 2010:

As of June 30, 2010
Fair Value Measurements Using:
			Quoted	Significant
			Prices in	Other
			Active	Observable	Significant
	Carrying	Total Fair	Markets	Inputs	Unobservable
	Amount	Value	(Level 1)	(Level 2)	Inputs (Level 3)

Financial liabilities
Long-term debt (including current maturities)	$2,546,967	$2,584,193	$2,584,193	$—	$—

Fair Value Measurements and Disclosures (formerly SFAS No. 157), established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. As presented in the table above, this hierarchy consists of three broad levels. Level 1 inputs on the hierarchy consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority. Level 2 inputs are other than quoted prices in active markets included in Level 1, and Level 3 inputs have the lowest priority and include significant inputs that are generally less observable from objective sources. When available, we measure fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. We currently do not use Level 2 or Level 3 inputs to measure fair value.

The following methods and assumptions were used to estimate the fair values of the assets and liabilities in the table above.

Level 1 Fair Value Measurements

Long-term debt — The Fixed Rate Notes and Floating Rate Notes are actively traded in an established market. The fair values of these debt instruments are based on quotes obtained through financial information services and/or major financial institutions.

LAMAR ADVERTISING COMPANY AND
SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Adjustments to Previously Reported Amounts

During the third quarter of 2009, the Company identified an error in accounting for lease escalations, resulting in an immaterial understatement of accrued expenses and direct advertising expense which effected periods beginning fiscal 2005 through June 30, 2009. In accordance with Staff Accounting Bulletin (SAB) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, management evaluated the materiality of the error from qualitative and quantitative perspectives, and concluded the error was immaterial to the current and prior periods. The correction of the immaterial error resulted in overstatement of net income of $18 and $423 for the three and six months ended June 30, 2009, respectively.

The Company revised its historical financial statements as published in our 2009 Combined Form 10-K for fiscal 2007 and 2008, and the three and six months ended June 30, 2009 contained herein.

LAMAR MEDIA CORP.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2010	2009
	(Unaudited)
	(In thousands, except share data)

ASSETS
Current assets:
Cash and cash equivalents	$21,147	$105,306
Receivables, net of allowance for doubtful accounts of $9,000 and $9,550 in 2010 and 2009, respectively	161,287	142,518
Prepaid expenses	58,491	40,588
Deferred income tax assets	13,621	13,523
Other current assets	53,477	52,251

Total current assets	308,023	354,186

Property, plant and equipment	2,827,331	2,828,726
Less accumulated depreciation and amortization	(1,496,103)	(1,421,815)

Net property, plant and equipment	1,331,228	1,406,911

Goodwill	1,415,262	1,414,131
Intangible assets	618,052	669,938
Deferred financing costs net of accumulated amortization of $6,778 and $28,592 in 2010 and 2009, respectively	45,051	30,660
Other assets	33,050	36,012

Total assets	$3,750,666	$3,911,838

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Trade accounts payable	$9,874	$10,678
Current maturities of long-term debt	10,178	118,009
Accrued expenses	74,168	84,877
Deferred income	46,894	36,131

Total current liabilities	141,114	249,695

Long-term debt	2,534,433	2,553,630
Deferred income tax liabilities	128,594	148,765
Asset retirement obligation	170,853	160,260
Other liabilities	18,363	18,016

Total liabilities	2,993,357	3,130,366

Stockholder’s equity:
Common stock, par value $.01, 3,000 shares authorized, 100 shares issued and outstanding at 2010 and 2009	—	—
Additional paid-in-capital	2,546,553	2,534,783
Accumulated comprehensive income	4,652	5,248
Accumulated deficit	(1,793,896)	(1,758,559)

Stockholder’s equity	757,309	781,472

Total liabilities and stockholder’s equity	$3,750,666	$3,911,838

See accompanying note to condensed consolidated financial statements.

LAMAR MEDIA CORP.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	(Unaudited)
	(In thousands)

Net revenues	$286,366	$274,736	$530,469	$521,984

Operating expenses (income)
Direct advertising expenses (exclusive of depreciation and amortization)	99,825	99,444	198,377	200,425
General and administrative expenses (exclusive of depreciation and amortization)	48,275	48,275	95,346	94,603
Corporate expenses (exclusive of depreciation and amortization)	12,276	10,784	22,748	21,233
Depreciation and amortization	78,165	83,489	156,507	169,263
Gain on disposition of assets	(1,446)	(1,221)	(2,619)	(1,873)

	237,095	240,771	470,359	483,651

Operating income	49,271	33,965	60,110	38,333
Other expense (income)
Loss on extinguishment of debt	17,137	—	17,402	—
Interest income	(85)	(121)	(172)	(266)
Interest expense	46,583	55,057	95,877	88,165

	63,635	54,936	113,107	87,899

Loss before income tax expense	(14,364)	(20,971)	(52,997)	(49,566)
Income tax benefit	(5,554)	(7,974)	(19,289)	(17,213)

Net loss	$(8,810)	$(12,997)	$(33,708)	$(32,353)

See accompanying note to condensed consolidated financial statements.

LAMAR MEDIA CORP.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2010	2009
	(Unaudited)
	(In thousands)

Cash flows from operating activities:
Net loss	$(33,708)	$(32,353)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	156,507	169,263
Non-cash equity based compensation	7,800	6,741
Amortization included in interest expense	7,990	6,554
Gain on disposition of assets	(2,619)	(1,873)
Loss on extinguishment of debt	17,402	—
Deferred tax benefit	(20,377)	(18,866)
Provision for doubtful accounts	3,779	5,495
Changes in operating assets and liabilities:
(Increase) decrease in:
Receivables	(9,274)	(2,291)
Prepaid expenses	(16,617)	(17,068)
Other assets	(385)	(1,946)
Increase (decrease) in:
Trade accounts payable	(826)	(3,513)
Accrued expenses	(11,675)	7,820
Other liabilities	(4,791)	(93)

Net cash provided by operating activities	93,206	117,870

Cash flows from investing activities:
Acquisitions	(1,354)	(642)
Capital expenditures	(15,688)	(21,471)
Proceeds from disposition of assets	3,726	8,244
Payment received on notes receivable	197	84

Net cash used in investing activities	(13,119)	(13,785)

Cash flows from financing activities:
Debt issuance costs	(32,274)	(19,629)
Payment on mirror note	—	(287,500)
Net proceeds from note offering	400,000	314,927
Net payment on 7 1/4% Notes	(389,647)	—
Payments on credit agreement	(150,198)	(114,532)
Net proceeds from credit agreement refinancing	5,360	—
Contributions from parent	3,971	1,150
Dividend to parent	(1,629)	—

Net cash used in financing activities	(164,417)	(105,584)

Effect of exchange rate changes in cash and cash equivalents	171	164
Net decrease in cash and cash equivalents	(84,159)	(1,335)
Cash and cash equivalents at beginning of period	105,306	14,139

Cash and cash equivalents at end of period	$21,147	$12,804

Supplemental disclosures of cash flow information:
Cash paid for interest	$95,821	$72,800

Cash paid for foreign, state and federal income taxes	$2,106	$1,155

See accompanying note to condensed consolidated financial statements.

LAMAR MEDIA CORP.
AND SUBSIDIARIES

NOTE TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(IN THOUSANDS, EXCEPT FOR SHARE DATA)

1.	Significant Accounting Policies

The information included in the foregoing interim condensed consolidated financial statements is unaudited. In the opinion of management all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of Lamar Media’s financial position and results of operations for the interim periods presented have been reflected herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year. These interim condensed consolidated financial statements should be read in conjunction with Lamar Media’s consolidated financial statements and the notes thereto included in the 2009 Combined Form 10-K.

Certain notes are not provided for the accompanying condensed consolidated financial statements as the information in notes 1, 2, 3, 4, 5, 6, 8, 9 and 10 to the condensed consolidated financial statements of Lamar Advertising Company included elsewhere in this report is substantially equivalent to that required for the condensed consolidated financial statements of Lamar Media Corp. Earnings per share data is not provided for Lamar Media Corp., as it is a wholly owned subsidiary of the Company.